SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated May 28, 2008

BT Group plc
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

Enclosure: BT Group plc – Annual Report and Form 20-F 2008 as sent to shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Alan Scott
Name:	Alan Scott
Title:	Deputy Secretary

Date: May 28, 2008

BT Group plc Annual Report & Form 20-F 2008
Annual Report & Form 20-F 2008

Keeping BT ahead
of the game

BT Group plc Annual Report & Form 20-F

Welcome to our 2008 Annual Report.

We have divided the report into four sections:

Overview: this section contains a summary of the strategy, performance and activities of the group as well as messages from your Chairman and Chief Executive

Report of the Directors: this section provides detailed information about what the businesses within BT do and their financial performance in the year. The section also gives details of BT’s commitment to the wider community and how we govern ourselves

Financial statements: this section includes the consolidated financial statements, the notes to the financial statements and other useful summary financial information and operational statistics

Additional information: this section provides helpful information for shareholders and a glossary and index to make this report easier to navigate

BT Group plc is a public limited company registered in England and Wales and listed on the London and New York stock exchanges. It was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. Its registered office address is 81 Newgate Street, London EC1A 7AJ. The company changed its name to BT Group plc on 11 September 2001. Following the demerger of O2 in November 2001, the continuing activities of BT were transferred to BT Group plc.
     British Telecommunications plc is a wholly owned subsidiary of BT Group plc and encompasses virtually all the businesses and assets of the BT group. The successor to the statutory corporation British Telecommunications, it was incorporated in England and Wales as a public limited company, wholly owned by the UK Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the UK Government sold all of its shareholding in British Telecommunications plc in three public offerings.
     This is the Annual Report for the year ended 31 March 2008. It complies with UK regulations and is the Annual Report on Form 20-F for the US Securities and Exchange Commission to meet US regulations. This Annual Report has been sent to shareholders who have elected to receive a copy. A separate annual review and notice of meeting (including a summary financial statement) for the year ended 31 March 2008 has been issued to all shareholders.
     In this Annual Report, references to ‘BT Group’, ‘BT’, ‘the group’, ‘the company’, ‘we’ or ‘our’ are to BT Group plc (which includes the continuing activities of British Telecommunications plc) and its subsidiaries and lines of business, or any of them as the context may require.
     References to a year are to the financial year ended 31 March of that year, eg ‘2008’ refers to the year ended 31 March 2008. Unless otherwise stated, all non-financial statistics are at 31 March 2008. Please see cautionary statement regarding forward-looking statements on page 154.
     A number of measures quoted in this Annual Report are ‘non-GAAP’ measures. The Directors believe these measures provide a more meaningful analysis of the trading results of the group and are consistent with the way financial performance is measured by management. These include EBITDA and profit before taxation and specific items, earnings per share before specific items, earnings per share before specific items and leaver costs, net debt and free cash flow. The rationale for using non-GAAP measures and reconciliations to the most directly comparable IFRS indicator are provided on pages 38, 40-41, 45, 47, 49, 55-56 and 109.

Overview

2	Strategic and performance review

4	Our business in brief

6	Chairman’s message

8	Chief Executive’s statement

Report of the Directors

11	Business review

37	Financial review

58	Corporate governance

Financial statements

84	Statement of directors’ responsibilities

85	Report of the independent auditors – consolidated financial statements

88	Consolidated financial statements

139	Glossary of terms and US equivalents

140	Report of the independent auditors – parent company

141	Financial statements of BT Group plc

144	Subsidiary undertakings and associate

145	Quarterly analysis of revenue and profit

146	Selected financial data

150	Financial statistics

152	Operational statistics

Additional information

154	Information for shareholders

165	Cross reference to Form 20-F

168	Glossary of terms

171	Index

Overview
Strategic and performance review

Full year dividends per share
(pence)
15.8p full year proposed dividend per share – up 5%

Our strategy

Increased focus on providing global, real-time and open platforms and putting the customer at the heart of everything we do

Our aims	Our achievements

Our ongoing commitment is to increase shareholder value by…	24 quarters of consecutive year on year growth in earnings per share before specific items and leavers	£7.6bn paid out to shareholders in past 5 years
Full year proposed dividend of 15.8 pence per share, up 5%
£1.5 billion paid out as part of share buy back programme

… driving profitable growth in new wave products and services such as…	Coverage and support in 172 countries from our flagship MPLS network service; 25% growth in MPLS revenue	9% growth in new wave revenue in 2008
global networked IT services	£8 billion BT Global Services order intake
broadband	12.7 million broadband lines in the UK (DSL + LLU)
convergent mobility solutions	234 million Openzone minutes used in 2008

…maximising the potential of our traditional business through a combination of…		£1.5bn cost savings achieved in past 3 years
enhanced quality of service	54% improvement in consumer service provision lead times
creative marketing	On average, 75% of the public instantly recognise a BT consumer TV advert
innovative pricing	Free weekend calls to UK landlines for consumer customers
cost efficiency	£625 million costs savings achieved in 2008

…transforming our networks, systems and services for the twenty-first century…	Roll out of next generation broadband services from April 2008	40% of core 21CN infrastructure built
80% of new products already using common capabilities
New R&D centre in Shanghai; new customer service centre in Hungary

…and creating long-term partnerships with our customers.	Around 80% of BT Global Services’ major contracts are for 5 or more years	£1.8bn projected value of wholesale managed network services contracts signed in 2008
70% of consumer revenue under contract

2	BT Group plc Annual Report & Form 20-F

Overview

New wave and traditional revenue	BT’s retail broadband market share
(%)
35%

New wave	31 March 2008 (DSL and LLU)

Traditional

How we performed

Revenue £20,704 million, up 2%	Earnings per share before specific items[b] of 23.9 pence, up 5%

EBITDA[a] before specific items[b] of £5,784 million, up 3%	Free cash flow[b] of £1,503 million, up 11%

Profit before taxation and specific items[b] of £2,506 million	Full year proposed dividend of 15.8 pence per share, up 5%

Key performance indicators

The key performance indicators against which we measured the success of our strategy in 2008 were: customer service, earnings per share before specific items, and free cash flow.

Customer service	Earnings per share before specific items[b]	Free cash flow[b]
	(pence)

9%		£1,503

increase in ‘right first time’		million, up 11%

See page 12 for further details.

Other targets we set for 2008		How we performed

In addition to our stated KPIs, we also said in 2008 we would aim to:	Revenue up 2%	EBITDA[a] before
continue to grow revenue and EBITDA before specific items		specific items[b] up 3%

accelerate the strategic transformation of our business		BT Operate and BT Design fully operational. Successful integration of networks, IT processes and technical product design

introduce two-year £2.5 billion share buy back programme		£1.5 billion returned in 2008

maintain our solid investment grade credit rating		Standard & Poor’s: BBB+; Moody’s: Baa1; Fitch: BBB+

invest in the growth of the business		£3.3 billion in capital expenditure; around £300 million cost savings reinvested; £480 million invested in acquisitions
completed in 2008

a EBITDA: Earnings before interest, taxation, depreciation and amortisation.
b EBITDA before specific items, profit before taxation and specific items, earnings per share before specific items, earnings per share before specific items and leaver costs, EBITDA before specific items, free cash flow and net debt are non-GAAP measures. The rationale for using non-GAAP measures, and reconciliations to the most directly comparable IFRS indicators, are provided in the Financial review on page 37.
c Amount presented in respect of year ended 31 March 2004 is presented in accordance with UK GAAP. UK GAAP is not directly comparable with IFRS.

BT Group plc Annual Report & Form 20-F	3

Overview
Our business in brief

BT is one of the world’s leading communications services companies. Our vision is to be dedicated to helping customers thrive in a changing world.

What we do	Who we do it for	Where we operate

Our capabilities range from:	Our more than 16 million customers range from individual consumers with a single phone line, to government departments and some of the world’s biggest multinational companies.	BT serves customers in over 170 countries. In order to be where our customers need us to be, we are growing our global business organically and through acquisition.
the provision of a single, domestic telephone line in the UK to the development of an innovative global network infrastructure for the twenty-first century;

mission-critical global networked IT services for multinationals to broadband packages for the home;	2008 revenue by customer segment (%)	Non-UK regional revenue growth in 2008
	Major corporate	15%
next generation TV to voice over IP services; and	Business
	Consumer	Europe (excluding UK)
Wholesale/carrier
innovative calls packages for homes and businesses to value-added services such as online trading communities and comprehensive IT support.		19% Americas

66% Asia Pacific

The way we do business

The BT values capture the way we get things done. They are at the heart of every compelling customer experience.	We are committed to contributing positively to society and a sustainable future. This is at the heart of BT:	We have ISO 9001 certification for most of our operations in the UK and around the world.

	our UK CO2 emissions are 58% below their 1996 levels and we are committed to achieving an 80% reduction from our 1996 baseline by 2016	We aim to do business in an innovative, ethical and sustainable way in accordance with our published code of practice – The Way We Work. Not only do we believe that’s the right thing to do, but we also believe that it’s good business – good for customers, good for shareholders and good for the communities in which we operate.
Our values are:

Trustworthy: we do what we say we will

Helpful: we work as one team	we commit a minimum of 1% of our UK pre-tax profits in cash and in kind to activities which support society.

Inspiring: we create new possibilities

Straightforward: we make things clear	In 2008 BT was ranked as the top company in the telecommunications sector in the Dow Jones Sustainability Index for the seventh year in a row.	We have recently won the following awards:

Heart: we believe in what we do

4	BT Group plc Annual Report & Form 20-F

Overview

Our structure				2008 external revenue by line of business
(%)
BT Group				BT Global Services
BT Global Services	BT Retail	BT Wholesale	Openreach	BT Retail
BT Wholesale
Openreach
BT Design

BT Operate

How we are structured

We are meeting the needs of our different customer groups – major corporates, government and financial institutions; consumers; small and medium-sized enterprises; and other communications providers – through four customer-facing lines of business, supported by two internal functional units.
Business unit	2008 focus

BT Global Services

BT Global Services serves corporate, carrier and government organisations across the world, providing high-performance managed networked IT services, application management, professional services and outsourcing solutions.	We continued to grow the business, listened to our customers’ needs and focused on offering and delivering new high-value, mission-critical services and propositions. As a result:
Over 60% of Fortune Global 500 companies and over 65% of FTSE 100 companies are our customers
With EBITDA margins[a] of 11.2%, we are making progress towards our 15% target.
BT Retail

BT Retail serves consumer customers and small and medium-sized enterprises in the UK, providing a range of innovative products and services. It also comprises BT Ireland and our Enterprises division.	We focused on providing retail customers with a range of services to help them communicate more effectively, access entertainment and manage their lives and we helped SMEs concentrate on what they do best:
BT is the UK’s most popular broadband retailer
Around 1 million businesses rely on us.
BT Wholesale

BT Wholesale brings economies of scale to 700+ UK communications companies, through a diverse portfolio ranging from nationally available broadband, voice and data connectivity services and interconnect, to bespoke, fully managed network outsourcing and value-added solutions.	We continued to provide services to carriers and, increasingly, our focus has been on the provision of innovative managed network solutions:
Four-year outsourcing deal with the Post Office
Provision of voice network management services to Virgin Media.
Openreach

Openreach is responsible for the crucial ‘first mile’ connecting communications providers’ customers to their local telephone exchange, giving them equal, open and economic access to the UK network.	We focused on continuing to deliver and comply with the Undertakings made to Ofcom, while driving efficiencies and enhancing service levels. We achieved significant progress in enhancing the competitive environment in the UK communications services market:
4.3 million unbundled non-BT lines in the UK
Over 40% improvement in service provision lead times.
BT Design and BT Operate

BT Design is responsible for the design and deployment of the platforms, systems and processes which support our products and services, and BT Operate is responsible for their operation. BT Design is also implementing our UK twenty-first century network infrastructure.
a Before specific items and leaver costs.

BT Group plc Annual Report & Form 20-F	5

Overview
Chairman’s message

I am pleased to report that we are recommending a full year dividend of 15.8 pence per share, up 5% from last year, reflecting the group’s strong performance and the Board’s continued confidence in the future of the business.

Thanks to Ben and Christopher
Before saying anything else, I want to pay tribute to your Chief Executive of the past six and a half years, Ben Verwaayen, who will be stepping down on 1 June 2008. Ben has been a truly exceptional Chief Executive. His courage, determination, vision and energy have transformed BT.
       When he arrived in 2002, BT was a deeply troubled organisation with huge debts and an uncertain future. Since then, under his leadership, BT has delivered Broadband Britain, built a successful and fast growing global operation and changed the regulatory landscape in the UK through the creation of Openreach. This has enabled the most competitive broadband market in the world to flourish. Ben has also – and I’ll return to this – overseen the creation of a diverse and hugely impressive talent pool in BT at executive team level and throughout our many operations and specialist businesses around the world. He has restored pride in BT and I know that he feels that in many ways this will prove to be his most important legacy.
       Great credit is also due to my predecessor Sir Christopher Bland who stepped down in September. He was an outstanding Chairman to whom I and the rest of BT owe a tremendous debt of gratitude.

Number one for customer service
I’ve been at BT for eight months and have enjoyed my time here enormously. Having had a chance to meet BT people and get a first hand view of operations, I am convinced that we have the right strategy and, just as importantly, the right team to take it forward. That team consistently demonstrates that it has the imagination and agility to deliver for our customers.
       We need to drive standards higher for the whole of the industry. Being number one for service in our own sector is simply no longer good enough. We have to make outstanding customer service a differentiator for BT. That will enable us to build on our position as Britain’s favourite broadband provider, grow our wholesale and global businesses, and drive down the costs we incur when things go wrong.
       The transformation that Ben and Christopher initiated continues.

Our wider responsibilities
It is vitally important for companies to be responsible and contributing members of the communities in which they operate. BT has an enviable track record when it comes to living up to its social and environmental responsibilities and I am delighted that we won Business in the Community’s prestigious Company of the Year award for our positive impact on society. The award goes to the company judged to be improving its business and its overall impact on society, in the marketplace, the workplace, the environment and the community, through leadership and integration of responsible business practices. We were also the top telecommunications company in the Dow Jones Sustainability Index for the seventh year in a row.
       The importance of such awards is that they highlight all the hard work, imagination and commitment throughout our organisation that is focused on operating in an ethical, sustainable and socially responsible way.
       Around one third of BT people are involved with corporate social responsibility related activities. We provide the manpower and technology for major charity appeals including Children in Need and Comic Relief, and we are working closely with children’s charity Childline on a campaign to ensure that no call for help goes unheard.
      As we increasingly operate globally, so the emphasis is on being good citizens of the world and making a difference worldwide. For example, when your Board recently held a meeting in India, we were able to see the marvellous work that the Katha IT and E-commerce School (KITES) – which BT supports – is doing for kids in one of Delhi’s slums.
       We recognise that we have a responsibility to the environment and aim to be a leader in the new low-carbon economy. Ben Verwaayen chaired a recent CBI task force which was set up to make recommendations on combating climate change. And we are very conscious of the importance of reducing our emissions and reducing waste in-house. Our CO2 emissions in the UK are 58% lower than they were in 1996 and we aim to improve this to 80% by 2016. Our contract to purchase green energy is one of the largest in the world and we are developing wind powered projects which should meet up to 25% of our UK electricity needs by 2016.

Regulation
The creation of a genuinely competitive environment, wherever we operate around the world, is fundamental to our continued ability to meet our customers’ needs.
       In the UK, it is vital that the regulatory environment should enable us to make the necessary investments in the next generation of the UK’s communications infrastructure with confidence.
       In the European Union we are also looking for a level playing field that allows BT access to other markets.

6	BT Group plc Annual Report & Form 20-F

Overview

We have to make outstanding customer service a differentiator for BT.
Sir Michael Rake	Chairman

Your Board
I’m delighted that Ian Livingston is taking over from Ben as your Chief Executive. He has delivered brilliantly for BT, both as Group Finance Director and CEO of BT Retail. He was the clear choice of the Board after a rigorous process. He leads a team of executive directors of exceptional talent: Hanif Lalani, who was recently named the 2008 Real FD/CBI finance director of the year (FTSE 100); François Barrault, CEO of BT Global Services; and Gavin Patterson, who has been CEO of BT Retail since 1 May 2008.
      I’d like to thank Andy Green and Paul Reynolds both of whom stepped down as executive directors during the year. They provided first-class support for Ben over a number of years and I wish them well in their new careers. My thanks also to Larry Stone who provided excellent support to the Board as Company Secretary for the past six years, and who moves on to become BT’s President of Group Public and Government Affairs. He is replaced by Andrew Parker who was previously General Counsel, BT Retail.
       There have also been a number of changes to your non-executive team during the year. Baroness Margaret Jay and John Nelson both left after six years of invaluable service to BT. In their place, I would like to welcome two new non-executive directors, both of whom bring a wide range of skills and experience with them. In addition to a distinguished political career, Patricia Hewitt has extensive business and international experience. Eric Daniels is group CEO of Lloyds TSB. In addition, his years as chairman and CEO of Zona Financiera, a leading Latin American financial portal, will be of great value to us as we seek to build further our presence in the region.

A Games for the Digital Age
I’m very proud to report that in March 2008 we announced that BT had been selected as the official communications services partner for the London 2012 Olympic Games and Paralympic Games.
      As a company committed to the proposition that better communications can mean better lives and a better world, we will be providing the communications services infrastructure for one of the world’s greatest sporting events and putting the BT brand at the heart of ‘a Games for the Digital Age’. The partnership will be a fantastic opportunity to showcase BT and our capabilities – who we are, what we believe in and what we can do – in the context of a key event in the life of the nation.
       I’m also delighted that BT is giving a boost to Team GB athletes by helping fund their journey to the Beijing Olympic Games in August.
       From our perspective, the countdown to London 2012 has already started.

The future
Looking to the future, BT will continue to deliver on its strategy and to create new and exciting ways for our customers to communicate and collaborate. That strategy is creating value for our shareholders. In 2009, we expect to deliver continued growth in revenue, EBITDAa and earnings per sharea as we continue our transformation from a fixed-line business into a software-driven global communications services company. We also expect our free cash flow to be at a similar level to 2008 and to increase dividends per share in 2009. I believe that we have the right team in place and the right culture throughout the organisation – an absolute commitment to the customer and a determination to get it right first time. There is every reason for optimism.

Sir Michael Rake
Chairman
14 May 2008

a	Before specific items and leaver costs.

BT Group plc Annual Report & Form 20-F	7

Overview
Chief Executive’s statement

This is the last time I shall be writing to BT’s shareholders as Chief Executive, so I should start off by saying thanks for your support and for the dialogue we have shared over the past six and a half exciting years. During that time, I’ve had the privilege of leading your company on an amazing journey – from a UK-focused lines and calls business to a global communications services company.

Leadership has a limited shelf-life. The time comes in any organisation when it is good to refresh the leadership. Well-managed companies plan ahead for a smooth succession to a new leader. And that’s just what we’ve been doing. I have fought a battle between my heart, which tells me to stay with this great company, and my head which says it’s time to go. Finally my head has won!
       I’m particularly proud of the fact that today’s BT is a company with such strength and depth that we have been able to appoint our new Chief Executive – Ian Livingston – internally. Ian is a great guy who is supported by a world-class team and I know I am leaving the company in the best possible hands. New leaders set organisations new challenges and pose new questions. I’m confident that Ian and his team will be doing just that.

Delivery through transformation
By following a consistent strategy we have created a business model in which delivering consistent financial improvement has become a habit. We have delivered 24 consecutive quarters of growth in EPSa (earnings per share). Back in 2002, EPSa was 9.0 penceb per share. Fast forward six years, and that number is 23.9 pence per share. That’s grown more than two and a half times.
      In 2002, recognising that parts of our traditional business were in decline, we adopted the strategy of growing new wave revenue – from broadband, mobility and global networked IT services. In 2008, new wave activities accounted for 39% of total revenue. The new wave really has become business as usual.
       This absolute commitment to delivery has underpinned the transformation of the UK’s communications infrastructure, one of UK plc’s most vital assets.
       Take broadband. In April 2002 when we first set targets for broadband, there were just under 150,000 DSL connections in the UK. When we said we would achieve five million connections in five years people said we were crazy. In the end we achieved ten million.
       Local loop unbundling (LLU) – which enables other communications providers to offer their own services with their own brand and pricing structures over the BT network – has triggered one of the most fundamental changes in the communications industry in a generation. A couple of years ago, we were aiming for a target of 1.5 million unbundled lines for non-BT communications providers. At 31 March 2008 we’d reached 4.3 million.
       Operationally 2008 was a very strong year in which we continued to deliver for customers around the world.

A global company
A year ago I made the point that all our customers are increasingly thinking and acting like global citizens. If BT is to continue to deliver for them we have to be a global business with local presence and insight.
       That means being where our customers want us to be, bringing our customers the best services and technology from around the world, understanding local customs, and thinking global in everything we do. We operate in over 170 countries and are serving customers worldwide. Our non-UK revenue was up 18% in 2008 and accounted for 17% of the group’s total revenue.
       We have a long-established presence in North America and continental Europe, but we’re also increasingly committing to exciting and fast growing markets such as Asia Pacific, Latin America, the Middle East and Africa, and Eastern Europe. We have been building a genuinely global workforce with 17 nationalities represented in the company’s top 200 managers. During the year, we opened new R&D facilities in China and Hungary and a shared services centre in India. And we continued to win and deliver on a wide range of long-term global networked IT services contracts around the world. In Asia Pacific we have witnessed spectacular revenue growth of 66%.

Delivering a better network
Our Openreach access network business may only have been in existence for a couple of years, but it has made great progress in its drive to deliver a better network. Set up to ensure equal access to the first mile of BT’s UK access network, it has been focused on providing a local access environment in which its customers’ businesses can thrive.
       The results speak for themselves.
       During the 2008 financial year, Openreach reduced the average lead times for the provision of services to businesses by 40% and those offered to consumer customers by 54%. Of course, delivery is also about putting things right when they go wrong. Lead times for business repairs improved by 54% and for consumer repairs by 44%.

Transforming our wholesale business
The success of LLU has reshaped the competitive landscape in the UK. It certainly changes the nature of our wholesale business. Wholesale revenue declined in the 2008 financial year, in part as a result of volume decreases resulting from migrations to LLU. This came as no surprise, and we have a strategy in place to deal with the change, seizing the opportunity to reposition ourselves as a leading provider of wholesale managed network solutions.
     As the industry migrates from traditional to next generation services we can help our customers negotiate this transition and transform their businesses. During 2008, we signed a number

a	Before specific items and leaver costs.
b	From continuing activities before goodwill amortisation and exceptional items, reported under UK GAAP.

8	BT Group plc Annual Report & Form 20-F

Overview

It’s a pretty inspirational story and I’m very proud to have been associated with it.
Ben Verwaayen	Chief Executive

of major managed network services contracts worth a projected total of £1.8 billion over their lifetimes. These range from a major outsourcing contract with the Post Office to providing enhanced connectivity for mobile operators T-Mobile, Orange and Virgin Media.

New communications possibilities
In a highly competitive retail market, we have continued to wow our customers with new communications possibilities. Consumer customers can now choose from an innovative range of broadband services, including BT Total Broadband Anywhere which ensures that the broadband experience is available all the time, at home and on the move. Or they can tune in to new possibilities in entertainment. BT Vision, our next generation TV service, already offers a rich selection of content with much more to come. The emphasis with our SME customers is to help them succeed by letting them do the things they do best while we look after their IT and communications needs. They can run their businesses while accessing the type of IT and communications services previously available only to larger corporations.

The people who make it happen
So, BT is a company with a strong track record of delivery. We have proved that we will deliver what we promise and we have proved that our commitment to innovation really makes a difference for our customers.
      But none of this could have happened without the creativity, skills and enthusiasm of BT people. And I’d like to thank them all for the unwavering support they’ve given me and for their unflagging commitment to our strategy. In one sense the story about the way this business has changed in the past few years has less to do with broadband or LLU or earnings per share. It’s a story about people. Specifically, it’s a story about people who are proud to work for the company, who have dared to dream and who recognise the absolute importance of meeting the needs of their customers now and in the future.
      I think it’s a pretty inspirational story and I’m very proud to have been associated with it. The more that I see the results coming through in this business and the more I see BT people stepping up to the challenge, the more convinced I am that this company will continue to do great things in the future.

Ben Verwaayen
Chief Executive
14 May 2008

Ian Livingston

Message from Ian Livingston
It is a great honour to be taking over from Ben Verwaayen as CEO of one of the world’s great companies. Since joining the BT Board in 2002, I have worked very closely with Ben and have seen up close the passion and leadership he has brought to the job. He has transformed the company, restored the pride of BT people, and placed us on a course towards further profitable growth and a future full of exciting possibilities.
      Looking across the markets in which BT operates there is no shortage of people who are focused on the challenges, but I and the rest of the management team see enormous opportunities ahead.
      Globally we have established ourselves as a world leader, helping multinational organisations transform themselves to get the most out of globalisation. The continuing rapid growth of emerging economies and of world trade puts us in pole position as a provider of networked IT services.
      In the UK, demand for broadband everywhere and for new services to be delivered over broadband means the next five years are shaping up to be just as stimulating and full of commercial opportunity as the last.
      We need to seize these opportunities while keeping a relentless focus on being number one for customer service. We must deliver the financial returns that our shareholders have every right to expect, and work hard to create a regulatory climate in which we can continue to invest for the future.
     I take on my new role very proud of what BT has achieved under Ben’s leadership, and certain that the coming years will be more exciting still.

BT Group plc Annual Report & Form 20-F	9

Report of the Directors

Business review	Financial review	Corporate governance
Page 11	Page 37	Page 58

11	Introduction		24	Regulation and competition

11	Our vision			24	Regulation in the UK

11	Our strategy			26	Pricing regulation

	11	Driving profitable new wave growth		26	Competition

	11	Defending our traditional business		27	Other significant changes and issues

	12	Transforming our networks		27	Regulation outside the UK

	12	Creating long-term partnerships	27	Our relationship with HM Government

	12	How do we measure our success?	27	Legal proceedings

13	Transforming BT		28	Our resources

13	Outlook			28	Our brand and reputation

13	How BT is structured			28	Our people

	13	BT Global Services		29	Our global research and development capability

	13	BT Retail		30	Our IT systems and networks estate

	14	BT Wholesale		30	Our property portfolio

	14	Openreach	30	Our wider responsibilities

	14	BT Design and BT Operate		30	Sustainability and corporate social responsibility (CSR)

14	Our customers			31	Being a responsible business

14	Major corporate customers			31	Protecting the environment

	14	Global operations		32	Promoting sustainable economic growth

	15	Networked IT services		32	Helping everyone get a fair chance

17	Consumer customers in the UK			33	What are our CSR risks?

	17	Broadband		33	CSR opportunities

	18	New entertainment services	33	Group risk factors

	18	Support and security		33	Regulatory controls

	18	Traditional services for consumers		34	Competition in UK fixed-network services

19	Business customers in the UK			34	Technological advances

	19	Broadband for business customers		34	Transformation strategy

	19	New services for business customers		34	Major contracts

	20	Wi-Fi in the community		35	Networks and systems failures

20	Wholesale customers			35	Pensions

	20	Managed network services contracts
			Please see Cautionary statement regarding forward-looking statements on page 154.
	20	New wholesale products

	21	Traditional wholesale portfolio

	21	Openreach and the UK access network	The Directors consider that the Report of the Directors has been prepared in accordance with the principles in the Reporting Statement on the Operating and Financial Review issued by the Accounting Standards Board.

22	Building our twenty-first century network

23	Keeping our costs down

23	Acquisitions and disposals

	23	2008

	24	Post-balance sheet event

	24	Prior to 2008

Report of the Directors	Business

Report of the Directors
Business review

Over the past year we have worked hard to ensure that our customers are at the heart of everything we do. We have been focused on providing enhanced, value for money services that offer less complexity and more capability, flexibility and speed.

Introduction
BT is one of the world’s leading communications services companies, operating in over 170 countries worldwide. Our principal activities include the provision of:

networked IT services globally;

local, national and international communications services;

broadband and internet products and services; and

converged fixed/mobile products and services.

Our vision
Our vision is to be dedicated to helping our customers thrive in a changing world. Dedication to our customers is vital in a competitive market. By designing everything we do around our customers, we can help them succeed on their terms.
     We aim to be a global leader in converged communications services. Convergence – bringing together fixed-line and mobile technologies, IT and communications, networks and services – is at the core of what we offer our customers. At BT, we call this ‘unified communications’.

Our strategy
Our strategy is to increase shareholder value by:

driving profitable growth in new wave markets;

defending our traditional business;

transforming our networks, systems and services for the twenty-first century; and

creating long-term partnerships with our customers.

Driving profitable new wave growth
At a time when next generation products and services are radically reshaping the communications industry, customers have more choice than ever before. But more choice can mean more complexity. Which is why we aim to offer straightforward and comprehensive services, backed by levels of customer service that set us apart from our competitors.
     In the 2008 financial year (2008), 39% of our revenue came from new wave and next generation products and services – primarily networked IT, broadband and convergent mobility solutions. This is up from 36% in the 2007 financial year (2007). New wave revenue grew by 9% in 2008, mainly driven by growth in networked IT services and broadband.

Global networked IT services
We are a business operator running our customers’ mission-critical networked IT services, to allow them to focus on their core business. We do this to create value in partnership with our customers, including co-investing and co-innovating so that they can create long-term value for their customers. We are a global leader in our target markets, competing with the world’s best. In recent years we have proved our ability to deliver both local and global networked IT services contracts for large corporate customers and other organisations – including the government and public sectors – around the world. We have a comprehensive portfolio of services, supported by tens of thousands of highly skilled professional services people. Revenue from networked IT services for 2008 was £4,841 million, up 10% on the previous year.

Broadband in the UK
We continue to enhance the availability and attractiveness of broadband in the UK. At 31 March 2008, we had 12.7 million broadband lines, including 4.3 million LLU (local loop unbundling) lines. Broadband is available through our wholesale business to 99.6% of the UK’s homes and businesses.
     In the highly competitive retail market, our market share of consumer and business DSL (digital subscriber line) and LLU broadband connections was 35%, compared with 34% in 2007. With 4.4 million broadband connections, we continue to be the UK’s most popular broadband retailer. During 2008, revenue from broadband services grew by 10% to £2,219 million.

Convergent mobility solutions
In the converged world, individuals and businesses increasingly need to connect and communicate wherever they happen to be, using whatever device they choose. We offer a range of mobility services in both the consumer and business markets. BT Openzone, for example, is one of the leading Wi-Fi (wireless broadband) services in the UK and at the heart of our ‘wireless cities’ initiative (see Wi-Fi in the community on page 20). Customers signing up to our broadband packages get Wi-Fi minutes included and we offer Wi-Fi roaming via 3,000 premium BT Openzone hotspots in the UK and Ireland and a further 40,000 around the world.
     In 2008, group mobility revenue was up 18% at £348 million, compared with £294 million in 2007. At 31 March 2008, we had a total of 360,000 mobile connections. We also further extended the European coverage of our mobility offering in 2008 through MVNO (mobile virtual network operator) agreements with Vodafone in Spain and Italy.

Defending our traditional business
We continue to face challenges in our traditional markets as a result of increased competition, a shift in our customers’ buying patterns and a challenging regulatory regime. In response to these conditions, we aim to make our traditional services – mainly calls and lines – ever more compelling for customers. For example, by combining voice services in attractive new ways, we can continue to add value to our customers’ lives and businesses. Revenue from traditional services was £12,661 million

BT Group plc Annual Report & Form 20-F	11

Report of the Directors Business review

DSL broadband connections quarter end (million)		MPLS coverage and support at March 2008

LLU

External
wholesale
broadband

BT’s retail
broadband

in 2008. This represents a rate of decline of only 1% compared with 3% in 2007.

Transforming our networks
Our strategy is to build innovative, software-driven global networks that provide platforms for the rapid delivery of flexible and resilient new services that transform the customer experience and enable us to operate more cost effectively. Our global 21CN (twenty-first century network) is helping to define communications networks for the future and we are investing in a flexible systems infrastructure throughout BT. At 31 March 2008, 40% of the core 21CN infrastructure had been built.

At the heart of a networked Britain
BT has the most comprehensive fixed-line communications network in the UK, with around 5,600 exchanges, 670 local and 120 trunk processor units, more than 125 million kilometres of copper wire and over 10.8 million kilometres of optical fibre, and an extensive IP backbone network.

Our global footprint
We have one of the most extensive IP-enabled networks in the world, stretching from Europe to North and South America, the Middle East, Africa and the Asia Pacific region.
     In 2008, we focused on enhancing the quality of our flagship MPLS (multi-protocol label switching) network service which provides coverage and support in 172 countries from more than 800 BT managed PoPs (points of presence) and more than 2,500 PoPs in partnership. We installed an average of more than 3,100 new customer sites a month on our MPLS network during 2008. As a result, MPLS revenue for 2008 grew by 25% to £815 million.
     Global customer service is provided via service and network management centres around the world, 24 hours a day, seven days a week. In November 2007, BT won the World Communications Association award for ‘Best Customer Care’. Widely recognised as a leading global industry event, the scheme celebrates business excellence and outstanding service.

Creating long-term partnerships
Our customers are at the heart of what we do and improving customer service is a critical focus for us. Understanding our customers’ needs and responding to them quickly and with insight helps to set us apart from our competitors.
     We explain elsewhere in this Business review how we are, for example, focusing on areas such as networked IT services contracts (see Networked IT services on page 15) as part of this long-term partnership strategy. At 31 March 2008, around 80% of our global services business unit’s major contracts were for five or more years, and 70% of consumer revenue was under contract.

How do we measure our success?
For 2008, the KPIs (key performance indicators) against which we measured the success of our strategy were: customer service; earnings per share before specific items; and free cash flow.

Being number one for customer service
Our goal is to become number one for customer service. We believe that this is the vital differentiator in all the markets in which we operate. In order to measure our progress, we have changed our main customer measures to reflect more directly the real experience our customers have from start to finish. The key measures we now use are ‘right first time’ and ‘cycle time’:

‘right first time’ is the most important measure of whether we are keeping our promises to our customers and meeting or exceeding their expectations; and

‘cycle time’ is the time between the start and finish of each and every customer experience – for example, the time elapsed between a customer’s initial attempt to contact BT and receipt of the relevant service and payment of the bill.

We are focusing on getting things ‘right first time’ because this will streamline the customer experience and reduce ‘cycle times’. We set ourselves the group-wide target in 2008 of improving ‘right first time’ by 11%. In fact, we achieved an increase of around 9% and, for the 2009 financial year (2009), our target is to achieve an even greater year on year improvement.
     All parts of BT are required to implement ‘right first time’ plans for their customers, and a number of ‘right first time’ initiatives have been introduced. These range from the prioritisation of sales queue activities, clean order entry and validation, accurate billing and closer working with suppliers throughout our global operations, through to a drive in our retail operations relating to the provision and repair of products and services. In our consumer business, for example, a rigorous emphasis on ‘right first time’ has driven major improvements in the experience of customers using our broadband technical help services. Thanks to the introduction of new processes, a restructuring of the call centre and the delivery of customer-focused training programmes, our front line advisers have been able to deal with customers more effectively. Customer dissatisfaction levels have fallen as advisers have been able to handle a higher proportion of customer contacts, without the need to pass them on to colleagues.
     Although the principal emphasis during the year was on ‘right first time’, we also paid close attention to ‘cycle time’. In particular, we have been driving ‘cycle time’ improvements through individual product lines.

Earnings per share
Basic earnings per share before specific items was 23.9 pence in 2008 compared with 22.7 pence in 2007 (an increase of 5%)

12	BT Group plc Annual Report & Form 20-F

Report of the Directors	Business

2008 external revenue by line of business (%)
BT Global Services

BT Retail

BT Wholesale

Openreach

and 19.5 pence in the 2006 financial year (2006). For details of how we calculate earnings per share, see page 47. Earnings per share before specific items is a non-GAAP measure. For further discussion of non-GAAP measures, see page 55.

Free cash flow
Free cash flow in 2008 was £1,503 million, compared with £1,354 million in 2007 (an increase of 11%) and £1,612 million in 2006. For details of how we define free cash flow, see page 49. Free cash flow is a non-GAAP measure. For further discussion of non-GAAP measures, see page 55.

Transforming BT
BT is engaged in a process of radical transformation – from a fixed-line business to a software-driven global communications services company. In 2008, we invested £402 million in this transformation. Increasingly, communications infrastructures are no longer just the physical network; what is becoming more important now are the layers of software that make it possible to manage the network without the need for physical intervention. The development of ‘common capabilities’, or reusable components, is increasingly enabling us to meet customers’ needs quickly and flexibly. 80% of our new products already use common capabilities.
     A year ago we announced a new structure designed to enable us to transform the way we offer services to our customers. Today, we are one of the world’s first communications companies to have achieved the integration of its networks, IT, processes and technical product design. This enables us to create end-to-end processes, remove unnecessary complexity and bring BT people closer to our customers. See Our IT systems and networks estate on page 30 for more information about our systems and networks.

Outlook
In our outlook statement in our 2007 Business review, we said that we had confidence that we could continue to grow revenue, EBITDA before specific items, earnings per share before specific items, and dividends in 2008. We have successfully delivered growth in all these areas.
     In addition, we stated we were confident in our ability to improve shareholder returns and accelerate the strategic transformation of the business. In 2008, we paid out £1,236 million in dividends, and BT Operate and BT Design are now fully operational. By 31 March 2008, we had returned £1.5 billion as part of our £2.5 billion share buy back programme. We have maintained our solid investment grade credit rating (Standard and Poor’s: BBB+; Moody’s: Baa1; Fitch BBB+) and continued to invest in capital expenditure and acquisitions to underpin the growth of the business.
     In 2009, we expect to continue to increase our earnings per share before specific items and leaver costs, despite the year on year reduction in the net finance income associated with pensions. We also expect to continue to deliver revenue growth as we continue our transformation. Our continued focus on driving efficiencies across the group is expected to generate further gross cost savings of some £700 million which will contribute towards growth in EBITDA before specific items and leaver costs.
     Capital expenditure is expected to reduce to around £3.1 billion in 2009. We expect to continue to generate good cash flow from our operations, with free cash flow anticipated to be at a similar level to 2008.
     We remain committed to delivering value for shareholders and expect to increase dividends in 2009.

How BT is structured
BT has four customer-facing lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach, all supported by two internal functional units: BT Design and BT Operate.
     BT Global Services is a global business operator; BT Retail, BT Wholesale and Openreach operate mainly within the UK, where BT is the largest communications services provider to the residential and business markets.

BT Global Services
Revenue in 2008 increased by 8% to £7,889 million, compared with £7,312 million in 2007. Non-UK revenue grew by 21% in 2008 and new wave revenue grew by 10%. Total orders were £8 billion in 2008.

BT Retail
Revenue in 2008 increased by 1.6% to £8,477 million, compared with £8,346 million in 2007. New wave revenue, mostly broadband, grew by 20%, while traditional revenue, mainly calls and lines, decreased by 3%.
      There are four parts to BT Retail:

Consumer: at 31 March 2008, we had 15 million UK consumer customers with around 19 million residential customer exchange and broadband lines;

BT Business: at 31 March 2008, we had around one million business customers in the UK, who between them had 7.5 million business customer exchange and broadband lines;

BT Ireland, which operates across the major business, SME, consumer and wholesale markets throughout the Republic of Ireland and Northern Ireland; and

Enterprises, which comprises a number of individual businesses: BT Conferencing, BT Directories, BT Payphones, BT Redcare (monitoring and tracking facilities), BT Expedite (a specialist retail division offering retail integration solutions and services) and dabs.com (a leading internet-based retailer of IT and technology products).

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Report of the Directors Business review

60%	of Fortune Global 500 companies have contracts with us

BT Wholesale
In 2008, BT Wholesale’s main focus was as a market-facing line of business. Overall, revenue decreased by 8% to £4,959 million, mainly due to a decline in low margin transit and premium rate services revenue, price reductions in broadband and volume decreases resulting from LLU migrations. However, at the same time, we are increasingly positioning BT Wholesale as a provider of innovative, managed network solutions, signing a number of major deals in 2008.

Openreach
Openreach is responsible for the crucial ‘first mile’ of the network in the UK. It was set up in January 2006, following a strategic review of the telecommunications market by Ofcom, to offer all communications providers – including other BT lines of business – fair, equal and open access to our access and backhaul networks, in order to underpin the future development of the industry.
     Revenue in 2008 grew by 1% to £5,266 million, driven by external volume growth across Openreach’s portfolio of products and services.

BT Design and BT Operate
BT Design is responsible for the design and deployment of the platforms, systems and processes which support our products and services. BT Operate is responsible for their operation. Together, they help BT deliver software-driven products over next generation networks. They also help BT to achieve cost efficiencies. BT Design and BT Operate serve BT’s customer-facing businesses and do not generate external revenue.

Our customers
In the following review of BT’s business and activities we look at the ways in which we are meeting the needs of our different customer groups:

major corporate customers (global corporations, multi-site organisations in the UK and overseas, and governments in the UK and overseas);

consumer customers in the UK;

small and medium-sized enterprises (SME) in the UK (typically companies with up to 1,000 employees, although some of our customers in this market are significantly larger); and

other communications providers in the UK (including our wholesale customers and those who receive access network services provided by Openreach).

For financial reporting purposes, we continue to report by lines of business (see Financial review).

Major corporate customers
Our target customers are corporate customers and government organisations around the world. These include major financial institutions, oil and gas companies, manufacturers, pharmaceutical companies, retailers, and all other organisations with significant global requirements, together with large national and international public sector and governmental organisations in particular local markets. Revenue from this customer group grew by 7% to £7,573 million in 2008 and accounted for 37% of total group revenue.
     Our strategy is to get closer and become more important to our major corporate customers by offering high-value services and propositions that can directly improve their business performance. We take on the management of our customers’ mission-critical networks and IT assets and processes. This helps them to grow, reduce their costs, manage their relationships with their customers, optimise their supply chains, develop risk resilience and operate competitively, sustainably, securely and within the relevant regulatory frameworks.
     In an intensely competitive market, we have set ourselves apart from straightforward network product and service providers by developing propositions, through our professional services business, that consistently add value to our customers’ businesses, including investing and innovating in partnership with them. In addition to local, national and international communications services and higher-value broadband and IP products and services, we have developed a comprehensive portfolio of services focused on unified communications, CRM (customer relationship management), systems integration, security services and applications, outsourcing, managed mobile services and applications hosting.
     We have contracts with over 60% of the Fortune Global 500 companies – including Credit Suisse, Fiat Group, Volvo, BMW, AstraZeneca and Inbev – and over 65% of the FTSE 100 companies. In addition, we work closely with government organisations such as the UK Department for Work and Pensions (DWP) and National Health Service (NHS), the European Commission and NATO.

Global operations
BT is a growing company, offering global propositions and delivery, backed by facilities and people across the world. Although we currently generate most of our revenue in the UK, North America and continental Europe, we have been investing to expand our presence elsewhere. Revenue outside the UK grew by 18% in 2008.
     Our aim is to be wherever our customers need us to be. As they are progressively expanding into new countries and territories, it is increasingly important for us to have a presence in all their relevant markets. Our extensive global communications network and strong partnerships enable us to serve customers in the world’s key commercial centres, using a

14	BT Group plc Annual Report & Form 20-F

Report of the Directors	Business

18% revenue growth outside the UK

combination of direct sales and services capabilities and strategic partnerships.

North America
We have been operating in North America for 20 years. Having successfully integrated four acquisitions in the past three years, we now have more than 3,600 professionals serving over 1,000 customers. Major customers include Microsoft, PepsiCo, American Express, Continental Airlines and Bristol Myers Squibb.
   In addition to providing our customers with the full range of infrastructure, outsourcing, contact centre and mobility services, we are recognised as a market leader in the provision of managed security services. We offer a broad, flexible range of services including consulting, device management and monitoring.

Asia Pacific
Revenue in the Asia Pacific region grew by a spectacular 66% in 2008.
   In the year, we made a further commitment to the Chinese market (forecast to grow by almost 10% in 20081 ) by opening a technology and service centre in Dalian and a research and development centre in Shanghai.
   We also signed an agreement with Shenzhen-based ZTE Corporation, a leading provider of telecommunications equipment and network solutions, to provide contact centre and MPLS connection services to support ZTE’s worldwide business expansion.
   In March 2008, we completed the acquisition of Frontline Technologies Corporation Ltd, one of the leading providers of end-to-end IT services in the Asia Pacific region.
   Over the past year, we have grown to be one of the most extensive foreign network operators in India, where we have both national and international licences. During 2008, BT India acquired i2i Enterprise Pvt Ltd (subsequently renamed BT Global Communications India Pvt Ltd), a provider of data communications services in India. In addition, we own a 35% stake in Tech Mahindra Ltd, which provides IT services and solutions to the telecommunications industry. In 2008, we jointly opened a shared services centre in Noida in the National Capital Region in the north of the country. Predictions are that the Indian economy will grow by around 8% in 20082 and it is critical that we play a part in this expanding economy.

Europe, Middle East and Africa
Our expansion in the more mature continental European markets continued with the acquisition of: the IT infrastructure division of CS Communication & Systèmes, a French IT systems and network services provider; Net2S SA, a technology consulting and engineering service provider based in France; and INS Group SA, a Belgium-based network and systems operator.
     In 2008, we launched mobile services in Italy and Spain, reinforcing our ability to meet the fixed and mobile communications needs of our business customers in both countries. And we introduced a number of new services in the German market, including Onevoice Mobile Access, BT Hosted Contact Centre and, in partnership with Reuters (now known as Thomson Reuters, following Thomson Corp’s acquisition of Reuters on 17 April 2008), a new variant of the Reuters Market Data System.
     We have been active in the dynamic Central and Eastern European (CEE) market since the late 1990s and our CEE organisation provides services to more than 370 multinational companies. In 2008, we announced an expansion of our operations in Hungary. A new centre of excellence in Debrecen will provide regional customer service for European corporate customers and support for our commercial and technical activities.
     The launch – in partnership with telecoms service provider Etisalat – of Radianz services in the United Arab Emirates enabled significant expansion of our financial services capability in the Middle East. In South Africa, where we have had a presence for 15 years, we announced a two-year business expansion plan.

Latin America
We have been rapidly expanding our Latin American presence to support the needs of our multi-site customers. Today, we have more than 1,000 people serving more than 350 companies and government organisations in 22 countries, including Argentina, Brazil, Chile, Colombia, Ecuador, El Salvador, Mexico, Peru, Uruguay and Venezuela. A 24/7 operations centre in Sao Paulo, Brazil, supports customers in Latin America, Europe and Asia.
     Following the acquisition of Comsat International, we signed contracts with, among others, Caixa Econômica Federal, the Brazilian state-owned bank, and the Colombian Ministry of Communications.

Networked IT services
We have demonstrated that we have the expertise to help our customers succeed in a world in which business applications are increasingly networked and networks are increasingly vital to productivity and competitive advantage. In 2008, we secured networked IT services orders in the UK and around the world with a total value of £5 billion.

1 (fiscal year) www.economist.com/countries/china
2 (fiscal year) www.economist.com/countries/india

BT Group plc Annual Report & Form 20-F	15

Report of the Directors Business review

627	new BT Global Services customers outside the UK were signed in 2008

In the UK
The National Programme for IT (NPfIT) in the NHS, for example, is the world’s largest civilian IT project. We are making good progress in the delivery of our three contracts and helping the NHS to provide better, safer care by delivering computer systems and services which improve the way patient information is stored and accessed.
     In London, where we are working with the NHS to modernise IT systems and services across the capital, we installed a further 49 systems during 2008 – bringing the total to 189. Additionally, 50 trusts in London will benefit from significantly reduced call charges, having signed up to connect their voice networks to N3, the national broadband network that we have rolled out as part of the NPfIT.
     On the Spine – the secure database and messaging system BT has built and is managing for the NHS – the first patient summary care records have been created. These records contain potentially life-saving information such as current medications, allergies and previous bad reactions to medicines.
     In August 2006, we began the deployment of one of the world’s largest IP converged private networks for the DWP. In March 2008, the new IP telephony platform – which has been installed in 1,023 sites around the UK serving over 120,000 users – handled, for the first time, more than two million calls in a single day. This IP platform was completed in 30 months. The DWP is one of our three largest central government clients and the contract, which runs until March 2011, supports the DWP’s programme to use IT to reform and deliver public services.
     We are bringing the expertise we have developed in the successful management of these major transformational programmes in the public sector to our partnership with Oxford University’s Säid Business School. The BT Centre for Major Programme Management is the world’s first centre for the study of major programme management.

Around the world
Our contract with Thomson Reuters is one of the largest strategic outsourcing deals in the industry. Under the terms of the deal, we will manage Thomson Reuters data services and the services they offer their customers globally over a period of more than ten years. Building and converging the Thomson Reuters network onto our global MPLS network will involve the convergence of circuits across 14,000 sites and the rationalisation of 189 data centres.
     In March 2008, we signed a major agreement with Thomson Reuters to manage the WAN (wide area network) elements of its global intra-company network. This will transform its existing WAN into a high-speed, IP-based global infrastructure, covering 323 locations in 100 countries across the world.
     In Germany, Media-Saturn, Europe’s largest retailer of consumer electronics, was so satisfied with our unified communication video system that it decided to upgrade almost all of its locations with TelePresence 3000 systems that we develop/provide in conjunction with Cisco Systems.
     In the US, we were chosen as the hosting provider for the Nissan North America Unified Communications and Collaboration Program. This five-year, multi-million dollar contract reinforces our credibility in the unified communications and collaboration hosting space.
     EMAK, a fully owned subsidiary of Al-Kharafi Group, one of the largest general contracting companies in the Middle East, signed a three-year service agreement with BT to build a next generation network as well as data centres. We will also provide professional and security services and run the data centre in Port Ghalib, Egypt.
     Since it was created in 2004, the BT HP alliance has successfully developed and managed services for around 70 customers, winning new contracts worth in excess of US$2.6 billion. Customers include FirstGroup, Aker Kvaerner, Aibel and Anglo American. Additionally, BT provides HP with network and call centre services, and HP provides us with IT services.
     In the third quarter of 2008, BT and HP won a five-year global infrastructure contract worth over 300 million Norwegian Krone with international oil services company, Aibel. BT will act as the prime contractor, helping Aibel to expand its operations and grow its non-Nordic business.
     In February 2008, Nycomed, an international pharmaceutical company headquartered in Switzerland, chose to outsource its infrastructure services to the alliance for five years. As part of the agreement, BT will provide MPLS network services, internet bandwidth for Nycomed’s EMEA (Europe, the Middle East and Africa), Asia Pacific and Americas hubs, and remote access services for 6,500 users.
     During 2008, we secured a number of other major networked IT service contracts across all sectors, including financial services, energy and government. At contract value, these included:

Date	Customer	Nature of contract
May 2007	AGIS (the German IT subsidiary of insurance company Allianz)	Five-year contract, part of a strategic partnership AGIS has agreed with Fujitsu Services for desktop, network and communication services. The project has a total value of about €400 million.

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Average revenue per consumer household
(£)

Date	Customer	Nature of contract
June 2007	AstraZeneca (one of the world’s leading pharmaceutical companies)	Five-year, £25 million deal positions BT to become AstraZeneca’s global network partner. Under the new agreement, the BT- managed global MPLS network in EMEA and Asia Pacific will be extended to 32 new sites in the USA and Latin America. The contract now covers over 170 managed connections at 141 AstraZeneca sites in 64 countries worldwide.
September 2007	Schenker AG (a leading international supplier of integrated logistics services)	Seven-year, three-digit million Euros global contract to connect around 1,000 locations in 57 countries to our MPLS data network and to provide a number of security services.
September 2007	Novartis (a provider of healthcare solutions)	Seven-year, around US$500 million managed services contract covering 95 countries.
November 2007	Digital 3&4 (the joint venture between ITV and Channel 4 in the UK)	15-year, £80 million contract to distribute ITV’s and Channel 4’s digital terrestrial TV channels to all major TV transmitters throughout the UK, over our MPLS network. This is a key part of the UK Digital Switch-Over programme.
November 2007	ITV (one of the UK’s leading independent broadcasters)	Seven-year, £44 million contract to connect all ITV’s UK locations, enabling them to optimise their resources and workflow.
March 2008	KPMG Europe LLP (the largest integrated accounting firm in Europe)	Five-year, £62 million outsourcing agreement with KPMG practices in the UK and Germany. The deal will deliver significant operating cost efficiencies and productivity improvements to KPMG businesses and a transformed technology architecture on which to build value-added services.

In addition to these major deals, we signed a large number of smaller networked IT services contracts in 2008 with a wide range of customers from different sectors, including Credit Agricole, Tereos and Solvay. Solvay, an international chemical and pharmaceutical group, signed a contract worth more than €2 million to include two fully managed and hosted regional internet gateways (in the US and the UK) for its 13,000 global internet users.

Consumer customers in the UK
In 2008, overall consumer revenue declined by 1% to £5,071 million, mainly as a result of the highly competitive marketplace and call package price reductions. This was largely offset by growth in broadband which helped to increase ARPU (average revenue per user) by 5%.
     Consumer demand for communications and entertainment services in the UK continues to grow. This market is highly competitive and the entry of strong players such as Sky and Carphone Warehouse into our core fixed-line and broadband markets is leading to strong price and service competition.
     The distinction between fixed and mobile, communications and entertainment services is increasingly blurred, and providing combined services that cross this divide is increasingly critical. New business models and new ways of engaging with customers continue to emerge. Faced with this, we believe that consumers will increasingly value reliability, good customer service, value for money and product innovation – all of which BT is well placed to deliver.
     Our strategy in this market is to provide customers with a range of services that help them communicate more effectively, access entertainment and manage their lives. This strategy is underpinned by a number of key objectives, including maintaining our broadband market share, enhancing our voice business and developing BT Vision into an attractive, mass market service.

Broadband
We believe that the broadband experience is about much more than having basic access to the internet; customers want to use broadband to access exciting content and secure, robust services as standard. We are firmly established at the high end of the consumer broadband market and offer a family of high-quality broadband packages, including:

BT Total Broadband, our comprehensive home broadband service, which offers download speeds of up to 8Mb. Other features include free internet voice calls, free Openzone minutes, and a suite of security software. At 31 March 2008, we had 3.3 million BT Total Broadband customers, up by 21% over last year. More than half of them opted for one of our premium packages.

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Report of the Directors Business review

The UK’s top five consumer broadband providers in the 2007 calendar year
Q3& Q4
Overall ranking	Q1	Q2		(combined)

1	BT	BT		BT

2	Demon	Demon		PlusNet	[a]

3	AOL	Tiscali		O2

4	Pipex	Pipex		Tiscali

5	TalkTalk	PlusNet	[a]	Orange

Source: Epitiro (February 2008)
Note: these figures are as presented by global benchmarking company, Epitiro a PlusNet is part of BT’s broadband portfolio

BT Total Broadband Anywhere, launched in May 2008, is the UK’s most complete broadband package. It offers our customers the same BT Total Broadband experience that they receive in the home while they are out and about with a BT ToGo phone. BT Total Broadband Anywhere customers can enjoy their home broadband services on the move – exchanging emails, making VoIP (voice over IP) calls and accessing social networking, shopping and entertainment sites.

We have joined forces with FON to develop a global wireless broadband access service at no extra cost to our customers. BT FON gives every BT Total Broadband customer who agrees to share a small, secure section of their home broadband connection the chance to benefit outside the home from sharing the connection of another BT FON member, as well as using Openzone Wi-Fi hotspots. We now have more than 90,000 BT FON members.

We have recently won a number of broadband awards, including:

in March 2007, BT was voted most trusted ISP by Readers’ Digest;

in October 2007, BT won ISP of the year at the MAC User awards; and

in March 2008, bt.yahoo was named best portal at the Internet Industry Awards.

We are also playing a leading role in the development of internet telephony or VoIP. At 31 March 2008, we had around two million registered consumer customers for our VoIP services – BT Broadband Talk and BT Softphone.

New entertainment services
Television on your terms
The roll out of our next generation television service accelerated during the financial year – at 31 March 2008, we had 214,000 active BT Vision customers. Usage is growing and our subscribers are watching on average one on-demand programme a day.
     BT Vision – ‘Television on your terms’ – does not require a regular monthly subscription. It provides a ‘pay as you watch’ option. The service is delivered via a set-top box – the V-box –through which customers can access up to 40 free digital TV and 30 free radio channels and pay-per-view services from our content providers. These include some of the industry’s top names and, in 2008, we signed an agreement with CBS Paramount International TV to access their extensive entertainment archive. Since the beginning of the 2007/08 season, BT Vision customers have also had access to live FA Premiership and Scottish Premier League football and to a selection of terrestrial programmes released in the previous week. In March 2008, BT Vision was offering more hours of on-demand programmes than any other UK digital TV provider.

Go!Messenger
In February 2008, in partnership with Sony Computer Entertainment Europe, we launched Go!Messenger, a wireless communications package for the PSP (PlayStation Portable) gaming device. Go!Messenger is based on technology invented in our research labs. It enables PSP users to send video and voice calls and instant messages to each other using a new and intuitive screen keyboard when connected to wireless broadband at home, or to a public Wi-Fi hotspot, including BT Openzone, when on the move. More than 310,000 users have now registered for this service.

Support and security
Because we believe that customers want hassle-free access to new services, we are increasingly offering a range of value-added services designed to make new technology easier to use and more secure. These include:

BT Home IT Support, which offers broadband customers straightforward, jargon-free advice and support over the phone and in the home for a wide range of computer issues. Launched less than two years ago, the service has already provided more than ten million minutes of advice;

BT Net Protect, which offers anti-virus and firewall security products; and

BT Digital Vault, which enables users to store their digital valuables – photos, personal files – in an online data back-up and storage facility. At 31 March 2008, there were more than 594,000 BT
Digital Vault customers.

Traditional services for consumers
58% of the UK’s 26 million households receive our traditional calls service. Our call pricing packages are designed to give our customers value for money and greater certainty about their communications spend.
     In February 2008, we made UK weekend fixed line call charges a thing of the past by extending free weekend calls to all our Option 1 customers. For the first time, all 15 million BT households – the majority of British households – no longer have to pay for weekend calls.
     The new ‘Unlimited Weekend’ plan means customers can now get free evening and weekend calls included in the price of line rental with a renewable contract. Our other two plans have been substantially reduced in price – the monthly cost of our ‘Unlimited Anytime’ plan is now 60% lower than two years ago.
     In addition, we challenged other companies to follow our lead when we made calls to our customer service and helpdesks free. At 1 April 2008, 99% of the numbers to our customer service and helpdesks with an 0845 or 0870 prefix were switched to free 0800 numbers. The other numbers will be changed over the coming months.

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And customers can enjoy further savings with our competitive International Savings plan, which offers international calls at heavily discounted rates. BT customers made 3% more international calls in 2008 than in the previous year.

Business customers in the UK
Overall, our SME revenue during 2008 grew by 5% to £2,590 million, 31% of which was from new wave activity, compared with 28% the previous year.
     We estimate that the SME sector in the UK constitutes an addressable market of more than £18 billion. The convergence of underlying technologies is creating new growth opportunities. Customers are being offered innovative services that combine elements from previously distinct product sectors by suppliers ranging from IT companies to software vendors and web-based businesses.
     All of this can be a real challenge for many SMEs. On the one hand, they have access to services that were once only available to larger corporations; on the other, they don’t necessarily have the time or experience to stay on top of technological developments. We have the opportunity to put BT at the heart of this market and help our customers navigate its complexities.
     Our strategy is to help businesses succeed by providing them with unified communications, collaboration and commerce solutions that help them to manage their businesses, market themselves and interact with their customers in new and more efficient ways. Increasingly, these are available through a single ordering process and covered by a single service level agreement.
     Our combination of national reach and local presence, trusted brand and innovative portfolio makes the BT proposition very attractive. By putting their trust in us, SMEs can transform the way they work and free themselves to do what they do best.

Broadband for business customers
Broadband is increasingly critical to the success of businesses and BT Business Broadband remained the leading internet service provider for SMEs in the UK.
     In 2008, broadband revenues in the business segment grew by 22% and at 31 March 2008, 60% of new business broadband customers had contracts for a minimum of two years. Because businesses need more than basic broadband access, over 98% of our broadband sales are now made with value-added services attached.
     In the business mobility market, our strategy is to integrate traditional fixed, mobile and IP services to offer a single communications solution to our customers. We also provide a range of managed mobile services to UK and global customers who either outsource their mobile communications entirely or rely on BT to provide specific managed services.
Our portfolio of products and services specifically for SMEs includes:

BT Business Total Broadband, a comprehensive broadband package with download speeds of up to 8Mb;

BT Business One Plan, the UK’s first triple-play landline, mobile and broadband calling package designed for businesses. At 31 March 2008, BT Business One Plan had 168,000 locations, and accounted for 16% of call revenues from business customers;

BT Broadband Voice, a free additional line offer;

BT Communications Complete, launched in January 2008, a simple, networked IP platform offering everything our business customers need to improve their communications;

BT Corporate Fusion, a combination of hardware, software and networking technology to integrate mobile communications onto corporate networks;

BT Fusion, a versatile tariff that includes unlimited calls to UK mobiles and UK landlines made from the office (within range of the BT Business hub) or from a BT Openzone hotspot;

BT Office Anywhere, a hand-held device that gives users on the move the functions of an office Windows PC. Unlike other smartphones, it comes with VoIP and the option of unlimited VoIP calls to UK landlines; and

Blackberry® Internet Service, which offers talk, email and internet access on the move using a Blackberry® handset.

New services for business customers
We offer a wide range of value-added services designed to make it easier for our business customers to seize the possibilities that new communications technologies bring. These include:

BT Business IT Manager, a comprehensive IT support service;

BT Business Essentials, included free as a standard part of BT Business Total Broadband packages, is designed for customers taking their first online steps and includes basic website creation tools;

BT Tradespace, an online trading community that brings businesses and individual sellers together with potential customers and partners. At 31 March 2008, there were over 65,000 members of the BT Tradespace community, and we were adding around 2,000 each week; and

BT Business Builder, one of a series of SaaS (software as a service) applications designed to help small businesses with administration and cost control. A free online service, it addresses the core financial, legal and administrative elements of business management.

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234m

Openzone minutes used in 2008 – up 85%

Wi-Fi in the community
BT Openzone is one of the leading providers of Wi-Fi services in the UK and Ireland. In 2008, 234 million Openzone minutes were used – up 85% on 2007.
     In October 2007, we launched the world’s first international Wi-Fi voucher scheme, which means cheaper and more predictable costs for travellers when abroad. The Openzone 500 vouchers offer Wi-Fi access across roaming partners in the US, Canada, Brazil, Argentina and Europe and Openzone access to hotels, airports and other hubs for an all-inclusive rate.
     We are also leading the way in building ‘wireless cities’ throughout the UK, in order to ensure that local residents, businesses, tourists and local government employees are always best connected.
     In Westminster, for example, applications include wireless CCTV cameras, which are helping combat crime and anti-social behaviour, as well as assisting with parking enforcement. We are also working with Westminster Council to provide online information – from cinema listings to council services – free to anyone logging on to BT Openzone from within the area.

Wholesale customers
We have two principal groups of wholesale customers – customers of our wholesale business and Openreach’s customers – as well as our global carrier customers.
    Like the industry it serves, our wholesale business is in transition. As the industry migrates from traditional to next generation services and adopts the infrastructure being enabled by Openreach, so we are establishing BT as a leading provider of innovative managed network solutions, which will enable our customers to transform their businesses. Our strategy is to support them through this transition, generating future growth from the delivery of long-term managed solutions. These enable them to avoid the capital and operational risk associated with upgrading to next generation networks and services. In the process, we are managing our own transformation from a high-volume product wholesaler to a next generation communications product wholesaler and solutions provider.
     All of this is being supported by improved service delivery, transformed propositions and a range of new software-driven services. In 2008, for example, by focusing on our customers’ overall experience, we improved our ‘right first time’ performance for the provision and repair of our core wholesale broadband and data connectivity services.
     In the UK wholesale market, we provide network services and managed solutions to over 700 communications companies, including fixed and mobile network operators, ISPs (internet service providers) and other service providers. We interconnect with more than 180 other operators, as well as carrying transit traffic between telecommunications operators.
     In 2008, we maintained our focus on the cost reduction opportunities that arise as our business changes. We reduced the cost base of our wholesale business by 13% through headcount reduction, eliminating duplication, achieving further operational efficiencies and aligning our resources more effectively with the evolving needs of our customers.

Managed network services contracts
During 2008, we signed a number of major managed network services contracts worth a projected total of £1.8 billion over their lifetimes. These ranged from a comprehensive outsourcing deal with the Post Office, to providing enhanced connectivity for other communications providers’ networks:

Date	Customer	Nature of contract

May 2007	Post Office	Four-year outsourcing contract for provision of wholesale communications services to underpin the Post Office’s drive to become a fully integrated voice and broadband provider.

July 2007	T-Mobile	Five-year contract to link T-Mobile’s UK base stations to its network.

September 2007	Orange	Provision of wholesale landline services to Orange customers, enabling Orange to offer fixed-line voice services.

December 2007	Virgin Media	Five-year, £98 million contract for provision of voice network management services.

February 2008	Scottish and Southern Energy (SSE)	Supporting SSE’s planned launch of integrated communications services to its 8.5 million customers in the UK.

March 2008	Vodafone	Five-year managed access agreement linking Vodafone’s UK base stations with its core infrastructure.

New wholesale products
21CN Ethernet
In January 2008, we started to take orders for 21CN Ethernet, a next generation wholesale Ethernet service and the first product to be delivered over the 21CN platform. 21CN Ethernet will offer up to ten times the bandwidth of the core MPLS network, delivering high-speed data connectivity to corporate customers and mobile operators. Subsequent upgrades will enhance the service’s functionality and footprint. We aim to have installed around 600 nodes by Spring 2009, giving BT the UK’s largest Ethernet footprint.

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Network improvements in 2008		Service improvements in 2008 – average offered lead times across product portfolio
		(working days)

Network joints remade, replaced or sealed	132,000		March 2008	March 2007	Improvement

Network blackspots upgraded	5,000	Business order provision	2.9	4.8	40%

Defective telephone poles removed/replaced	24,500	Consumer order provision	3.9	8.4	54%

Overhead wires renewed/upgraded	29,000	Business fault repair	0.6	1.3	54%

Targeted improvements to local networks	23,000	Consumer fault repair	0.9	1.6	44%

Overall activity level in exchanges rose by	22%

Exchanges prepared for 21CN at 31 March 2008	1,600

Wholesale Broadband Connect
In April 2008, following trials with communication provider customers, we launched a next generation 21CN broadband service, Wholesale Broadband Connect. The benefits of the new service include faster speeds, guaranteed service level agreements, the ability to trade speed for stability, and enhanced line diagnostics. It will initially be available from exchanges serving around one million homes and businesses and we plan to extend the footprint for this service to exchanges serving ten million homes and businesses within a year of launch.

Traditional wholesale portfolio
We continued to sell a wide range of capacity and call-based products and services, including regulated interconnect services and new, non-regulated products and services. At the same time, we have been refreshing our core traditional portfolio with next generation replacements that will, over time, move these services to 21CN and allow the decommissioning of parts of our legacy systems.

Openreach and the UK access network
Our Openreach access network business provides more than 450 communications provider customers, including other BT lines of business, with equal, open and economic access to the ‘first mile’ of BT’s UK access network. One of the industry’s vital infrastructure assets, this first mile links end users’ premises to local telephone exchanges, via fixed-line local and backhaul connections.
     Openreach’s 21,000 field engineers install, repair and upgrade lines, ensuring that households, offices and other premises have reliable local access to the telephony, internet and other services offered by their communications providers.
     Openreach is committed to delivering a better network and providing a local access and backhaul environment in which its customers’ businesses can thrive. Its focus in the 2008 financial year was to continue to deliver and comply with the Undertakings made to Ofcom, while driving efficiencies, providing the right levels of resourcing and enhancing service levels. Increasingly, it seeks to build mutually rewarding relationships with customers and to work with them on issues such as next generation access (the transition from existing local access infrastructure or technologies to next generation high-speed broadband access services), which are of key importance to the UK as a whole.

Improved service performance
In 2008, Openreach improved the quality of service delivery of all its products, significantly reducing the number of orders and fault reports that did not meet target delivery date. A significant reduction in ‘early life failures’ (faults on newly installed lines) was also realised by improving its quality of execution.
     Improvements in lead times offered to customers (see table above) contributed to improved ‘cycle times’.
     Achieving a step improvement in service performance was dependent upon reducing volatility and input volumes. Through flexible resourcing and processes, Openreach stabilised and improved levels of service, enabling it to cope with unexpected events, such as the floods experienced in the summer of 2007.
     Service involves more than just reactive provision and repair activity; it also includes the process of reinvigorating the access network infrastructure through investment in the local network – which leads to improved reliability, enhanced service standards and reduced cost. In 2008, Openreach invested around £35 million in a proactive maintenance programme, which reduced the number of access network faults by 10%. At the same time, the number of high-bandwidth services carried rose by around 20%.
   In addition to Openreach’s business as usual provision and repair activity, preparing telephone exchanges for 21CN meant it had to replace and recover 2.5 million jumper wires.

Equivalence Management Platform (EMP)
The EMP provides a single interface for communications providers to buy products from Openreach. This is a major change from the previous approach under which each product was provided separately.
   The creation of the EMP is a major achievement: the largest IT capability of its kind in the telecommunications industry. The EMP underpins all Openreach’s interactions with communications providers, and has the capacity to process up to 100,000 orders a day and carry out up to 60,000 line checks an hour. All customers buying LLU now do so using the EMP. As a result, in February 2008, Openreach was able to retire the legacy LLU provisioning system, saving associated running costs.

Delivering on the Undertakings
During 2008, Openreach delivered a number of the Undertakings made to Ofcom, including the launch of wholesale line rental WLR3 analogue product on 30 June 2007. This provides communications providers with all the information they need to book and verify WLR3 orders in real time, 24/7, and with no limit on order volumes. Openreach also delivered equivalence of input for WLR digital services ISDN2 and ISDN30 in 2008.

Openreach products
Wholesale Line Rental
WLR, one of the largest transformations of the UK’s telecommunications industry, enables communications providers to offer telephony services with their own brand and pricing structure over BT’s network.
   At 31 March 2008, Openreach was providing over 22 million WLR lines to BT lines of business and just under 4.7 million to

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other communications providers. Of the lines provided to other communications providers, 3.8 million were WLR analogue lines (up 9% on 2007) and 0.9 million were WLR digital lines (up 31% on 2007).

Local Loop Unbundling
LLU enables communications providers to use the lines connecting BT exchanges to end users’ premises and to install their own equipment in those exchanges.
     There are two types of unbundled line:

a fully unbundled line which gives other communications providers the exclusive use of the copper line; and

a shared access line, which only gives other communications providers the use of the high-frequency channel used for broadband – the line will also be used by the customer’s fixed-line voice provider.

At 31 March 2008, there were 12.7 million unbundled lines in the UK, up nearly 20% on the previous year. Of these, 8.4 million were for BT lines of business, and 4.3 million were for non-BT communications providers. More than 20 communications providers were providing unbundled services from over 1,850 local exchanges and Openreach was fulfilling more than 69,000 LLU orders a week.
     Although the broadband market in the UK continues to grow along with continued exchange unbundling, this process slowed in 2008 as a result of market consolidation. Communications providers are increasingly focused on improving customer retention and acquisition by offering packages incorporating a selection of broadband, voice, TV and mobile services.

Ethernet
Openreach continues to develop a comprehensive portfolio of Ethernet products to support backhaul and access services for a growing number of other communications providers.
     One of the most exciting upcoming developments is Openreach’s new backhaul product, Ethernet Backhaul Direct. This product has been designed to meet the increasing demand for high bandwidth backhaul capability from customers wishing to connect their local access circuits back to their core networks. It supports broadband applications such as video on demand, which is now driving an increase in internet traffic. Additionally, by realising the cost efficiencies of 21CN, Openreach is able to offer a new, improved pricing structure for this service.
     Openreach has also launched three new Ethernet products: Street Access, Broadcast Access and CCTV Access, which give communications providers opportunities to move into new markets. Additionally, Openreach’s review of Ethernet circuit resilience pricing lowered the price and extended the availability of this option. Rather than a premium option limited to a few products, Ethernet resilience is now a viable and cost-effective option for enhancing service security.

Deploying fibre to the premises
In June 2007, Openreach completed an initial consultation with communications providers about the deployment of high-capacity fibre optic cable to premises and the delivery of wholesale services over these networks to greenfield sites. From August 2008, as part of an initial trial, Openreach will deploy fibre optic cable, instead of copper, to homes on a new 1,000 acre site at Ebbsfleet Valley in Kent. Around 10,000 homes will be built on the site, incorporated in 1.5 million square metres of retail, leisure and community facilities.
     At this site, Openreach will offer the communications industry a wholesale fibre-based broadband product, facilitating competition at a retail level. The service will be capable of supporting speeds of up to 100Mb – the fastest headline speed available to residential customers in the UK. This will make possible a range of applications from HDTV gaming to near-instant music downloads.

Building our twenty-first century network
The key driver behind our 21CN platform is customer choice. 21CN is our next generation platform that enables software-driven, open innovation by BT, our customers and partners and is critical to our transformation into a software-driven global communications services company.
     Following input from end users and communications providers involved in our South Wales pilot, we have evolved our deployment strategy from one focused on mass migrating customers onto the new network, with new services becoming available later, to one that delivers new services to customers from the outset.
     As a result of the new deployment strategy, new services, such as 21CN Ethernet and 21CN broadband, will be offered to customers during periods of voluntary take-up, after which customers will be mass migrated, enabling the closure and decommissioning of certain legacy platforms.
     Through this new deployment strategy, we will be able to deliver new services more quickly, with the associated benefits of increased revenue potential and improved customer experience. To date, 21CN has already delivered some £600 million in cost savings, relating to operating efficiencies and reduced spend on legacy networks, and we expect to deliver more savings in the future taking the total annualised savings to at least £1 billion.
     The 21CN programme has also been expanded to accommodate the increasing focus on software-driven services, as well as the potential of emerging technologies and the demand from enterprise customers for additional functionality. As a result, we will introduce the BT innovation platform during the summer of 2008, which will enable us and others to develop

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£625m efficiency savings in 2008

and integrate a wide array of new applications that will add features and value both to the new 21CN services, and to completely new services.

Keeping our costs down
We continue to benchmark ourselves against the best in the industry to determine where efficiencies can be generated. We remain focused on financial discipline and on delivering efficiency programmes to generate sustainable cost efficiencies.
     Cost transformation programmes delivered £625 million of savings in 2008 and we expect to deliver around £700 million in 2009. Many of these programmes are closely linked to ‘right first time’ initiatives, which have the dual benefit of reducing our cost of failure as well as enhancing the customer experience.
     We have, for example, continued to enhance the ways in which customers interact with BT. The number of transactions completed via bt.com rose by more than 90% in 2008. At 31 March 2008, we had 3.6 million customers receiving e-bills, almost 1.9 million of whom do not receive paper bills. In response, we have planted one million trees over the past three years.
     We remained focused on reducing the number and complexity of our systems and processes (see Our IT systems and networks estate on page 30). Other key programmes relate to innovative procurement and sourcing.
     We continued to explore the possibilities of flexible and agile working. At 31 March 2008, 23% of BT people doing what are conventionally thought of as ‘office jobs’ did not have a dedicated desk of their own. Rather, they used a combination of homeworking and/or flexible workstations which can be shared by multiple users.
     We also made progress in 2008 in our drive to streamline our organisation and eliminate duplication. This will remain a priority in 2009.

Acquisitions and disposals
BT actively reviews its portfolio of assets and acquisition opportunities in its target markets. We will consider acquiring companies if they bring us skills, technology, geographic reach or time to market advantage for new products and services.

2008
During 2008, we completed a number of key acquisitions:

Date	Acquisition
May 2007	We acquired Mumbai-based i2i Enterprise Pvt Ltd, which specialises in IP communications services for major Indian and global multinational companies. i2i is a provider of enterprise telecommunications systems in the Indian market, and distributes BT Infonet’s managed network services and products nationwide. This acquisition underscores our commitment to India, currently one of the world’s fastest growing IT and business process outsourcing markets.
June 2007	We acquired Comsat International – a provider of data communication services for corporations and public sector organisations in Latin America – through its parent company, CI Holding Corporation. Comsat International employs more than 700 professionals with in-depth knowledge of Latin American markets and provides services directly in 15 countries. It has a track record in the delivery of complex projects and the management of network solutions for enterprise, public sector and carrier customers.
November 2007	We acquired the IT infrastructure division of CS Communication & Systèmes – the French IT systems and network services provider for up to €60 million (including debt assumed). The division provides corporate and public sector clients with a range of services for building and maintaining IT infrastructures, including consulting, network integration, insourcing, outsourcing and data centre services.
January 2008	We completed the merger between BT Italia SpA and I.NET SpA. The merger followed the acquisition by BT of Etnoteam’s 13.6% stake in I.NET and the subsequent public tender offer for the remaining shares in public hands in April 2007. BT Italia is Italy’s leading supplier of communications solutions and services dedicated solely to business and public sector customers. I.NET is an acknowledged leader in security and business continuity solutions.
March 2008	We acquired Frontline Technologies Corporation Ltd, one of the leading providers of end-to-end IT services in the Asia Pacific region, for approximately S$202 million. Frontline provides IT consulting, infrastructure services, systems integration and IT outsourcing to local, regional and multinational companies and has operations in China, Hong Kong, India, Indonesia, Malaysia, Singapore, the Philippines, Taiwan, Thailand and Vietnam. Its acquisition enhances our existing networked IT services capabilities in the region.

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£480m invested in acquisitions completed in 2008

Date	Acquisition
March 2008	At 31 March 2008, we had acquired over 91% of the outstanding issued share capital of Net2S SA at a price of €5.27 per share. The transaction values the entire outstanding issued share capital of Net2S at approximately €68.5 million. Net2S provides technology consulting and engineering services for critical business solutions to large corporate customers. The company is headquartered in Paris and employs approximately 800 people operating mainly in France. It also has a presence elsewhere in Europe, the US and Morocco.

We also completed a number of smaller transactions in 2008, including the acquisitions of: Brightview Group Limited (Brightview) (a consumer internet service provider); Basilica Group Limited (Basilica) (one of the UK’s leading providers of IT solutions to businesses); Lynx Technology Limited (Lynx Technology) (one of the UK’s foremost suppliers of IT services); INS Group SA (the Belgium-based network and systems operator); Square Mile Marina Limited (a marina Wi-Fi network operator); and Fresca Limited (a specialist retail e-commerce service provider).

Post-balance sheet event
In April 2008, we entered into a conditional agreement to acquire Wire One Holdings Inc – one of the leading providers of videoconferencing solutions in the US. Wire One employs over 350 professionals across the US and Europe and provides products and services to over 8,000 customers, including 55% of the US Fortune 100. With over 20 years of videoconferencing support expertise, Wire One is one of the leading providers in the US of easy-to-use, reliable, and cost-effective video communication solutions.

Prior to 2008
The BT of today was largely created by a radical restructuring of the company in the 2002 financial year. This restructuring involved a rights issue (raising £5.9 billion), the demerger of O2 (comprising BT’s wholly owned mobile assets in Europe), the disposal of significant non-core businesses and assets, the unwinding of Concert (our joint venture with AT&T) and the creation of customer-focused lines of business.
     In 2006, we acquired Radianz, a financial services extranet provider, from Reuters for a total consideration of £143 million. We also acquired Atlanet, a Fiat subsidiary providing domestic telecommunications services to Fiat and other non-Fiat business customers throughout Italy, for approximately €80 million, further reinforcing our position in the Italian market.
     In 2007, our acquisitions included dabs.com, PlusNet (an internet service provider) and International Network Services (INS) (the California-based global provider of IT consulting and software solutions).

Regulation and competition
BT operates in an increasingly competitive and dynamic commercial environment, both in the UK and around the world. Communications markets are undergoing significant change with, for example, the accelerating convergence of TV and video services over fixed and mobile broadband connections. The differences between fixed and mobile telephony are increasingly becoming blurred, with many calls from offices and homes now being made from mobiles. Service bundles offering TV, broadband and fixed and mobile telephony are provided by an increasing number of competitors in the market.
     The changing dynamics of the market and of business models are creating new sources of competition and choices for consumers. Under these circumstances, we believe that it is critical that regulation should only be applied where necessary, otherwise there is a real risk that innovation and investment could be stifled.
     The UK has one of the world’s most competitive broadband markets, with over four million lines for non-BT communications providers now unbundled (LLU). The success of LLU has led to Ofcom’s (see below) proposed recognition of separate geographic markets in the UK following its wholesale broadband access market review, a position supported by the European Commission (see Significant market power conditions on page 25). This is a welcome development and means that deregulation would be able to occur in areas where infrastructure competition is strong, enabling us to compete more effectively. Ofcom is planning to carry out two narrowband market reviews in the 2009 financial year.

Regulation in the UK
Electronic communications regulation in the UK is conducted within a framework set out in various EU (European Union) directives, regulations and recommendations. The framework is currently under review by EU bodies and new directives are expected to take effect in or about 2010. UK legislation and regulation will therefore need to be amended to reflect any changes.
     Our policy is to comply fully with all applicable laws and regulations, while competing fairly and vigorously within the rules.

Ofcom
Ofcom (the Office of Communications) was set up under the Office of Communications Act 2002 (replacing the previous telecommunications regulator, Oftel) to provide a single, seamless approach to regulating the entire communications market. Its principal duties are to further the interests of citizens in relation to communications matters and to further the

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interests of consumers in relevant markets, where appropriate by promoting competition.
     Ofcom regulation takes the form of sets of conditions laid down by Ofcom under the Communications Act 2003 (Communications Act), and directions under these conditions. Some conditions apply to all providers of electronic communications networks and services; others apply to individual providers, which Ofcom has designated as universal service providers or having SMP (significant market power) in a particular market. The Communications Act also imposes more general requirements on communications providers.

Conditions applying to all providers
General conditions
The general conditions made by Ofcom apply generally to all providers of electronic communications networks or services. Although these conditions are concerned primarily with consumer protection, they also include requirements relating to general access and interconnection, standards, emergency planning and numbering. A separate condition regulates the provision of premium rate services.

Electronic Communications Code (ECC)
The ECC applies to communications providers authorised to carry out streetworks and similar activities for network provision. The application of the ECC is subject to conditions made by the Secretary of State for Business, Enterprise and Regulatory Reform.

Funds for liabilities
Under the terms of the ECC, an electronic communications provider with apparatus on or in the public highway is required to make financial provision to cover any damage caused by work it carries out, and for the removal of its network in the event of liquidation or bankruptcy.
     The conditions require an electronic communications provider subject to the code to provide Ofcom annually with a certificate that, in the opinion of its board, it has fulfilled its obligations to ensure the availability of the required funds. BT has provided this for the period to 31 March 2009.

Other general requirements
Other general requirements contained in the Communications Act include:

the payment of administrative charges; and

the provision of information to Ofcom when required.

Conditions applying to BT
Universal service conditions
BT is the designated supplier of universal service for the UK, excluding the Hull area where Kingston Communications is the designated provider. The universal service obligations are defined in an order issued by the Secretary of State. Ofcom subsequently adopted universal service conditions based on these obligations. Our primary obligation is to ensure that basic fixed-line services are available at an affordable price to all citizens and consumers in the UK. Other universal service conditions include obligations relating to payphones and special social needs schemes such as the light user scheme.

Significant market power conditions
Ofcom is required by the EU directives regularly to review relevant markets and determine whether any communications provider has SMP in those markets. Where Ofcom finds that a provider has SMP, it must impose such remedies as it considers appropriate, as specified in the Communications Act. These may include obligations to meet reasonable requests to supply certain services to other communications providers, not to discriminate unduly, to publish prices and notify price changes and obligations relating to regulatory accounting. In some cases, additional obligations such as price controls and cost orientation have also been imposed.
     Following a series of market reviews by Ofcom, BT has been deemed to have SMP in a number of retail and wholesale fixed telecommunications markets, including all or parts of the markets for: fixed narrowband retail services, fixed narrowband wholesale exchange lines, call origination and conveyance, wholesale broadband access, wholesale local access and leased lines.
     In 2008, Ofcom continued to work on its review of the wholesale broadband access market, repeating earlier proposals to define three geographical markets based upon the level of competition in individual exchange areas. For the most competitive market, covering around 1,070 exchanges, Ofcom proposes to remove the SMP obligations, subject to a one-year transition period. Ofcom’s Final Statement on this market review is expected to be published in the first quarter of the 2009 financial year.
     In May 2007, following certain improvements to our WLR product, Ofcom granted consent for certain pricing relaxations in relation to business exchange lines for major business customers. Ofcom is also carrying out a market review of business connectivity. This may result in deregulation of some categories of higher bandwidth wholesale private circuits, and also the extension of charge controls to a number of business connectivity services not currently subject to such controls (see Pricing regulation on page 26). Ofcom is planning to initiate market reviews of fixed narrowband wholesale services and fixed narrowband retail services in the 2009 financial year.

How we are delivering our Undertakings
In response to Ofcom’s strategic review of telecommunications, we proposed a number of legally binding Undertakings under

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the Enterprise Act 2002 (Enterprise Act). These Undertakings were accepted by Ofcom and came into force in September 2005.
     The Undertakings are intended to deliver clarity and certainty to the UK telecommunications industry and to support a reduction in regulation over time. Significant structural changes have been made to enable BT to deliver the Undertakings, including the creation of a new access services division (Openreach) and the implementation of restrictions on the sharing of information between upstream and downstream divisions of BT. Since the Undertakings came into force, we have made good progress in delivering our commitments.
     The key Undertakings given by BT are to:

establish Openreach;

deliver equivalence of input for key wholesale products, and increased transparency for others;

introduce new rules on access to, and sharing of, certain restricted information;

restrict the exercise of influence by other parts of BT on the commercial policy of both Openreach and parts of BT Wholesale;

ensure fair access and migration to our 21CN for other communications providers;

publish and make available to all BT people a code of practice explaining what they must do to comply with the Undertakings; and

create an Equality of Access Board (EAB) to monitor, report and advise on BT’s compliance with the Undertakings and the code of practice. The EAB was established on 1 November 2005. The EAB annual report which does not form part of this report is available online at www.bt.com/eabreport

In Ofcom’s annual report on the impact of the strategic review of telecommunications, published in December 2007, Ofcom reviewed the impact of the Undertakings and concluded that BT’s progress in implementing them had delivered benefits for industry and for consumers. Ofcom also identified a number of areas where changes to the Undertakings are required. These include Openreach’s provision of space, power and Ethernet services, and the process for consulting with industry on the deployment of 21CN. We are working closely with Ofcom on the form these changes will take.

Pricing regulation
BT is no longer subject to retail price controls covering public-switched telephony services. Other wholesale services continue to be subject to price controls:

Network charge control: we operate under interconnection agreements with most other CPs (communications providers). Our charges for a range of interconnect services are controlled by Ofcom, under the NCC (network charge control) regime. These controls are designed to ensure that our charges are reasonably derived from costs, plus an appropriate return on capital employed. Depending on the degree of competition, charges are cap controlled each year by RPI (Retail Price Index) minus X for services Ofcom considers unlikely to become competitive in the near future, and safeguard cap controlled (ie no increases above RPI) for services likely to become competitive. (X is a number specific to a particular market, indicating the permitted change in controlled prices relative to the rate of inflation.) The current NCC period began on 1 October 2005 and will last until 30 September 2009. BT must notify Ofcom and other CPs if it intends to amend existing charges or offer new services.

Other charge controls: PPCs (partial private circuits) are leased lines that BT sells to other network operators. On 1 October 2004, Ofcom introduced a PPC charge control to replace the annual determinations previously carried out by Oftel. The control is a four-year, three-part RPI minus X formula covering low and high bandwidth services and equipment. Ofcom will carry out a review of the PPC charge control before the existing control expires on 30 September 2008. In its consultation on the business connectivity market review, Ofcom has proposed to remove our SMP designation in relation to higher bandwidth PPCs and certain circuits provided in Central London. This would result in these services being removed from the charge control. However, Ofcom has also proposed to extend charge controls to PPC trunk segments, wholesale Ethernet origination services and certain ancillary services.

Competition
UK market trends
The UK market has seen another strong year of growth in broadband, with Wi-Fi proving ever more popular both in and out of the home. Broadband networks have supported the launch and increased usage of new services, including peer-to-peer applications, such as the BBC’s iPlayer, and IPTV, including BT Vision. Mobile broadband has also been a focus for many of the mobile operators as the voice and text markets approach saturation. Broadband providers are now expected to deliver an excellent level of service in addition to a range of applications and products which are tailored to the individual needs of customers.

Competition law
In addition to communications industry-specific regulation, BT is subject to the Competition Act 1998 (Competition Act) in the UK and to EU competition law. Breach of UK or EU competition rules could lead to fines of up to 10% of a company’s worldwide

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revenue in its previous financial year and/or claims for damages in national courts. A company may also be ordered to cease an infringing activity. Where we operate outside the UK, we are also subject to the competition laws in the relevant countries.
     In 2004, Ofcom launched an investigation into allegations that BT had abused a dominant position in relation to its pricing of consumer broadband products. Ofcom sent BT three statements of objection to which we responded, and argued that our pricing does not amount to an abuse of dominance. Ofcom is expected to issue a decision during the 2009 financial year.

Other significant changes and issues
Ofcom is currently conducting a review of the Openreach financial framework, with the aim of creating a long-term financial environment in which Openreach will deliver efficiency, coverage and high quality services, while ensuring that equivalence of access encourages improved service performance. The consultation is expected to begin in early summer 2008 and any newly proposed regulatory measures should take effect during 2009.
     The implementation of the Undertakings and continuing changes to the market for Openreach products have resulted in changes to Openreach’s cost base. The focus of Ofcom’s review is likely to be the current price ceilings on the copper access products – WLR and LLU – and transaction (connections, migrations) and rental charges.
     This review is, in our view, a significant milestone and we welcome it as an opportunity to create regulatory certainty and financial stability, as well as provide incentives for Openreach to invest and innovate.

Regulation outside the UK
BT must comply with the regulatory regimes in the countries in which we operate and this can have a material impact on our business.

Doing business in the European Union
Communications regulation in each EU country is conducted within the regulatory framework determined by EU directives, regulations and recommendations. This framework is currently under review (see Regulation in the UK on page 24). The manner and speed with which the existing directives have been implemented vary from country to country and national regulators are working together in the European Regulators Group to introduce greater harmonisation in their approach to the assessment of SMP and the imposition of appropriate remedies.
     BT does not have universal service obligations outside the UK, although in certain member states we may be required to contribute towards an industry fund to pay for the cost of meeting universal service obligations in those countries.
The European Commission formally investigated the way the UK Government set BT’s property rates and those paid by Kingston Communications, and whether or not the UK Government complied with European Community Treaty rules on state aid. It concluded that no such state aid had been granted. The Commission’s decision has now been appealed, but we continue to believe that any allegation of state aid is groundless and that the appeal will not succeed.

The rest of the world
The vast majority of the communications markets in which we operate around the world are subject to regulation, and in most of these we have to meet certain conditions and have had to obtain licences or other authorisations. The degree to which these markets are liberalised varies widely which means that our ability to compete fully in some countries is constrained.
     We continue to press incumbent operators and their national regulatory authorities around the world (including in the EU) for cost-related wholesale access to their networks where appropriate and for advance notice of any changes to their network design or technology which would have an impact on our ability to serve our customers.

Our relationship with HM Government
The UK Government, collectively, is our largest customer, but the provision of services to any one of its departments or agencies does not comprise a material proportion of our revenue. Except as described below, the commercial relationship between BT as a supplier and the UK Government as a customer has been on a normal customer and supplier basis.
     We can, however, be required by law to do certain things and provide certain services for the UK Government. General conditions made under the Communications Act require all providers of public telephone networks and/or publicly available telephone services, including BT, at the request of and in consultation with the authorities, to make, and if necessary implement, plans for the provision or restoration of services in connection with disasters. The Civil Contingencies Act 2004 contains provisions enabling obligations to be imposed on providers of public electronic communications networks, including BT, in connection with civil contingency planning. In addition, the Secretary of State has statutory powers to require us to take certain actions in the interest of national security and international relations.

Legal proceedings
We do not believe that there are any pending legal proceedings that would have a material adverse effect on the financial position or operations of the group.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS (universal mobile telecommunications system)

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auction in 2000. Blu, in which we held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor has appealed the court’s decision. If the appeal is successful, we could be held liable, with others, for any damages. The company has concluded that it would not be appropriate to make a provision in respect of any such claim.

Our resources
Our brand and reputation
BT has a strong reputation and a trusted brand that is widely recognised in the UK and around the world. Our brand helps to shape our relationships with customers, suppliers and employees.
     As a vital asset, the BT brand needs to be developed, protected and managed with the same rigour that we bring to other assets, both tangible and intangible. And as the world and the markets in which we operate change, so our brand needs to reflect this, becoming more confident, dynamic and forward looking.
     Our brand values are implicit in our advertising strap line – Bringing it all together – which captures both what we can do for customers and our commitment to acting as a single BT team.
     During 2008 we made great progress with the task of integrating the brands and identities of the various IT services businesses that we have acquired in the UK and around the world. As each of these companies adopts the BT brand and identity, they enhance our reputation for expertise in delivering services in local markets, while the acquired companies gain from the global scale and trust that the BT brand brings with it.

Our people
Our aim is to create a team of high-performing, engaged and motivated people who can make a difference for customers, shareholders, the company and themselves.

Building a global team
Our people strategy continued to support the transformation of BT in our drive to become ‘number one for customer service’. As we increasingly operate globally, so our workforce outside the UK continues to grow. At 31 March 2008, BT employed 111,858 people worldwide – 102,544 in the UK and the rest of Europe, the Middle East and Africa; 4,714 in the Americas; and 4,600 in the Asia Pacific region. Significant acquisition activity during the financial year meant that 8,455 new employees were integrated within the BT family. The acquisition, for example, of Frontline involved the transfer of 3,264 people to BT (see Acquisitions and disposals on page 23).
Our success as a business depends on recruiting, retaining, developing and rewarding skilled and talented people who live by the BT values.

Nurturing leadership capabilities
The quality of leadership is also vital to the successful transformation of BT. We are focused on ensuring that leaders at all levels understand what is expected of them, have access to appropriate development opportunities and are able to benchmark their performance against that of their peers.

Encouraging learning and development
We offer employees a wide range of learning and re-skilling opportunities. A variety of online and instructor-led courses are available through Route2Learn, our group-wide web-based learning portal.
     We have created and operate a learning governance model to ensure that learning and development within BT really do align with our key strategic objectives. Our successful company-wide re-accreditation to Investors in People (first achieved in 1998) is a vital measure of our success in achieving this alignment.
     Key to being ‘number one for customer service’ is developing a passionately customer-centric culture in BT and ensuring that our people have the skills and the tools necessary to ensure that every customer experience is an excellent one. A number of development initiatives designed to improve our ‘right first time’ performance were launched in 2008. For example, by the end of May 2008, BT Design and BT Operate will have taken about 21,000 people from around the world through a one-day event focused on a number of practical ways to improve the customer experience and to drive innovation and cross-organisation problem solving.

Rewarding and recognising achievement
Around 40,000 managers are eligible for variable, performance-related bonuses and the remuneration of our most senior managers is linked to BT’s total shareholder return performance measured over a period of three years or, in the case of Openreach senior managers, Openreach’s performance over a three-year period.
     From 2009, remuneration will also be linked to the manner in which objectives are met as well as to the fact that they are met. This ‘how’ factor will take into account the behaviours managers exemplify – customer-centric leadership abilities – in meeting their objectives.
     We are also developing ways of recognising and rewarding not just individual performance but also teamwork between individuals and between different parts of the business, in order to promote new ways of serving our customers’ best interests.
     We operate a flexible benefits programme in many parts of BT, which gives employees the freedom to choose between

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111,900 number of employees worldwide	+28% Americas	+1% UK, Europe, the Middle East and Africa	+464% Asia Pacific

different types of benefits, exchanging salary for healthcare or bonus payments for enhanced pension contributions.
     We continued to provide our employees with opportunities to share in the company’s success. Employees outside the UK receive an award of free BT shares or a cash equivalent depending on local legal and/or regulatory requirements (from 2008, all BT employees in the UK were entitled to receive free broadband instead of an award of free shares). Employees in more than 25 countries also have the opportunity to save to buy BT shares at a discount to the price at the start of the savings period. And under the BT Employee Share Investment Plan (ESIP), UK employees can buy BT shares from their pre-tax and pre-NI salaries. 95% of eligible employees participate in one or more of these plans.
     Most of our employees are members of the BT Pension Scheme (a defined benefit scheme) or the BT Retirement Plan (a money purchase scheme), both of which are controlled by independent trustees. The BT Pension Scheme was closed to new members on 31 March 2001. The majority of new employees are eligible to join the BT Retirement Plan (see Pensions in the Financial review on page 54).

Connecting with our people
Our annual employee attitude survey was conducted most recently in February 2008 and attracted a 72% response rate (over 74,000 responses). The survey generates around 5,000 feedback reports for managers and their teams across the business, helping to promote effective team working.
     Employees are kept informed about our business through a wide range of communications channels, including our online news service, bi-monthly newspaper, regular email bulletins and senior management webchats and webcast briefings.
     We have a record of stable industrial relations and enjoy generally constructive relationships with recognised unions in the UK and works councils elsewhere in Europe. In the UK, we recognise two main trade unions – the Communication Workers Union and Connect. We also operate a pan-European works council (the BTECC).

Embedding flexibility and promoting diversity
We continue to create an inclusive working environment in which employees can thrive regardless of their race, sex, religion/beliefs, disability, marital or civil partnership status, age, sexual orientation, gender identity, gender expression or caring responsibilities.
     22% of our workforce is female, women hold 19 of our top 81 leadership roles and make up 29% of the people in our leadership team succession plans. 10% of our most highly rewarded people in the UK are from an ethnic minority background and 16.5% are female.
     Diversity and inclusion at BT are led by our Global Equality and Diversity Forum. Each diversity group – e.g. gender, race, disability – is championed by a senior manager who is a member of the forum. In addition, each line of business has a senior manager champion for equality and diversity, who is responsible for the promotion, development and implementation of local diversity and inclusion strategies. For example, in 2008 Openreach developed a recruitment campaign to attract more women and people from ethnic minority backgrounds into the engineering workforce. The campaign received a Chairman’s Award from Race for Opportunity and the Investor of the Year award from Women into Science, Engineering and Construction (WISE).
     We benchmark our policies and practices against the standards set by a number of organisations including Race for Opportunity (BT ranking: 3rd), the Employers Forum on Disability (BT ranking: 3rd), Opportunity Now (gender) (BT ranking: 6th), Stonewall (sexual orientation) (BT ranking: 11th) and the Schneider Ross Global Diversity and Inclusion benchmark (BT ranking: 2nd).
     Outside the UK, we are working to ensure that our policies and practices are tailored to address legislation country by country, as well as respecting cultural differences.
     Flexible working – for example, hot-desking, office sharing and working from home – enables people with disabilities, caring responsibilities and those returning from maternity leave to work where once it would have been difficult. All BT employees have the right to request flexible working and it is already well established in our UK operations where more than 11,000 employees work from home. This practice is increasingly important in our global operations where, during 2008, we ran flexible working initiatives in Spain, France, the Netherlands and the US.

Health and safety
The health and safety of our people are of paramount importance and we continue to seek improvements by focusing on behavioural/lifestyle change. In 2008, we concentrated our health promotion activities on mental well-being – impaired mental health is our single greatest cause of lost time and productivity. Our sickness absence rate amounted to 2.43% of calendar days being lost – 20% lower than five years ago. During 2008, we reduced our accident rate by more than 20% to 1.9 lost time incidents per million working hours at 31 March 2008.

Our global research and development capability
We are developing a global R&D (research and development) capability to support BT’s drive to meet customers’ needs around the world. We have a world-class team of researchers, scientists and developers, including over 3,100 people at Adastral Park (England), a research team based in Malaysia and a new R&D centre in China. We have announced plans to establish a joint

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£1,252m invested in R&D in 2008

research and innovation centre in the United Arab Emirates with the Emirates Telecommunications Corporation (Etisalat) and Khalifa University. And we play a lead role in the India-UK Advanced Technology Centre, a consortium of industry and academic partners from India and the UK.
     We have dedicated innovation scanning teams in the US, Asia and the Middle East who identify more than 600 new technologies, business propositions and market trends a year.
     We embrace open innovation, reaching out beyond the company to find the best people and the best ideas, wherever they are in the world. We are involved in partnerships at every stage of the innovation process, from scientific research to the development of new products and services.
     In 2008, we invested £1,252 million in R&D to support our drive for innovation. This investment comprised capitalised software development costs of £720 million and R&D operating costs of £532 million. This compares with £1,119 million in 2007, which comprised £741 million of capitalised software development costs and £378 million of R&D operating costs.

Embracing open innovation
We work with more than 30 universities around the world and have open innovation partner relationships with the University of Cambridge, UCL (University College London) and MIT (Massachusetts Institute of Technology). Examples of collaborations include our work with Cambridge University to research protocols and architectures for wireless mesh networks, and the work we have done with MIT Sloan on the applications of systems dynamics modelling.
     We are also a member of the Participate consortium – a UK Government-funded project to explore the ways in which a combination of pervasive broadcast and online media can create mass-participation events. And we led the EU-funded NM2 collaborative research project into ‘shapeshifted TV’ – TV that can be personalised to suit the preferences of individual viewers.
     Building on our long tradition of innovation, we filed patent applications for 168 inventions in 2008. We routinely seek patent protection in different countries including the US, Japan, France, Germany and China, and we currently maintain a total worldwide portfolio of around 8,000 patents and applications.

External venturing
We have successfully launched nine innovative, independent start-up companies, six through the corporate venturing partnership unit New Venture Partners, in which we are a limited partner. They include Azure Solutions, which merged with Subex to become the world’s largest revenue assurance company. Real Time Content is the latest company to be launched.

Our IT systems and networks estate
Our dedicated IT and networks professionals have a strong record in the development and delivery of systems and solutions and in managing a secure and resilient infrastructure. In 2008, in addition to the infrastructure work for 21CN, we focused significant systems development effort on introducing new programmes and services over 21CN and improving ‘right first time’ performance.
     We continued the radical transformation of the BT systems estate, with the aim of achieving year-on-year cost reductions at the same time as improving speed to market and enhancing the customer experience.
     By eliminating duplication and simplifying and rationalising our systems, we have been able to reduce the number of systems in use. In 2008, we closed almost 650 systems, bringing cumulative net closures to around 1,350 in less than three years.

Our property portfolio
At 31 March 2008, we occupied approximately 7,000 properties in the UK and approximately 400 properties in the rest of the world. The majority of these UK properties are owned by – and leased from – the Telereal Group, which is part of the William Pears Group. These properties mainly house exchange equipment and are needed as part of our continuing activities. Other general purpose properties consist chiefly of offices, depots and computer centres.
     We anticipate that the deployment of innovative technology which makes possible the consolidation of exchange equipment along with changes to our working patterns, will continue to reduce the size of our property portfolio and the amount we invest in it.

Our wider responsibilities
Sustainability and corporate social responsibility (CSR)
We see CSR as the voluntary action a company takes to contribute to the wider social goal of sustainable development.
     Managing social, ethical and environmental issues in a way that grows shareholder value, builds our brand and helps us and our customers become more sustainable is very important to us.
     This section, together with the broad statement on social, environmental and ethical matters (see page 79), conforms to the Association of British Insurers’ disclosure guidelines on social responsibility. More detailed information about our social, ethical and environmental performance is available in our independently verified 2008 sustainability report at www.btplc.com/betterworld
     We invest significant resources in our CSR programmes and believe that it is vital that we continue to be forward-looking and responsible in our everyday operations and maintain our reputation for excellence.
     During 2008, our UK accreditation to environmental management standard ISO 14001 was renewed, and we achieved certification for our operations in Ireland, Italy and Belgium. Our aim is to gain accreditation around the world.

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	Waste (UK only)
£22.3m community investment in 2008	Tonnes	2008	2007	2006	2005

	Total waste	79,759	94,928	102,005	110,622
	Total waste recycled	39,937	40,007	42,340	37,421

	% recycled	46%	42%	42%	34%

We have had ISO 9001 (the international quality management system standard) certification for our operations in the UK and much of the rest of the world since 1994.
     During 2008, our CSR strategy prioritised three areas where BT can make the most difference: climate change, social inclusion and sustainable economic growth.

Recognition of our contribution to society
In July 2007, BT won Business in the Community’s prestigious Company of the Year award for our positive impact on society. The award goes to the company judged to be improving its business and its overall impact on society, in the marketplace, the workplace, the environment and the community, through leadership and integration of responsible business practices.
     During 2008, BT was ranked as the top telecommunications company in the Dow Jones Sustainability Index for the seventh year in a row. The Dow Jones Sustainability Indexes rank companies for their success in managing social, ethical and environmental issues for competitive advantage. We were reaccredited with the Queen’s Award for Enterprise in recognition of our contribution to sustainable development. In 2008, we retained our Platinum Banding for companies scoring over 95% on Business in the Community’s Corporate Responsibility Index. We were the top scorer in all but three of the 79 impact areas. And the Association of Chartered Certified Accountants (ACCA) named BT as the winner of its best sustainability report award 2007.

Being a responsible business
CSR touches every part of our business – from the way we interact with our customers, suppliers and partners, look after our people, give back to communities and support charities, right through to our practical concern for the environment. We commit a minimum of 1% of our UK pre-tax profits (in cash and in kind) to activities which support society. We provided a total of £22.3 million designed to benefit society in 2008, of which £2.5 million was in charitable donations.
     Our community investment strategy aims to help individuals and communities make a better world through improved communications skills and technology. Our BT Better World campaign aims to ensure that young people have the communication skills they need. Over three million young people benefit from BT’s educational resources every year.
     ChildLine, a UK charity, receives calls from 4,500 children every day but lack of funds means that many hundreds go unanswered. We are working with ChildLine on a campaign to ensure that every child’s call for help is answered. In 2008, BT and BT employees raised £650,000 for ChildLine.
     BT volunteers and call centre employees take donations as part of major charity telephone and online appeals, including Children in Need, Sport Relief and Comic Relief, helping to raise millions of pounds each year. We also manage the telephone networks and provide equipment for these events. And we help the Disaster Emergency Committee (DEC) respond to international disasters.
     In 2007, we launched our first global development partnership with UNICEF to develop community projects to bring education, ICT (information and communications technology) and communications skills to disadvantaged children. BT is investing £1.5 million over three years and this will be added to by fundraising activities by BT people around the world. Projects were launched in South Africa in 2007, and in Brazil in April 2008. China is scheduled for 2009. More than £140,000 has already been raised to support the projects in South Africa where, with BT’s support, UNICEF has built or renovated classrooms at 25 of the country’s most impoverished schools, as well as providing ICT training for teachers. Around 18,000 children have benefited. The two-year initiative in Brazil aims to reach more than 10,000 disadvantaged young people in ten schools in Sao Paulo, Rio de Janeiro, Belo Horizonte, Salvador and Fortaleza. By making communications skills and technology available in this way, we are enabling young people to tackle issues that affect them, their schools and their communities.
     In June 2007, we announced a three-year partnership with the British Red Cross in support of disaster relief worldwide. We are the first global communications services company ever to partner with the British Red Cross in this way. We are investing £100,000 a year to provide essential satellite, IT and GPS equipment. By funding a three-year programme, BT and the British Red Cross can ensure that the relevant equipment is in place so that relief can be deployed anywhere in the world as quickly as possible. This partnership builds on our current support for disaster relief through DEC and is a natural extension of our own emergency response and civil resilience activities.

Protecting the environment
Reducing waste
We recognise that we have a responsibility to the environment and we continue actively to manage our waste reduction and recycling. During 2008, we received an income of £6.7 million from our recycling activities, offset against the £7.3 million we spent managing our waste contracts, recycling our waste and sending waste to landfill. We recycled 46% of our waste in 2008 and aim to increase this to more than 50% next year. We also aim to reduce the amount of waste we send to landfill by 6% in 2009.

Combating climate change
Ten months’ work by a CBI task force – chaired by Ben Verwaayen and including 18 chairmen and CEOs from some of the UK’s largest companies – resulted in the publication of a report, Climate change – everyone’s business, in November 2007. The report concluded that all businesses have a

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CO2 (UK only)

Million tonnes	2008	2007	2006	2005

Total	0.68	0.68	0.69	0.84

% below 1996	58%	58%	57%	48%

Tonnes per £1m turnover	33	34	35	46

Note: this table reflects the changes to the Defra (Department for Environment, Food, and Rural Affairs) measures which were revised in June 2007.

responsibility to reduce their CO2 emissions and BT has pledged to help fulfil the task force’s commitments.
     We aim to be a leader in the new low-carbon economy. Communications technology can benefit the environment by, for example, reducing the need for people to travel, which in turn reduces carbon emissions. On the other hand, the manufacture and use of our products and services also produce emissions and our energy consumption could increase as a result, for example, of the growth of our data centres. Consequently, we have conducted an audit of the energy used by these data centres and are implementing energy saving measures. We will also be helping and encouraging our customers, employees and suppliers to play their part, and this includes encouraging our suppliers to develop products that emit lower levels of carbon. To help raise awareness of environmental issues, we have launched a website to enable people to calculate their carbon footprint – www.bt.com/climatechange
     Our CO2 emissions in the UK are 58% lower than in 1996 and we aim to achieve an 80% reduction from 1996 levels by 2016.
     Our UK green electricity contract (to purchase green electricity from a number of energy suppliers) is one of the largest in the world, and we recently renewed it until 2010. Renewable electricity supplies are limited in many countries and growing demand is pushing up prices. In response, we have announced plans to develop our own wind farms in the UK. This will be the UK’s biggest wind power project outside the energy sector and by 2016 will meet up to 25% of our UK electricity needs. We are exploring suitable sites and expect to start generating power in 2012.
     We are involved in a number of other energy-saving initiatives. We are currently building an energy efficient combined cooling, heating and power plant at our Adastral Park site in the UK. This will initially use natural gas, and may use renewable fuels in future. We are also installing a solar photovoltaic system at our office complex in Southern California in the US, and expect to reduce CO2 emissions by 290 tonnes annually.
     We are also integrating carbon management into our newly acquired businesses, and now have low-carbon electricity contracts in Belgium, Germany and Italy as well as the UK. In 2008, we carried out energy audits at ten UK and three European data centres and plan to cut CO2 emissions in line with our carbon reduction target.
      The table above shows our CO2 emissions as defined in the Greenhouse Gas Protocol and therefore includes not only the CO2e (carbon dioxide equivalent) emitted directly by BT, but also that emitted in the production of the electricity purchased by us.

Promoting sustainable economic growth
Enabling growth that benefits society – in both the developed and developing worlds – within environmental limits is a new area of focus for BT. During 2008, we established a set of sustainability criteria for assessing potential new products and services. In 2009, these criteria will be used as a part of our standard development process. During the year we also developed an ‘opportunities map’ to help us prioritise and communicate sustainability opportunities throughout our business. The map quantifies the commercial potential and sustainability impacts of products and services currently in development as well as longer-term prospects. We will also use this to raise awareness with investors and other stakeholders.

Helping everyone get a fair chance
We believe that ICT has a role to play in creating a more inclusive society, helping everyone get a fair chance. We want everyone to share the benefits of communications technology. We are committed to promoting inclusion by:

making our products readily available, affordable and easy to use;

increasing communication and ICT skills through community investment programmes; and

creating an inclusive culture throughout BT.

We aim to help people communicate, whether face-to-face, on the phone or via the internet, and we are proud of our reputation for developing products that can be used by all our customers, regardless of age or ability.

     In July 2007, we launched the inclusive design toolkit (www.inclusivedesigntoolkit.com/betterdesign), the result of a collaboration with the i~design (a consortium of business people and academics) research team. This toolkit aims to support designers and those involved in product development to include users in the design process and consider the needs of people with reduced capabilities.

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What are our CSR risks?
For a number of years we have maintained a CSR risk register. During 2008 we continued to develop our knowledge and understanding of our CSR risks. Our most significant CSR risks continue to be:

breach of our code of business ethics;

climate change;

diversity;

health and safety;

outsourcing;

privacy; and

supply chain working conditions.

Each of these risks has an owner within BT and a mitigation strategy in place. These risks are not regarded as material in relation to the group and consequently are not included in Group risk factors.

CSR opportunities
In general, corporate sustainability efforts have tended to focus on mitigating risks and reducing social and environmental impacts. Although we believe that such efforts are essential, they are only part of the story. If our sustainability efforts really are to support our business growth, we need actively to seek out commercial opportunities.
     In our view, information and communications technology has a positive role to play as part of the solution as individuals and organisations look for more sustainable ways of communicating, working and living. Our sustainable economic growth programme is intended to help BT and our customers achieve socially beneficial growth within environmental limits. This has a very direct connection with our business strategy and our commitment to put our customers at the heart of what we do.
     In 2008, we launched our sustainability practice, helping our customers improve their CSR performance. The first consultancy offering is a carbon impact assessment.
     The London Organising Committee of the Olympic Games and Paralympic Games (LOCOG) reinforced its vision of ‘a Games for the Digital Age’ by announcing in March 2008 that BT had become the latest Tier One partner of the London 2012 Games. As the official communications services partner, we will be responsible for providing the communications services supporting the Games. As a Sustainability Partner, we will use our involvement with the Games as a platform to drive and showcase our sustainability agenda.

Group risk factors
In common with all businesses, BT is affected by a number of risk factors, not all of which are wholly within our control. Although many of the risk factors influencing our performance are macroeconomic and likely to affect the performance of businesses generally, others are particular to our operations.
     This section highlights some of those particular risks affecting our business but it is not intended to be an extensive analysis of all risk affecting our business. Some risks may be unknown to us and other risks, currently regarded as immaterial, could turn out to be material. All of them have the potential to impact our business, revenue, profits, assets, liquidity and capital resources adversely.
     We have a defined enterprise-wide risk management process for identifying, evaluating and managing the significant risks faced by the group. The key features of the risk management process are provided in the statement on Internal control and risk management on page 80. The group risk register captures the most significant risks facing the business over a three year strategic planning horizon. Each risk is assigned a senior management owner responsible for monitoring and evaluating the risk and the mitigation strategies. The group risk register has been reviewed by the Operating Committee before being reviewed and approved by the Board.
     The risk factors below are all identified on the group risk register and should be considered against the background of our risk management process. The risk factors discussed in this section are considered to be consistent with the principal risks and uncertainties facing the group. The risk factors should also be considered in connection with the statement on Internal control and risk management on page 80, the forward-looking statements in this document and the Cautionary statement regarding forward-looking statements on page 154.

Regulatory controls
Some of our activities are subject to significant price and other regulatory controls which may affect our market share, competitive position and future profitability.
     Most of our wholesale fixed-network activities in the UK are subject to significant regulatory controls. The controls regulate, among other things, the prices we may charge for many of our services and the extent to which we have to provide services to other communications providers. In recent years, the effect of these controls has been to cause us to reduce our prices. We cannot assure our shareholders that the regulatory authorities will not increase the severity of the price controls, nor extend the services to which controls apply (including any new services that we may offer in the future), nor extend the services which we have to provide to other communications providers. These controls may adversely affect our market share, the severity of competition and our future profitability.

BT Group plc Annual Report & Form 20-F	33

Report of the Directors Business review

In response to Ofcom’s strategic review of telecommunications, we proposed a number of legally binding Undertakings that were accepted by Ofcom and came into force in September 2005. In Ofcom’s annual report on the impact of the Telecoms Strategic Review, published in December 2007, Ofcom noted the real progress we had made to date in meeting the Undertakings, and described where we could take further action to benefit UK consumers. A number of challenging milestones in the Undertakings also remain to be delivered.
     In the case of a breach of the Undertakings, Ofcom has the right to seek an injunction through the courts. Third parties who suffer losses as a result of the breach may also take action against BT in the courts for damages. Pressure for the introduction of next generation access services could result in BT being forced to invest without being able to recover a fair return on the investment.
     Ofcom is conducting a review of the Openreach financial framework during the 2009 financial year. Whilst the review is, in our view, an opportunity to create regulatory certainty and financial stability, there is a risk that it may adversely affect our competitive position and future returns on our regulated copper asset base.
     Further details on the regulatory framework in which we operate can be found in Regulation and competition on pages 24 to 27.

Competition in UK fixed-network services
We face strong competition in UK fixed-network services.
     Ofcom considers that we have significant market power in various parts of the UK fixed telecommunications market. In these areas Ofcom can enforce obligations to meet reasonable requests to supply services to other communications providers, not to discriminate unduly, to notify price changes and in some cases it can also impose extra obligations such as price controls.
     Ofcom has promoted competition in the fixed-network area by measures including local loop unbundling, carrier pre-selection (making it easier for BT customers to route some or all of their calls over other communications providers’ networks) and wholesale access products.
     Reduction in our share of the fixed-network market may lead to a fall in our revenue and an adverse effect on profitability. Unlike other communications providers, we continue to be obliged by the current regulatory regime to serve customers in the UK, whether or not such provision of service is economic.
     There is also competition for voice and data traffic volumes between fixed-network operators and those operators offering VoIP and mobile services. The impact of all these factors may be to accelerate the diversion of our more profitable customers without being able to reduce our costs commensurately, which may cause adverse effects on our business, profitability, financial condition and prospects.

Technological advances
Our continued success depends on our ability to exploit new technology rapidly.
     We operate in an industry with a recent history of rapid technological changes and we expect this to continue – new technologies and products will emerge and existing technologies and products will develop further.
     We need to continually exploit next generation technologies in order to develop our existing and future services and products. However, we cannot predict the actual impact of these future technological changes on our business or our ability to provide competitive services. For example, there is evidence of substitution by customers using mobile phones for day-to-day voice calls in place of making such calls over the fixed network and of calls being routed over the internet in place of the traditional switched network. If these trends accelerate, our fixed-network assets may be used uneconomically and our investment in these assets may not be recovered through profits on fixed-network calls and line rentals.
     The complexity of the 21CN programme, and the risk that our major suppliers fail to meet their obligations may result in delays to the delivery of the expected benefits. Impairment write-downs may be incurred and margins may decline if fixed costs cannot be reduced in line with falling revenue.

Transformation strategy
Our strategy for transformation includes the targeting of significant growth in new business areas.
     This may result in changes to our products, services, markets and culture. If this transformation strategy is unsuccessful there is a risk that future revenue and profitability will decline. In particular, we have targeted significant growth in new business areas, such as networked IT services, broadband and mobility. In view of the likely level of competition and uncertainties regarding the level of economic activity, there can be no certainty that we will meet our growth targets in these areas, with a consequential impact on future revenue and profitability.

Major contracts
Our business may be adversely affected if we fail to perform on major customer contracts.
     We have entered into a number of complex and high value networked IT services contracts with customers. Our pricing, cost and profitability estimates for major contracts generally include anticipated long-term cost savings that we expect to achieve over the life of the contract.
     These estimates are based on our best judgement of the efficiencies we plan to deploy. Any increased costs, delays or failures to achieve the anticipated savings could make these contracts less profitable or loss making, thereby adversely impacting our profit margins.

34	BT Group plc Annual Report & Form 20-F

Report of the Directors	Business

In some cases, our products and services incorporate software or system requirements from other suppliers or service providers. Our ability to meet our commitments in a timely manner may depend on the ability of these suppliers and service providers to meet their obligations. Failure to manage and meet our commitments under these contracts may lead to a reduction in our future revenue, profitability and cash generation.

Networks and systems failures
Our business depends on our ability to transfer substantial volumes of data speedily and without interruption.
     Any significant failure or interruption of such data transfer as a result of factors outside our control could have a material adverse effect on the business and our results from operations, including the deployment of 21CN. We have a business continuity strategy in place, designed to deal with such catastrophic events including, for example, major terrorist action, industrial action, extreme computer virus attack, hurricane or flooding. A failure to deliver that strategy may lead to a reduction in our profitability and there can be no assurance that material adverse events will not occur.

Pensions
We have a funding obligation to a defined benefit pension scheme.
     Declining investment returns, longer life expectancy and regulatory changes may result in the cost of funding BT’s defined benefit pension scheme (BTPS) becoming a significant burden on our financial resources. As a result, of the triennial actuarial valuation of the BTPS at 31 December 2005, we agreed to make annual deficiency payments of £280 million over ten years. The first three instalments totalling £840 million were paid upfront by April 2007.
     The results of future scheme valuations and associated funding requirements will be impacted by the future performance of investment markets, interest and inflation rates and the general trend towards longer life expectancy, as well as regulatory changes, all of which are outside our control.

BT Group plc Annual Report & Form 20-F	35

Report of the Directors

The financial results for 2008, 2007 and 2006 reflect the continued growth in new wave services as we drive value from transforming the business.

Business review	Financial review	Corporate governance
Page 11	Page 37	Page 58

37	Summarised group income statement		49	Taxation

38	Introduction to the Financial review			49	Total tax contribution

38	Group results			49	Tax strategy

	38	Group revenue – new wave and traditional		50	Tax accounting

	38	Group revenue – customer segment	50	Financial risk and capital management

	39	Geographical information		50	Financial risk management

	39	Other operating income		52	Capital management

	39	Operating costs		52	Share buy back

	40	Operating profit		52	Capital resources

40	Line of business results			53	Off-balance sheet arrangements

	40	Business transformation	53	Balance sheet

	42	BT Global Services		53	Capital expenditure

	42	BT Retail		53	Acquisitions

	43	BT Wholesale		54	Return on capital employed

	44	Openreach		54	Pensions

45	Other group items		54	Critical accounting policies

	45	Specific items	55	Alternative performance measures

	46	Net finance expense		55	EBITDA

	47	Associates and joint ventures		55	Results before specific items

	47	Profit before taxation		55	Free cash flow

	47	Taxation		56	Net debt

	47	Earnings per share	Please see Cautionary statement regarding forward-looking statements on page 154.

	47	Dividends

	47	Financing

	49	Free cash flow

Report of the Directors	Financial

Report of the Directors
Financial review

The following table shows the summarised income statement and includes a reconciliation of the key financial performance measures before and after specific items and is discussed further in this Financial review.

Summarised group income statement

	2008		2007		2006
Year ended 31 March	£m		£m		£m
Revenue	20,704		20,223		19,514
Other operating income[a]	349		233		227
Operating costs[a]	(18,697)		(17,915)		(17,246)

Operating profit
Before specific items	2,895		2,713		2,633
Specific items	(539)		(172)		(138)
	2,356		2,541		2,495
Net finance expense
Before specific items	(378)		(233)		(472)
Specific items	–		139		–
	(378)		(94)		(472)
Share of post tax (losses) profits of associates and joint ventures[b]	(11)		15		16
Profit on disposal of associates and joint ventures – specific items	9		22		1

Profit before taxation
Before specific items	2,506		2,495		2,177
Specific items	(530)		(11)		(137)
	1,976		2,484		2,040
Taxation
Before specific items	(581)		(611)		(533)
Specific items	343		979		41
	(238)		368		(492)
Profit for the year
Before specific items	1,925		1,884		1,644
Specific items	(187)		968		(96)
	1,738		2,852		1,548

Basic earnings per share
Before specific items	23.9	p	22.7	p	19.5	p
Specific items	(2.4	p)	11.7	p	(1.1	p)
Total basic earnings per share	21.5	p	34.4	p	18.4	p

a Includes specific items.
b No specific items in any of the years presented.

BT Group plc Annual Report & Form 20-F	37

Report of the Directors Financial review

New wave and traditional revenue		2008 revenue by customer segment
(£m)		(%)
Major corporate
Business
Consumer
Wholesale/carrier

New wave

Traditional

Introduction to the Financial review
In the Financial review we discuss the results of the group and the customer-facing lines of business for 2008, 2007 and 2006. We explain the performance of the business using a variety of measures, some of which are not explicitly defined under IFRS, and are therefore termed ‘non-GAAP measures’. These measures are in addition to, and supplement, those prepared in accordance with IFRS. In particular, in this Financial review, we principally focus on our trading results before specific items, a non-GAAP measure. This is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of our results. The directors believe that presentation of the group’s trading results in this way is relevant to an understanding of the group’s performance as specific items are significant one-off or unusual in nature and have little predictive value. Specific items are therefore analysed and discussed separately in this Financial review. The other non-GAAP measures we use in this Financial review are EBITDA before specific items, BT Global Services EBITDA before specific items and leaver costs, together with the associated margin, earnings per share before specific items, free cash flow and net debt.
     Each of these measures is discussed in more detail at the end of this section on pages 55 to 56.
     In the Financial review, references we make to ‘2008’, ‘2007’, ‘2006’ and ’2009’ are to the financial years ended 31 March 2008, 2007, 2006 and 2009, respectively. References to ‘the year’ and ‘the current year’ are to the year ended 31 March 2008.

Group results
Group revenue – new wave and traditional
In 2008, group revenue increased by 2% to £20,704 million. This compares with growth of 4% in 2007 and 6% in 2006.
     We split our revenue between new wave and traditional services. New wave revenue principally comprises revenue from networked IT services, broadband and mobility. Traditional revenue mainly comprises revenue from fixed calls and lines, global carrier, circuits and transit. Reporting revenue this way is consistent with our strategy to pursue profitable growth in new wave markets whilst defending our traditional business.
     New wave revenue was £8,043 million in 2008 (2007: £7,374 million, 2006: £6,282 million). The rate of growth slowed to 9%, compared with 17% in 2007 and 38% in 2006, reflecting the growth in the absolute value of new wave revenue. New wave revenue now represents 39% of total revenue compared with 32% in 2006. The continued increase in new wave revenue reflects the success of our strategy to pursue profitable growth in new wave markets. Revenue from networked IT services, broadband and mobility all grew strongly. Revenue from networked IT services increased by 10% to £4,841 million (2007: £4,386 million, 2006: £4,065 million) and broadband revenue increased by 10% to £2,219 million (2007: £2,016 million, 2006: £1,459 million). Mobility revenue increased by 18% to £348 million in 2008 (2007: £294 million, 2006: £292 million).
     Traditional revenue was £12,661 million in 2008 (2007: £12,849 million, 2006: £13,232 million). The rate of decline slowed to 1%, compared with 3% in 2007 and 5% in 2006, reflecting our robust defence of the traditional business in a highly competitive market. The decline in traditional revenue includes the impact of a reduction in low margin transit and premium rate services volumes.
     Revenue from new acquisitions in the year was £245 million in 2008 (2007: £192 million, 2006: £82 million).
     Given the nature of our new wave activities and their relative immaturity, the profit margins we generate from these activities are currently lower than those from our mature traditional products and service offerings. The adverse impact on our overall profitability has been mitigated by overall growth in revenues and our cost efficiency programmes which have achieved savings of £625 million in 2008 (2007: £500 million, 2006: £400 million). Our expectation is that we will continue to pursue profitable growth in new wave markets, defend our traditional business and generate sustainable cost efficiencies.

Group revenue – customer segment

Customer segment	Source of revenue
Major corporate	BT Global Services’ major corporate customers
Business	BT Retail’s SME customers
Consumer	BT Retail’s consumer customers
Wholesale/carrier	Openreach’s external customers, BT Wholesale’s external customers and BT Global Services’ global carrier customers

We also analyse our revenue by customer segment. The table above indicates the source of revenue for each of the customer segments and how this relates to the different lines of business.

	2008	2007	[a]	2006	[a]
	£m	£m		£m
Revenue by customer segment
Major corporate	7,573	7,089		6,725
Business	2,590	2,456		2,430
Consumer	5,071	5,124		5,296
Wholesale/carrier	5,442	5,537		5,045
Other	28	17		18

Group total	20,704	20,223		19,514

a Restated for customer account transfers.

38	BT Group plc Annual Report & Form 20-F

Report of the Directors	Financial

2008 revenue growth by customer segment (%)

Major corporate
Business
Consumer
Wholesale/carrier

Major corporate
In 2008, revenue from our major corporate customers increased by 7% to £7,573 million (2007: £7,089 million, 2006: £6,725 million), compared with an increase of 5% in 2007. The increase in 2008 resulted from growth in both new wave revenue (10%) and traditional revenues (2%). New wave revenue represented 64% of all major corporate revenue in 2008, compared with 62% in 2007. Our BT Global Services line of business, which serves major corporate customers, achieved total contract wins of £8.0 billion in 2008 (2007: £9.3 billion, 2006: £8.9 billion).

Business
Revenue from our business customers increased by 5% to £2,590 million in 2008 (2007: £2,456 million, 2006: £2,430 million), compared with growth of 1% in 2007. The improvement is the result of strong growth in the networked IT services, broadband and mobility markets through new wave initiatives that offer our customers simple and complete solutions. The acquisition and integration of Basilica and Lynx Technology enhanced our capabilities in the unified communications field.

Consumer
Revenue from our consumer customers decreased by 1% to £5,071 million in 2008 (2007: £5,124 million, 2006: £5,296 million), compared with a decline of 3% in 2007. Revenue from new wave services increased by 21% to £1,041 million, driven primarily by growth in broadband. Residential broadband connections increased by 21% to 3.3 million at 31 March 2008. Traditional revenue declined by 6% in the year, reflecting the impact of broadband substitution and call package price reductions. At 31 March 2008 we had 15 million call package customers (2007: 16 million). The proportion of our consumer revenue under contract was 70% in 2008, compared to 68% in 2007 and 67% in 2006.
     The 12 month rolling average revenue per customer household (net of mobile termination charges) was £274 in 2008 (2007: £262, 2006: £251), an increase of 5% in the year, compared with 4% in 2007.

Wholesale and carrier
Revenue from our wholesale and carrier customers declined by 2% to £5,442 million in 2008 (2007: £5,537 million, 2006: £5,045 million), as a result of anticipated volume and price reductions on broadband and the reduction in low margin transit and premium rate services volumes, which were only partially offset by migrations to local loop unbundling (LLU) arrangements. In 2007, the growth in wholesale and carrier revenue was driven by increases in LLU and wholesale line rental (WLR) revenue.

In the UK, we had 12.7 million wholesale broadband DSL and LLU connections, including 4.3 million LLU lines, at 31 March 2008, an increase of 1.9 million connections in the year.

Geographical information
In 2008, approximately 83% of our revenue was generated by operations in the UK, compared with 85% in 2007 and 87% in 2006. Non UK revenue grew by 18% in 2008 compared with 14% in 2007. Our operating profits were principally derived from our UK operations with losses being incurred outside the UK in each of the last three years.

Other operating income
Other operating income before specific items was £359 million in 2008 (2007: £236 million, 2006: £227 million). The increase is largely due to growth in the third party business undertaken by our vehicle fleet operations, some upfront benefits from the transformation of our operational cost base through global sourcing and process improvement and income from the exploitation of our intellectual property.

Operating costs
Operating costs before specific items increased by 2% to £18,168 million (2007: £17,746 million, 2006: £17,108 million), in line with the same percentage increase in our group revenue. Our cost efficiency programmes achieved savings of £625 million in the year, enabling us to hold overall cost growth below inflation.
     As a percentage of revenue, operating costs before specific items were 88% in all three years. Net specific item operating costs were incurred, amounting to £529 million, £169 million and £138 million in 2008, 2007 and 2006, respectively. These specific costs are considered separately on page 45.

	2008	2007	2006
	£m	£m	£m

Staff costs (including leaver costs)	5,358	5,223	4,966
Own work capitalised	(724)	(718)	(674)
Net staff costs	4,634	4,505	4,292
Depreciation	2,410	2,536	2,634
Amortisation	479	384	250
Payments to telecommunications operators	4,237	4,162	4,045
Other operating costs	6,408	6,159	5,887

Operating costs before specific items	18,168	17,746	17,108
Specific items	529	169	138

Operating costs	18,697	17,915	17,246

BT Group plc Annual Report & Form 20-F	39

Report of the Directors Financial review

£625m efficiency savings in 2008

Net staff costs increased by 3% to £4,634 million (2007: £4,505 million, 2006: £4,292 million), driven by the impact of pay inflation, the cost of additional staff needed to support service improvements and additional headcount arising from acquisitions, partly offset by efficiency savings. In 2008, headcount increased by 5,700 to 111,900, compared with increases of 1,800 and 2,300 in 2007 and 2006, respectively. The increase in headcount in the current year was primarily driven by acquisitions and the focus on service improvements. Leaver costs were £127 million in 2008 compared with £147 million and £133 million in 2007 and 2006 respectively. Our pension expense for 2008 was £626 million (2007: £643 million, 2006: £603 million). The decrease in pension costs in the year reflects the impact of leavers from the group’s main defined benefit pension scheme, the BTPS. In 2007, the increase included the adverse impact of longer life expectancy assumptions.
     Depreciation decreased by 5% to £2,410 million (2007: £2,536 million, 2006: £2,634 million) largely as a result of some traditional legacy assets becoming fully depreciated and the useful lives of other assets being extended. The effect of this has been partially offset by higher depreciation on 21CN assets as they start to be brought into use. Amortisation has increased by 25% in the year to £479 million (2007: £384 million, 2006: £250 million) due primarily to the impact of new acquisitions. Payments to other telecommunications operators increased by 2% to £4,237 million, as a result of increased volumes, after increasing by 3% in 2007.
     Other operating costs before specific items increased by 4% in 2008 to £6,408 million (2007: £6,159 million, 2006: £5,887 million), compared with an increase of 5% in 2007. This reflects not only the cost of supporting new networked IT services contracts, but also increased levels of activity in the network and investment in service levels and the impact of recent acquisitions. Other operating costs include the maintenance and support of our networks, accommodation, sales and marketing costs, research and development and general overheads.

In 2008, we achieved cost efficiency savings of £625 million through financial discipline and our targeted cost efficiency programmes. This has enabled us to invest more than £300 million in further growth of our new wave activities and customer service improvements.

Operating profit
In 2008, operating profit before specific items was £2,895 million (2007: £2,713 million, 2006: £2,633 million), 7% higher than 2007, which in turn was 3% higher than 2006. The increase in the current year reflects the revenue growth of the business and the additional other operating income generated in the year.

Line of business results
In this section we discuss the operating results of the lines of business for 2008, 2007 and 2006. In addition to measuring financial performance of the lines of business based on the operating profit before specific items, we also measure the performance of the lines of business based upon the EBITDA before specific items. For further discussion of specific items and EBITDA see page 55. A reconciliation of EBITDA before specific items to group operating profit (loss) by line of business, and for the group, is provided in the table below.

Line of business results	Revenue					Operating profit (loss)[a]					Specific items

	2008	2007	[b]	2006	[b]	2008	2007	[b]	2006	[b]	2008	2007	[b]	2006	[b]
	£m	£m		£m		£m	£m		£m		£m	£m		£m
BT Global Services	7,889	7,312		7,013		117	70		85
BT Retail	8,477	8,346		8,447		1,050	912		814
BT Wholesale	4,959	5,386		5,194		502	592		609
Openreach	5,266	5,223		5,188		1,222	1,220		1,228
Other	28	17		17		(535)	(253)		(241)		539	172		138
Intra-group	(5,915)	(6,061)		(6,345)

Group totals	20,704	20,223		19,514		2,356	2,541		2,495		539	172		138

a A reconciliation from total operating profit to profit after tax (net income) is given on page 37.
b Restated to reflect the reorganisation of the group.

Business transformation
In April 2007, we announced a new structure that will deliver faster, more resilient and cost effective services to customers, wherever they are. Our new organisational structure is based around two new internal functional units: BT Design and BT Operate. With effect from 1 July 2007, BT Design has been responsible for the development and deployment of the platforms, systems and processes which support our services. BT Operate has been responsible for their operation.
     Around 20,000 employees have moved into these new units as a result of the reorganisation. In 2008, we incurred costs of £402 million in respect of these transformation activities, including manager leaver costs (approximately 3,400 employees), property exit costs and costs relating to the

40	BT Group plc Annual Report & Form 20-F

Report of the Directors	Financial

development of new processes and systems. These costs have been disclosed as a specific item in the 2008 financial statements. When we announced details of the reorganisation in April 2007 we estimated the transformation activities would result in restructuring costs of £450 million. We expect to incur the remainder of these costs in 2009 and generate a payback within two to three years.
     We have changed the presentation of our financial results to reflect the reorganisation. Our line of business results for 2007 and 2006 have been restated to ensure consistent presentation across all years under review. The reorganisation has not impacted the overall group results.
     The historical results of the lines of business have changed, reflecting changes to our intra-group trading arrangements and the allocation of costs between the lines of business. The main change to the intra-group trading arrangements is that a significant amount of intra-group trading has been eliminated. The exception to this is Openreach, as trading between Openreach and the other customer-facing lines of business has not been impacted by the group’s reorganisation.
     BT Operate and BT Design do not generate any revenue and operate on a cost recovery model. This allows the results of the customer-facing lines of business to reflect the end-to-end profitability of serving their customers. The depreciation and amortisation incurred by BT Operate in relation to the networks and systems it manages and operates on behalf of the rest of the business are allocated to the customer-facing lines of business based on their expected utilisation. The assets managed by BT Operate and the associated capital expenditure in the year are also allocated to the customer-facing lines of business in a manner consistent with the depreciation and amortisation. Accordingly, the segmental results do not necessarily reflect the operating results of the lines of business as if they were independent business operations.
     We do not consider either BT Design or BT Operate to be reportable segments in accordance with IFRS, and therefore the reportable segments remain the customer-facing lines of business.

Intra-group revenue generated from the sale of regulated products and services is based on the regulated price. Intra-group revenue generated from the sale of other products and services is agreed between the relevant lines of business.

	Internal cost recorded by

	BT Global	BT	BT
	Services	Retail	Wholesale	Openreach	Other	Total
	£m	£m	£m	£m	£m	£m
Internal revenue recorded by:
BT Global Services	–	–	–	–	–	–
BT Retail	169	–	94	3	17	283
BT Wholesale	19	–	–	1,233	–	1,252
Openreach	395	2,438	39	–	1,508	4,380

Total	583	2,438	133	1,236	1,525	5,915

The table above analyses the trading relationships between each of the lines of business for 2008. The majority of the internal trading relates to Openreach and arises on rentals, and any associated connection or migration charges, of the UK access lines and other network products to the customer-facing lines of business, both directly, and also indirectly through BT Operate which is included within Other in the table above. Internal revenue arising in BT Retail relates primarily to BT Ireland and Enterprises. Internal revenue arising in BT Wholesale relates to the sale of line cards and access electronic services to Openreach.

Operating profit (loss) before specific items						Depreciation and amortisation					EBITDA before specific items

2008	2007	[b]	2006	[b]	2008	2007	[b]	2006	[b]	2008	2007	[b]	2006	[b]
£m	£m		£m		£m	£m		£m		£m	£m		£m
117	70		85		744	665		615		861	735		700		BT Global Services
1,050	912		814		445	445		412		1,495	1,357		1,226		BT Retail
502	592		609		893	908		838		1,395	1,500		1,447		BT Wholesale
1,222	1,220		1,228		689	707		800		1,911	1,927		2,028		Openreach
4	(81)		(103)		118	195		219		122	114		116		Other
															Intra-group

2,895	2,713		2,633		2,889	2,920		2,884		5,784	5,633		5,517		Group totals

BT Group plc Annual Report & Form 20-F	41

Report of the Directors Financial review

BT Global Services revenue – UK and non UK
(£m)	11.2%

BT Global Services EBITDA[a] margin in 2008

Non UK

UK
[a] Before specific items and leaver costs

BT Global Services

	2008	2007	[a]	2006	[a]
	£m	£m		£m
Revenue	7,889	7,312		7,013
Gross profit	2,839	2,759		2,707
S,G&A costs	1,978	2,024		2,007
EBITDA	861	735		700
Operating profit	117	70		85

[a] Restated to reflect the reorganisation of the group.

In 2008, BT Global Services revenue increased by 8% to £7,889 million (2007: £7,312 million, 2006: £7,013 million), compared with growth of 4% in 2007. The acceleration in growth is due to strong performance outside of the UK where revenue grew by 21%. Through organic and inorganic growth, we are able to provide complementary services worldwide and benefit from additional scale within our emerging markets. Revenue from outside the UK has increased to 40% of BT Global Services total revenue (2007: 36%, 2006: 35%) through growth with our existing customers, winning new customers and acquisitions.
     Our strategy of getting closer and becoming more important to our customers by offering high value propositions and services that can directly improve their business performance has delivered good growth in revenue. Revenue from networked IT services contracts grew by 9% to £4,385 million in 2008. This compares with an increase of 8% to £4,025 million in 2007 (2006: £3,713 million). During the year, we won new networked IT services contracts worth £5.0 billion (2007: £5.2 billion, 2006: £5.4 billion). These networked IT services contracts represent over 60% of our total order value of £8.0 billion (2007: £9.3 billion, 2006: £9.0 billion).
     By focusing on enhancing the quality of our flagship global MPLS network service, revenue from MPLS has grown by 25% to £815 million in 2008 (2007: £651 million, 2006: £423 million), with on average over 3,100 customer sites installed per month. Our MPLS coverage and support in 172 countries further demonstrates our aim to be where our customers need us to be.
     Gross profit increased by 3% to £2,839 million in 2008 (2007: £2,759 million, 2006: £2,707 million), compared with an increase of 2% in 2007. This improvement was driven by the maturity of some of our large long-term contracts and an improving cost base, together with the impact of recent acquisitions. Gross profit is revenue less costs directly attributable to the provision of products and services reflected in revenue in the period. Selling, general and administrative costs (S,G&A) are those costs that are ancilliary to the business processes of providing products and services and are the general business operating costs.
S,G&A costs decreased by 2% to £1,978 million in 2008 (2007: £2,024 million, 2006: £2,007 million). Excluding leaver costs of £22 million (2007: £41 million, 2006: £38 million), S,G&A costs were £1,956 million (2007: £1,983 million, 2006: £1,969 million). This compares with an increase in S,G&A costs of 1% in 2007. The reduction in S,G&A has resulted from our transformational cost savings initiatives, including the formation of captive operational centres in low cost economies, global sourcing, network transformation and the de-layering of our management structures, partly offset by the impact of recent acquisitions. Overall S,G&A excluding leaver costs represented 25% of revenue in 2008 compared with 27% in 2007.
     The increase in gross profit together with lower SG&A costs, has resulted in an increase in EBITDA of 17% to £861 million (2007: £735 million, 2006: £700 million). Excluding leaver costs of £22 million (2007: £41 million, 2006: £38 million), EBITDA was £883 million in 2008 (2007: £776 million, 2006: £737 million), resulting in an EBITDA margin before specific items and leaver costs of 11.2% . This represents an increase of 0.6 percentage points compared with 2007, when the EBITDA margin before specific items and leaver costs was 10.6% (2006: 10.5%) . BT Global Services is targeting an EBITDA margin before specific items and leaver costs of 15% in the medium term. The EBITDA margin after leaver costs was 10.9% (2007: 10.1%, 2006: 10.0%) . The improvement in EBITDA was driven by the maturity of some of our long-term contracts and benefits from the transformation of our operational cost base through global sourcing and process improvements.
     Depreciation and amortisation was £744 million in 2008 (2007: £665 million, 2006: £615 million), an increase of 12% compared with 2007. This reflects the increased investment in our global infrastructure, customer related capital expenditure and expansion of our business through acquisitions. The increase in depreciation and amortisation in 2008 is consistent with prior years; in 2007 depreciation and amortisation increased by 8% to £665 million from £615 million in 2006.
     Growth in operating profit of 67% to £117 million is the result of strong organic growth, together with ongoing improvements in our operational cost base and strategic business acquisitions. This compares with a decline of 18% in 2007.

BT Retail

	2008	2007	[a]	2006	[a]
	£m	£m		£m
Revenue	8,477	8,346		8,447
Gross profit	3,116	2,940		2,843
S,G&A costs	1,621	1,583		1,617
EBITDA	1,495	1,357		1,226
Operating profit	1,050	912		814

a Restated to reflect the reorganisation of the group.

42	BT Group plc Annual Report & Form 20-F

Report of the Directors	Financial

BT Retail revenue – new wave and traditional
(£m)

New wave

Traditional

In 2008, BT Retail revenue was £8,477 million, compared with £8,346 million in 2007 and £8,447 million in 2006. This represents an increase of 2% in 2008, compared with a decline of 1% in 2007. The increase in revenue in 2008 was driven by growth in the broadband, networked IT services and other new wave markets, whilst our traditional defence was based on combining great customer service with competitive pricing.

		2008	2007	[a]	2006	[a]
		£m	£m		£m
	BT Retail revenue
	Traditional	6,388	6,611		7,095
	Networked IT services	508	394		382
	Broadband	1,084	886		715
	Mobility and other	497	455		255
	New wave	2,089	1,735		1,352

	Total	8,477	8,346		8,447

a	Restated to reflect the reorganisation of the group.

New wave revenue increased by 20% to £2,089 million in 2008 (2007: £1,735 million, 2006: £1,352 million) representing 25% of BT Retail revenue in 2008 (2007: 21%, 2006: 16%).
     New wave revenue growth has been primarily driven by broadband services which increased by 22% to £1,084 million in 2008, compared with an increase of 24% in 2007. Our broadband installed base increased by 742,000 taking us to 4.4 million customers and retaining our status as the UK’s most popular broadband supplier. These additions represented a 38% share of the total broadband DSL and LLU net additions in 2008. At 31 March 2008 our share of the installed base was 35% (2007: 34%, 2006: 33%). We offer our customers much more than just broadband access. At 31 March 2008, we had 214,000 customers on our next generation television service, BT Vision; 594,000 broadband digital vault customers and more than 2 million VoIP customers.
     Revenue from networked IT services increased by 29% to £508 million in 2008, compared with an increase of 3% in 2007. The accelerated rate of growth was driven by BT Business which continues to develop simple and complete solutions for the SME market. Our portfolio includes IP infrastructure – WAN/ LAN, IP telephony, data centre services, security, applications and outsourcing. The 2008 results include the acquisitions of Basilica and Lynx Technology.
     Mobility and other new wave revenues increased by 9% to £497 million in 2008 (2007: £455 million, 2006: £255 million), driven by dabs.com, and our Redcare business.
     Traditional revenue declined by 3% in 2008 to £6,388 million, compared with a decline of 7% in 2007. The slowing rate of decline reflects our robust defence of the traditional market through innovative pricing packages for all our customers in a highly competitive market.
Gross profit increased by 6% in 2008 to £3,116 million (2007: £2,940 million, 2006: £2,843 million), compared with an increase of 3% in 2007. Gross profit margin increased by 1.6 percentage points to 36.8% in 2008, showing steady growth across all three years under review (2007: 35.2%, 2006: 33.7%) .
     S,G&A costs were £1,621 million in 2008, compared with £1,583 million in 2007 and £1,617 million in 2006. The increase in S,G&A costs was driven by extra investment in product development, marketing and acquisitions, the impact of which has been partially offset by savings from a number of our cost efficiency programmes. These programmes continued to focus on improving sales channel effectiveness, reducing overheads and removal of inefficiences and duplication.
     The above factors resulted in EBITDA increasing by 10% to £1,495 million in 2008 (2007: £1,357 million, 2006: £1,226 million) and a 15% improvement in operating profit to £1,050 million in 2008 (2007: £912 million, 2006: £814 million).
     Future growth in our BT Retail line of business will come predominantly from the increased roll out of broadband, converged services, BT Vision and networked IT services to SME customers.

BT Wholesale

		2008	2007	[a]	2006	[a]
		£m	£m		£m
	Revenue	4,959	5,386		5,194
	Internal revenue	1,252	1,277		1,237
	External revenue	3,707	4,109		3,957
	Gross profit	1,650	1,796		1,754
	S,G&A costs	255	296		307
	EBITDA	1,395	1,500		1,447
	Operating profit	502	592		609

a	Restated to reflect the reorganisation of the group.

In 2008, BT Wholesale revenue declined by 8% to £4,959 million (2007: £5,386 million, 2006: £5,194 million). The fall in revenue in 2008 includes a decline in broadband revenue of £149 million, as well as a decrease in low margin transit and premium rate services revenue of £136 million. The increases in revenue in 2007 and 2006 primarily reflected growth in revenues from our broadband products and services.
     Revenue from our new wave products and services decreased by 19% to £921 million in 2008 (2007: £1,132 million, 2006: £971 million) due primarily to the decline in broadband as well as the loss of Short Haul Data Circuit revenues to Openreach. In 2008, revenue from broadband services decreased by 19% to £624 million (2007: £771 million, 2006: £618 million) primarily as a result of price reductions on our IPstream broadband service (£62 million reduction) and a continued trend of certain

BT Group plc Annual Report & Form 20-F	43

Report of the Directors Financial review

Number of installed external WLR and LLU lines at 31 March (000s)

LLU

WLR

communications providers switching to LLU provided by Openreach (£81 million reduction).
     Revenue from our traditional products decreased by 6% to £2,786 million in 2008, (2007: £2,977 million, 2006: £2,986 million). The reduction in revenue was largely due to the decline in transit and premium rate service volumes and traditional circuits. The reduction in transit revenue is due to communications providers building their own networks and bypassing our network. Our internal revenue fell 2% to £1,252 million in 2008 (2007: £1,277 million, 2006: £1,237 million) driven by reduced line card access electronic sales to Openreach.
     Although we continue to defend our traditional business and strengthen our position in supporting the mobile sector, our focus is increasingly on the provision of innovative managed network solutions. As our customers transform their businesses we are supporting them, and delivering our own growth, through the delivery of long-term managed solutions. These solutions enable our customers to avoid the capital and operational risk associated with upgrading to next generation networks and services.
     Gross profit decreased by 8% to £1,650 million in 2008 (2007: £1,796 million, 2006: £1,754 million) reflecting the impact on our business of market factors discussed above. We reduced the gross margin impact of our revenue declines through focused margin management initiatives. The impact of some of the downward trends on our revenue and profit margin has been offset by our continued focus on reducing costs. In 2008, S,G&A costs decreased 14% to £255 million (2007: £296 million, 2006: £307 million) compared with a decrease of 4% in 2007. The reduction in costs is the result of an ongoing drive for headcount and associated efficiencies as we continue our journey to having a world class cost base. Savings have been delivered through focused and specifically targeted projects, which have eliminated duplication and complexity in the business. We also continue to align our resources more effectively with the evolving needs of our customers.
     EBITDA was £1,395 million in 2008 (2007: £1,500 million, 2006: £1,447 million) a decrease of 7%. In 2008, 2007 and 2006 we maintained a flat EBITDA margin at 28%.
     Depreciation and amortisation decreased by 2% in 2008 to £893 million (2007: £908 million, 2006: £838 million). Operating profit decreased by 15% to £502 million in 2008, compared with a decrease of 3% to £592 million in 2007 (2006: £609 million).

Openreach

		2008	2007	[a]	2006	[a]
		£m	£m		£m
	Revenue	5,266	5,223		5,188
	Revenue from other BT lines of business	4,380	4,528		4,870
	External revenue	886	685		318
	EBITDA	1,911	1,927		2,028
	Operating profit	1,222	1,220		1,228

a	Restated to reflect the reorganisation of the group.

In 2008, revenue from Openreach increased by 1% to £5,266 million (2007: £5,223 million, 2006: £5,188 million), consistent with the 1% increase in 2007. The increase in both years is despite the regulatory price cuts on WLR and LLU made during 2006 and 2008. LLU now forms over 20% of our revenue, with WLR at 60%, reflecting the change in mix compared with 2006 when 10% of our revenue was from LLU and 70% was from WLR. This is the result of growth in the LLU market and unbundling activity taking place within the exchanges.
     External revenue was £886 million in 2008 an increase of 29% (2007: 115% increase), and reflects the strong growth of the broadband market and active competition among communications providers. The significant growth in 2007 was the result of the creation of Openreach and the regulatory price changes, leading to a significant increase in unbundling activity by communications providers. External revenue now forms 17% of our revenue compared with 13% in 2007 and 6% in 2006.
     At 31 March 2008, we had 4.3 million external LLU lines, a 2.4 million increase in the year. External WLR lines and channels have increased by 0.4 million to 4.7 million at 31 March 2008. We currently have over 450 active communications providers as our customers.
     Revenue from other BT lines of business decreased by 3% to £4,380 million in 2008 (2007: £4,528 million, 2006: £4,870 million) compared with a decline of 7% in 2007. These reductions reflect the shift of WLR volumes from other BT lines of businesses to external communications providers, and also the impact of various price cuts. This impact has been partially mitigated by the growth in the backhaul Ethernet portfolio.
     Operating costs increased by 2% in 2008, compared with an increase of 4% in 2007. This was despite significant investment in delivering the Undertakings, improving our service and inflationary pressures and reflects the success of our cost efficiency initiatives.
     Over the past few years, we have made significant investment in delivering the Undertakings and more recently in improving our service. On the Undertakings, we have delivered Equivalence of Inputs for WLR this year and LLU in the prior year as well as a number of other key milestones. On service, we have invested

44	BT Group plc Annual Report & Form 20-F

Report of the Directors	Financial

in people and in the health of our network, such as recruiting and training engineers and service centre personnel. Three quarters of our volume workforce have been multiskilled to help meet the demands that the market, or the weather, place on our business or network. This was particularly highlighted following the worst of the flooding that occurred in July 2007, when we reduced reactive workstacks to normal levels within two weeks. Overall benefits from these investments have led to lead times on provision and repair improving by at least 40% since the beginning of the year and the number of access fault volumes has decreased by 10%.
     Now that Openreach has established itself as a stand alone business we have increasingly focused on driving cost efficiencies in our business. In addition to the benefits from the improved service and lower faults, we have improved productivity and driven down overtime by effective resource planning. We have also managed the increase in activities that has resulted from trading on an equivalent basis and also the demands from the market by improving and automating our processes and off-shoring work where it is appropriate. Focus on non-pay costs, such as efficient use of our vehicle fleet, and value-added services have also contributed towards improving our cost base.
     EBITDA was £1,911 million in 2008 (2007: £1,927 million, 2006: £2,028 million), broadly flat compared with 2007. This compares with a year on year decrease of 5% in 2007. EBITDA margin was 36% in 2008 (2007: 37%, 2006: 39%).
     Depreciation and amortisation was £689 million in 2008, 3% lower than in 2007. This compares with a decrease of 13% in 2006. The reduction in the year is mainly due to a number of the access network assets reaching the end of their useful economic lives. The reduction in the prior year was mainly due to the extension to the asset life of copper and duct consistent with Ofcom’s review, partially offset by increased LLU depreciation.
     Operating profit was £1,222 million in 2008 (2007: £1,220 million, 2006: £1,228 million), which was broadly flat year on year compared with both 2007 and 2006.

Other group items
Specific items
Specific items for 2008, 2007 and 2006 are shown in the table below.

	2008	2007	2006
	£m	£m	£m
Operating costs
Restructuring costs	402	–	–
Property rationalisation costs	–	64	68
Write off of circuit inventory and other working capital balances	74	65	–
Creation of Openreach and delivery of the Undertakings	53	30	70
Costs associated with settlement of open tax years	–	10	–

	529	169	138
Other operating income
Net loss on sale of group undertakings	10	5	–
Profit on sale of non current asset investments	–	(2)	–

	10	3	–
Finance income
Interest on settlement of open tax years	–	(139)	–

Associates and joint ventures
Profit on sale of joint venture	–	–	(1)
Profit on sale of associate	(9)	(22)	–

Net specific items charge before tax	530	11	137

Tax credit on specific items above	(149)	(41)	(41)
Tax credit in respect of settlement of open tax years	(40)	(938)	–
Tax credit on re-measurement of deferred taxes	(154)	–	–

Net specific items charge (credit) after tax	187	(968)	96

BT Group plc Annual Report & Form 20-F	45

Report of the Directors Financial review

3.6 times
interest covera in 2008

a  Before specific items and net finance income associated with the group’s defined benefit pension scheme

In 2008, specific operating costs included £402 million (2007 and 2006: £nil) in respect of restructuring costs relating to our transformation activities in the year. The most significant element of the charge related to manager leaver costs, and also property exit and transformation programme costs. A charge of £74 million (2007: £65 million, 2006: £nil) was recognised as a result of the completion of a review of circuit inventory and other working capital balances which commenced in 2007. A charge of £53 million (2007: £30 million, 2006: £70 million) was recognised in relation to further estimated costs required to create Openreach and deliver the Undertakings agreed with Ofcom, particularly with regard to the introduction of equivalence of input systems, which are due to complete in 2010. In 2007 and 2006 we incurred property rationalisation costs of £64 million and £68 million, respectively.
     In both 2008 and 2007, we recognised losses on disposal of group undertakings, principally in relation to the disposal of our satellite broadcast business. In 2008, the net loss on disposal was £10 million (2007: £5 million, 2006: £nil). In 2008, we recognised a £9 million profit arising from the receipt of contingent consideration from the disposal of our interest in an associate, e-peopleserve. In 2007, we also disposed of 6% of our equity interest in our associate Tech Mahindra Limited, resulting in a profit on disposal of £22 million.
     In 2008, we agreed an outstanding tax matter relating to a business demerged in 2001, the impact of which was a tax credit of £40 million and this closes all open items in relation to the settlement reached last year. In 2007, we agreed the settlement of substantially all open UK tax matters relating to ten tax years up to and including 2004/05 with HM Revenue and Customs (HMRC). In 2007, the total impact of the settlement was a net credit of £1,067 million comprising a tax credit of £938 million representing those elements of the tax charges previously recognised which were in excess of the final agreed liability, interest income of £139 million and operating costs of £10 million, representing the costs associated with reaching this agreement. A tax credit of £154 million has also been recognised in 2008 for the re-measurement of deferred tax balances as a result of the change in the UK statutory corporation tax rate from 30% to 28%, effective in 2009.

Net finance expense

	2008	2007	2006
	£m	£m	£m
Interest on borrowings	822	728	916
Loss arising on derivatives not in a designated hedge relationship	41	4	8
Interest on pension scheme liabilities	2,028	1,872	1,816

Total finance expense	2,891	2,604	2,740

Income from listed investments	–	(7)	(44)
Other interest and similar income	(65)	(72)	(154)
Expected return on pension scheme assets	(2,448)	(2,292)	(2,070)

Total finance income	(2,513)	(2,371)	(2,268)

Analysed as:
Net finance expense before specific items and pensions	798	653	726
Interest associated with pensions	(420)	(420)	(254)

Net finance expense before specific items	378	233	472
Specific items	–	(139)	–

Net finance expense	378	94	472

In 2008, net finance expense before specific items was £378 million (2007: £233 million, 2006: £472 million). The net finance income associated with our defined benefit pension obligation of £420 million was at the same level as 2007, which in turn was £166 million higher than 2006 as a result of the increase in the value of the scheme assets over the period. The interest on pension scheme liabilities and expected return on pension scheme assets reflects the IAS 19 assumptions and valuation as at the start of the financial year.
     Interest on borrowings was £822 million in 2008 (2007: £728 million, 2006: £916 million). The increase in 2008 reflects higher net debt and higher interest rates on variable rate borrowings. The reduction in 2007 reflects the reduction in gross debt through the repayment of bonds on maturity, in particular the 2005 US dollar bond and 2006 Euro bond. Losses arising on derivatives not in a designated hedge relationship was £41 million in 2008 (2007: £4 million, 2006: £8 million). In 2008, losses on derivatives not in a designated hedge relationship included a charge of £26 million on a low cost borrowing transaction which was marginally earnings positive after tax in the year.
     Interest income arising from listed investments and other interest and similar income was £65 million in 2008 (2007: £79 million, 2006: £198 million). The reduction in interest income mainly reflects the lower level of investment holdings following their utilisation to fund bond maturities. In 2006, finance

46	BT Group plc Annual Report & Form 20-F

Report of the Directors	Financial

Earnings per share before specific items	Interim and final dividend
(pence)	(pence per share)

Final

Interim

income included a gain of £27 million on the early redemption of the group’s US dollar convertible 2008 bond.
     Interest cover before specific items and the net finance income associated with our defined benefit pension obligation, represented 3.6 times total operating profit before specific items in 2008, which compares with interest cover of 4.2 times in 2007 and 3.6 times in 2006. The reduction in cover was largely due to the increase in net finance expense before pensions and specific items primarily driven by the share buy back programme.

Associates and joint ventures
The results of associates and joint ventures before specific items are shown below:

	2008	2007	2006
	£m	£m	£m
Share of post tax (loss) profit of associates and joint ventures	(11)	15	16

Our share of the post tax (loss) profit from associates and joint ventures was a loss of £11 million in 2008 (2007: £15 million profit, 2006: £16 million profit). Our most significant associate is Tech Mahindra Limited, which contributed £10 million of post tax loss in 2008 (2007: £21 million profit, 2006: £13 million profit). The loss in 2008 reflects their investment in the expansion of their global capabilities during the year. In 2006, the joint venture LG Telecom in Korea also contributed a profit of £7 million.

Profit before taxation
Profit before taxation before specific items was £2,506 million in 2008, compared with £2,495 million in 2007 and £2,177 million in 2006. Profit before taxation before specific items was broadly flat year on year, with the increase in operating profit being largely offset by the increase in net finance expense.
     Profit before taxation was £1,976 million in 2008, compared with profits of £2,484 million in 2007 and £2,040 million in 2006.

Taxation
The net tax charge for 2008 was a net charge of £238 million and comprised a charge of £581 million on the profit before taxation and specific items, offset by a tax credit of £343 million on specific items. The tax charge on profit before taxation and specific items was at an effective rate of 23.2% (2007: 24.5%, 2006: 24.5%) .
     The net tax credit in 2007 was £368 million and comprised a charge of £611 million on profit before taxation and specific items, offset by a tax credit of £41 million on certain specific items and a further specific tax credit of £938 million arising on the settlement of substantially all open UK tax matters relating to ten tax years up to and including the 2004/05 year. The net tax charge for 2006 was £492 million and comprised a £533 million charge on the profit before taxation and specific items, offset by a tax credit of £41 million on certain specific items.

Earnings per share
In 2008, basic earnings per share was 21.5 pence (2007: 34.4 pence, 2006: 18.4 pence). The table below illustrates how specific items impact basic earnings per share.

	2008	2007	2006
	pence	pence	pence
Basic earnings per share before specific items	23.9	22.7	19.5
Specific items	(2.4)	11.7	(1.1)

Total basic earnings per share	21.5	34.4	18.4

Diluted earnings per share was not materially different from basic earnings per share in any year under review.

Dividends
The Board recommends a final dividend of 10.4 pence per share (2007: 10.0 pence per share, 2006: 7.6 pence per share) to shareholders, amounting to approximately £805 million (2007: £825 million; 2006: £631 million). This will be paid, subject to shareholder approval, on 15 September 2008 to shareholders on the register on 22 August 2008. When combined with the 2008 interim dividend of 5.4 pence per share, the total dividend proposed for 2008 is 15.8 pence per share, totalling £1,236 million (2007: £1,247 million; 2006: £993 million). This compares with 15.1 pence in 2007 and 11.9 pence in 2006, an increase of 5% and 27%, respectively.
     Dividends paid in 2008 were £1,241 million (2007: £1,053 million, 2006: £912 million) and have been presented as a deduction to shareholders’ equity.

Financing
In 2008, our cash inflow from operations was £5,187 million (2007: £5,245 million, 2006: £5,777 million), a reduction of 1% compared with 2007. Cash generated from operations includes pension deficiency payments of £320 million, with no further deficiency payment due until December 2009. In 2007, pension deficiency final payments were £520 million, whereas in 2006, no pension deficiency payments were made. In addition, in 2008 we made cash payments of £297 million (2007 and 2006: £nil) associated with our transformation activities.

BT Group plc Annual Report & Form 20-F	47

Report of the Directors Financial review

11% increase in free cash flow to £1,503 million

Summarised cash flow statement
	2008	2007	2006
	£m	£m	£m
Cash generated from operations	5,187	5,245	5,777
Net income taxes repaid (paid)	299	(35)	(390)

Net cash inflow from operating activities	5,486	5,210	5,387
Net purchase of property, plant, equipment and software	(3,253)	(3,209)	(2,874)
Net acquisition of subsidiaries, associates, joint ventures and group undertakings	(364)	(237)	(167)
Net (purchase) sale of current and non current asset investments	(160)	515	3,069
Dividends received from associates and joint ventures	2	6	1
Interest received	111	147	185

Net cash (used) received in investing activities	(3,664)	(2,778)	214
Net drawdown (repayment) of borrowings	2,061	(765)	(2,946)
Equity dividends paid	(1,236)	(1,057)	(907)
Net repurchase of shares	(1,413)	(279)	(339)
Interest paid	(842)	(797)	(1,086)

Net cash used in financing activities	(1,430)	(2,898)	(5,278)

Effect of exchange rates on cash and cash equivalents	25	(35)	–
Net increase (decrease) in cash and cash equivalents	417	(501)	323

(Increase) decrease in net debt resulting from cash flows	(1,510)	(219)	199

In 2008, we received a net tax refund of £299 million, which includes a refund of £521 million in relation to the settlement of open tax years up to and including 2004/05, which was agreed with HMRC in 2007, together with tax paid of £222 million. In 2007, we paid net tax of £35 million, which includes the initial cash receipt of £376 million in relation to the settlement with HMRC. In 2006, we paid tax of £390 million.
     Net cash outflow from investing activities was £3,664 million in 2008 (2007: £2,778 million outflow, 2006: £214 million inflow). In 2008, our net cash outflow for the purchase of property, plant and equipment was £3,253 million (2007: £3,209 million, 2006: £2,874 million). The increase in both 2008 and 2007 reflects our preparations for 21CN and the systems developments required by the Undertakings agreed with Ofcom. In 2008, we have continued to make targeted acquisitions to expand our global reach and enhance our capabilities in specific areas. Our net cash expenditure on acquiring new businesses was £364 million in 2008 (2007: £237 million, 2006: £167 million). Significant acquisitions made in the current year include Comsat International, Frontline Technologies Corporation Limited and i2i Enterprise Private Limited. In 2007, significant acquisitions included INS Inc and PlusNet, and in 2006, Radianz and Atlanet.
     In 2008, the net cash outflow from the net purchase of investments was £160 million, compared with an inflow of £515 million in 2007, and an inflow of £3,069 million in 2006. The cash outflow in 2008 mainly related to the increase in amounts held by liquidity funds. The net cash inflow in 2006 relates to the sale of investments, which was used to partly fund the repayment of maturing debt in that year.
     Interest received was £111 million in 2008, compared with £147 million in 2007 and £185 million in 2006. The interest receipts in 2008 and 2007 include £65 million and £74 million, respectively, from HMRC on the settlement discussed in the specific items section of this Financial review. Excluding these receipts, interest received was £27 million lower in 2008 which in turn was £112 million lower in 2007, reflecting the lower level of investments held as debt matured and was repaid.
     Net cash outflow from financing activities of £1,430 million in 2008 compares with £2,898 million in 2007 and £5,278 million in 2006. In 2008, we raised debt of £3,939 million mainly through our European Medium Term Note and US Shelf programmes which was partially offset by cash outflows on the repayment of maturing borrowings, lease liabilities and the net repayment of commercial paper amounting to £1,878 million. In 2007, the full and part maturity of notes and leases resulted in a cash outflow of £1,085 million mainly offset by the net issue of commercial paper of £309 million. Included in the 2006 net cash outflow is a repayment of £4,432 million for maturing debt. In addition, we raised new Sterling floating rate borrowing of £1,000 million and issued commercial paper raising net proceeds of £464 million in 2006.
     At 31 March 2008, net debt was £9,460 million, compared with £7,914 million at 31 March 2007 and £7,534 million at 31 March 2006. The components of net debt, which is a non-GAAP measure, together with a reconciliation to the most directly comparable IFRS measure, are detailed on page 109. The share buy back programme has resulted in a cash outflow of £1,498 million and this is reflected in the increase in net debt in 2008.
     Equity dividends paid in 2008 were £1,236 million, compared with £1,057 million and £907 million in 2007 and 2006, respectively. Interest paid in 2008 was £842 million, compared with £797 million and £1,086 million in 2007 and 2006, respectively. The increase in 2008 mainly reflects the impact of increased net debt and a one-off payment of £26 million on the

48	BT Group plc Annual Report & Form 20-F

Report of the Directors	Financial

over £3bn total tax contribution

close out of derivatives associated with a low cost borrowing transaction. The reduction in 2007 mainly reflects the impact of debt maturities discussed above.
     During 2008, the share buy back programme continued and we repurchased 540 million shares for cash consideration of £1,498 million. During 2007 and 2006 we repurchased 148 million and 166 million shares for cash consideration of £400 million and £348 million, respectively. We also issued 53 million shares out of treasury to satisfy obligations under employee share scheme exercises receiving consideration of £85 million (2007: £123 million, 2006: £9 million).

Free cash flow

	2008	2007	2006
	£m	£m	£m
Net cash inflow from operating activities	5,486	5,210	5,387
Net purchase of property, plant equipment and software	(3,253)	(3,209)	(2,874)
Net purchase of non current asset investments	(1)	(3)	(1)
Dividends from associates and joint ventures	2	6	1
Interest received	111	147	185
Interest paid	(842)	(797)	(1,086)

Free cash flow	1,503	1,354	1,612

The components of free cash flow, which is a non-GAAP measure and a key performance indicator, are presented in the table above and reconciled to net cash inflow from operating activities, the most directly comparable IFRS measure. For further discussion of the definition of free cash flow, see page 55.
     The increase in free cash flow in 2008 of £149 million is largely due to the income tax repayment from HMRC of £521 million (2007: £376 million), a reduction in income taxes paid of £189 million, lower pension deficiency payments of £320 million (2007: £520 million), together with an improvement in working capital movements. These improvements were partially offset by payments of £297 million associated with our transformation activities and higher cash payments in respect of capital expenditure and net interest paid. The reduction in free cash flow in 2007 compared with 2006 was mainly due to the pension deficiency payment of £520 million and an increase in net expenditure on property, plant, equipment and software of £335 million. These increases were offset by lower taxes paid following the initial cash receipt in relation to the settlement of £376 million from HMRC and lower net interest paid of £731 million.

Taxation
Total tax contribution
BT is a significant contributor to the UK Exchequer, collecting and paying taxes of over £3 billion in a typical year. In 2008 we collected and paid £1,261 million of VAT, £1,255 million of PAYE and National Insurance, £207 million of UK corporation tax (excluding the repayment in respect of years to 31 March 2005) and £319 million of UK business and UK network rates.

Tax strategy
Our strategy is to comply with relevant regulations whilst minimising the tax burden for BT and our customers. We seek to achieve this through engagement with our stakeholders including HMRC and other tax authorities, partners and customers. The BT Board regularly reviews the group’s tax strategy.
     The Board considers that it has a responsibility to minimise the tax burden for the group and its customers. In this respect the Board considers it is entirely proper that the group conducts an appropriate level of responsible tax planning in managing its tax affairs, being consistent with its obligations to protect the assets of the company for the benefit of our shareholders. This planning is carried out within Board defined parameters.
     We operate in over 170 countries and with this comes additional complexity in the taxation arena. However the majority of tax issues arise in the UK with a small number of issues arising in our overseas jurisdictions. In terms of the group’s UK corporation tax position, all years up to and including 2005 are fully agreed. For the 2006 year we consider that there are only two items to be resolved with HMRC. The UK corporation tax returns for 2007 were all filed prior to the statutory deadline of 31 March 2008.
     We have an open, honest and positive working relationship with HMRC. We are committed to prompt disclosure and transparency in all tax matters with HMRC. We recognise that there will be areas of differing legal interpretations between ourselves and tax authorities and where this occurs we will engage in proactive discussion to bring matters to as rapid a conclusion as possible.
     Our positive working relationship with HMRC was demonstrated in 2007 when we worked intensively with HMRC to accelerate the agreement of all open tax matters up to and including 2005. This project allowed us to build and develop our working relationship with HMRC.
     We have a policy to lobby the government directly on tax matters that are likely to impact us and in particular respond to consultation documents where the impact could be substantial. Recently we commented on the proposals around ‘Taxation of the foreign profits of companies’. We also lobby the government indirectly through the CBI, various working groups and committees and leading professional advisors.

BT Group plc Annual Report & Form 20-F	49

Report of the Directors Financial review

Tax accounting
At each financial year end an estimate of the tax charge is calculated for the group and the level of provisioning across the group is reviewed in detail. As it can take a number of years to obtain closure in respect of some items contained within the corporation tax returns it is necessary for us to reflect the risk that final tax settlements will be at amounts in excess of our submitted corporation tax computations. The level of provisioning involves a high degree of judgement.
     The level of cash tax payments in 2008 and 2007 has been materially affected by a repayment of overpaid tax in relation to prior years following the settlement in 2007 of all open UK tax matters for the ten years up to and including 2005. In 2008 we received a cash repayment of £521 million and in 2007 a cash repayment of £376 million.
     In each of the three years 2006, 2007 and 2008 the cash tax paid is lower than the income statement charges. This is partly due to the phasing of UK corporation tax instalments, the level of provisioning for risks, taxation of specific items, the impact of deferred tax and the impact of overseas losses or profits which are relieved or taxed at different tax rates from the UK.
     It is expected that the cash tax paid will increase in the short term, despite the reduction in the UK corporation tax rate from 30% to 28% from 1 April 2008, with one of the contributing factors being the change in the capital allowances rate for plant and machinery which fell from 25% to 20% with effect from the same date.
     The effective corporation tax rate on profits before specific items is expected to increase from 23.2%, the rate applicable to 2008. However, we believe that the future years’ tax effective rate will remain below the statutory rate of 28%.

Financial risk and capital management
Financial risk management
We issue or hold financial instruments mainly to finance our operations; to finance corporate transactions such as dividends, share buy backs and acquisitions; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from our operations and from our sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from our operations.
     We have a centralised treasury operation whose primary role is to manage liquidity, funding, investment and counterparty credit risk and the group’s market risk exposures, including risk from volatility in currency and interest rates. The centralised treasury operation is not a profit centre and the objective is to manage risk at optimum cost.
     The Board sets the policy for the group’s centralised treasury operation and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments and group-wide exposures under its management. The Board has delegated its authority to operate these policies to a series of panels that are responsible for the management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the Chairman, the Chief Executive or the Group Finance Director.
     The financial risk management of exposures arising from trading financial instruments, primarily trade receivables and trade payables, is through a series of policies and procedures set at a group and line of business level. Line of business management apply such policies and procedures and perform review processes to assess and manage financial risk exposures arising from trading financial instruments.

Foreign exchange risk management
A significant proportion of our current revenue is invoiced in Sterling, and a significant element of our operations and costs arise within the UK. Our overseas operations generally trade and are funded in their local currency which limits their exposure to foreign exchange volatility. Our foreign currency borrowings, which totalled £6.6 billion at 31 March 2008, are used to finance our operations and have been predominantly swapped into Sterling. Cross currency swaps and forward currency contracts have been entered into to reduce the foreign currency exposure on our operations and net assets. We also enter into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and Euro denominated. As a result of these policies, our exposure to foreign currency arises mainly on the residual currency exposure on our non UK investments in our subsidiaries and on any imbalances between the value of outgoing and incoming international calls.
     After hedging, our exposure to foreign exchange volatility in the income statement from a 10% strengthening in other currencies, based on the composition of assets and liabilities at the balance sheet date, with all other factors remaining constant would be insignificant in 2008 and 2007.

Interest rate risk management
We have interest bearing financial assets and financial liabilities which may expose us to either interest cash flow or fair value volatility. Our policy, as prescribed by the Board, is to ensure that at least 70% of net debt is at fixed rates.
     The majority of our long-term borrowings have been, and are, subject to Sterling fixed interest rates after applying the impact of hedging instruments. We have entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and period for which interest rates are fixed. We had outstanding interest rate swap agreements with notional principal amounts totalling £4.8 billion at 31 March 2008 compared with £5.1 billion at 31 March 2007.

50	BT Group plc Annual Report & Form 20-F

Report of the Directors	Financial

The long-term debt instruments which we issued in December 2000 and February 2001 both contained covenants providing that if the BT group credit rating were downgraded below A3 in the case of Moody’s or below A minus in the case of Standard & Poor’s (S&P), additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In July 2006, S&P downgraded BT’s credit rating to BBB+ and Moody’s currently apply a rating of Baa1 following a downgrade in May 2001. Based on the total amount of debt of £4.5 billion outstanding on these instruments at 31 March 2008, our annual finance expense would increase by approximately £22 million if our credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/BBB+. If our credit rating with each of Moody’s and S&P were to be upgraded by one credit rating category, our annual finance expense would be reduced by approximately £22 million.
     After the impact of hedging, our main exposure to interest rate volatility in the income statement arises from fair value movements on derivatives not in hedging relationships and our variable rate borrowings and investments which are largely influenced by Sterling interest rates. Interest rate movements on trade payables, trade receivables and other financial instruments do not present a material exposure to interest rate volatility. With all other factors remaining constant and based on the composition of net debt at 31 March 2008, a 100 basis point increase in Sterling interest rates would decrease our annual net finance expense by approximately £5 million (2007: £11 million increase).

Credit risk management
Our exposure to credit risk arises mainly from our trading related receivables and from financial assets transacted by the centralised treasury operation.
     For treasury related balances, the Board defined policy restricts the exposure to any one counterparty and financial instrument by setting credit limits based on the credit quality as defined by Moody’s and S&P’s and defining the types of financial instruments which may be transacted. The minimum credit ratings set are A-/A3 for long-term and A1/P1 for short-term investments with counterparties. The centralised treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the size and credit standing of the counterparty up to the maximum allowable limit set by the Board. Management review significant utilisations on a regular basis to determine adjustments required, if any. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, we may enter into a netting arrangement to reduce our exposure to credit risk. Currently, we make use of standard International Swaps and Derivative Association (ISDA) documentation. In addition, where possible we will seek a legal right of set off and have the ability and intention to settle net. We also seek collateral or other security where it is considered necessary. During 2008, the centralised treasury operation tightened the credit limits applied when investing with counterparties and continued to monitor their credit quality in response to market credit conditions.
     Our credit policy for trading related financial assets is applied and managed by each of the lines of business to ensure compliance. The policy requires that the creditworthiness and financial strength of customers is assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. We will also enhance credit protection when appropriate by applying processes which include netting and offsetting, considering the customer’s exposure to the group and requesting securities such as deposits, guarantees and letters of credit. In light of the adverse market credit conditions we have taken action to ensure the impact on trading related financial assets is minimised. The concentration of credit risk for trading balances of the group is provided in note 15 which analyses outstanding balances by line of business and reflects the nature of customers in each segment.

Liquidity risk management
We ensure our liquidity is maintained by entering into short, medium and long-term financial instruments to support operational and other funding requirements. On an annual basis the Board reviews and approves the maximum long-term funding of the group. Short and medium-term requirements are regularly reviewed and managed by the centralised treasury operation within the parameters set by the Board.
     Our liquidity and funding management process includes projecting cash flows and considering the level of liquid assets in relation thereto, monitoring balance sheet liquidity and maintaining a diverse range of funding sources and back-up facilities. Liquid assets surplus to immediate operating requirements of the group are generally invested and managed by the centralised treasury function. Operating finance requirements of group companies are met whenever possible from central resources. We manage liquidity risk by maintaining adequate committed borrowing facilities. Refinancing risk is managed by limiting the amount of borrowing that matures within any specific period.
     Despite adverse market credit conditions in 2008, we proactively raised long-term funds of £3.5 billion and short term funds of £0.4 billion. A proportion of these borrowings were raised using our European Medium Term Note programme and US Shelf registration. In addition, we utilised part of our commercial paper programme which is supported by a committed borrowing facility of up to £1.5 billion. The facility is available for the period to January 2013. We had additional undrawn committed borrowing facilities of £835 million of which £800 million was agreed in 2008 (with a further £100 million agreed after the balance sheet date), and is for a term of

BT Group plc Annual Report & Form 20-F	51

Report of the Directors Financial review

Components of capital at 31 March 2008 (%)
Parent shareholders' equity	£1.5 billion share buy back in 2008

Net debt

Undrawn committed facilities

364 days and has a one-year term out. The remaining £35 million was renewed in 2008. These funding related actions ensure we are in a strong position and able to fund the Board approved projected business requirements beyond 2009.

Price risk management
We have limited exposure to equity securities price risk on investments that we hold.

     Further information on financial instruments is mainly discussed in notes 5, 9, 10, 15, 16, 17 and 33 to the consolidated financial statements.

Capital management
The primary objective of our capital management policy is to seek to maintain a solid investment grade credit rating whilst continuing to invest for the future and, with an efficient balance sheet, further enhance the return to shareholders. In order to meet this objective, we may issue new shares, repurchase shares, adjust the amount of dividends paid to shareholders, or issue or repay debt. We manage the capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the group. The Board regularly reviews the capital structure. No changes were made to these objectives, policies and processes during 2007 and 2008.
     Our capital structure consists of net debt, committed facilities and similar arrangements and shareholders’ equity (excluding the cash flow reserve). The following analysis summarises the components which we manage as capital:

	2008	2007
	£m	£m
Total parent shareholders’ equity (excluding cash flow reserve)	5,252	4,215
Net debt (see note 10)	9,460	7,914
Undrawn committed facilities (see note 33)	2,335	3,535

	17,047	15,664

In May 2007, following the Board’s most recent review of the capital structure, we announced an increased share buy back programme of £2.5 billion over the period to 31 March 2009 which has and will result in substantially increased borrowings.
     Our general policy is to raise and invest funds centrally, using a variety of capital market issues, borrowing and investment facilities, to meet anticipated funding and investment requirements. This consists of a combination of short, medium and long-term financial instruments. Despite adverse market credit conditions, in 2008 we proactively raised long-term funds of £3.5 billion and short-term funds of £0.4 billion. A proportion of these borrowings were raised using our European Medium Term Note programme and US Shelf registration.
     At 31 March 2008 we had financial assets of £5.5 billion consisting of current and non current investments, trade and other receivables, and cash and cash equivalents. We continually review our credit exposures and have taken proactive steps to ensure that the impact of the current adverse market conditions on these financial assets is minimised. In particular, line of business management have been actively reviewing exposures arising from trading balances and in managing investments the centralised treasury operation has continued to monitor the credit quality of investments across treasury counterparties.
     At 31 March 2008, the group’s credit rating was BBB+/Baa1 with Standard and Poor’s and Moody’s, respectively (2007: BBB+/Baa1). We are not subject to any externally imposed capital requirements. The Board reviews the group’s dividend policy and funding requirements annually.

Share buy back
During 2008 we commenced a new £2.5 billion share buy back programme, which is expected to be completed by 31 March 2009. At 31 March 2008, we had purchased 540 million shares for cash consideration of £1,498 million. During 2007 and 2006 we repurchased 148 million and 166 million shares for cash consideration of £400 million and £348 million, respectively.

Capital resources
During the period under review we have increased the level of net debt to £9.5 billion at 31 March 2008 compared with £7.9 billion at 31 March 2007 and £7.5 billion at 31 March 2006 (based on our definition of net debt as set out in note 10). The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and therefore we continue to adopt the going concern basis in preparing the financial statements. There has been no significant change in the financial or trading position of the group since 31 March 2008.
     The following table sets out our contractual obligations and commitments as they fall due for payment, as at 31 March 2008.

52	BT Group plc Annual Report & Form 20-F

Report of the Directors	Financial

Movement in capital expenditure by asset category (£m)

	Payments due by period

		Less			More
		than 1	1-3	3-5	than 5
Contractual obligations	Total	year	years	years	years
and commitments	£m	£m	£m	£m	£m
Loans and other borrowings[a]	11,019	1,505	2,599	1,527	5,388
Finance lease obligations	320	19	42	21	238
Operating lease obligations	8,742	469	885	796	6,592
Pension deficiency obligations	1,960	–	840	840	280
Capital commitments	740	586	119	20	15

Total	22,781	2,579	4,485	3,204	12,513

a Excludes fair value adjustments for hedged risks.

At 31 March 2008, we had cash, cash equivalents and current asset investments of £1,875 million. At that date, £1,260 million of debt principal (at hedged rates) fell due for repayment in 2009. We had unused short-term bank facilities, amounting to £2,335 million at 31 March 2008. These resources will allow us to settle our obligations as they fall due.

Off-balance sheet arrangements
As disclosed in the financial statements, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources, with the exception of the following:
     Operating leases (note 27)
    Capital commitments and guarantees (note 27)

Balance sheet
Net assets at 31 March 2008 were £5,432 million compared with £4,272 million at 31 March 2007, with the increase of £1,160 million mainly due to the profit for the year of £1,737 million, actuarial gains of £2,621 million, gains on cash flow hedges of £446 million, offset by dividends of £1,241 million, the net purchase of treasury shares of £1,529 million and tax charges on items taken to equity of £877 million.
     BT’s non current assets totalled £22,829 million at 31 March 2008, of which £15,307 million were property, plant and equipment, principally forming the UK fixed network. At 31 March 2007, non current assets were £18,340 million and property, plant and equipment were £14,997 million.
     We believe it is appropriate to show the sub-total ‘Total assets less current liabilities’ of £19,648 million at 31 March 2008 (2007: £14,538 million) in the group balance sheet because it provides useful financial information being an indication of the level of capital employed at the balance sheet date, namely total equity and non current liabilities.
     BT Group plc, the parent company, whose financial statements are prepared in accordance with UK GAAP, had profit and loss reserves (net of the treasury reserve) of £10,513 million at 31 March 2008, compared with £9,713 million at 31 March 2007.

Capital expenditure
Capital expenditure is a measure of our expenditure on property, plant and equipment and software. It excludes the movement on capital accruals and any assets acquired through new acquisitions in a year. Capital expenditure totalled £3,339 million in 2008 compared with £3,247 million and £3,142 million in 2007 and 2006, respectively. The increased expenditure in 2008 related to investment in the creation of re-useable capabilities for major contracts and up front capital expenditure associated with contract wins at the end of the year. 21CN expenditure was higher than 2007 and included equipment deployment, customer site readiness as well as customer migration. 21CN expenditure is mainly reflected in other network equipment. The additional expenditure on 21CN has been partially offset by reduced spend on legacy equipment, including transmission and exchange equipment. Capital expenditure is expected to reduce to around £3.1 billion in 2009.
     Of the capital expenditure, £316 million arose outside of the UK in 2008, compared with £296 million in 2007.
     Contracts placed for ongoing capital expenditure totalled £740 million at 31 March 2008. 21CN is being developed using stringent capital return criteria and a rigorous approach to any investment in the narrowband network. 21CN aims to deliver long-term, structural cost reduction, as we progressively migrate onto a simpler, lower cost network architecture. We expect that future capital expenditure will be funded from net cash inflows from operating activities, and, if required, by external financing.

Acquisitions
The total consideration for acquisitions in 2008, was £480 million. Goodwill arising on acquisitions made in 2008 was £320 million.
     The acquisition of Comsat completed in June 2007 for a total consideration of £130 million. Net of deferred consideration and cash acquired, the net cash outflow was £122 million. The provisional fair value of Comsat’s net assets at the date of acquisition was £57 million, giving rise to goodwill of £73 million. Other acquisitions made by BT Global Services, for a total consideration of £279 million, include Frontline, Technologies Corporation Limited (Frontline), i2i Enterprise Private Limited (i2i) and Net 2S S.A (Net 2S). Net of deferred consideration and cash acquired, the net cash outflow in respect of these acquisitions was £191 million. The provisional fair value of the companies’ net assets at the various dates of acquisition was £79 million, resulting in goodwill of £200 million.
     Acquisitions made by BT Retail, for a total consideration of £71 million, include Lynx Technology, Basilica and Brightview. Net of deferred consideration and cash acquired, the net cash outflow was £60 million. The provisional fair value of the

BT Group plc Annual Report & Form 20-F	53

Report of the Directors Financial review

BTPS IAS19 pension valuation
(£bn)

companies’ net assets at the various dates of acquisition was £24 million, giving rise to goodwill of £47 million.
     In 2007 the total consideration for acquisitions made was £343 million. The acquisition of INS completed in February 2007, for a total consideration of £133 million. Net of deferred consideration and cash acquired, the net cash outflow was £129 million. The fair value of INS’s net assets at the date of acquisition was £36 million, giving rise to goodwill of £97 million. Other acquisitions made by BT Global Services in 2007, for a total consideration of £103 million, included Counterpane LLC and I3IT Limited. Goodwill of £72 million was recognised in respect of these acquisitions.
     Acquisitions made by BT Retail in 2007, for a total consideration of £107 million, include PlusNet and dabs.com. Goodwill of £54 million was recognised in respect of these acquisitions.
     Consideration for acquisitions made in 2006 was £277 million mainly due to the acquisitions of Radianz and Atlanet.

Return on capital employed
The return before specific items on the average capital employed was 17.7% for 2008. In 2007 and 2006 we made a return before specific items of 17.6% and 18.1%, respectively.

Pensions
The total pension operating charge for 2008 was £626 million, compared with £643 million in 2007 and £603 million in 2006. This includes £561 million in respect of the BTPS, our main defined benefit pension scheme (2007: £594 million, 2006: £552 million). The reduction in the pension charge in 2008 reflects the impact of leavers from the BTPS. In 2007, the increase reflected the effect of increased life expectancy assumptions and pay inflation.
     Detailed pensions disclosures are provided in note 29 to the consolidated financial statements. At 31 March 2008, the overall net IAS 19 asset was £2.0 billion, net of tax, being a £2.3 billion improvement from a deficit of £0.3 billion at 31 March 2007. The improvement principally reflects the increase in AA bond rates used to discount the future liabilities from 5.35% at 31 March 2007 to 6.85% at 31 March 2008. The value of scheme assets held by the BTPS at 31 March 2008 was £37.3 billion. During the year the proportion of funds invested in equities has reduced from 55% to 45%, with additional short-term de-risking activities reducing the short-term economic exposure to 39%.
     The number of retired members and other current beneficiaries in the BTPS pension fund has been increasing in recent years. Consequently, our future pension costs and contributions will depend on the investment returns of the pension fund and life expectancy of members and could fluctuate in the medium-term.
The BTPS was closed to new entrants on 31 March 2001 and we launched a new defined contribution pension scheme for people joining BT after that date which provides benefits based on the employees’ and the employing company’s contributions.
     The most recently completed triennial actuarial valuation of the BTPS, performed by the BTPS independent actuary for the trustees of the scheme, was carried out as at 31 December 2005. This valuation showed the fund to be in deficit to an amount of £3.4 billion. Assets of the fund of £34.4 billion at that date covered 90.9% of the fund’s liabilities. The previous valuation was carried out as at 31 December 2002 which showed the fund was in deficit by £2.1 billion. The funding valuation uses conservative assumptions whereas, had the valuation been based on the actuary’s view of the median estimate basis, the funding valuation would have shown a surplus. The market value of the equity investments had increased and the investment income and contributions received by the scheme exceeded the benefits paid in the three years ended 31 December 2005. However, longer life expectancy assumptions and a lower discount rate used to calculate the present value of the liabilities, meant the deficit had not improved by the same amount.
     As a result of the triennial valuation we agreed to increase the contribution rate to 19.5% of pensionable pay, of which 6% is payable by employees, from 1 January 2007. In addition, we agreed to make deficiency payments equivalent to £280 million per annum for ten years. The first three instalments were paid upfront with £520 million paid in 2007 and a further £320 million paid in 2008. The next deficiency payment is due in December 2009. This compares with the previous contribution rate of 18.2%, of which 6% was payable by employees, and annual deficiency payments of £232 million that were agreed as a result of the 2002 funding valuation. The next triennial valuation will be carried out as at 31 December 2008.

Critical accounting policies
Our principal accounting policies are set out on pages 88 to 95 of the consolidated financial statements and conform with IFRS. These policies, and applicable estimation techniques, have been reviewed by the directors who have confirmed them to be appropriate for the preparation of the 2008 financial statements.
     We, in common with virtually all other companies, need to use estimates in the preparation of our financial statements. The most sensitive estimates affecting our financial statements are in the areas of assessing the level of interconnect income with and payments to other telecommunications operators; providing for doubtful debts; establishing asset lives of property, plant and equipment for depreciation purposes; assessing the stage of completion and likely outcome under long-term contracts; making appropriate long-term assumptions in calculating pension liabilities and costs; making appropriate medium-term

54	BT Group plc Annual Report & Form 20-F

Report of the Directors	Financial

assumptions on asset impairment reviews; calculating current and deferred tax liabilities; and determining the fair values of certain financial instruments. Details of critical accounting estimates and key judgements are provided in the accounting policies on pages 93 to 94.

Alternative performance measures
We assess the performance of the group using a variety of measures, some of which are not explicitly defined under IFRS, and are therefore termed ‘non-GAAP measures’. These measures are in addition to, and supplement, those prepared in accordance with IFRS. The alternative performance measures we use include earnings before interest, tax, depreciation and amortisation (EBITDA); EBITDA before specific items; BT Global Services EBITDA before specific items and leaver costs, together with the associated margin; earnings per share before specific items; operating profit before specific items; free cash flow; and net debt. Free cash flow and earnings per share before specific items are also the group’s key financial performance indicators.
     Why we use each of these alternative performance measures is explained below. Reconciliations to the nearest measure prepared in accordance with IFRS are included within the body of the Financial review and in the financial statements. The alternative performance measures we use may not be directly comparable to similarly titled measures used by other companies.

EBITDA
In addition to measuring financial performance of the lines of business based on operating profit before specific items, we also measure performance based on EBITDA before specific items. EBITDA is defined as the group profit or loss before depreciation, amortisation, finance expense and taxation. Since this is a non-GAAP measure, it may not be directly comparable to the EBITDA of other companies, as they may define it differently. EBITDA is a common measure used by investors and analysts to evaluate the operating financial performance of companies, particularly in the telecommunications sector.
     We consider EBITDA before specific items to be a useful measure of our operating performance because it reflects the underlying operating cash costs, by eliminating depreciation and amortisation, and excludes significant one off or unusual items which have little predictive value. EBITDA is not a direct measure of our liquidity, which is shown by our cash flow statement, and it needs to be considered in the context of our financial commitments.
     A reconciliation of EBITDA before specific items to operating profit (loss), the most directly comparable IFRS measure, by line of business and for the group is provided on pages 40 to 41. We also discuss EBITDA before specific items and leaver costs, together with the associated margin, for BT Global Services. This is in the context of their target of an EBITDA margin before specific items and leaver costs of 15% in the medium term. BT Global Services operating profit margin, the most directly comparable IFRS measure, was 2% in 2008 compared with 1% in both 2007 and 2006.

Results before specific items
In our income statement and segmental analysis we separately identify specific items and present our results both before and after these items. This is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are significant one-off or unusual in nature and have little predictive value. Items that we consider to be significant one-off or unusual in nature include disposals of businesses and investments, business restructuring costs, asset impairment charges and property rationalisation programmes. An analysis of specific items recorded in all years presented is included on page 45. A reconciliation of operating profit to operating profit before specific items and EBITDA before specific items, both for the group and each line of business, is included on pages 40 and 41.

Free cash flow
Free cash flow is one of our key performance indicators with which our performance against our strategy is measured. Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid) and less the acquisition or disposal of group undertakings and less the net sale of short term investments. Free cash flow is primarily a liquidity measure, however we also believe it is an important indicator of our overall operational performance as it reflects the cash we generate from operations after capital expenditure and financing costs, both of which are significant ongoing cash outflows associated with investing in our infrastructure and financing our operations. In addition, free cash flow excludes cash flows that are determined at a corporate level independently of ongoing trading operations such as dividends, share buy backs, acquisitions and disposals and repayment of debt. Our use of the term free cash flow does not mean that this is a measure of the funds that are available for distribution to shareholders. A reconciliation of free cash flow to net cash inflow from operating activities, the most directly comparable IFRS measure, is included on page 49.

BT Group plc Annual Report & Form 20-F	55

Report of the Directors Financial review

Net debt
Net debt consists of loans and other borrowings (both current and non current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged.
     This definition of net debt measures balances at the expected value of future undiscounted cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the effective interest method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements.
We consider net debt to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non current), current asset investments and cash and cash equivalents. A reconciliation of net debt to this measure is included on page 109. We believe it is both useful and necessary to disclose net debt as it is a key measure against which our performance against our strategy is measured. We believe it is a measure of our net indebtedness that provides an indicator of our overall balance sheet strength. It is also a single measure that can be used to assess both our cash position and our indebtedness. There are material limitations in the use of alternative performance measures and our use of the term net debt does not necessarily mean that the cash included in the net debt calculation is available to settle the liabilities included in this measure.

56	BT Group plc Annual Report & Form 20-F

Corporate governance

We are committed to operating in accordance with best practice in business integrity, maintaining the highest standards of financial reporting, corporate governance and ethics. The directors consider that BT has, throughout the year, complied with the provisions set out in Section 1 of the 2006 Combined Code on Corporate Governance (the Code) and has applied the principles of the Code as described in this report.

Business review	Financial review	Corporate governance
Page 11	Page 37	Page 58

58	Board of Directors and Operating Committee		79	Business policies

	58	Board of Directors		79	Responsible business

	58	Executive directors		79	Political donations

	59	Non-executive directors		79	Pension funds

	60	Operating Committee		79	Payment of suppliers

60	Board composition and role			79	Financial statements

	61	BT’s non-executive directors		79	Takeover Directive disclosure

	61	Main Board committees		80	Financial instruments

	61	New York Stock Exchange		80	Internal control and risk management

62	Report of the Audit Committee			81	US Sarbanes-Oxley Act of 2002

	62	Introduction		81	Disclosure controls and procedures

	62	Committee role		81	Internal control over financial reporting

	62	Committee activities	81	Shareholders and Annual General Meeting

63	Report of the Nominating Committee			81	Relations with shareholders

	63	Introduction		81	Substantial shareholdings

	63	Committee role and activities		81	AGM resolutions

	63	Chief Executive succession		82	Authority to purchase shares

	63	Board evaluation

64	Report on directors’ remuneration

	64	Remuneration policy (not audited)

	71	Remuneration review (audited)

78	Directors’ information

	78	Election and re-election

	78	Meetings attendance

	78	Service agreements

	78	Training and information

	78	Independent advice

	78	Directors’ and officers’ liability insurance and indemnity

	78	Interest of management in certain transactions

Report of the Directors
Corporate governance

Sir Michael Rake	Ben Verwaayen	François Barrault	Hanif Lalani	Ian Livingston
Chairman	Executive directors

Board of Directors and Operating Committee

Board of Directors
Sir Michael Rake
Chairmanc,d,e,f
Sir Michael was appointed to the Board as Chairman on 26 September 2007. He chairs the Nominating Committee and the Committee for Responsible and Sustainable Business and is a member of the Remuneration Committee and the Pension Scheme Performance Review Group. He was formerly chairman of KPMG International from 2002 to 2007, and previously held other roles in KPMG from 1972.
     He is chairman of the UK Commission for Employment and Skills, and a director of Barclays, McGraw Hill and the Financial Reporting Council. Sir Michael’s appointments include vice-president of the RNIB, member of the board of the TransAtlantic Business Dialogue, member of the CBI International Advisory Board, the Chartered Management Institute and BERR’s US/UK Regulatory Taskforce.
     A Chartered Accountant, he was knighted in 2007 for his services to the accountancy profession. Aged 60.

Executive directors
Ben Verwaayen
Chief Executivea (steps down as Chief Executive on 31 May and as a director on 30 June 2008)
Ben Verwaayen was appointed to the Board on 14 January 2002 and became Chief Executive on 1 February 2002. He chairs the Operating Committee.
     Ben was formerly vice-chairman of the management board of Lucent Technologies in the US from October 1999. He joined Lucent in September 1997 as executive vice-president international and became chief operating officer the following month. Prior to joining Lucent, Ben worked for KPN in the Netherlands for nine years as president and managing director of its telecoms subsidiary, PTT Telecom. From 1975 to 1988, he worked for ITT in Europe. In 2006, he was created an Officer of the Order of Orange-Nassau and appointed a Chevalier de la Légion d’Honneur. He was appointed an honorary KBE in 2007 in recognition of his services to the communications industry. He is a non-executive director of UPS (a US corporation). A Dutch national, he is aged 56.

François Barrault
Chief Executive, BT Global Servicesa
François Barrault was appointed to the Board and became Chief Executive, BT Global Services on 24 April 2007. He joined BT in April 2004 as President BT International, BT Global Services. François was formerly president, Lucent Technologies and previously held other roles within Lucent including president and CEO Mobility International, and president and CEO Europe, Middle East and Africa (EMEA). Before this, François worked for Ascend Communications where he held the position of senior vice-president, EMEA and International until its acquisition by Lucent. He previously held executive positions with IBM, Computervision/Prime and Stratus. He is a non-executive director of eServGlobal (an Australian corporation). A French national, he is aged 47.

Hanif Lalani OBE
Group Finance Directora,f
Hanif Lalani was appointed to the Board on 7 February 2005 as Group Finance Director. He was formerly Chief Financial Officer for BT Wholesale. Since joining BT in 1983, he has held a number of positions, including Chief Executive of BT Northern Ireland and Managing Director BT Regions. Hanif was also chairman of OCEAN Communications (BT’s subsidiary in the Republic of Ireland). He was awarded the OBE in 2003 for services to business in Northern Ireland. He is a Chartered Management Accountant. Aged 46.

Ian Livingston
Chief Executive, BT Retaila (becomes Chief Executive, BT Group on 1 June 2008)
Ian Livingston was appointed as Chief Executive of BT Retail on 7 February 2005. He was formerly Group Finance Director from April 2002. Prior to joining BT, he was group finance director of Dixons Group from 1997. He joined Dixons in 1991 after working for 3i Group and Bank of America International. His experience at Dixons spanned a number of operational and financial roles, both in the UK and overseas. Ian was also a non-executive director of Ladbrokes (formerly Hilton Group) and a director of Freeserve from its inception. He is a non-executive director of Celtic. He is a Chartered Accountant. Aged 43.

58	BT Group plc Annual Report & Form 20-F

Report of the Directors	Governance

Maarten van den Bergh	Matti Alahuhta	Clay Brendish	Eric Daniels	Patricia Hewitt	Phil Hodkinson	Deborah Lathen	Carl Symon
Non-executive directors

Non-executive directors
Maarten van den Bergh
Deputy Chairmanb,c,d,f
Maarten van den Bergh was appointed to the Board on 1 September 2000. He was appointed Deputy Chairman on 1 October 2006. He chairs the Remuneration Committee and the Pension Scheme Performance Review Group. He is the senior independent director. He is chairman of Akzo Nobel Supervisory Board and a non-executive director of British Airways and Royal Dutch Shell, and former chairman of Lloyds TSB Group.
     Prior to his retirement in July 2000, Maarten was president of the Royal Dutch Petroleum Company and vice-chairman of its committee of managing directors from July 1998, having been appointed a managing director of the Royal Dutch Shell Group of companies in July 1992. A Dutch national, he is aged 66.

Matti Alahuhtac
Matti Alahuhta was appointed to the Board on 1 February 2006. He has been president of Kone Corporation since 2005, president and CEO since 2006 and a director since 2003. He was formerly at Nokia Corporation for more than 20 years, where his most recent roles were executive vice-president and chief strategy officer, president mobile phones and president telecommunications.
     Matti is foundation board chairman of the International Institute for Management Development (IMD), a non-executive director of UPM-Kymmene Corporation, a member of the Board of Helsinki University of Technology and chairman of the Centennial Foundation of the Finland Technology Industries. A Finnish national, he is aged 55.

Clayton Brendishb,d,e
Clay Brendish was appointed to the Board on 1 September 2002. He is non-executive chairman of Anite, Close Beacon Investment Fund and Echo Research and a non-executive director of Herald Investment Trust. He is also a trustee of Economist Newspapers and the Foundation for Liver Research. Prior to his retirement in May 2001, Clay was executive deputy chairman of CMG having joined the board when it acquired Admiral. Clay was co-founder and executive chairman of Admiral, incorporated in 1979. He also acted as an adviser to the Government on the efficiency of the Civil Service. Aged 61.

J Eric Danielsc,d
Eric Daniels was appointed to the Board on 1 April 2008. He has been group chief executive of Lloyds TSB Group since 2003 and a director since 2001, and was formerly group executive director, UK retail banking. He worked for Citibank from 1975 to 2000 becoming chief operating officer of Citibank’s consumer bank, then chairman and CEO of Travelers Life and Annuity following its merger with Citibank. After that, Eric was chairman and chief executive of Zona Financiera from 2000 to 2001 before joining Lloyds TSB Group. A US National, he is aged 56.

Rt Hon Patricia Hewitt MPb,f
Patricia Hewitt was appointed to the Board on 24 March 2008. Labour MP for Leicester West, she was Secretary of State for Health from 2005 to 2007 and previously for Trade and Industry and Cabinet Minister for Women from 2001 to 2005. Before entering Parliament in 1997, she was director of research EMEA at Andersen Consulting (now Accenture) and deputy director of the Institute for Public Policy Research. Patricia is a senior adviser to Cinven and a special consultant to Alliance Boots. A British and Australian dual national, she is aged 59.

Phil Hodkinsonb,d,e,f
Phil Hodkinson was appointed to the Board on 1 February 2006. He chairs the Audit Committee. A Fellow of the Institute of Actuaries, he was formerly group finance director of HBOS, chairman of Insight Investment, Clerical Medical Investment Group, Halifax Financial Services and the HBOS Foundation, and previously chief executive of Zurich Life and Eagle Star Life.
     Phil is a non-executive director of Business in the Community and Travelex, and a trustee of Christian Aid. Aged 50.

Deborah Lathenc,e
Deborah Lathen was appointed to the Board on 1 February 2007. She is a US attorney and has been president of Lathen Consulting (which provides strategic, legal and management advice on policy and regulatory matters to senior executives of major US companies) since 2001. From 1998 to 2001 she worked at the Federal Communications Commission (FCC) as chief of the Cable Services Bureau where she was responsible for policy and regulation covering the cable, satellite TV and broadcast industries. Prior to joining the FCC, Deborah held roles as director of national consumer affairs and managing counsel at Nissan Motor Corporation USA and legal positions at TRW Financial Systems and the Quaker Oats Company. A US national, she is aged 55.

Carl G Symonb,c,g
Carl Symon was appointed to the Board on 14 January 2002, and was appointed chairman of the Equality of Access Board when it became operational on 1 November 2005. He retired from IBM in May 2001 after a 32-year career, during which he held senior executive positions in the US, Canada, Latin America, Asia and Europe, including chairman and chief executive officer of IBM UK.
     Carl is chairman of HMV Group and Clearswift Systems and a non-executive director of Rexam, and an advisory board member of Cross Atlantic Capital Partners. He was formerly a non-executive director of Rolls-Royce. A US national, he is aged 62.

BT Group plc Annual Report & Form 20-F	59

Report of the Directors Corporate governance

Andrew Parker	Gavin Patterson

Company Secretary

Operating Committee

Ben Verwaayen Chief Executive (to 31 May 2008)
François Barrault Chief Executive, BT Global Services
Hanif Lalani Group Finance Director
Ian Livingston Chief Executive, BT Group (from 1 June 2008)
Sally Davis Chief Executive, BT Wholesale
Gavin Patterson Chief Executive, BT Retail

Andrew Parker
Company Secretary
Andrew Parker, formerly General Counsel, BT Retail from 2004, was appointed Company Secretary on 1 April 2008. A solicitor, he has worked for BT since 1988 in a number of legal, regulatory and compliance roles. He is an employer-nominated trustee of the BT Pension Scheme. Andrew previously worked in the City in legal private practice. Aged 48.

Gavin Pattersona,e
Chief Executive, BT Retail (joins the Board on 1 June 2008)
Gavin Patterson joined BT in January 2004 as Managing Director, Consumer Division, BT Retail and was appointed Chief Executive, BT Retail on 1 May 2008. Before joining BT, he was managing director of the consumer division of Telewest. Gavin joined Telewest in 1999 and held a number of commercial and marketing roles, after working for Procter & Gamble since 1990. Aged 40.

Key to membership of Board committees:

aOperating
bAudit
cRemuneration
dNominating
eResponsible and Sustainable Business
fPension Scheme Performance Review Group
gEquality of Access Board

Board composition and role
The names and biographical details of the directors are given on pages 58 to 59 in Board of Directors and Operating Committee.
     Changes to the composition of the Board since 1 April 2007 are set out in the table below:

Former directors	Date of change
Paul Reynolds	14 September 2007
Sir Christopher Bland	30 September 2007
Andy Green	12 November 2007
Margaret Jay	13 January 2008
John Nelson	13 January 2008

New directors
François Barrault	24 April 2007
Sir Michael Rake	26 September 2007
Patricia Hewitt	24 March 2008
Eric Daniels	1 April 2008
Gavin Patterson	1 June 2008

Ian Livingston becomes Chief Executive, BT Group on 1 June 2008. Ben Verwaayen steps down as Chief Executive on 31 May 2008 and leaves the Board on 30 June 2008.
     The Board, which operates as a single team, will from 1 July 2008 be made up of the part-time Chairman, the Chief Executive, three other executive directors and eight non-executive directors. All the non-executive directors during the 2008 financial year met, and continue to meet, the criteria for independence set out in the Combined Code and are therefore considered by the Board to be independent. The Board considered that the Chairman was independent at the time of his appointment. In line with BT’s policy, the Board comprised a majority of independent non-executive directors throughout the 2008 financial year.
     The Board’s main focus is overall strategic direction, development and control. It approves BT’s values, business practice policies, strategic plans, annual budget, capital expenditure and investments budgets, larger capital expenditure proposals and the overall system of internal controls, governance and compliance authorities. It also oversees controls, operating and financial performance and reviews the risk register. These responsibilities are set out in a formal statement of the Board’s role which is available at www.bt.com/board The Board has agreed the corporate governance framework, including giving authority to the key management committee, the Operating Committee, to make decisions on operational and other matters. The roles and powers of this Committee are set out below.
     The Board normally meets nine times each year. The Board met ten times during the 2008 financial year.
     The roles of the Chairman and the Chief Executive are separate. They are set out in written job descriptions, approved by the Nominating Committee. As well as chairing the Board, the

60	BT Group plc Annual Report & Form 20-F

Report of the Directors	Governance

Chairman consults the non-executive directors, particularly the Deputy Chairman, on corporate governance issues, matters considered by the Nominating Committee, which the Chairman chairs, and the individual performance of the non-executive directors. The Chairman and the non-executive directors hold regular meetings at which they discuss matters without the executive directors being present. With the Chief Executive and the Secretary, the Chairman ensures the Board is kept properly informed, is consulted on all issues reserved to it and that its decisions are made in a timely and considered way that enables the directors to fulfil their fiduciary duties. The Chairman ensures that the views of the shareholders are known to the Board and considered appropriately. He represents BT in specified strategic and Government relationships, as agreed with the Chief Executive, and generally acts as the bridge between the Board and the executive team, particularly on BT’s broad strategic direction. The Chairman’s other current significant commitments are shown in Board of Directors and Operating Committee above. The Chief Executive has final executive responsibility, reporting to the Board, for the success of the group.
     The Secretary manages the provision of timely, accurate and considered information to the Board for its meetings and, in consultation with the Chairman and Chief Executive, at other appropriate times. He recommends to the Chairman and the Chief Executive, for Board consideration where appropriate, corporate governance policies and practices and is responsible for communicating and implementing them. He advises the Board on appropriate procedures for the management of its meetings and duties (and the meetings of the main committees), as well as corporate governance and compliance within the group. The appointment and removal of the Secretary is a matter for the whole Board; for instance, the Board approved the change of Secretary from 1 April 2008.

BT’s non-executive directors
The Nominating Committee has agreed and reviews from time to time the combination of experience, skills and other attributes which the non-executive directors as a whole should bring to the Board. This profile is used by the Committee, when the appointment of a non-executive director is being considered, to assess the suitability of candidates. Short-listed candidates meet the Committee, which then recommends to the Board candidates for appointment.
     The non-executive directors provide a strong, independent element on the Board. Between them, they bring experience and independent judgment, gained at the most senior levels of international business operations and strategy, finance, marketing, technology, communications and political and international affairs.
     Maarten van den Bergh, the Deputy Chairman, is the senior independent director. In this capacity and his capacity as the chairman of the Remuneration Committee, he meets with BT’s major institutional shareholders. He is available to discuss matters with these shareholders where it would be inappropriate for those discussions to take place with either the Chairman or the Chief Executive.
     Non-executive directors are appointed initially for three years, subject to three months’ termination notice from either BT or the director. At the end of the first three years the appointment may be continued by mutual agreement. Each non-executive director is provided, upon appointment, with a letter setting out the terms of his or her appointment, including membership of Board committees, the fees to be paid and the time commitment expected from the director. The letter also covers such matters as the confidentiality of information and BT’s share dealing code.

Main Board committees
The Operating Committee, the key management committee, meets weekly and is chaired by the Chief Executive. The other members are the Group Finance Director and the Chief Executives of BT Retail, BT Wholesale and BT Global Services. The Secretary attends all meetings and the Group HR Director normally attends the meetings. The Committee has collective responsibility for running the group’s business. To do that, it develops BT’s strategy and budget for Board approval, recommends to the Board capital expenditure and investments budgets, monitors financial, operational and customer quality of service performance, reviews the risk register, allocates resources across BT within plans agreed by the Board, plans and delivers major programmes and reviews the senior talent base and succession plans. Within BT’s corporate governance framework, approved by the Board, the Operating Committee can approve, up to limits beyond which Board approval is required, capital expenditure, disposals of fixed assets, investments and divestments. It can delegate these approvals, up to its own limits, to senior executives.
     To meet best corporate governance practice, the Audit Committee, the Remuneration Committee and the Nominating Committee have long been an established part of BT’s system of governance. Each committee has written terms of reference, which are available on our website. The Report of the Audit Committee, the Report of the Nominating Committee and the Report on directors’ remuneration are on pages 62 to 77.
     The Equality of Access Board (EAB) was established on 1 November 2005, as part of the Undertakings given by BT to Ofcom following Ofcom’s strategic review of telecommunications, to monitor, report and advise BT on BT’s compliance with these Undertakings. The EAB is a committee of the Board, which formally approved the formation of the EAB and its terms of reference. As required by the Undertakings, the EAB comprises five members: Carl Symon, a BT non-executive director and chairman of the EAB; a BT senior executive, Himanshu Raja, Chief Financial Officer, BT Design; and three independent members: Sir Bryan Carsberg, Stephen Pettit and Dr Peter Radley. The EAB reports regularly to the Board. Its terms of reference are available on BT’s website.
     The Board also has a Committee for Responsible and Sustainable Business and a Pension Scheme Performance Review Group.

New York Stock Exchange
BT, as a foreign issuer with American Depositary Shares listed on the New York Stock Exchange (NYSE), is obliged to disclose any significant ways in which its corporate governance practices differ from the corporate governance listing standards of the NYSE.
     We have reviewed the NYSE’s listing standards and believe that our corporate governance practices are consistent with them, with the following exception where we do not meet the strict requirements set out in the standards. These state that companies must have a nominating/corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the Board a set of corporate governance principles applicable to the company. We have a Nominating Committee chaired by the Chairman, Sir Michael Rake, but this does not develop corporate governance principles for the Board’s approval. The Board itself approves the group’s overall system of internal controls, governance and compliance authorities. The Board and the Nominating Committee are made up of a majority of independent, non-executive directors.

BT Group plc Annual Report & Form 20-F	61

Report of the Directors Corporate governance

The Sarbanes-Oxley Act of 2002, the US Securities and Exchange Commission (SEC) and NYSE introduced rules on 31 July 2005 requiring us to comply with certain provisions relating to the Audit Committee. These include the independence of Audit Committee members and procedures for the treatment of complaints regarding accounting or auditing matters. We are fully compliant with these requirements.

Report of the Audit Committee
Introduction
The Audit Committee is chaired by Phil Hodkinson. The other members are Maarten van den Bergh, Clay Brendish, Patricia Hewitt and Carl Symon. They are all independent non-executive directors. With the exception of Patricia Hewitt, who joined the Committee on 8 May 2008, they were members of the Committee throughout the 2008 financial year. John Nelson stepped down as a member of the Committee on 13 January 2008 when he retired from the Board. The Board considers that the Committee’s members have broad commercial knowledge and extensive business leadership experience, having held – between them – various prior roles in major business and financial management, treasury and financial function supervision and that this constitutes a broad and suitable mix of business, financial management and IT experience. The Board has reviewed membership of the Committee and is satisfied that members of the Committee have the recent and relevant financial experience required for the provisions of the Combined Code. It is the opinion of the Board that the Audit Committee includes a member in the person of Phil Hodkinson who is an ‘audit committee financial expert’ for the purposes of the US Sarbanes-Oxley Act.

Committee role
The Committee’s terms of reference are available from the Company Secretary and are posted on our website at www.bt.com/committees The Committee recommends the appointment and reappointment of the external auditors and considers their resignation or dismissal, recommending to the Board appropriate action to appoint new auditors. It ensures that key partners are rotated at appropriate intervals. It discusses with the auditors the scope of their audits before they commence, reviews the results and considers the formal reports of the auditors and reports the results of those reviews to the Board. It reviews the auditors’ performance, including the scope of the audit, and recommends to the Board appropriate remuneration.
     As a result of regulatory or similar requirements, it may be necessary to employ the external auditors for certain non-audit work. In order to safeguard the independence and objectivity of the external auditors, the Board has determined policies as to what non-audit services can be provided by the external auditors and the approval processes related to them. Under those policies, work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value-added benefits to the company. The overall policies and the processes to implement them were reviewed and appropriately modified in the light of the provisions of the Sarbanes-Oxley Act relating to non-audit services that external auditors may not perform. The Audit Committee monitors the extent of non-audit work being performed by the external auditors and approves any substantive work before it is undertaken. It also monitors the level of non-audit fees paid to the auditors.
     The Audit Committee reviews BT’s published financial results, the Annual Report & Form 20-F and other published information for statutory and regulatory compliance. It reports its views to the Board to assist it in its approval of the results announcements and the Annual Report & Form 20-F.
     The Committee also reviews the disclosure made by the Chief Executive and Group Finance Director during the certification process for the annual report about the design and operation of internal controls or material weaknesses in the controls, including any fraud involving management or other employees who have a significant role in the company’s financial controls. The Board, as required by UK law, takes responsibility for all disclosures in the annual report.

Committee activities
During the year, the Audit Committee monitored and reviewed the standards of risk management and internal control over financial reporting, including the processes and procedures for ensuring that material business risks, including risks relating to IT security, fraud and related matters, are properly identified and managed, the effectiveness of internal control, financial reporting, accounting policies and procedures, and BT’s statements on internal controls before they were agreed by the Board for the Annual Report.
     It also reviewed the internal audit function and its relationship with the external auditors, including internal audit’s plans and performance.
     It reviewed the arrangements for dealing, in confidence, with complaints from employees and others about accounting or financial management impropriety, fraud, poor business practices and other matters, ensuring that arrangements are in place for the proportionate and independent investigation and appropriate follow up action.
     At each of its meetings, it reviewed with the group chief internal auditor and appropriate executives the implementation and effectiveness of key operational and functional change and remedial programmes including major contracts and IT programmes. The Committee also set aside time at every meeting to seek the views of the internal and external auditors in the absence of executives.
     In addition to carrying out those regular tasks described above under the Committee’s terms of reference, the Committee also carried out its annual consideration of the group’s risk register process, and reviewed BT’s system of internal control, its accounting systems, IT security and fraud and related matters.
     Additionally, the Committee has reviewed at each of its meetings during the 2008 financial year the steps being taken within the group with regard to the application of the Sarbanes-Oxley Act dealing with internal control over financial reporting.
     An independent review of Committee processes, conducted by Egon Zehnder, assessed performance and processes. This formed part of the annual Board and Committee evaluation. Committee members, and those others consulted, regard the Committee as effective on both behaviours and processes. There is a similar view too of the external audit process, which is regarded as effective, following an external evaluation by questionnaire. The Committee also reviewed the experience, skills and succession planning within the group’s finance function.
     The Group Finance Director, the Secretary, the chief internal auditor and the external auditors attend the Committee’s meetings. The Committee met four times during the 2008 financial year. The papers and minutes of Audit Committee meetings are sent to directors who are not members of the Committee.

62	BT Group plc Annual Report & Form 20-F

Report of the Directors	Governance

Report of the Nominating Committee
Introduction
The Nominating Committee is chaired by the Chairman. The other members are the Deputy Chairman, Clay Brendish, Eric Daniels and Phil Hodkinson. Sir Christopher Bland stepped down as chairman and a member of the Committee on 25 September 2007 and was succeeded by Sir Michael Rake. John Nelson stepped down as a member of the Committee on 13 January 2008 when he retired from the Board. Clay Brendish and Eric Daniels joined the Committee on 8 May 2008. Four of its five members are independent non-executive directors. The Secretary and, where appropriate, at the invitation of the Chairman, the Chief Executive attend the Committee’s meetings.

Committee role and activities
The Committee’s terms of reference are available from the Company Secretary and are posted on our website at www.bt.com/committees The Nominating Committee ensures an appropriate balance of experience and abilities on the Board, using this evaluation to review the size and composition of the Board and to recommend any proposed changes to the Board.
     It keeps under review the need for appointments to the Board, prepares a description of the specific experience and skills needed for an appointment, considers candidates who are put forward by the directors and external consultants, and recommends to the Board the appointments of all directors after having met short-listed candidates. It also reviews the time required from the Deputy Chairman and other non-executive directors to carry out their duties and advises the Board on succession planning for the positions of the Chairman, Deputy Chairman, Chief Executive and all other Board appointments. The process for the appointment of Sir Michael Rake as Chairman was detailed in last year’s Annual Report & Form 20-F.
     The Committee met six times during the 2008 financial year. It reviewed Board succession, the size, profile and composition of the Board, and the Board and Committee evaluation questionnaire and process. Under the leadership of the Chairman, the Committee, supported by the Committee’s appointed search consultants, MWM, conducted a thorough international search process to identify candidates for the position of Chief Executive and consequently of CEO BT Retail, and recommended to the Board the appointments of Ian Livingston and Gavin Patterson respectively.
     The Committee also reviewed and recommended to the Board, following rigorous review, the continued appointment of Carl Symon for a further three years, and the new appointments of Patricia Hewitt and Eric Daniels.
     The minutes of Nominating Committee meetings are sent, at their request, to directors who are not members of the Committee, where appropriate to do so.

Chief Executive succession
The Board approved the recommendation of the Nominating Committee to appoint Ian Livingston as Chief Executive, in succession to Ben Verwaayen, and consequently Gavin Patterson in succession to Ian Livingston as CEO BT Retail, as announced on 8 April 2008. Ian Livingston becomes Chief Executive and Gavin Patterson joins the Board on 1 June 2008. Ben Verwaayen steps down as a director on 30 June 2008.

Board evaluation
During summer 2007, the Board carried out, through a questionnaire and discussion with directors, its fifth formal evaluation of Board and Committee performance and effectiveness. The individual performance of directors was also evaluated at one-to-one sessions with the Chairman. The results of that evaluation were considered by the Board in July 2007. The directors continued to consider BT’s Board processes and effectiveness to be good. Key areas highlighted were the need for a review of the balance between presentation and debate so as to increase the amount of time available for discussion, more focused briefing on technology and competitor analysis, and the enduring need to pay attention to the amount of paperwork while not compromising quality. These matters are being addressed.
     The Nominating Committee considered options for an independent third party conducting the next and sixth formal evaluation in 2008, and – following Board discussion – this was subsequently carried out by Egon Zehnder during February-April 2008 by way both of questionnaire and interview. The results of the work are currently being considered via Board reviews at the time of writing.
     Separate questionnaires about Audit Committee effectiveness were also completed and the results are reviewed in the Report of the Audit Committee.

BT Group plc Annual Report & Form 20-F	63

Report of the Directors Corporate governance

Report on directors’ remuneration
The Report on directors’ remuneration is divided into the following sections:

Remuneration policy (not audited)
(i) Role of the Remuneration Committee
(ii) Remuneration principles
(iii) Remuneration in 2007/08, 2008/09 and 2009/10
(iv) Other matters
Executive share ownership
Pensions
Other benefits
Service agreements
Outside appointments
Non-executive directors’ letters of appointment
Non-executive directors’ remuneration
Directors’ service agreements and contracts of appointment
Directors’ interests
Performance graph

Remuneration review (audited)
Directors’ emoluments
Former directors
Loans
Pensions
Share options
Share awards under long-term incentive plans
Vesting of outstanding share awards and options
Deferred Bonus Plan awards
Share awards under the Employee Share Investment Plan and Allshare International

Remuneration policy This part of the Report on directors’ remuneration is not subject to audit.

Shareholders will be asked to vote on this Report at the 2008 AGM.

(i) Role of the Remuneration Committee
The Remuneration Committee, under delegated authority from the Board, agrees the framework for the remuneration of the Chairman, the executive directors and certain senior executives. This includes the policy for all cash remuneration, executive share plans, service contracts and termination arrangements. The Committee approves changes to the executive share plans and recommends to the Board any changes which require shareholder approval. The Committee also determines the basis on which awards are granted under the executive share plans to executives reporting to the senior management team.
     The Board has reviewed compliance with the Combined Code on reward-related matters and confirms that the company has complied with all aspects. The Chairman, Sir Michael Rake, is a member of the Committee, in accordance with the provision of the Combined Code permitting a company chairman to be a member of, but not chair, the remuneration committee.
     The terms of reference of the Committee are available on the Company’s website at www.bt.com/committees
The Committee met four times during 2007/08. In addition to the Chairman, the members of the Committee are non-executive directors. The Deputy Chairman, Maarten van den Bergh, has been chairman of the Committee since October 2006 and the other members who served during 2006/07 and 2007/08 were:

Sir Michael Rake (appointed 26 September 2007)

Matti Alahuhta

Baroness Jay (retired 13 January 2008)

Deborah Lathen

Carl Symon

Eric Daniels was appointed as a member of the Committee on 8 May 2008.

In addition, the Chief Executive is invited to attend meetings, except when it would be inappropriate for him to be there, for example, when his own remuneration is discussed. Non-executive directors who are not members of the Committee are entitled to receive the papers discussed at meetings and the minutes.

The Committee has received advice during the year from independent remuneration consultants, Kepler Associates, who were appointed by the company. Kepler advises both the Committee and the company and attends Committee meetings when major remuneration issues are discussed. They provide no other services to the company. The Committee also regularly consults the Chief Executive, the Group Finance Director, the Group HR Director, the Director Reward and Employee Relations, and the Secretary.

(ii) Remuneration principles
BT’s policy is to reward its senior executives competitively, taking account of the performance of the individual lines of business and the company as a whole, remuneration of other FTSE 30 companies and the competitive pressures in the global information and communications technology (ICT) industry. This ICT comparison is increasingly important as BT’s revenues from its traditional business have fallen and new wave services, generated mainly from networked IT services and broadband, have been developed to provide revenue growth.
     In order to both recruit and retain key people, base salaries are aimed to be broadly consistent with market rates with the remuneration package as a whole (basic salary, annual bonus –in cash and deferred shares – and the expected value of any long-term incentives) having the potential to deliver upper quartile rewards only for sustained and excellent performance.
     A significant and increasing proportion of the total remuneration package – bonuses and long-term incentives – is variable and is linked to corporate performance. The performance targets are reviewed regularly to ensure that they are challenging.
The Committee is satisfied that the structure for the remuneration of the senior executives does not raise environmental, social and governance risks by inadvertently motivating irresponsible behaviour. As members of the Board, all Committee members receive and review an annual corporate social responsibility report detailing the way in which the company manages social, ethical and environmental issues. A Board committee for responsible and sustainable business, chaired by Sir Michael Rake, meets three or four times each year.

64	BT Group plc Annual Report & Form 20-F

Report of the Directors	Governance

(iii) Remuneration in 2007/08, 2008/09 and 2009/10
The structure of the remuneration and the changes to be phased in during 2008/09 and 2009/10 are set out below:

Structure of remuneration and changes year on year

	2007/08	2008/09	2009/10

Base salary	increases to align with the market	increases to align with the market	increases to align with the market

Annual bonus
Chief Executive	target 85% salary	target 100% salary	target 125% salary
	maximum 130% salary[1]	maximum 200% salary	maximum 200% salary
Executive directors	target 60% salary	target 80% salary	target 100% salary
	maximum 110% salary	maximum 120% salary	maximum 150% salary

Deferred bonus (in shares)
Chief Executive	2x cash bonus	1x cash bonus	1x cash bonus
Executive directors	75% of cash bonus[2]	75% of cash bonus	75% of cash bonus

Incentive shares
Chief Executive	2x salary	3x salary	3x salary
Executive directors	1x-2x salary	2.5x salary	2.5x salary

Retention shares	granted for retention	none	no change

Share options	none	none	no change

1 The Chief Executive’s total bonus (cash and deferred shares) was subject in 2007/08 to an overall cap of 3x salary.
2 For 2007/08 the deferred bonus for Ian Livingston will have a value of 1x cash bonus.

Note: Under his contract, the Chairman is not entitled to a bonus or an annual grant of share awards or options.

Remuneration in 2007/08
Salaries
Salaries are reviewed annually but increases are made only where the Committee believes the adjustments are appropriate to reflect the contribution of the individual, increased responsibilities and market conditions. In 2007/08, salaries of all the executive directors were increased to bring the overall packages more into line with the market.

Annual bonus
The annual bonus is linked to corporate performance targets set at the beginning of the financial year. In 2007/08, 35% of the scorecard related to earnings per share (EPS), 35% related to free cash flow and 30% related to customer service, all of which support BT’s strategy for transformation and growth. In calculating EPS for purposes of the annual bonus, volatile items which would be reported under IFRS are excluded. The impact of market movements in foreign exchange and financial instruments plus the net finance income relating to the group’s pension liabilities were excluded from the target.
     The outcome measured against corporate targets in 2007/08 is set out below:

Earnings per	Free cash	Customer
share -	flow -	service -
weighting	weighting	weighting	Total %
35% of target	35% of target	30% of target	of target
35	64.4	24.8	124.2

Note: threshold reflects 50% of target; target is 100%; and stretch is 200%

The deferred element of the annual bonus is paid in shares under the Deferred Bonus Plan (DBP). The shares vest and are transferred to the executive after three years if still employed by the company. There are no additional performance measures for the vesting of deferred share awards. The Committee considers that deferring a part of the annual bonus in this way also acts as a retention measure and contributes to the alignment of management with the long-term interests of the shareholders.
     The deferred awards for Ben Verwaayen, Hanif Lalani, Ian Livingston and François Barrault at the end of the financial year 2007/08 are contained in the table on page 76.

Changes for 2008/09 and 2009/10
The Committee has reviewed the senior executive remuneration package. BT has enjoyed a period of relative success over recent years and its total shareholder return for the past three to four year period has tracked the top half of the European telecoms companies. This performance has been delivered despite significant cost pressures and structural changes in the markets in which the company operates and the business model has been restructured to meet these challenges.
     In comparison with the remuneration of executive directors of information and communications and technology companies and the FTSE 30, the remuneration of BT’s executive directors was below median. In recent years, the Committee has made additional grants of deferred and retention shares (overlay arrangements) to both attract and retain key talent. For 2008/09, the Committee decided to implement over a two-year period, a revised remuneration structure, which would eliminate the need for overlay arrangements and would provide the Committee with more flexibility as to the value of long-term performance related incentive shares which could be granted. The Committee believes that the new simpler structure would provide strong alignment with the interests of the shareholders, would be sufficiently competitive to enable the company to attract top talent, increase the proportion of variable performance-related remuneration and increase the proportion of remuneration dependent upon long-term performance, based on comparative shareholder return.
     A number of key investors and the main representative bodies were consulted about the new structure.

BT Group plc Annual Report & Form 20-F	65

Report of the Directors Corporate governance

Details of the revised package are set out in the table on the previous page. The revised salaries for each of the executive directors are given on page 72.

Annual bonus
For annual bonuses, the structure of the corporate scorecard has been revised. 10% of the weighting will be allocated to a new behavioural values measure which will relate to the contribution of each individual to the company’s strategic objectives, in particular, demonstration of the company’s values, including each individual’s contribution to the company’s environmental, social and governance (ESG) objectives. The Chairman and, where appropriate, the Chief Executive, will assess such ESG performance whilst making an overall assessment of an individual’s broader contribution to the company’s strategy, values and governance objectives. This assessment will be reviewed and overseen by the Committee. The EPS and cash flow elements will each be 30% and customer service will remain at 30%.
     As in the previous two financial years, for purposes of calculating EPS for the scorecard, volatile items reported under IFRS will be excluded from the target.
     The Committee believes that the group performance targets for the financial year 2008/09 are very challenging.

Proportion of fixed and variable remuneration
The targeted composition of each executive director’s performance-related remuneration, excluding pension, for the financial year 2008/09, comprising annual and long-term incentives, will be:

	Fixed
	base pay	Variable	Total
Chief Executive	24%	76%	100%
Executive directors	30%	70%	100%

Total remuneration comprises base salary, annual bonus – cash and deferred shares – and the expected value of awards under BT’s long-term incentive plans, excluding retention shares.

Recent executive changes
Ben Verwaayen will step down as Chief Executive on 31 May 2008 and will cease to be a director on 30 June 2008. He will receive a termination payment of £700,000 in accordance with the terms of his contract and a bonus of £300,000 for his contribution in 2008/09. His awards under the Deferred Bonus Plan will vest on cessation of employment. His 2006 and 2007 incentive share awards will vest, subject to the company’s total shareholder return (TSR) performance up to 30 June 2008, on cessation of employment. The 2007 incentive share award will, in addition, be pro-rated to reflect his service during the performance period. Ian Livingston will be Chief Executive from 1 June 2008. He will receive a salary of £850,000 per annum and bonus and share awards as described above. Gavin Patterson has been appointed Chief Executive of BT Retail and will join the Board on 1 June 2008.

Openreach
In the Undertakings given to Ofcom on 22 September 2005, BT agreed that the incentive elements of the remuneration of executives within Openreach should be linked to Openreach performance rather than BT targets or share price. These incentives cannot be provided by way of BT shares.
     As a result, special arrangements were put in place for Openreach executives in 2005/06. The annual bonus is linked to Openreach targets and long-term incentives are paid in cash instead of shares.
Openreach executives participate in the BT all-employee share plans on the same terms as other BT employees.
     None of the executive directors participates in the Openreach incentive plans.

Long-term incentives
The BT Equity Incentive Portfolio comprises three elements: share options, incentive shares and retention shares. Incentive shares were used for equity participation in the financial year 2007/08. Retention shares are used by exception only, and principally as a recruitment or retention tool.
     Normally, awards vest and options become exercisable only if a predetermined performance target has been achieved. The performance measure for outstanding awards and options is TSR, calculated on a common currency basis and compared with a relevant basket of companies. TSR for these purposes was calculated by the law firm, Allen & Overy. TSR links the reward given to directors with the performance of BT against other major companies. For grants in the financial year 2003/04, the comparator group was the FTSE 100 at 1 April 2003. For grants in the financial year 2005/06, 2006/07 and 2007/08, TSR was measured against a group of companies from the European Telecom Sector. This comparator group was chosen because the companies face similar market sector challenges to BT and are within the sector in which BT competes for capital.
     At 1 April 2007, the group contained the following companies:

BT Group	Swisscom
Belgacom	Telecom Italia
Cosmote Mobile Telecommunications	Telecom Italia RNC
Deutsche Telekom	Telefonica
France Telecom	Telekom Austria
Hellenic Telecom	Telenor
Portugal Telecom	TeliaSonera
Royal KPN	Vodafone Group

All of the above companies were members of the group as at 1 April 2006. Telecom Moviles was also a member at that date. All the above companies were members of the comparator group at 1 April 2005. Cable & Wireless, 02 and TDC were also members of the group on 1 April 2005.
     The TSR for a company is calculated by comparing the return index (RI) at the beginning of the performance period to the RI at the end of the period. The RI is the TSR value of a company measured on a daily basis, as tracked by independent analysts, Datastream. It uses the official closing prices for a company’s shares, adjusted for all capital actions and dividends paid. The initial RI is determined by calculating the average RI value taken daily over the six months prior to the beginning of the performance period, the end value is determined by calculating the average RI over the six months up to the end of the performance period. This mitigates the effects of share price volatility. A positive change between the initial and end values indicates growth in TSR.

Incentive shares
For the financial year 2007/08, the Committee granted incentive shares to executive directors, senior executives, key managers and professionals.

66	BT Group plc Annual Report & Form 20-F

Report of the Directors	Governance

Awards of incentive shares vest after a performance period of three years, if the participant is still employed by BT and a performance measure has been met. Dividends paid on the shares during the three-year period are reinvested in further shares and added to the awards. For awards of incentive shares granted in the financial years, 2005/06, 2006/07 and 2007/08, TSR at the end of the three-year period must be in the upper quartile relative to the comparator group for all of the shares to vest. At median, 25% of the shares under award will vest. Below that point, none of the shares under award will vest. The proportion of shares that vests reduces on a straight-line basis between the upper quartile and median positions. There is no re-testing, and no matching shares are offered to any executive on vesting of the incentive shares.
     At 31 March 2008, the TSR for the 2005/06 awards was at median against the comparator group of 19 companies. As a result, 25% of the share awards will vest in May 2008.
     The details of incentive share awards held by Ben Verwaayen, François Barrault, Hanif Lalani and Ian Livingston at the end of the financial year 2007/08 are contained in the table on page 75.

Share options
No share options were granted in 2007/08. The last grant of share options was in the financial year 2004/05.
     The price at which shares may be acquired under the Global Share Option Plan (GSOP) is the market price at the date of grant. Options are exercisable after three years, subject to a performance target being met.
     The exercise of the options is subject to a TSR measure. BT’s TSR at the end of the three-year period must be in the upper quartile for all of the options to be exercisable. At median, 30% of the options will be exercisable. Below that point, none of the options may be exercised. For options granted in the financial year 2003/04, TSR had reached 85th position at the first measurement relative to the FTSE 100 and the performance was re-tested in the financial year 2007/08. At 31 March 2008, BT’s TSR was at 53rd position against the FTSE 100. As a result, the options lapsed on that date.
     Since June 2007, 58% of the options granted in 2004/05 have been exercisable and there are no further options outstanding.
     The details of the options held by Ben Verwaayen, François Barrault, Hanif Lalani and Ian Livingston at the end of the financial year 2007/08 are contained in the table on page 73.

Retention shares
Retention shares are granted exceptionally under the Retention Share Plan (RSP) to individuals with critical skills, as a recruitment or retention tool. In some cases, they are granted to key employees who have contributed to excellent corporate performance to assist retention. As a result, shares currently under award are not generally linked to a corporate performance target. The length of the retention period before awards vest is flexible although this would normally be three years unless the Committee agreed otherwise. The shares are transferred at the end of the specified period if the individual is still employed by BT and any performance conditions are met.
     Retention shares are used in special circumstances and, in the financial year 2007/08, 17 awards were granted of which eight awards were made for recruitment purposes.
     Details of the awards under the RSP granted to Ian Livingston and François Barrault and which vested during the financial year 2007/08 are contained in the table on page 75.

Other share plans
The executive directors and the Chairman may participate in BT’s all-employee share plans, the Employee Sharesave Scheme, Employee Share Investment Plan and Allshare International, on the same basis as other employees. There are further details of these plans in note 31 to the accounts.

Dilution
Treasury shares are generally used to satisfy the exercise of share options, the grant of share awards and for the all-employee share plans. At the end of the 2007/08 financial year, treasury shares equivalent to 4.9% of the issued share capital would be required for these purposes. It is estimated that treasury shares equivalent to approximately 2% of the issued share capital will be required for all the employee share plans in 2008/09.

(iv) Other matters
Executive share ownership
The Committee believes that the interests of the executive directors should be closely aligned with those of shareholders. The deferred and incentive shares provide considerable alignment. The directors are encouraged to build up a shareholding in the company over time by retaining shares which they have received under an executive share plan (other than shares sold to meet a National Insurance or income tax liability) or from a purchase in the market. The Chief Executive is required to build up a shareholding of 2x salary and the remaining directors 1.5x salary. Progress towards meeting these targets has been made in 2007/08.
       Current shareholdings are set out on page 70.

Pensions
Those directors and other employees who joined the company prior to 1 April 2001 are eligible for membership of the BT Pension Scheme, which is a defined benefit scheme. Hanif Lalani is the only executive director who is a member of the Scheme, although he has opted out of future pensionable service accrual. The executive directors, who joined the company after 1 April 2001 and executive directors who have opted out of future pensionable service accrual following the pension simplification legislation which came into force on 6 April 2006, receive, as an alternative, a cash allowance annually. The benefits for executive directors who are covered by this are set out on page 72. This is broadly cash neutral for the company.
     BT closed the BT Pension Scheme to new members from 1 April 2001. From this date, provision is generally made on a defined contribution basis. The company agrees to pay a fixed percentage of the executive’s salary each year which can be put towards the provision of retirement benefits. Additionally, a lump sum equal to four times salary is payable on death in service. None of the executive directors are members of the defined contribution scheme.
     Pension provision for all executives is based on salary alone – bonuses, other elements of pay and long-term incentives are excluded.

Other benefits
Other benefits for the Chairman and the senior management team include some or all of the following: company car, fuel or driver, personal telecommunications facilities and home security, medical and dental cover for the director and immediate family, special life cover, professional subscriptions, and personal tax planning and financial counselling. The company has a permanent health insurance policy to provide cover for the Chairman and certain executive directors who may become permanently incapacitated.

BT Group plc Annual Report & Form 20-F	67

Report of the Directors Corporate governance

Service agreements
It is the policy for the Chairman and executive directors to have service agreements providing for one year’s notice. It may be necessary on recruitment to offer longer initial periods to new directors from outside BT, or circumstances may make it appropriate to offer a longer fixed term. All of the service agreements contain provisions dealing with the removal of a director for poor performance, including in the event of early termination of the contract by BT. Sir Michael Rake, who replaced Sir Christopher Bland as Chairman, entered into a service agreement as a director and Chairman which was effective from 26 September 2007. The contracts of the Chairman, François Barrault, Hanif Lalani and Ian Livingston entitle them on termination of their contract by BT to payment of salary and the value of benefits until the earlier of 12 months from notice of termination or the director obtaining full-time employment. With the changes in the directors’ contracts following the appointment of Ian Livingston as Chief Executive and the appointment of Gavin Patterson as a director, no director will receive a bonus or other payments on a change of control.
     When Ben Verwaayen leaves the company on 30 June 2008, he will receive a termination payment of £700,000, in accordance with the terms of his contract.

Outside appointments
The Committee believes that there are significant benefits, to both the company and the individual, from executive directors accepting non-executive directorships of companies outside BT. The Committee will consider up to two external appointments (of which only one may be to the Board of a major company), for which a director may retain the fees. Ben Verwaayen as a non-executive director of United Parcel Service (UPS), receives an annual fee of US$75,000. In addition, in 2007 he received an annual restricted stock grant of class A common stock with a value of US$110,000. Ian Livingston receives an annual fee of £25,000 as a non-executive director of Celtic plc and an additional annual fee of £5,000 for chairing the audit committee. François Barrault, as a director of eServGlobal in Australia, receives an annual fee of €40,660 (£28,678).
     Paul Reynolds, who resigned as a director on 14 September 2007, received an annual fee of ¥3,200,000 (approximately £15,700) as a director of E–Access in Japan. Andy Green, who resigned as a director on 12 November 2007, received an annual fee of US$60,000, as a director of NAVTEQ in the US. He also received an annual grant of restricted stock units to the value of US$25,000.

Non-executive directors’ letters of appointment
Non-executive directors have letters of appointment. They are appointed for an initial period of three years. During that period, either party can give the other at least three months’ notice. At the end of the period the appointment may be continued by mutual agreement. Further details of appointment arrangements for non-executive directors are set out in Board composition and role on page 60. The letters of appointment of non-executive directors are terminable on notice by the company without compensation.

Non-executive directors’ remuneration
Eight of the directors on the Board are non-executive directors who, in accordance with BT’s articles of association, cannot individually vote on their own remuneration. Non-executive remuneration is reviewed by the Chairman and the Chief Executive and discussed and agreed by the Board. Non-executive directors may attend the Board discussion but may not participate in it.
     The Board reviewed fees for the non-executive directors in January 2008.
     The basic fee for non-executive directors is £60,000 per year. There is an additional fee for membership of a Board committee of £5,000 per year and a further £5,000 for chairing a committee, with the exception of the Audit Committee, for which the membership fee is £10,000 and the additional chairmanship fee is £15,000. Furthermore, the membership fee for the Remuneration Committee is £10,000 and the additional chairmanship fee is £10,000. Maarten van den Bergh, as Deputy Chairman and senior independent director, chairman of the Remuneration Committee and chairman of the Pension Scheme Performance Review Group, receives total fees of £150,000 per year. Carl Symon receives an annual fee of £70,000 as chairman of the Equality of Access Board (a Board committee), which was established on 1 November 2005.
     An additional fee of £2,000 per trip is paid to those non-executive directors travelling regularly from overseas to Board meetings on an inter-continental basis.
     To align further the interests of the non-executive directors with those of shareholders, the company’s policy is to encourage these directors to purchase, on a voluntary basis, £5,000 of BT shares each year. The directors are asked to hold these shares until they retire from the Board. This policy is not mandatory.
     No element of non-executive remuneration is performance-related. Non-executive directors do not participate in BT’s bonus or employee share plans and are not members of any of the company pension schemes.

68	BT Group plc Annual Report & Form 20-F

Report of the Directors	Governance

Directors’ service agreements and contracts of appointment
The dates on which directors’ initial service agreements/letters of appointment commenced and the current expiry dates are as follows:

Chairman and executive directors	Commencement date	Expiry date of current service agreement or letter of appointment
Sir Michael Rake	26 September 2007	The contract is terminable by the company on 12 months’ notice and by the director on six months’ notice.

B Verwaayen	14 January 2002	The contract is terminable by the company on 12 months’ notice and by the director on six months’ notice. The contract will terminate on 30 June 2008.

F Barrault[a]	24 April 2007	The contract is terminable by the company on 12 months’ notice and by the director on six months’ notice.
H Lalani	7 February 2005
I Livingston[b]	8 April 2002

Sir Christopher Bland	1 May 2001	The contract was extended on 19 February 2007 and terminated on 30 September 2007.

A Green	19 November 2001	The contract was terminable by the company on 12 months’ notice and by the director on six months’ notice. Terminated on 31 December 2007

P Reynolds	19 November 2001	The contract was terminable by the company on 12 months’ notice and by the director on six months’ notice. Terminated on 14 September 2007

Non-executive directors
M van den Bergh	1 September 2000	Letter of appointment was for an initial period of three years. The appointment was extended for three years in 2003 and extended for a further three years in 2006. The appointment is terminable by the company or the director on three months’ notice.

C Brendish	1 September 2002	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in 2005 and is terminable by the company or the director on three months’ notice.

C G Symon	14 January 2002	Letter of appointment was for an initial period of three years. The appointment was extended for three years in 2005 and extended for a further three years in 2008. The appointment is terminable by the company or the director on three months’ notice.

M Alahuhta	1 February 2006	Letters of appointment are for an initial period of three years and are terminable by the company or the director on three months’ notice. The appointment is renewable by mutual agreement.
P Hodkinson	1 February 2006
D Lathen	1 February 2007
J E Daniels	1 April 2008
P Hewitt	24 March 2008

Baroness Jay	14 January 2002	Letters of appointment were for an initial period of three years. The appointments were extended for a further three years. Terminated on 13 January 2008.
J F Nelson	14 January 2002

a	François Barrault also has a management agreement, dated 26 April 2004, which he entered into when he was appointed President, BT International. This agreement is terminable by the company on 12 months’ notice and by François Barrault on six months’ notice.
b	Ian Livingston has entered into a new contract which will be effective from 1 June 2008 when he becomes Chief Executive.

There are no other service agreements or material contracts, existing or proposed, between the company and the directors. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which any director or executive officer was selected to serve. There are no family relationships between the directors.

BT Group plc Annual Report & Form 20-F	69

Report of the Directors Corporate governance

Directors’ interests
The interests of directors holding office at the end of the year and their families in the company’s shares at 31 March 2008 and 1 April 2007, or date of appointment if later, are shown below:

			No. of shares

Beneficial holdings	2008		2007
Sir Michael Rake[a,c]	19,284		–
B Verwaayen[a]	1,389,448		1,238,827
F Barrault[a,d]	417,859	[b]	107	[b]
H Lalani[a]	80,640	[b]	36,358	[b]
I Livingston[a]	528,459	[b]	349,901	[b]
M Alahuhta	20,000		20,000
M van den Bergh	13,621		13,621
C Brendish	30,920		30,920
J E Daniels[e]	–		–
P Hewitt[f]	–		–
P Hodkinson	9,261		4,622
D Lathen[g]	2,250		–
C G Symon	15,069		15,069

Total	2,526,811		1,709,425

a	At 31 March 2008, Sir Michael Rake and each of the executive directors, as potential beneficiaries, had a non-beneficial interest in 10,131,478 shares (2007:20,797,054) held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share plans. They each also had a non-beneficial interest in 31,898 shares (2007:30,378) held in trust by Halifax Corporate Trustees Limited for participants in the BT Group Employee Share Investment Plan.
b	Includes free shares awarded under the BT Group Employee Share Investment Plan and Allshare International.
c	Sir Michael Rake was appointed as a director on 26 September 2007.
d	François Barrault was appointed as a director on 24 April 2007.
e	Eric Daniels was appointed as a director on 1 April 2008.
f	Patricia Hewitt was appointed as a director on 24 March 2008.
g	Deborah Lathen was appointed as a director on 1 February 2007. During the period from 1 April 2008 to 14 May 2008, there were no movements in directors’ beneficial holdings.

The directors, as a group, beneficially own less than 1% of the company’s shares.	BT’s total shareholder return (TSR) performance over the five financial years to 31 March 2008

Performance graph

250
230
210
190
170
150
130
110
90
70
1 Apr 2003
31 Mar 2004
31 Mar 2005
31 Mar 2006
31 Mar 2007
31 Mar 2008

This graph illustrates, as required by the Companies Act 1985, the performance of BT Group plc measured by TSR relative to a broad equity market index over the past five years. We consider the FTSE 100 to be the most appropriate index against which to measure performance for these purposes, as BT has been a constituent of the FTSE 100 throughout the five-year period and the index is widely used. TSR is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends.

BT FTSE 100
1 April 2003 = 100 Source: Datastream

70	BT Group plc Annual Report & Form 20-F

Report of the Directors	Governance

Remuneration review
This part of the Report on directors’ remuneration is subject to audit.

Directors’ emoluments
Directors’ emoluments for the financial year 2007/08 were as follows:

		Pension
		allowance				Other
	Basic	net				benefits
	salary and	of pension	Total salary	Annual	Expenses	excluding	Total	Total	Deferred Bonus Plan[b]
	fees	contributions[a]	and fees	cash bonus	allowance	pension	2008	2007	2008	2007

	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Sir Michael Rake[c,d]	308	–	308	–	–	20	328	–	–	–
B Verwaayen[d]	792	204	996	767	–	53	1,816	1,860	1,534	1,366
F Barrault[d,e]	491	148	639	416	–	208	1,263	–	312	–
H Lalani[d,g]	510	153	663	375	–	38	1,076	1,068	281	333
I Livingston[d,f]	554	–	554	404	19	41	1,018	1,165	404	380
M van den Bergh	128	–	128	–	–	–	128	93	–	–
M Alahuhta	51	–	51	–	–	–	51	45	–	–
C Brendish	56	–	56	–	–	–	56	50	–	–
P Hewitt[h]	1	–	1	–	–	–	1	–	–	–
P Hodkinson	69	–	69	–	–	–	69	55	–	–
D Lathen[i]	55	–	55	–	–	–	55	8	–	–
C G Symon	128	–	128	–	–	–	128	115	–	–
Sir Christopher Bland[d,j]	250	–	250	–	–	20	270	551	–	–
A Green[d,k]	387	–	387	234	–	25	646	1,019	–	362
P Reynolds[d,f,l]	239	64	303	150	9	224	686	1,056	–	326
Baroness Jay[m]	42	–	42	–	–	–	42	50	–	–
J F Nelson[n]	44	–	44	–	–	–	44	55	–	–
Sir Anthony Greener[o]	–	–	–	–	–	–	–	57	–	–

	4,105	569	4,674	2,346	28	629	7,677	7,247

a	Pension allowance paid in cash for the financial year 2007/08 – see ‘Pensions’ below.
b	Deferred annual bonuses payable in shares in three years’ time, subject to continued employment.
c	Sir Michael Rake was appointed as Chairman and a director on 26 September 2007.
d	Other benefits include some or all of the following: company car, fuel or driver, personal telecommunications facilities and home security, medical and dental cover for the director and immediate family, special life cover, professional subscriptions and personal tax planning, and financial counselling. In addition, Paul Reynolds had an interest-free loan. – see ‘Loans’ below.
e	François Barrault was appointed as a director on 24 April 2007 and his salary and fees are in respect of the period from that date until 31 March 2008. He received additional expatriate benefits which included a housing allowance, school fees, international tax preparation and equalisation, social club and representation allowance.
f	Expenses allowance in the above table includes a monthly cash allowance in lieu of a company car or equivalent to £19,000 per annum received by Ian Livingston and Paul Reynolds.
g	Hanif Lalani received an additional cash payment of £150,000 on 30 June 2006 in respect of a special retention arrangement established, before he was appointed as a director, on 1 July 2004 when he was Chief Financial Officer, BT Wholesale.
h	Patricia Hewitt was appointed as a director on 24 March 2008.
i	Deborah Lathen was appointed as a director on 1 February 2007.
j	Sir Christopher Bland retired as a director on 30 September 2007.
k	Andy Green resigned as a director on 12 November 2007 and left the company on 31 December 2007.
l	Paul Reynolds resigned as a director on 14 September 2007.
m	Baroness Jay retired as a director on 13 January 2008, but continues as a member of the Board Committee for Responsible and Sustainable Business for which she receives an annual fee of £6,500.
n	John Nelson retired as a director on 13 January 2008.
o	Sir Anthony Greener retired as a director on 30 September 2006.

BT Group plc Annual Report & Form 20-F	71

Report of the Directors Corporate governance

During the financial year 2007/08, Ben Verwaayen’s annual salary was increased from £750,000 to £800,000, Ian Livingston’s salary was increased from £525,000 to £560,000 and Hanif Lalani’s annual salary was increased from £460,000 to £520,000, all on 1 June 2007. Andy Green’s salary was increased from £500,000 to £520,000 and Paul Reynolds’ salary was increased from £450,000 to £475,000 from the same date.
     Following this year’s review of annual salaries, Ben Verwaayen’s salary will remain at £800,000, Hanif Lalani’s salary will be increased from £520,000 to £585,000, Ian Livingston’s salary will be increased from £560,000 to £850,000 upon his appointment as Chief Executive and François Barrault’s management fee will be increased from €750,000 (approximately £528,170) to €850,000 (approximately £654,000). All increases will be effective from 1 June 2008.
     Annual cash bonus awards in respect of the financial year 2007/08, which are not pensionable, to executive directors ranged from 72.1% to 95.89% of current salary (2006/07 –96.5% to 117.85%).

Former directors
Sir Peter Bonfield received, under pre-existing arrangements, a pension of £375,736 payable in the financial year 2007/08 (2006/07 – £359,900).
     Paul Reynolds resigned as a director on 14 September 2007. In accordance with the terms of his contract, he was eligible to receive a bonus of £150,000, for his contribution in 2007/08, and a payment of £180,460 in lieu of benefits. His awards under the Deferred Bonus Plan vested on 17 September 2007; his incentive share awards vested on the same date based on the TSR performance to 14 September 2007, with the exception of the award which was granted in 2007 which, in addition to being subject to TSR performance, was pro-rated for the period from 1 April 2007 to 31 August 2007. Paul Reynolds’ options which were granted under the GSOP in 2003 and 2004 were preserved so that they would be exercisable for 12 months from the date of termination. The 2003 option lapsed on 31 March 2008.
     Andy Green resigned as a director on 12 November 2007 and left the company on 31 December 2007. In accordance with the terms of his contract, he was eligible to receive part of his annual bonus for 2007/08 of £234,000 for his contribution during the year. His outstanding awards under the Deferred Bonus Plan vested at the end of December 2007. All his other share awards and options lapsed on his date of termination.
     Details of the share awards and options which were held by Paul Reynolds and Andy Green are set out in the tables on pages 73 and 75-77.
     Baroness Jay retired as a non-executive director on 13 January 2008 but continues as a member of the Board Committee for Responsible and Sustainable Business, for which she receives an annual fee of £6,500.

Loans
Prior to the date of his appointment to the Board on 19 November 2001, Paul Reynolds had an interest-free loan of £300,000 from the company to assist with relocation. The loan was repaid when he left the company on 14 September 2007. There are no outstanding loans granted by any member of the BT Group to any other of the directors or guarantees provided by any member of the BT Group for their benefit.

Pensions
Sir Michael Rake is not a member of any of the company pension schemes and the company made no payments towards retirement provision. BT provides him with a lump sum death in service benefit of £1 million.
     Ben Verwaayen is not a member of any of the company pension schemes, but the company has agreed to pay an annual amount equal to 30% of his salary towards pension provision. The company paid £33,840 into his personal pension plan, plus a cash payment of £203,660 representing the balance of the pension allowance for the financial year 2007/08. BT also provides him with a lump sum death in service benefit of four times his salary.
     Ian Livingston is not a member of any of the company pension schemes, but the company has agreed to pay an annual amount equal to 30% of his salary towards pension provision. The company paid £166,250 into his personal pension plan, representing the total pension allowance for the financial year 2007/08. BT also provides him with a lump sum death in service benefit of four times his salary.
     Hanif Lalani is a member of the BT Pension Scheme but has opted out of future pensionable service accrual. A two-thirds widow’s pension would be payable on death. The company has agreed to pay an annual amount equal to 30% of his salary towards pension provision. A cash payment of £153,000 was therefore made for the financial year 2007/08.
     François Barrault is not a member of any of the company’s pension schemes but the company has agreed to pay an amount equal to 30% of his salary towards pension provision. A cash payment of €209,613 (£148,000) was therefore made in the financial year 2007/08. BT also provides him with a lump sum death in service benefit of four times his management fee.
     Sir Christopher Bland resigned as a director on 30 September 2007. Sir Christopher Bland was not a member of any of the company pension schemes, and the company did not pay any amount towards retirement provision for the financial year 2007/08.
     Andy Green resigned as a director on 12 November 2007. He was a member of the BT Pension Scheme. From 31 December 1997 until he left employment, the company had been purchasing an additional 203 days of pensionable service each year to bring his pensionable service at age 60 up to 40 years. A two-thirds widow’s pension would have been payable on his death. Andy Green left employment on 31 December 2007, on which date all future pensionable service accrual in the BT Pension Scheme ceased.
     Paul Reynolds resigned as a director on 14 September 2007. He was a member of the BT Pension Scheme but opted out of future pensionable service accrual. A two-thirds widow’s pension would have been payable on his death. The company agreed to pay an amount equal to 30% of his salary towards pension provision. A cash payment of £63,667 was therefore made for the financial year 2007/08.
     The table at the top of page 73 shows the increase in the accrued benefits, including those referred to above, to which each director, who is a member of the BT Pension Scheme, has become entitled during the year and the transfer value of the increase in accrued benefits.

72	BT Group plc Annual Report & Form 20-F

Report of the Directors	Governance

Increases in pension benefits at 31 March 2008
												Transfer value
									Change in	Additional		of increase in
									transfer value	accrued		accrued
							Transfer value		c-d less	benefits		benefits in e
			Accrued				of accrued		directors’	earned in the		less directors’
			pension				benefits		contributions	year		contributions

	2008		2007		2008		2007		2008	2008		2008
	£000	[a]	£000	[b]	£000	[c]	£000	[d]	£000	£000	[e]	£000	[f]
H Lalani[g]	143		126		1,775		1,394		381	12		145
A Green[g,h]	179		167		3,407		2,879		505	5		80
P Reynolds[g,h]	147		140		2,410		2,160		250	2		26

a-d	As required by the Companies Act 1985 Schedule 7A.
a-b	The values for Hanif Lalani represent the deferred pension to which he would have been entitled had he left the company on 31 March 2008 and 2007, respectively. The amounts for Andy Green and Paul Reynolds represent the actual deferred pension entitlement at 31 March 2008 and the amount of deferred pension they would have been entitled to at 31 March 2007 had they left the company on those dates, respectively.
c	Transfer value of the deferred pension in column (a) as at 31 March 2008 calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer value represents a liability of the BT Pension Scheme rather than any remuneration due to the individual and cannot be meaningfully aggregated with annual remuneration, as it is not money the individual is entitled to receive.
d	The equivalent transfer value but calculated as at 31 March 2008 on the assumption that the director left service at that date or the actual leaving service date, as appropriate.
e	The increase in pension built up during the year, net of inflation. The gross amount can be calculated by deducting the amount under column (b) from the amount under column (a).
f	The transfer value of the pension in column (e), less directors’ contributions.
g	Directors’ contributions in the financial year 2007/08 were as follows: Andy Green, £23,200 (2007: £30,000); Hanif Lalani £nil (2007: £nil) and Paul Reynolds £nil (2007: £nil).
h	Paul Reynolds resigned as a director on 14 September 2007 and Andy Green left the company on 31 December 2007.

Share options held at 31 March 2008, on date of appointment, if later

	No. of shares under option

												Market price		Usual date
								31 March		Option price		on date of		from which	Usual expiry
	1 April 2007		Granted		Lapsed		Exercised	2008		per share		exercise		exercisable	date
B Verwaayen	1,052,632	[a]	–		1,052,632		–	–		199.5	p	–		24/06/2006	24/06/2013
	317,188	[b]	–		–		317,188	–		192	p	315.24	p	24/06/2007	24/06/2014

	1,369,820		–		1,052,632		317,188	–

F Barrault	362,500	[c]	–		–		–	362,500		180	p	–		21/05/2007	21/05/2014
	–		3,606	[d]	–		–	3,606		262	p	–		14/08/2010	13/02/2011

	362,500		3,606		–		–	366,106

H Lalani	210,527	[a]	–		210,527		–	–		199.5	p	–		24/06/2006	24/06/2013
	90,625	[b]	–		–		–	90,625		192	p	–		24/06/2007	24/06/2014
	8,994	[e]	–		–		–	8,994		179	p	–		14/08/2011	13/02/2012
	105,264	[f]	–		–		–	105,264		199.5	p	–		24/06/2004	24/06/2013

	415,410		–		210,527		–	204,883

I Livingston	676,692	[a]	–		676,692		–	–		199.5	p	–		24/06/2006	24/06/2013
	203,907	[b]	–		–		203,907	–		192	p	310.35	p	24/06/2007	24/06/2014
	7,290	[g]	–		–		7,290	–		227	p	310.5	p	14/08/2007	13/02/2008
	–		6,250	[h]	–		–	6,250		262	p	–		14/08/2012	13/02/2013

	887,889		6,250		676,692		211,197	6,250

Former directors
Sir Christopher Bland	314,244	[i]	–		–		–	314,244		318	p	–		01/05/2004	30/09/2008

	314,244		–		–		–	314,244

P Reynolds	601,504	[a]	–		601,504		–	–		199.5	p	–		24/06/2006	24/06/2013
	181,250	[b]	–		–		–	181,250	[m]	192	p	–		24/06/2007	24/06/2014
	4,555	[j]	–		–		4,555	–		218	p	316.5	p	14/02/2007	13/08/2007

	787,309		–		601,504		4,555	181,250

A Green	639,098	[a]	–		639,098	[k]	–	–		199.5	p	–		24/06/2006	24/06/2013
	192,579	[b]	–		–		192,579	–		192	p	279.2	p	24/06/2007	24/06/2014
	5,712	[l]	–		–		5,712	–		165	p	310.5	p	14/08/2007	13/02/2008

	837,389		–		639,098		198,291	–

Total	4,974,561		9,856		3,180,453		731,231	1,072,733

All of the above options were granted for nil consideration.
a	Options granted under the GSOP on 24 June 2003. The exercise of options was subject to a performance measure being met. The performance measure was relative TSR compared with the FTSE 100 as at 1 April 2003. BT’s TSR had to be in the upper quartile for all of the options to become exercisable. At median, 30% of the options would be exercisable. Below that point, none of the options could be exercised. The three-year performance period ended on 31 March 2006. At that time, BT’s TSR was at 85th position against the FTSE 100. The TSR was re-tested against a fixed base on 31 March 2008. On that date, BT’s TSR was at 53rd position against the FTSE 100. As a result, all of the options have lapsed.

BT Group plc Annual Report & Form 20-F	73

Report of the Directors Corporate governance

b	Options granted under the GSOP on 24 June 2004. The exercise of options was subject to a performance measure being met. The performance measure was relative TSR compared with a group of 20 companies from the European Telecom Sector as at 1 April 2004. BT’s TSR had to be in the upper quartile for all the options to become exercisable. At median 30% of the options would be exercisable. Below that point no part of the options could be exercised. On 31 March 2007, BT’s TSR was at 8th position against the comparator group and as a result, 42% of each option lapsed and 58% of each option became exercisable on 24 June 2007.
c	Option granted to François Barrault under the GSOP on 21 May 2004. The exercise of the option was subject to the same performance measure as options granted on 24 June 2004 – see ‘‘b’’ above. 58% of the option became exercisable on 21 May 2007 and 42% of the option lapsed on that date.
d	Option granted on 26 June 2007 under the International Employee Sharesave Scheme, an all-employee share plan for employees outside the UK.
e	Option granted on 23 June 2006 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.
f	Option granted under the GSOP (Special Incentive Award) on 24 June 2003, prior to Hanif Lalani’s appointment as a director. This option is not subject to a performance measure as the grant was linked to personal performance.
g	Option granted on 25 June 2002 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.
h	Option granted on 26 June 2007 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.
i	Option granted under the GSOP on 22 June 2001. The option is not subject to a performance measure. It was a term of Sir Christopher Bland’s initial service contract that (i) he purchased BT shares to the value of at least £1 million; and (ii) as soon as practicable after the purchase of the shares (‘invested shares’), the company would grant a share option over shares to the value of at least £1 million. Sir Christopher Bland was the legal and beneficial owner of the invested shares on 1 May 2004, so the option became exercisable on that date. The option was preserved for 12 months from 30 September 2007, the date on which he left the company.
j	Option granted on 21 December 2001 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.
k	The option granted under the GSOP lapsed on 31 December 2007 when Andy Green left the company.
l	Option granted on 25 June 2004 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.
m	Option granted to Paul Reynolds under the GSOP in 2004 was preserved for 12 months from 14 September 2007, when he resigned as a director.

The aggregate value of gains realised on the exercise of share options in 2007/08 was £819,000 (2006/07: £114,000).

Unrealised gains on share options
The market price of BT shares at 31 March 2008 was 217.25p (2007: 303.75p) and the range during the financial year 2007/08 was 205.5p -336.75p (2006/07: 209.25p -321.75p).
     Unrealised gains on the options shown on page 73, as at 31 March 2008, based on the market price of BT shares at that date were as shown below:

		2008		2007
		Unrealised gains		Unrealised gains

	Number of shares	£000	Number of shares	£000
F Barrault	362,500	135	–	–
H Lalani	105,264	19	105,264	110
	90,625	23	–	–
P Reynolds[a]	181,250	46	–	–
	–	–	4,555	4

[a]	Paul Reynolds resigned as a director on 14 September 2007.

Vesting of outstanding share awards and options
			31 March 2008		31 March 2007

			Percentage of		Percentage of
	Vesting date	TSR position	shares vesting	TSR position	shares vesting
GSOP 2003[a]	31/03/2008	53	0%	60	0%
ISP 2005[b]	31/03/2008	10	25%	7	70%
ISP 2006[c]	31/03/2009	8	43.75%	3	100%
ISP 2007[c]	31/03/2010	12	0%	–	–

a	The performance period for the GSOP 2003 ended on 31 March 2008. BT’s TSR position was at 53rd position against the FTSE 100. As a result, all of the options have lapsed.
b	The performance period for the ISP 2005 ended on 31 March 2008. BT’s TSR position was at 10th position against the European Telecom Sector. As a result, 75% of shares awarded lapsed on that date and 25% of the shares will be transferred to participants in May 2008.
c	The performance periods for the ISP 2006 and ISP 2007 end on 31 March 2009 and 31 March 2010 respectively.

74	BT Group plc Annual Report & Form 20-F

Report of the Directors	Governance

Share awards under long-term incentive plans held at 31 March 2008, or date of appointment, if later
Details of the company’s ordinary shares provisionally awarded to directors, as participants under the ISP and RSP are as follows:

							Total
							number of
							award				Monetary
							shares				value of
	1 April		Dividends				31 March			Market price at	vested award
	2007	Awarded[a]	re-invested	Vested		Lapsed	2008	Vesting date	Price on grant	vesting	£000
B Verwaayen
ISP 2004	152,799	–	–	152,799	[b]	–	–	21/05/2007	193.42p	310.56p	£475
ISP 2005[c]	337,772	–	18,870	–		267,482	89,161	31/03/2008	227.75p	–	–
ISP 2006[d]	316,323	–	17,672	–		–	333,995	30/06/2008	231.58p	–	–
ISP 2007[d]	–	497,404	27,789	–		–	525,193	30/06/2008	321.67p	–	–

F Barrault
RSP 2004[e]	358,655	–	–	358,655	[f]	–	–	21/05/2007	181.00p	310.56p	£1,062
ISP 2005[c]	185,894	–	10,384	–		147,209	49,070	31/03/2008	227.75p	–	–
ISP 2006	194,914	–	10,889	–		–	205,803	31/03/2009	231.58p	–	–
RSP 2007[e]	160,865	–	8,986	–		–	169,851	30/06/2009	300.25p	–	–
ISP 2007	–	237,916	13,292	–		–	251,208	31/03/2010	317.67p	–	–

H Lalani
ISP 2004	43,654	–	–	43,654	[b]	–	–	21/05/2007	193.42p	310.56p	£136
ISP 2005[c]	193,011	–	10,782	–		152,845	50,948	31/03/2008	227.75p	–	–
ISP 2006	180,755	–	10,098	–		–	190,853	31/03/2009	231.58p	–	–
ISP 2007	–	214,505	11,984	–		–	226,489	31/03/2010	321.67p	–	–

I Livingston
ISP 2004	98,227	–	–	98,227	[b]	–	–	21/05/2007	193.42p	310.56p	£305
ISP 2005[c]	253,327	–	14,152	–		200,609	66,870	31/03/2008	227.75p	–	–
RSP 2005[e]	280,879	–	8,867	289,746	[g]	–	–	09/11/2007	213.25p	296.12p	£858
ISP 2006	237,242	–	13,253	–		–	250,495	31/03/2009	231.58p	–	–
ISP 2007	–	326,421	18,236	–		–	344,657	31/03/2010	321.67p	–	–

Former directors
Sir Christopher Bland
RSP 2003	329,418	–	–	329,418	[h]	–	–	01/08/2007	182p	310p	£1,021

A Green[i]
ISP 2004	92,770	–	–	92,770	[b]	–	–	21/05/2007	193.42p	310.56p	£288
ISP 2005	241,263	–	7,616	–		248,879	–	–	227.75p	–	–
ISP 2006	225,945	–	7,133	–		233,078	–	–	231.58p	–	–
RSP 2006	338,918	–	10,699	–		349,617	–	–	231.58p	–	–
ISP 2007	–	310,877	9,814	–		320,691	–	–	321.67p	–	–
RSP 2007	–	166,319	5,250	–		171,569	–	–	321.67p	–	–
RSP 2007	–	67,548	2,132	–		69,680	–	–	321.67p	–	–

P Reynolds[j]
ISP 2004	87,314	–	–	87,314	[b]	–	–	21/05/2007	193.42p	310.56p	£271
ISP 2005	193,011	–	–	164,059		28,952	–	17/09/2007	227.75p	313.5p	£514
ISP 2006	203,350	–	–	203,350		–	–	17/09/2007	231.58p	313.5p	£637
ISP 2007	–	139,894	–	19,585		120,309	–	17/09/2007	321.67p	313.5p	£61

a	Awards under the ISP were granted on 27 June 2007. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to the grant. The awards will vest, subject to meeting a performance condition, on 31 March 2010. The performance measure is relative TSR compared with a group of companies from the European Telecom Sector as at 1 April 2007. BT’s TSR must be in the upper quartile for all shares to vest. At median, 25% of the shares will vest. Below that point, no shares would vest.
b	Awards under the ISP granted in 2004 were subject to a performance target. The performance measure was relative TSR compared with a group of 20 companies from the European Telecom Sector as at 1 April 2004. BT’s TSR had to be in the upper quartile for all the shares to vest. At median, 25% of the shares would vest. At 31 March 2007, BT’s TSR was at 8th position against the comparator group. As a result, 45% of the awards lapsed on that date and 55% of the awards were transferred to participants on 21 May 2007.
c	Awards under the ISP were granted in June 2005. The performance measure was relative TSR compared with a group of companies from the European Telecom Sector as at 1 April 2005. BT’s TSR had to be in the upper quartile for all the shares to vest. At median, 25% of the shares would vest. Below that point no shares would vest. On 31 March 2008, BT’s TSR was at 10th position and as a result, 75% of shares awarded lapsed on that date and 25% of the shares will be transferred to participants in May 2008.
d	Ben Verwaayen will leave the company on 30 June 2008 and his awards under the ISP will vest, subject to performance, on that date. The 2007 award will be pro-rated to reflect his service during the performance period.
e	Vesting of RSP awards is not subject to a performance target being met.
f	The RSP award granted to François Barrault in 2004 vested on 21 May 2007.
g	Ian Livingston was granted an award under the RSP on 31 May 2005. The second half of the award vested on 9 November 2007.
h	The RSP award granted to Sir Christopher Bland on 1 September 2003 vested on 1 August 2007.
i	Andy Green’s awards under the ISP and RSP lapsed on 31 December 2007, the date on which he left the company.
j	Paul Reynolds resigned as a director on 14 September 2007. His 2005, 2006 and 2007 awards under the ISP vested on 17 September 2007 subject to performance. In addition, his 2007 award was pro-rated for the five months from 1 April 2007 to 31 August 2007.

BT Group plc Annual Report & Form 20-F	75

Report of the Directors Corporate governance

Deferred Bonus Plan awards at 31 March 2008, or date of appointment, if later
The following deferred bonuses have been awarded to the directors under the DBP. These shares will normally be transferred to participants at the end of the three-year deferred period if those participants are still employed by BT Group.

							Total number					Monetary
							of award					value of
	1 April		Dividends				shares		Price at		Market price	vested award
	2007	Awarded[a]	re-invested	Vested		Lapsed	31 March 2008	Vesting date	grant		at vesting	£000
B Verwaayen[b]	255,646	–	–	255,646		–	–	01/08/2007	193.42	p	309.96p	£792
	108,204	–	6,045	–		–	114,249	30/06/2008	227.75	p	–	–
	594,687	–	33,224	–		–	627,911	30/06/2008	231.58	p	–	–
	–	424,697	23,726	–		–	448,423	30/06/2008	321.67	p	–	–

F Barrault	59,013	–	–	59,013		–	–	01/08/2007	193.42	p	309.96p	£183
	55,767	–	3,115	–		–	58,882	01/08/2008	227.75	p
	91,491	–	5,111	–		–	96,602	01/08/2009	231.58	p
	–	64,243	3,589	–		–	67,832	01/08/2010	321.67	p

H Lalani	30,043	–	–	30,043		–	–	01/08/2007	193.42	p	309.96p	£93
	32,921	–	1,838	–		–	34,759	01/08/2008	227.75	p	–	–
	108,452	–	6,058	–		–	114,510	01/08/2009	231.58	p	–	–
	–	103,498	5,781	–		–	109,279	01/08/2010	321.67	p	–	–

I Livingston	96,672	–	–	96,672		–	–	01/08/2007	193.42	p	309.96p	£300
	47,736	–	2,666	–		–	50,402	01/08/2008	227.75	p	–	–
	142,345	–	7,951	–		–	150,296	01/08/2009	231.58	p	–	–
	–	118,123	6,599	–		–	124,722	01/08/2010	321.67	p	–	–

Former directors

A Green	100,100	–	–	100,100		–	–	01/08/2007	193.42	p	309.96p	£310
	49,157	–	1,551	50,708	[c]	–	–	02/01/2008	227.75	p	273p	£138
	135,565	–	4,279	139,844	[c]	–	–	02/01/2008	231.58	p	273p	£382
	–	112,498	3,551	116,049	[c]	–	–	02/01/2008	321.67	p	273p	£317

P Reynolds	87,899	–		87,899		–	–	01/08/2007	193.42	p	309.96p	£272
	51,402	–		51,402	[d]	–	–	17/09/2007	227.75	p	313.49p	£161
	122,009	–		122,009	[d]	–	–	17/09/2007	231.58	p	313.49p	£382
	–	101,248		101,248	[d]	–	–	17/09/2007	321.67	p	313.49p	£317

a	Awards granted in June 2007 in respect of the financial year 2006/07. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to the grant.
b	Ben Verwaayen will leave the company on 30 June 2008. All of his awards will vest on that date.
c	Andy Green left the company on 31 December 2007 and his awards vested on 2 January 2008.
d	Paul Reynolds resigned as a director on 14 September 2007. All his awards vested on 17 September 2007.

Details of deferred bonus awards in respect of the financial year 2007/08 are given in the table on page 71. Awards in respect of the deferred bonuses will be granted in June 2008. The number of shares subject to the awards will be calculated using the average middle market price of a BT share for the three days prior to the grant.

76	BT Group plc Annual Report & Form 20-F

Report of the Directors	Governance

Share awards under the Employee Share Investment Plan (ESIP) and Allshare International at 31 March 2008, or date of appointment, if later

				Total number of
				award shares
	1 April 2007	Awarded[a]	Vested	31 March 2008	Vesting date
F Barrault
Allshare International 2006	107	–	–	107	26/06/2009
Allshare International 2007	–	84	–	84	25/06/2010

	107	84	–	191

H Lalani
ESIP 2002	130	–	130	130	14/08/2007
ESIP 2003	186	–	–	186	05/08/2008
ESIP 2004	116	–	–	116	04/08/2009
ESIP 2005	56	–	–	56	27/06/2010
ESIP 2006	107	–	–	107	26/06/2011
ESIP 2007	–	84	–	84	25/06/2012

	595	84	130	679

I Livingston
ESIP 2004	116	–	–	116	04/08/2009
ESIP 2005	56	–	–	56	27/06/2010
ESIP 2006	107	–	–	107	26/06/2011
ESIP 2007	–	84	–	84	25/06/2012

	279	84	–	363

Former Directors
Sir Christopher Bland[b]
ESIP 2003	186	–	186	–	30/09/2007
ESIP 2004	116	–	116	–	30/09/2007
ESIP 2005	56	–	56	–	30/09/2007
ESIP 2006	107	–	107	–	30/09/2007
ESIP 2007	–	84	84	–	30/09/2007

	465	84	549	–

A Green[c]
ESIP 2002	130	–	130	–	14/08/2007
ESIP 2003	186	–	186	–	31/12/2007
ESIP 2004	116	–	116	–	31/12/2007
ESIP 2005	56	–	56	–	31/12/2007
ESIP 2006	107	–	107	–	31/12/2007
ESIP 2007	–	84	84	–	31/12/2007

	595	84	679	–

P Reynolds[d]
ESIP 2002	130	–	130	–	14/08/2007
ESIP 2003	186	–	186	–	26/09/2007
ESIP 2004	116	–	116	–	26/09/2007
ESIP 2005	56	–	56	–	26/09/2007
ESIP 2006	107	–	107	–	26/09/2007
ESIP 2007	–	84	84	–	26/09/2007

	595	84	679	–

a	Awards granted on 25 June 2007. On that date, the market price of a BT share was 315.25p.
b	Sir Christopher Bland retired as a director on 30 September 2007.
c	Andy Green left the company on 31 December 2007.
d	Paul Reynolds resigned as a director on 14 September 2007.

By order of the Board

Maarten van den Bergh
Deputy Chairman and Chairman of Remuneration Committee
14 May 2008

BT Group plc Annual Report & Form 20-F	77

Report of the Directors Corporate governance

Directors’ information
Election and re-election
All directors are required by BT’s articles of association to be elected by shareholders at the first annual general meeting (AGM) after their appointment, if appointed by the Board. A director must subsequently retire by rotation at an AGM at intervals of not more than three years. The director may seek re-election.
     Accordingly, Sir Michael Rake, Gavin Patterson, Eric Daniels and Patricia Hewitt, having been appointed as directors by the Board, retire at the forthcoming AGM and will be proposed for election. Hanif Lalani and Carl Symon retire by rotation and will be proposed for re-election. Details of these directors’ contracts of appointment are included in the Report on directors’ remuneration.

Meetings attendance
The following table shows the attendance of directors at meetings of the Board and Audit, Nominating and Remuneration Committees during the 2008 financial year.

			Audit		Nominating		Remuneration
	Board		Committee		Committee		Committee

	Number of meetings held
	10		4		6		4
	Number of meetings attended (maximum possible)

Sir Michael Rake[a]	6	(6)	–		3	(3)	3	(4)
Sir Christopher Bland[b]	4	(4)	–		3	(3)	–
Matti Alahuhta	8	(10)	–		–		3	(4)
François Barrault[c]	9	(9)	–		–		–
Maarten van den Bergh	9	(10)	3	(4)	5	(6)	4	(4)
Clay Brendish	10	(10)	4	(4)	–		–
Eric Daniels[d]		–	–		–		–
Andy Green[e]	6	(6)	–		–		–
Patricia Hewitt[f]	1	(1)	–		–		–
Phil Hodkinson	10	(10)	4	(4)	6	(6)	–
Baroness Jay[g]	6	(7)	–		–		1	(2)
Hanif Lalani	10	(10)	–		–		–
Deborah Lathen	9	(10)	–		–		4	(4)
Ian Livingston	10	(10)	–		–		–
John Nelson[g]	6	(7)	2	(3)	4	(4)	–
Paul Reynolds[h]	3	(4)	–		–		–
Carl Symon	10	(10)	4	(4)	–		4	(4)
Ben Verwaayen	10	(10)	–		–		–

a Appointed to the Board on 26 September 2007
b Retired as a director on 30 September 2007
c Appointed to the Board on 24 April 2007
d Appointed to the Board on 1 April 2008
e Resigned as a director on 12 November 2007
f Appointed to the Board on 24 March 2008
g Retired as directors on 13 January 2008
h Resigned as a director on 14 September 2007

Service agreements
The Chairman and executive directors have service agreements, which are approved by the Remuneration Committee.
Information about the periods of these contracts is in the Report on directors’ remuneration.

Training and information
On appointment, directors take part in an induction programme when they receive information about BT, the role of the Board and the matters reserved for its decision, the terms of reference and membership of the main Board committees, and the powers delegated to those committees, BT’s corporate governance policies and procedures, including the powers reserved to the group’s most senior executives, and the latest financial information. There are also visits to key BT locations and meetings with members of the Operating Committee and other key senior executives. Each year, directors participate in BT’s ‘Back to the Floor’ programme, an activity that demonstrates commitment to our customers and the people who serve them.
     Directors are continually updated on BT’s business, the competitive and regulatory environments in which it operates, technology and corporate social responsibility matters and other changes affecting BT and the communications industry as a whole, by written briefings and meetings with senior BT executives. The Board also has two lengthy sessions annually to discuss strategy. Directors are also advised on appointment of their legal and other duties and obligations as a director of a listed company, both in writing and in face-to-face meetings with the Secretary. They are reminded of these duties each year and they are also updated on changes to the legal, accounting and governance requirements affecting the company and themselves as directors. During the 2008 financial year, for example, they received briefings on changes to UK company law and various corporate governance proposals from the European Commission through monthly Secretary’s Reports. The Chairman also sends a weekly e-mail to non-executive directors with topical sector highlights.
     Guidelines govern the content, presentation and delivery of papers for each Board meeting, so that the directors have enough information to be properly briefed sufficiently far ahead of each Board meeting and at other appropriate times, and to take account of their duties as directors.

Independent advice
The Board has a procedure for directors, in carrying out their duties, to take independent professional advice if necessary, at BT’s expense. All directors also have access to the advice and services of the Secretary.

Directors’ and officers’ liability insurance and indemnity
For some years BT has purchased insurance to cover its directors and officers against their costs in defending themselves in civil legal proceedings taken against them in that capacity and in respect of damages resulting from the unsuccessful defence of any proceedings. At the date on which this report was approved, and throughout the 2008 financial year, the company’s wholly-owned subsidiary, British Telecommunications plc, has provided an indemnity in respect of all the company’s directors. Neither the insurance nor the indemnity provides cover where the director has acted fraudulently or dishonestly.

Interest of management in certain transactions
During and at the end of the 2008 financial year, none of BT’s directors was materially interested in any material transaction in relation to the group’s business and none is materially interested in any presently proposed material transactions.

78	BT Group plc Annual Report & Form 20-F

Report of the Directors	Governance

Business policies
Responsible business
To reinforce our commitment to achieve best practice in our standards of business integrity and ethics, we have had in place for nearly nine years a written statement of business practice (The Way We Work). This covers all our operations and applies worldwide to all employees, and to all agents and contractors when representing BT, and is available in nine languages. A copy has been sent to every employee and copies are also sent to the employees of newly-acquired subsidiaries.
     We measure our performance against these principles through our Ethics Performance Measure (EPM), one of our CSR key performance indicators. The EPM comprises a measure of employee awareness of The Way We Work, our ranking in an external benchmarking of a selection of FTSE 100 companies and the results of a survey on the extent to which employees consider our activities ethical. In the 2008 financial year, the EPM was 85%.
     Global sourcing, a key aspect of which is managing a complex global supply chain, is increasingly important to BT. Through our Sourcing with Human Dignity initiative, we seek to ensure that working conditions in our supply chain meet internationally recognised human rights standards. We investigate potential social and environmental shortcomings and are committed to achieving 100% follow-up within three months for all suppliers identified as high- or medium-risk. During the 2008 financial year, we conducted 25 risk assessments in India, China, Taiwan, the Philippines and Romania. We also conduct a survey every two years to establish the effectiveness of our relationships with suppliers. The next survey will be carried out in the 2009 financial year.
     During the 2008 financial year, we have increased the emphasis on the environmental aspects of our supply chain by reinforcing our new (2007) procurement principles which cover the energy consumption and environmental impacts of products and services through the whole life cycle. We have committed that any replacement products will have a lower energy rating than the previous version: this year saw the launch of our low energy phones in the UK.
     The high-level principles in The Way We Work are supported by a continuing and comprehensive communications programme and on-line training. A confidential helpline and dedicated e-mail facility are also available to employees who have questions about the application of these principles. The helpline number is also published externally. BT’s Undertakings code of practice (It matters) forms part of our statement of business practice and is consistent with it.
     A Board committee – the Committee for Responsible and Sustainable Business, chaired by Sir Michael Rake and comprising representatives from BT businesses, three non-executive directors and two independent members – with input and recommendations from executive management, oversees our corporate social responsibility, environment and community activities including charitable expenditure and the strategy for maximising our contribution to society. More information, including details of charitable donations made by the group, is available in Business review – Our wider responsibilities on page 30.

Political donations
Our continuing policy is that no company in the group will make contributions in cash or kind to any political party, whether by gift or loan. However, the definition of political donations used in the Companies Act 2006 (the 2006 Act) is very much broader than the sense in which these words are ordinarily used. It covers activities such as making MPs and others in the political world aware of key industry issues and matters affecting the company, which make an important contribution to their understanding of BT. These activities have been carried out on an even-handed basis over a four-year period related broadly to the major UK political parties’ electoral strength. The authority we are requesting at the AGM is not designed to change the above policy. It will, however, ensure that BT acts within the provisions of the 2006 Act requiring companies to obtain shareholder authority before they can make donations to EU political parties and/or political organisations as defined in the Act. During the 2008 financial year the company’s wholly-owned subsidiary, British Telecommunications plc, made the following payments to cover the cost of hosting briefing meetings with MPs and MEPs about the company’s activities: Labour Party £9,085; Conservative Party £8,025; Liberal Democrats £6,612; Scottish National Party £5,767; Plaid Cymru £500. No loans were made to any political party by any company in the BT group.

Pension funds
BT’s two main pension funds – the BT Pension Scheme and the BT Retirement Plan – are not controlled by the Board but by separate and independent trustees. The trustees look after the assets of the funds, which are held separately from those of the company. The pension funds’ assets can be used only in accordance with their respective rules and for no other purpose.

Payment of suppliers
BT subscribes to the Better Payment Practice Code for all suppliers, the four principles of which are: to agree payment terms at the outset and stick to them; to explain payment procedures to suppliers; to pay bills in accordance with any contract agreed with the supplier or as required by law; and to tell suppliers without delay when an invoice is contested and settle disputes quickly. Details of this code can be found at www.payontime.co.uk In the UK, BT’s normal payment terms are 60 days from the date of receipt of a due and valid invoice, although these terms may be different in some of the local markets in which BT operates. BT will make payment to the supplier on the next payment run following expiry of this term. In 2008, the average number of days between the invoice date and the date of the payment run for the invoice was 47 (2007: 44).

Financial statements
So far as each of the directors is aware, there is no relevant information that has not been disclosed to the auditors and each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the auditors have been made aware of that information.
     A statement by the directors of their responsibilities for preparing the financial statements is included in the Statement of directors’ responsibility. The directors’ statement on going concern is included in Financial review – Capital resources.

Takeover Directive disclosure
Following the implementation of the EU Takeover Directive by certain provisions of the 2006 Act, we are required to make additional disclosures. A number of these disclosures can be found elsewhere in this Report as set out below:

structure of BT’s share capital (see page 120) including the rights and obligations attaching to the shares (see page 159);

restrictions on the transfer of BT shares and voting rights (see pages 159 and 160);

significant direct or indirect shareholdings (see page 81); and

BT Group plc Annual Report & Form 20-F	79

Report of the Directors Corporate governance

appointment and replacement of directors (see page 161);

The disclosures which are not covered elsewhere in this Report include the following:

BT has two employee share ownership trusts which hold BT shares for the purpose of satisfying awards made under the various employee share plans. The trustee of the BT Group Employee Share Investment Plan may invite participants on whose behalf it holds shares to direct it how to vote in respect of those shares, and if there is an offer for the shares or other transaction which would lead to a change of control of BT, participants may direct it to accept the offer or agree to the transaction. In respect of shares held in the BT Group Employee Share Ownership Trust, the trustee abstains from voting those shares, and if there is an offer for the shares the trustee is not obliged to accept or reject the offer but will have regard to the interests of the participants, may consult them to obtain their views on the offer and may otherwise take the action with respect to the offer it thinks fair;

we are not aware of any agreements between shareholders that may result in restrictions on the transfer of shares or on voting rights;

proxy appointment and voting instructions must be received by the registrars not less than 48 hours before a general meeting;

the amendment of BT’s articles of association requires shareholder approval in accordance with legislation in force from time to time;

the powers of the directors are determined by UK legislation and the articles of association. They are authorised to issue and allot shares, and to undertake purchases of BT shares subject to shareholder approval at the AGM;

we are not party to any significant agreements that take effect, alter or terminate upon a change of control following a takeover; and

following the changes to the Board anounced in April 2008, we do not have any agreements with directors or employees providing for compensation for loss of office or employment that occurs because of a takeover.

Financial instruments
Details of the financial risk management objectives and policies of the group and exposure to interest risk, credit risk, liquidity risk and price risk are given on page 50 and note 33 on pages 134 to 138.

Internal control and risk management
The Board is responsible for the group’s systems of internal control and risk management and reviews each year the effectiveness of those systems. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable and not absolute assurance against material misstatement or loss. The process in place for reviewing BT’s systems of internal control includes procedures designed to identify and evaluate failings and weaknesses, and, in the case of any categorised as significant, procedures exist to ensure that necessary action is taken to remedy the failings.
     The Board also takes account of significant social, environmental and ethical matters that relate to BT’s businesses and reviews annually BT’s corporate social responsibility policy. The company’s workplace practices, specific environmental, social and ethical risks and opportunities and details of underlying governance processes are dealt with in the Business review – Our people.
     We have enterprise wide risk management processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place for the whole of the 2008 financial year and have continued up to the date on which this document was approved. The processes are in accordance with the Revised Guidance for Directors on the Combined Code published by the Financial Reporting Council (the Turnbull Guidance).
     Risk assessment and evaluation takes place as an integral part of BT’s annual strategic planning cycle. We have a detailed risk management process, culminating in a Board review, which identifies the key risks facing the group and each business unit. This information is reviewed by senior management as part of the strategic review. Our current key risks are summarised in Business review – Group risk factors.
     The key features of the enterprise wide risk management process comprise the following procedures:

senior executives collectively review the group’s key risks and have created a group risk register describing the risks, owners and mitigation strategies. This is reviewed by the Operating Committee before being reviewed and approved by the Board;

the lines of business carry out risk assessments of their operations, have created registers relating to those risks, and ensure that the key risks are addressed;

senior executives with responsibilities for major group operations report quarterly with their opinion on the effectiveness of the operation of internal controls in their area of responsibility;

the group’s internal auditors carry out continuing assessments of the quality of risk management and control, report to management and the Audit Committee on the status of specific areas identified for improvement and promote effective risk management in the lines of business operations; and

the Audit Committee, on behalf of the Board, considers the effectiveness of the operation of internal control procedures in the group during the financial year. It reviews reports from the internal and external auditors and reports its conclusions to the Board. The Audit Committee has carried out these actions for the 2008 financial year.

New subsidiaries acquired during the year have not been included in the above risk management process. They will be included for the 2009 financial year. Joint ventures and associates, which BT does not control, have not been dealt with as part of the group risk management process and are responsible for their own internal control assessment.
     The Board has approved the formal statement of matters which are reserved to it for consideration, approval or oversight. It has also approved the group’s corporate governance framework, which sets out the high level principles by which BT is managed and the responsibilities and powers of the Operating Committee and the group’s senior executives. As part of this framework, the development and implementation of certain powers relating to group-wide policies and practices are reserved to identified senior executives.

80	BT Group plc Annual Report & Form 20-F

Report of the Directors	Governance

US Sarbanes-Oxley Act of 2002
BT has securities registered with the US Securities and Exchange Commission (SEC). As a result, we must comply with those provisions of the Sarbanes-Oxley Act applicable to foreign issuers. We comply with the legal and regulatory requirements introduced pursuant to this legislation, in so far as they are applicable.
     It is the opinion of the Board that the Audit Committee includes in the person of Phil Hodkinson a member who is an ‘audit committee financial expert’, and who is independent (as defined for this purpose). The Board considers that the Committee’s members generally have broad commercial and business leadership experience, having held various roles in accountancy, financial management and supervision, and treasury and that there is a broad and suitable mix of business, financial and IT experience on the Committee.
     The code of ethics adopted for the purposes of the Sarbanes-Oxley Act is posted on the company’s website at www.bt.com/ethics The code applies to the Chief Executive, Group Finance Director and senior finance managers.

Disclosure controls and procedures
The Chief Executive and Group Finance Director, after evaluating the effectiveness of BT’s disclosure controls and procedures as of the end of the period covered by this Annual Report & Form 20-F, have concluded that, as of such date, BT’s disclosure controls and procedures were effective to ensure that material information relating to BT was made known to them by others within the group. The Chief Executive and Group Finance Director have also provided the certifications required by the Sarbanes-Oxley Act.

Internal control over financial reporting
BT’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS.
     Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework for internal control evaluation contained in the Turnbull Guidance.
     Based on this assessment, management has concluded that as at 31 March 2008, BT’s internal control over financial reporting was effective.
     There were no changes in BT’s internal control over financial reporting that occurred during the 2008 financial year that have materially affected, or are reasonably likely to have materially affected, the group’s internal control over financial reporting. Any significant deficiency, as defined by the US Public Company Accounting Oversight Board (PCAOB), in internal control over financial reporting, is reported to the Audit Committee.
     PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the group for the 2008 financial year, has also audited the effectiveness of the group’s internal control over financial reporting under Auditing Standard No.5 of the PCAOB. Their report is on page 86.

Shareholders and Annual General Meeting
Relations with shareholders
Senior executives, led by the Chief Executive and the Group Finance Director and including, as appropriate, the other executive directors, hold meetings with BT’s major institutional shareholders to discuss BT’s strategy, financial performance and specific major investment activities. The Deputy Chairman also attends, at his discretion and in consultation with the Chairman and the Chief Executive, meetings with shareholders during the year; this may also include meetings with investors to discuss overall remuneration policies and plans in his role as chairman of the Remuneration Committee. All non-executive directors have an invitation to attend investors’ meetings if they wish. Contact with institutional shareholders (and with financial analysts, brokers and the media) is controlled by written guidelines to ensure the protection of share price sensitive information that has not already been made generally available to shareholders. The directors are provided with either full or summarised reports and other written briefings from major shareholders and analysts and are regularly informed by the Secretary about the holdings of the principal shareholders. The Secretary also surveys individual shareholders about the quality of our shareholder communications and share registration services.
     Established procedures ensure the timely release of share price sensitive information and the publication of financial results and regulatory financial statements. All external announcements are also reviewed for accuracy and compliance requirements by a committee of senior executives, the Disclosure Committee, which is chaired by the Secretary.

Substantial shareholdings
At 14 May 2008, BT had received notifications from Invesco Limited, Legal & General Group plc, Barclays PLC and Brandes Investment Partners LLC, under the Disclosure and Transparency Rules issued by the Financial Services Authority, in respect of holdings of 393,297,674 shares, 393,009,200 shares, 360,935,363 shares and 330,627,819 shares respectively, representing holdings of 5.08%, 4.69%, 4.66% and 4.27% of BT’s total voting rights.

AGM resolutions
We are continuing our policy that shareholders vote on the annual report at the AGM. Shareholders will also again be asked to vote separately on the Report on directors’ remuneration.
     It is part of our policy to involve shareholders fully in the affairs of the company and to give them the opportunity at the AGM to ask questions about BT’s activities and prospects. We also give shareholders the opportunity to vote on every substantially different issue by proposing a separate resolution for each issue.
     The proxy votes for and against each resolution, as well as votes withheld, will be counted before the AGM and the results will be made available at the meeting after the shareholders have voted on each resolution on a show of hands, and at the end of the meeting. They will also be posted on our website as soon as possible after the meeting. It is our policy for all directors to attend the AGM if at all possible. Whilst, because of ill health or other pressing reasons, this may not always be possible, in normal circumstances this means that the chairmen of the Audit, Nominating and Remuneration committees are at the AGM and are available to answer relevant questions. All the directors attended the 2007 AGM.
     The resolutions to be proposed at the AGM at The Barbican Centre on 16 July 2008, together with explanatory notes, appear in the separate Annual Review & Notice of Meeting 2008 which is sent to all shareholders together with the Annual Report & Form 20-F (if requested). These documents are sent out in the most cost-effective fashion, given the large number of shareholders. We aim to give as much notice as possible and at least 21 clear days’ notice, as required by our articles of association. In practice, these documents are being sent to shareholders more than 20 working days before the AGM.
     Resolutions to reappoint PricewaterhouseCoopers LLP as BT’s auditors and to authorise the directors to agree their remuneration will also be proposed at the AGM.

BT Group plc Annual Report & Form 20-F	81

Report of the Directors Corporate governance

Authority to purchase shares
The authority given at last year’s AGM of the company held on 19 July 2007 for BT to purchase in the market 827 million of its shares, representing 10% of the issued share capital, expires on 18 October 2008. Shareholders will be asked to give a similar authority at the AGM.
     During the 2008 financial year, 540 million shares of 5 pence each were purchased under this authority (6.4% of the share capital) for a consideration of £1,498 million, at an average price of £2.78 per share. For more details, see the table on page 158. 250 million treasury shares have been cancelled and 53 million treasury shares have been transferred to meet BT’s obligations under our employee share plans. A further 51 million shares have been bought during the close period starting on 1 April 2008 so that on 14 May 2008 a total of 657 million shares were retained as treasury shares. All the shares were purchased in an on-market programme of buying back BT shares, started in November 2003, as part of our shareholder distribution strategy.

By order of the Board

Andrew Parker
Secretary
14 May 2008

82	BT Group plc Annual Report & Form 20-F

Financial statements

The group’s consolidated financial statements have been prepared in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and as issued by the International Accounting Standards Board (IASB).

Financial statements	Consolidated
Page 84	financial statements
Page 88

84	Statement of directors’ responsibilities

85	Report of the independent auditors – consolidated financial statements

88	Consolidated financial statements

139	Glossary of terms and US equivalents

140	Report of the independent auditors – parent company

141	Financial statements of BT Group plc

144	Subsidiary undertakings and associate

145	Quarterly analysis of revenue and profit

146	Selected financial data

150	Financial statistics

152	Operational statistics

Financial statements
Statement of directors’ responsibilities

The directors are responsible for preparing the group’s financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and issued by the IASB, and for preparing the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).
     The directors are responsible for preparing financial statements for each financial year which give a true and fair view, in accordance with IFRS as adopted by the EU and issued by the IASB, of the state of affairs of the group and of the profit or loss of the group and a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP), of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

select suitable accounting policies and then apply them consistently;

make judgments and estimates that are reasonable and prudent;

state whether the consolidated financial statements comply with IFRS as adopted by the EU and issued by the IASB, and with regard to the parent company financial statements whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

prepare the consolidated and parent company financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation and the parent company financial statements comply with the Companies Act 1985. They are also responsible for the preparation of the Report on directors’ remuneration, safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
     The directors are responsible for the maintenance and integrity of the corporate and financial information included on the group’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The directors confirm, to the best of their knowledge:

that the consolidated financial statements, which have been prepared in accordance with IFRS as adopted by the EU and issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit or loss of the group; and

that the Report of the Directors on pages 11 to 82 includes a fair review of the information required by Rules 4.1.8-4.1.11 of the Disclosure and Transparency Rules of the United Kingdom Financial Services Authority.

The names and functions of all of the directors are set out on pages 58 to 60.

84	BT Group plc Annual Report & Form 20-F

Financial statements

Financial statements
Report of the independent auditors – consolidated financial statements

United Kingdom opinion

Independent auditors’ report to the members of BT Group plc
We have audited the consolidated financial statements of BT Group plc for the year ended 31 March 2008 which comprise the Group income statement, the Group balance sheet, the Group cash flow statement, the Group statement of recognised income and expense, Accounting policies and the related notes. These consolidated financial statements are set out on pages 88 to 138 and 144. These consolidated financial statements have been prepared under the accounting policies set out therein.
     We have reported separately on the parent company financial statements of BT Group plc for the year ended 31 March 2008 and on the information in the Report on directors’ remuneration that is described as having been audited. This separate report is set out on page 140.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report and the consolidated financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of directors’ responsibilities.
     Our responsibility is to audit the consolidated financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the consolidated financial statements give a true and fair view and whether the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Report of the Directors is consistent with the consolidated financial statements.
     In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
     We review whether the Corporate governance Statement reflects the company’s compliance with the nine provisions of the Combined Code (2006) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.
     We read other information contained in the Annual Report and Form 20-F and consider whether it is consistent with the audited consolidated financial statements. The other information comprises only the Overview and the Report of the Directors. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the consolidated financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements.

Opinion
In our opinion:

the consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group’s affairs as at 31 March 2008 and of its profit and cash flows for the year then ended;

the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and

the information given in the Report of the Directors is consistent with the consolidated financial statements.

Separate opinion in relation to IFRSs
As explained in the accounting policies, the group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.
     In our opinion the consolidated financial statements give a true and fair view, in accordance with IFRSs, of the state of the group’s affairs as at 31 March 2008 and of its profit and cash flows for the year then ended.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
14 May 2008

BT Group plc Annual Report & Form 20-F	85

Financial statements
Report of the independent auditors

United States opinion

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of BT Group plc
In our opinion, the accompanying Group income statements, Group balance sheets, Group cash flow statements and group Statements of recognised income and expense present fairly, in all material respects, the financial position of BT Group plc and its subsidiaries at 31 March 2008 and 2007 and the results of their operations and cash flows for each of the three years in the period ended 31 March 2008, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2008, based on criteria established in the Turnbull criteria. The company’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s evaluation of the effectiveness of internal control over financial reporting as set out in the first three paragraphs of Internal control over financial reporting in the Report of the Directors, Corporate governance of the Form 20-F. Our responsibility is to express opinions on these financial statements and on the company’s internal control over financial reporting based on our audits which were integrated in the years ended 31 March 2008 and 2007. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
London, United Kingdom
14 May 2008

86	BT Group plc Annual Report & Form 20-F

Consolidated financial statements

Financial	Consolidated
statements	financial statements
Page 88

88	Accounting policies		121	Financial commitments and contingent liabilities

96	Group income statement		122	Acquisitions

97	Group statement of recognised income and expense		125	Retirement benefit plans

98	Group cash flow statement		130	Employees

99	Group balance sheet		130	Share based payments

100	Notes to the consolidated financial statements		133	Audit and non audit services

	100	Segmental analysis	134	Financial instruments and risk management

	104	Other operating income

	104	Operating costs

	105	Specific items

	106	Finance expense and finance income

	106	Dividends

	107	Taxation

	108	Earnings per share

	109	Cash and cash equivalents

	109	Net debt

	110	Intangible assets

	111	Property, plant and equipment

	112	Investments

	113	Associates and joint ventures

	114	Trade and other receivables

	115	Loans and other borrowings

	117	Derivative financial instruments

	117	Trade and other payables

	117	Provisions

	118	Deferred taxation

	119	Minority interests

	119	Reconciliation of movements in equity

	120	Share capital

	120	Other reserves

	121	Retained earnings

	121	Related party transactions

Consolidated financial statements
Accounting policies

Accounting policies
(i) Basis of preparation of the financial statements
These consolidated financial statements have been prepared in accordance with applicable law and IFRS as adopted by the EU and as issued by the IASB. The financial statements have been prepared under the historical cost convention, modified for the revaluation of certain financial assets and liabilities at fair value.
     The preparation of financial statements in conformity with IFRS requires the use of accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed below in ‘Critical accounting estimates and key judgements’.
     The group’s income statement and segmental analysis separately identifies trading results before significant one-off or unusual items (termed ‘specific items’). This is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are significant one-off or unusual in nature and have little predictive value. Furthermore, the group consider a columnar presentation to be appropriate as it improves the clarity of the presentation and is consistent with the way that financial performance is measured and reported to the Board of directors. Specific items may not be comparable to similarly titled measures used by other companies. Items which have been considered significant one-off or unusual in nature include disposals of businesses and investments, business restructuring, asset impairment charges and property rationalisation programmes. The directors intend to follow such a presentation on a consistent basis in the future. Specific items for the current and prior years are disclosed in note 4.
     Accounting policies in respect of the parent company, BT Group plc, are set out on page 141. These are in accordance with UK GAAP.

(ii) Basis of consolidation
The group financial statements consolidate the financial statements of BT Group plc (‘‘the company’’) and entities controlled by the company (its subsidiaries) and incorporate its share of the results of jointly controlled entities (joint ventures) and associates using the equity method of accounting.
     The results of subsidiaries acquired or disposed of during the year are consolidated from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used in line with those used by the group. All intra-group transactions, balances, income and expenses are eliminated on consolidation.
     Investments in associates and joint ventures are initially recognised at cost. Subsequent to acquisition the carrying value of the group’s investment in associates and joint ventures includes the group’s share of post acquisition reserves, less any impairment in the value of individual assets. The income statement reflects the group’s share of the results of operations after tax of the associate or joint venture.
     The group’s principal operating subsidiaries and associate are detailed on page 144.

(iii) Revenue
Revenue represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Revenue from the rendering of services and sale of equipment is recognised when it is probable that the economic benefits associated with a transaction will flow to the group and the amount of revenue and the associated costs can be measured reliably. Where the group acts as agent in a transaction it recognises revenue net of directly attributable costs.
     Revenue arising from separable installation and connection services is recognised when it is earned, upon activation. Revenue from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which the charges relate. Revenue from calls is recognised at the time the call is made over the group’s network.
     Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as revenue as the service is provided. Revenue arising from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.
     Revenue from the sale of peripheral and other equipment is recognised when all the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.
     Revenue from long-term contractual arrangements is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract. For long-term services contracts revenue is recognised on a straight line basis over the term of the contract. However, if the performance pattern is other than straight line, revenue is recognised as services are provided, usually on an output or consumption basis. For fixed price contracts, including contracts to design and build software solutions, revenue is recognised by reference to the stage of completion, as determined by the proportion of costs incurred relative to the estimated total contract costs, or other measures of completion such as contract milestone customer acceptance. In the case of time and materials contracts, revenue is recognised as the service is rendered.
     Costs related to delivering services under long-term contractual arrangements are expensed as incurred. An element of costs incurred in the initial set up, transition or transformation phase of the contract are deferred and recorded within non current assets. These costs are then recognised in the income statement on a straight line basis over the remaining contractual term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.
     The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such revenue is expected to be recoverable. Recognised revenue and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue

88	BT Group plc Annual Report & Form 20-F

Financial statements

for a contract, the full contract life loss is immediately recognised.
     Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate revenue recognition criteria applied to each element as described above.

(iv) Other operating income
Other operating income is income generated by the group that arises from activities outside of the provision of communication services and equipment sales. Items reported as other operating income include such items as profits and losses on disposal of property, plant and equipment, income generated by our fleet operations, repayment works and income from the exploitation of our intellectual property.

(v) Leases
The determination of whether an arrangement is, or contains, a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.
     Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases.
     Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method. If a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income statement over the lease term.
     Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease. If a sale and leaseback transaction results in an operating lease, any profit or loss is recognised in the income statement immediately.

(vi) Foreign currencies
Items included in the financial statements of each of the group’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Sterling, the presentation currency of the group.
     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction. Where monetary items form part of the net investment in a foreign operation and are designated as hedges of a net investment or as cash flow hedges, such exchange differences are initially recognised in equity.
     On consolidation, assets and liabilities of foreign undertakings are translated into Sterling at year end exchange rates. The results of foreign undertakings are translated into Sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve.
     In the event of the disposal of an undertaking with assets and liabilities denominated in foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal.

(vii) Business combinations
The purchase method of accounting is used for the acquisition of subsidiaries, in accordance with IFRS 3, ‘Business Combinations’. On transition to IFRSs, the group elected not to apply IFRS 3 retrospectively to acquisitions that occurred before 1 April 2004. Goodwill arising on the acquisition of subsidiaries which occurred between 1 January 1998 and 1 April 2004 is therefore included in the balance sheet at original cost, less accumulated amortisation to the date of transition and any provisions for impairment. Goodwill arising on the acquisition of a subsidiary which occurred prior to 1 January 1998 was written off directly to retained earnings.
     On acquisition of a subsidiary, fair values are attributed to the identifiable net assets acquired. The excess of the cost of the acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the group’s share of the identifiable net assets acquired, the difference is recognised directly in the income statement. On disposal of a subsidiary, the gain or loss on disposal includes the carrying amount of goodwill relating to the subsidiary sold. Goodwill previously written off to retained earnings is not recycled to the income statement on disposal of the related subsidiary.

(viii) Intangible assets
Identifiable intangible assets are recognised when the group controls the asset, it is probable that future economic benefits attributable to the asset will flow to the group and the cost of the asset can be reliably measured. All intangible assets, other than goodwill and indefinite lived assets, are amortised over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.

Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired subsidiary. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

Telecommunication licences
Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period.

Brands, customer lists and customer relationships
Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition. Assumptions are used in estimating the fair values of acquired intangible assets

BT Group plc Annual Report & Form 20-F	89

Consolidated financial statements Accounting policies

and include management’s estimates of revenue and profits to be generated by the acquired businesses.

Computer software
Computer software comprises computer software purchased from third parties, and also the cost of internally developed software. Computer software purchased from third parties is initially recorded at cost.

Subscriber acquisition costs
Subscriber acquisition costs are expensed as incurred, unless they meet the criteria for capitalisation, in which case they are capitalised and amortised over the shorter of the customer life or contractual period.

Estimated useful economic lives
The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:
Telecommunication licences	1 to 5 years

Brands, customer lists and customer relationships	3 to15 years

Computer software	2 to 5 years

(ix) Research and development
Research expenditure is recognised in the income statement in the period in which it is incurred.
     Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated. Capitalisation ceases when the asset being developed is ready for use.
     Research and development costs include direct labour, contractors’ charges, materials and directly attributable overheads.

(x) Property, plant and equipment
Property, plant and equipment is included in the balance sheet at historical cost, less accumulated depreciation and any provisions for impairment.
     On disposal of property, plant and equipment, the difference between the sale proceeds and the net book value at the date of disposal is recorded in the income statement.

Cost
Included within the cost for network infrastructure and equipment are direct labour, contractors’ charges, materials, payments on account and directly attributable overheads.

Depreciation
Depreciation is provided on property, plant and equipment on a straight line basis from the time the asset is available for use, so as to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not subject to depreciation.

The lives assigned to principal categories of assets are as follows:
Land and buildings
Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of lease
or 40 years, whichever is
the shorter
Network infrastructure and equipment
Transmission equipment:
Duct	40 years
Cable	3 to 25 years
Radio and repeater equipment	2 to 25 years
Exchange equipment	2 to 13 years
Payphones other network equipment	2 to 20 years

Other
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are re-assessed annually and if necessary changes are recognised prospectively.

(xi) Borrowing costs
All borrowing costs are expensed in the income statement in the period in which they are incurred.

(xii) Asset impairment (non financial assets)
Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.
     Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually.
     If a cash generating unit is impaired, provision is made to reduce the carrying amount of the related assets to their estimated recoverable amount, normally as a specific item. Impairment losses are allocated firstly against goodwill, and secondly on a pro rata basis against intangible and other assets.
     Where an impairment loss is recognised against an asset it may be reversed in future periods where there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised, except in respect of impairment of goodwill which may not be reversed in any circumstances.

(xiii) Inventory
Inventory mainly comprises items of equipment held for sale or rental and consumable items.
     Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.

(xiv) Termination benefits
Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits

90	BT Group plc Annual Report & Form 20-F

Financial statements

when it is demonstrably committed to the affected employees leaving the group.

(xv) Post retirement benefits
The group operates a funded defined benefit pension plan, which is administered by an independent trustee, for the majority of its employees.
     The group’s net obligation in respect of defined benefit pension plans is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate used is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. The net obligation recognised in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan assets.
     The income statement charge is allocated between an operating charge and a net finance charge. The operating charge reflects the service cost which is spread systematically over the working lives of the employees. The net finance charge reflects the unwinding of the discount applied to the liabilities of the plan, offset by the expected return on the assets of the plan, based on conditions prevailing at the start of the year.
     Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the statement of recognised income and expense.
     Actuarial valuations of the main defined benefit plan are carried out by an independent actuary as determined by the trustees at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on the advice of the group’s actuary, having regard to the results of these trustee valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.
     The group also operates defined contribution pension schemes and the income statement is charged with the contributions payable.

(xvi) Share based payments
The group has a number of employee share schemes, share option and award plans under which it makes equity settled share based payments to employees. The fair value of options and awards granted is recognised as an employee expense after taking into account the group’s best estimate of the number of awards expected to vest allowing for non market and service conditions. Fair value is measured at the date of grant and is spread over the vesting period of the award. The fair value of options and awards granted is measured using either the Binomial or Monte Carlo model, whichever is most appropriate to the award. Any proceeds received are credited to share capital and share premium when the options are exercised. The group has applied IFRS 2 ‘Share based payment’ retrospectively to all options and awards granted after 7 November 2002 and not fully vested at 1 January 2005.

(xvii) Taxation
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.
     Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base.
     Deferred tax liabilities are offset against deferred tax assets within the same taxable entity or qualifying local tax group. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.
     Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date.
     Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
     Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly in equity, in which case the tax is also recognised in equity.

(xviii) Advertising and marketing
The costs associated with the group’s advertising and marketing activities are expensed within other operating costs as incurred.

(xix) Dividends
Final dividends are recognised as a liability in the year in which they are declared and approved by the company’s shareholders in general meeting. Interim dividends are recognised when they are paid.

(xx) Provisions
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Provisions are discounted to present value where the effect is material.
     Certain comparative amounts have been adjusted to conform with the presentation adopted in 2008, resulting in a reclassification of £45 million from other payables to non-current provisions.

(xxi) Financial instruments
Recognition and derecognition of financial assets and financial liabilities
Financial assets and financial liabilities are recognised when the group becomes party to the contractual provisions of the instrument. Financial assets are derecognised when the group no longer has rights to cash flows, the risks and rewards of ownership or control of the asset. Financial liabilities are derecognised when the obligation under the liability is discharged, cancelled or expires. In particular, for all regular way purchases and sales of financial assets, the group recognises the financial assets on the settlement date, which is the date on which the asset is delivered to or by the group.

Financial assets
Financial assets at fair value through income statement A financial asset is classified in this category if acquired principally for the purpose of selling in the short term (held for trading) or if so designated by management. Financial assets held in this category are initially recognised and subsequently measured at fair value, with changes in value recognised in the

BT Group plc Annual Report & Form 20-F	91

Consolidated financial statements Accounting policies

income statement in the line which most appropriately reflects the nature of the item or transaction.

Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market other than:
those that the group intends to sell immediately or in the short term, which are classified as held for trading;

those for which the group may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale.

Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.

Available-for-sale financial assets
Non-derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are carried at fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses which are recognised in the income statement) are recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement, in the line that most appropriately reflects the nature of the item or transaction.

Trade and other receivables
Financial assets within trade and other receivables are initially recognised at fair value, which is usually the original invoiced amount and subsequently carried at amortised cost using the effective interest method less provisions made for doubtful receivables.
     Provisions are made specifically where there is objective evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less.
     For the purpose of the consolidated cash flow statement, cash and cash equivalents are as defined above net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings in current liabilities on the balance sheet.
     In the 2008 financial year, the group reclassified certain investments within cash equivalents to current available-for-sale assets as management considered this to be the more appropriate maturity classification. The reclassification as at 31 March 2007 was £267 million. The equivalent balance at 31 March 2008 reported within available-for-sale assets was £439 million.

Impairment of financial assets
The group assesses at each balance sheet date whether a financial asset or group of financial assets are impaired. Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the income statement. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss is only reversed if it can be related objectively to an event after the impairment was recognised and is reversed to the extent the carrying value of the asset does not exceed its amortised cost at the date of reversal.
     If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its fair value is transferred from equity to the income statement. Reversals of impairment losses on debt instruments are taken through the income statement if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in the income statement.
     If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be objectively measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Financial liabilities
Trade and other payables
Financial liabilities within trade and other payables are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.

Loans and other borrowings
Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Where loans and other borrowings contain a separable embedded derivative, the fair value of the embedded derivative is the difference between the fair value of the hybrid instrument and the fair value of the loan or borrowing. The fair value of the embedded derivative and the loan or borrowing is recorded separately on initial recognition. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and if included in a fair value hedge relationship are revalued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resultant amortisation of fair value movements are recognised in the income statement.

Financial guarantees
Financial guarantees are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with the accounting policy relating to provisions and the amount initially determined less, when appropriate, cumulative amortisation.

Derivative financial instruments
The group uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not

92	BT Group plc Annual Report & Form 20-F

Financial statements

qualify for hedge accounting are accounted for as trading instruments.
     Derivative financial instruments are classified as held for trading and initially recognised at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement in net finance expense. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they are not designated in a hedging relationship or have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months and are designated in a hedge relationship, they are classified within either non current assets or non current liabilities.
     Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of host contracts and host contracts are not carried at fair value. Changes in the fair value of embedded derivatives are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.

Hedge accounting
To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation.

Cash flow hedge
When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.
     For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the income statement in the same period or periods during which the hedged transaction affects the income statement.
     For highly probable transactions, when the transaction subsequently results in the recognition of a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or carrying amount of the non-financial asset or liability.
     If a hedge of a highly probable transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.
     Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the line which most appropriately reflects the nature of the item or transaction.

Fair value hedge
When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivatives that are designated as fair value hedges are recorded in the same line in the income statement, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

Hedge of net investment in a foreign operation
Exchange differences arising from the retranslation of currency instruments designated as hedges of net investments in a foreign operation are taken to shareholders’ equity on consolidation to the extent the hedges are deemed effective.
     Any ineffectiveness arising on a hedge of a net investment in a foreign operation is recognised in net finance expense.

Discontinuance of hedge accounting
Discontinuance of hedge accounting may occur when a hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship but the hedged financial asset or liability remains or a highly probable transaction is still expected to occur. Under a cash flow hedge the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place or the underlying hedged financial asset or liability no longer exists, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement. Under a hedge of a net investment, the cumulative gain or loss remains in equity when the hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the income statement as part of the profit on disposal when the net investment in the foreign operation is disposed. Under a fair value hedge the cumulative gain or loss adjustment associated with the hedged risk is amortised to the income statement using the effective interest method over the remaining term of the hedged item.

Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds received. Shares in the parent company, BT Group plc, held by employee share ownership trusts and repurchased shares are recorded in the balance sheet as a deduction from shareholders’ equity at cost.

Critical accounting estimates and key judgements
The preparation of financial statements in conformity with IFRSs requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. The areas involving a higher degree of judgement or complexity are described below.

Long-term customer contracts
Long-term customer contracts can extend over a number of financial years. During the contractual period, revenue, costs and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate the contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. The group performs ongoing profitability reviews of its contracts in order to determine whether the latest estimates are appropriate. Key factors reviewed include transaction volumes, or other inputs for

BT Group plc Annual Report & Form 20-F	93

Consolidated financial statements Accounting policies

which we get paid, future staff and third party costs and anticipated cost productivity, savings and efficiencies.

Providing for doubtful debts
BT provides services to around 16 million individuals and businesses, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Estimates, based on our historical experience are used in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the economy and particular industry issues.

Interconnect income and payments to other telecommunications operators
In certain instances, BT relies on other operators to measure the traffic flows interconnecting with our networks. Estimates are used in these cases to determine the amount of income receivable from or payments we need to make to these other operators. The prices at which these services are charged are often regulated and are subject to retrospective adjustment and estimates are used in assessing the likely effect of these adjustments.

Pension obligations
BT has a commitment, mainly through the BT Pension Scheme, to pay pension benefits to approximately 350,000 people over more than 60 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the rate at which the future pension payments are discounted. We use estimates for all these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations.

Useful lives for property, plant and equipment
The plant and equipment in BT’s networks is long lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. The annual depreciation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on their remaining lives in light of technological change, network investment plans (including the group’s 21CN transformation programme), prospective economic utilisation and physical condition of the assets concerned. Changes to service lives of assets implemented from 1 April 2007 in aggregate had no significant impact on the results for the year ended 31 March 2008.

Property arrangements
As part of the property rationalisation programme, we have identified a number of surplus properties. Although efforts are being made to sub-let this space, it is recognised that this may not be possible immediately in the current economic environment. Estimates have been made of the cost of vacant possession and any shortfall arising from the sub lease rental income being lower than the lease costs being borne by BT. Any such cost or shortfall has been recognised as a provision.

Income tax
The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. We believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements.

Deferred tax
Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

Goodwill
The recoverable amount of cash generating units has been determined based on value in use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs and profit margins for each cash generating unit.

Determination of fair values
Certain financial instruments such as investments, derivative financial instruments and certain elements of loans and borrowings, are carried on the balance sheet at fair value, with changes in fair value reflected in the income statement. Fair values are estimated by reference in part to published price quotations and in part by using valuation techniques.

Accounting standards, interpretations and amendments to published standards adopted in the year ended 31 March 2008
During the year the following standards, interpretations and amendments to published standards, which are relevant to the group’s operations became effective and were adopted:
IFRS 7, ‘Financial Instruments: Disclosures’ (IFRS 7)

Amendment to IAS 1 ‘Presentation of Financial Statements – Capital Disclosures’ (Amendment to IAS 1)

IFRIC 8, ‘Scope of IFRS 2’

IFRIC 9, ‘Reassessment of embedded derivatives’

IFRIC 10, ‘Interim financial reporting and impairment’

IFRIC 11, ‘IFRS 2, Group and treasury share transactions’

The adoption of these standards has not had a significant impact on the group’s financial position or results of operations. The adoption of IFRS 7 and the amendment to IAS 1 has resulted in additional disclosures in the group’s annual report and Form 20-F.

94	BT Group plc Annual Report & Form 20-F

Financial statements

Accounting standards, interpretation and amendments to published standards not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after 1 April 2008 or later periods, but which the group has not adopted early. Those which are relevant to the group’s operations are as follows:

IFRS 2, ‘Share based payments – vesting conditions and cancellations’, (effective from 1 April 2009)
The amendment to IFRS 2 restricts the definition of a vesting condition to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the group or the counterparty, this must be accounted for as a cancellation. The group is currently assessing the potential impact of this amendment upon the results and net assets of the group.

IFRS 3 (Revised), ‘Business Combinations’ (effective from 1 April 2010)
IFRS 3 (Revised) amends certain aspects of accounting for business combinations set out in IFRS 3. Amendments include the requirement to expense all transaction costs as incurred and the requirement for all payments to acquire a business to be recorded at fair value at the acquisition date, with some contingent payments subsequently re-measured at fair value through the income statement. IFRS 3 (Revised) is applicable prospectively to business combinations effected on or after the effective date. The group is currently assessing the potential impact of this amendment upon the results and net assets of the group.

IFRS 8, ‘Operating Segments’ (effective from 1 April 2009)
IFRS 8 requires the identification of operating segments based on internal reporting to the chief operating decision maker and extends the scope and disclosure requirements of IAS 14 ‘Segmental Reporting’. The group is currently assessing the impact of IFRS 8 on its segmental analysis disclosure.

IAS 1 (Revised), ‘Presentation of financial statements’ (effective from 1 April 2009)
IAS 1 (Revised) prescribes the basis for presentation of financial statements to ensure comparability both with the entity’s financial statements of previous periods and with the financial statements of other entities. IAS 1 (Revised) introduces a number of changes to the requirements for the presentation of financial statements, which include the following: the separate presentation and owner and non-owner changes in equity; requirement for entities making restatements or reclassifications of comparative information to present a balance sheet as at the beginning of the comparative period and optional name changes for certain of the primary statements. The group is currently assessing the impact of the revision on the presentation of its financial statements.

Amendment to IAS 23, ‘Borrowing Costs’ (effective from 1 April 2009)
The amendment to IAS 23 eliminates the option to expense borrowing costs attributable to the acquisition, construction or production of a qualifying asset as incurred. As a result, the group will be required to capitalise such borrowing costs as part of the cost of that asset. The group is currently assessing the impact of the amendment upon the results and net assets of the group.

IAS 27 (Revised), ‘Consolidated and separate financial statements’ (effective from 1 April 2010)
IAS 27 (Revised) requires the effects of all transactions with non controlling interests to be recorded in equity if there is no change in control. Such transactions will no longer result in goodwill or gains or losses being recorded. IAS 27 (Revised) also specifies that when control is lost, any remaining interest should be re-measured to fair value and a gain or loss recorded through the income statement. The group has assessed the impact of this interpretation and concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 12, ‘Service Concession Arrangements’ (effective from 1 April 2008)
IFRIC 12 addresses the accounting by operators of public-private service concession arrangements. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 13, ‘Customer loyalty programmes’ (effective from 1 April 2009)
IFRIC 13 clarifies that where goods and services are sold together with a customer loyalty incentive, the arrangement is a multiple element arrangement and the consideration receivable from the customer should be allocated between the components of the arrangement in proportion to their fair values. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 14, ‘Defined benefit assets and minimum funding requirements’ (effective from 1 April 2008)
IFRIC 14 provides guidance on assessing the limit in IAS 19, ‘Employee Benefits’, on the amount of surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a contractual minimum funding requirement. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

BT Group plc Annual Report & Form 20-F	95

Consolidated financial statements
Group income statement
		Before specific	Specific
		items	items [a]	Total
Year ended 31 March 2008	Notes	£m	£m	£m

Revenue	1	20,704	–	20,704
Other operating income	2	359	(10)	349
Operating costs	3	(18,168)	(529)	(18,697)

Operating profit	1	2,895	(539)	2,356
Finance expense	5	(2,891)	–	(2,891)
Finance income	5	2,513	–	2,513

Net finance expense		(378)	–	(378)
Share of post tax loss of associates and joint ventures	14	(11)	–	(11)
Profit on disposal of associate		–	9	9

Profit before taxation		2,506	(530)	1,976
Taxation	7	(581)	343	(238)

Profit for the year		1,925	(187)	1,738

Attributable to:
Equity shareholders of the parent		1,924	(187)	1,737
Minority interests	21	1	–	1

Earnings per share	8
Basic				21.5	p
Diluted				21.1	p

a	For a definition of specific items, see accounting policies on page 88. An analysis of specific items is provided in note 4.

Dividends paid in the year were £1,241 million (2007: £1,053 million, 2006: £912 million), as shown in note 6. Dividends proposed in respect of 2008 were 15.8 pence per share (2007: 15.1 pence, 2006: 11.9 pence) which amounts to approximately £1,236 million (2007: £1,247 million, 2006: £993 million).
		Before specific	Specific
		items	items [a]	Total
Year ended 31 March 2007	Notes	£m	£m	£m

Revenue	1	20,223	–	20,223
Other operating income	2	236	(3)	233
Operating costs	3	(17,746)	(169)	(17,915)

Operating profit	1	2,713	(172)	2,541
Finance expense	5	(2,604)	–	(2,604)
Finance income	5	2,371	139	2,510

Net finance expense		(233)	139	(94)
Share of post tax profit of associates and joint ventures	14	15	–	15
Profit on disposal of associate		–	22	22

Profit before taxation		2,495	(11)	2,484
Taxation	7	(611)	979	368

Profit for the year		1,884	968	2,852

Attributable to:
Equity shareholders of the parent		1,882	968	2,850
Minority interests	21	2	–	2

Earnings per share	8
Basic				34.4	p
Diluted				33.6	p

a	For a definition of specific items, see accounting policies on page 88. An analysis of specific items is provided in note 4.

96	BT Group plc Annual Report & Form 20-F

Financial statements

Consolidated financial statements
Group income statement
		Before specific	Specific
		items	items [a]	Total
Year ended 31 March 2006	Notes	£m	£m	£m

Revenue	1	19,514	–	19,514
Other operating income	2	227	–	227
Operating costs	3	(17,108)	(138)	(17,246)

Operating profit	1	2,633	(138)	2,495
Finance expense	5	(2,740)	–	(2,740)
Finance income	5	2,268	–	2,268

Net finance expense		(472)	–	(472)
Share of post tax profit of associates and joint ventures	14	16	–	16
Profit on disposal of joint venture		–	1	1

Profit before taxation		2,177	(137)	2,040
Taxation	7	(533)	41	(492)

Profit for the year		1,644	(96)	1,548

Attributable to:
Equity shareholders of the parent		1,643	(96)	1,547
Minority interests	21	1	–	1

Earnings per share	8
Basic				18.4	p
Diluted				18.1	p

a	For a definition of specific items, see accounting policies on page 88. An analysis of specific items is provided in note 4.

Group statement of recognised income and expense

			2008	2007	2006
Year ended 31 March		Notes	£m	£m	£m

Profit for the year			1,738	2,852	1,548

Actuarial gains relating to retirement benefit obligations		29	2,621	1,409	2,122
Exchange differences:
–	on translation of foreign operations		213	(95)	53
–	fair value loss on net investment hedges		–	–	(20)
–	reclassified and reported in net profit		–	–	(9)
Fair value movements on available-for-sale assets:
–	fair value gains		–	–	35
–	reclassified and reported in net profit		–	–	(35)
Fair value movements on cash flow hedges:
–	fair value gains (losses)		446	(201)	4
–	reclassified and reported in net profit		(294)	364	(204)
–	reclassified and reported in non current assets		11	–	–
Tax impact of above items		7	(832)	(486)	(593)

Net gains recognised directly in equity			2,165	991	1,353

Total recognised income and expense for the year			3,903	3,843	2,901

Attributable to:
Equity shareholders of the parent			3,899	3,843	2,900
Minority interests			4	–	1

			3,903	3,843	2,901

A reconciliation of the changes in other reserves and retained earnings is given in notes 24 and 25.

BT Group plc Annual Report & Form 20-F	97

Consolidated financial statements
Group cash flow statement
		2008	2007	2006
Year ended 31 March	Notes	£m	£m	£m
Cash flow from operating activities
Profit before taxation		1,976	2,484	2,040
Depreciation and amortisation		2,889	2,920	2,884
Loss (profit) on sale of associates and non current asset investments		1	(19)	1
Net finance expense		378	94	472
Other non cash charges		60	50	87
Share of losses (profits) of associates and joint ventures		11	(15)	(16)
Decrease (increase) in inventories		23	(6)	(13)
Increase in trade and other receivables		(498)	(373)	(41)
Increase in trade and other payables		451	282	174
(Decrease) increase in provisions and other liabilities		(104)	(172)	189

Cash generated from operations		5,187	5,245	5,777
Income taxes paid		(222)	(411)	(390)
Income tax repayment for prior years		521	376	–

Net cash inflow from operating activities		5,486	5,210	5,387

Cash flow from investing activities
Interest received		111	147	185
Dividends received from associates and joint ventures		2	6	1
Proceeds on disposal of group undertakings		–	27	–
Proceeds on disposal of property, plant and equipment		62	89	66
Proceeds on disposal of associates and joint ventures		13	27	–
Proceeds on disposal of non current financial assets		1	4	1
Proceeds on disposal of current financial assets		4,779	8,525	9,894
Acquisition of subsidiaries, net of cash acquired		(377)	(284)	(165)
Purchases of property, plant and equipment and computer software		(3,315)	(3,298)	(2,940)
Investment in associates and joint ventures		–	(7)	(2)
Purchases of non current financial assets		(2)	(7)	(2)
Purchases of current financial assets		(4,938)	(8,007)	(6,824)

Net cash (outflow) inflow from investing activities		(3,664)	(2,778)	214

Cash flow from financing activities
Equity dividends paid		(1,236)	(1,054)	(907)
Dividends paid to minority interests		–	(3)	–
Interest paid		(842)	(797)	(1,086)
Repayments of borrowings		(913)	(809)	(4,148)
Repayment of finance lease liabilities		(284)	(276)	(284)
Net (purchase of) proceeds on issue of commercial paper		(681)	309	464
New bank loans raised		3,939	11	1,022
Repurchase of ordinary shares		(1,498)	(400)	(348)
Proceeds on issue of treasury shares		85	123	9
Repurchase of ordinary shares by subsidiary		–	(2)	–

Net cash used in financing activities		(1,430)	(2,898)	(5,278)

Effect of exchange rate changes on cash and cash equivalents		25	(35)	–
Net increase (decrease) in cash and cash equivalents		417	(501)	323
Cash and cash equivalents at the start of the year		757	1,258	935

Cash and cash equivalents at the end of the year	9	1,174	757	1,258

98	BT Group plc Annual Report & Form 20-F

Financial statements

Consolidated financial statements
Group balance sheet

		2008	2007
At 31 March	Notes	£m	£m
Non current assets
Intangible assets	11	3,355	2,584
Property, plant and equipment	12	15,307	14,997
Derivative financial instruments	17	310	25
Investments	13	31	27
Retirement benefit asset	29	2,887	–
Associates and joint ventures	14	85	67
Trade and other receivables	15	854	523
Deferred tax assets	20	–	117

		22,829	18,340

Current assets
Inventories		122	133
Trade and other receivables	15	4,449	4,073
Current tax receivable		–	504
Derivative financial instruments	17	77	27
Investments	13	440	270
Cash and cash equivalents	9	1,435	808

		6,523	5,815

Current liabilities
Loans and other borrowings	16	1,524	2,203
Derivative financial instruments	17	267	318
Trade and other payables	18	7,591	6,674
Current tax liabilities		241	277
Provisions	19	81	100

		9,704	9,572

Total assets less current liabilities		19,648	14,583

Non current liabilities
Loans and other borrowings	16	9,818	6,387
Derivative financial instruments	17	805	992
Other payables	18	707	590
Deferred tax liabilities	20	2,513	1,683
Retirement benefit obligations	29	108	389
Provisions	19	265	270

		14,216	10,311

Equity
Ordinary shares	23	420	432
Share premium	23	62	31
Capital redemption reserve		15	2
Other reserves	24	(527)	88
Retained earnings	25	5,439	3,685

Total parent shareholders’ equity		5,409	4,238
Minority interests	21	23	34

Total equity	22	5,432	4,272

		19,648	14,583

The consolidated financial statements on pages 88 to 138 and 144 were approved by the Board of Directors on 14 May 2008 and were signed on its behalf by

Sir Michael Rake
Chairman

Ben Verwaayen
Chief Executive

Hanif Lalani
Group Finance Director

BT Group plc Annual Report & Form 20-F	99

Consolidated financial statements
Notes to the consolidated financial statements

1. Segmental analysis
Primary reporting format – business segments
The group’s principal activities include: the provision of networked IT services; local, national and international telecommunications services; broadband and internet products and services; and converged fixed/mobile products and services.
     The group is organised into four customer-facing lines of business, BT Global Services, BT Retail, BT Wholesale and Openreach, which are supported by two internal functional units, BT Operate and BT Design.
     The activities of each of the customer facing lines of business are as follows:
     BT Global Services serves major corporate and carrier organisations across the world providing high-performance managed networked IT services, application management, professional services and outsourcing solutions.
     BT Retail serves consumer customers and small and medium sized enterprises (SMEs) in the UK, providing a range of innovative communications products and services. BT Retail also includes BT Ireland, which operates across the major corporate, SME, consumer and wholesale markets throughout the Republic of Ireland and Northern Ireland, and Enterprises, which comprises a number of individual businesses such as BT Conferencing, BT Directories and BT Payphones.
     BT Wholesale provides services to UK communications providers through a diverse portfolio ranging from nationally available broadband, voice and data connectivity services and interconnect to bespoke, fully managed network outsourcing and value added solutions.
     Openreach is responsible for the crucial ‘first mile’ connecting communications provider customers to their local telephone exchange, giving them open and economic access to the UK network. Openreach products are sold on an equivalent basis to BT lines of business and other communications providers at the same arm’s length prices, with the BT lines of business being treated no differently than any other customer with regard to terms and conditions or acccess to systems and data.

Business transformation
With effect from 1 October 2007, the group changed the presentation of its financial results to reflect the reorganisation of the business that has taken place in 2008. The segment results for 2007 and 2006 have therefore been restated to provide a consistent presentation for all years. The reorganisation has not impacted overall group results.
     The new organisational structure is based around two new internal functional units, namely BT Design and BT Operate. BT Design and BT Operate support the existing four customer facing lines of business. BT Design is responsible for the development and deployment of the platforms, systems and processes which support our services and BT Operate is responsible for their operation. Neither BT Design nor BT Operate are reportable segments, and the reportable segments continue to be the customer facing lines of business. Neither BT Design nor BT Operate generate any revenue and both operate on a cost recovery basis. The costs incurred by BT Design and BT Operate are allocated to the customer facing lines of business in line with the services they provide. The depreciation and amortisation incurred by BT Operate in relation to the networks and systems they manage and operate on behalf of the customer facing lines of business are allocated to the lines of business based on their expected utilisation. The assets managed by BT Operate and their capital expenditure in the year are also allocated to the lines of business in a manner consistent with the depreciation and amortisation. Accordingly, the segmental results do not necessarily reflect the operating results of the lines of business as if they were independent business operations.
     The historical results of the lines of business have changed, however, reflecting changes to the structure of intra-group trading arrangements and the allocation of costs between the lines of business. The main change to the intra-group trading arrangements is that a significant amount of intra-group trading has been eliminated. The exception to this is Openreach as trading between Openreach and the other customer facing lines of business has not been impacted by the group’s reorganisation.
     Intra-group revenue generated from the sale of regulated products and services is based on the market price. Intra-group revenue generated from the sale of other products and services is agreed between the relevant lines of business.
     In addition to the four customer facing lines of business, the remaining operations of the group are aggregated and included within the ‘other’ category to reconcile to the consolidated results of the group. Included within other is any over or under recovery of costs by BT Design and BT Operate, as well as the other group functions and operations.

Revenue by line of business

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Intra-group	Total
Year ended 31 March 2008	£m	£m	£m	£m	£m	£m	£m
External revenue	7,889	8,194	3,707	886	28	–	20,704
Internal revenue	–	283	1,252	4,380	–	(5,915)	–

Total revenue	7,889	8,477	4,959	5,266	28	(5,915)	20,704

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Intra-group	Total
Year ended 31 March 2007 (restated)	£m	£m	£m	£m	£m	£m	£m
External revenue	7,312	8,100	4,109	685	17	–	20,223
Internal revenue	–	246	1,277	4,538	–	(6,061)	–

Total revenue	7,312	8,346	5,386	5,223	17	(6,061)	20,223

100	BT Group plc Annual Report & Form 20-F

Financial statements

1. Segmental analysis continued

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Intra-group	Total
Year ended 31 March 2006 (restated)	£m	£m	£m	£m	£m	£m	£m
External revenue	7,013	8,208	3,957	318	18	–	19,514
Internal revenue	–	239	1,237	4,870	–	(6,346)	–

Total revenue	7,013	8,447	5,194	5,188	18	(6,346)	19,514

Operating results by line of business
	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2008	£m	£m	£m	£m	£m	£m
Operating profit before specific items	117	1,050	502	1,222	4	2,895
Specific items					(539)	(539)

Segment result	117	1,050	502	1,222	(535)	2,356
Share of post tax loss of associates and joint ventures						(11)
Profit on disposal of associate						9
Net finance expense						(378)

Profit before tax						1,976
Taxation						(238)

Profit for the year						1,738

Depreciation	548	377	839	664	(18)	2,410
Amortisation	196	68	54	25	136	479

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2007 (restated)	£m	£m	£m	£m	£m	£m
Operating profit before specific items	70	912	592	1,220	(81)	2,713
Specific items					(172)	(172)

Segment result	70	912	592	1,220	(253)	2,541
Share of post tax profit of associates and joint ventures						15
Profit on disposal of associate						22
Net finance expense						(94)

Profit before tax						2,484
Taxation						368

Profit for the year						2,852

Depreciation	484	402	864	663	123	2,536
Amortisation	181	43	44	44	72	384

BT Group plc Annual Report & Form 20-F	101

Consolidated financial statements Notes to the consolidated financial statements

1. Segmental analysis continued
	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2006 (restated)	£m	£m	£m	£m	£m	£m
Operating profit before specific items	85	814	609	1,228	(103)	2,633
Specific items					(138)	(138)

Segment result	85	814	609	1,228	(241)	2,495
Share of post tax profit of associates and joint
ventures						16
Profit on disposal of joint venture						1
Net finance expense						(472)

Profit before tax						2,040
Taxation						(492)

Profit for the year						1,548

Depreciation	532	385	796	770	151	2,634
Amortisation	83	27	42	30	68	250

Assets and liabilities by line of business
	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
At 31 March 2008	£m	£m	£m	£m	£m	£m
Assets
Segment assets	8,131	2,999	3,870	9,150	(63)	24,087
Associates and joint ventures					85	85
Unallocated assets					5,180	5,180

Consolidated total assets	8,131	2,999	3,870	9,150	5,202	29,352

Liabilities
Segment liabilities	3,773	2,365	1,008	850	567	8,563
Unallocated liabilities					15,357	15,357

Consolidated total liabilities	3,773	2,365	1,008	850	15,924	23,920

Capital expenditure
Property, plant and equipment	474	281	560	972	226	2,513
Intangible assets	310	80	103	101	232	826

	784	361	663	1,073	458	3,339
Consideration for acquisitions	409	71	–	–	–	480

Total capital additions	1,193	432	663	1,073	458	3,819

102	BT Group plc Annual Report & Form 20-F

Table of Content

Financial statements

1. Segmental analysis continued
	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
At 31 March 2007 (restated)	£m	£m	£m	£m	£m	£m
Assets
Segment assets	6,883	2,803	3,817	8,707	130	22,340
Associates and joint ventures					67	67
Unallocated assets					1,748	1,748

Consolidated total assets	6,883	2,803	3,817	8,707	1,945	24,155

Liabilities
Segment liabilities	3,125	2,346	1,047	598	418	7,534
Unallocated liabilities					12,349	12,349

Consolidated total liabilities	3,125	2,346	1,047	598	12,767	19,883

Capital expenditure
Property, plant and equipment	428	276	559	981	196	2,440
Intangible assets	243	71	64	127	302	807

	671	347	623	1,108	498	3,247
Consideration for acquisitions	236	107	–	–	–	343

Total capital additions	907	454	623	1,108	498	3,590

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, and trade receivables. Unallocated assets include cash and cash equivalents, deferred and current taxation, investments, derivatives, associates and joint ventures and the retirement benefit asset. Segment liabilities comprise trade and other payables and provisions. Unallocated liabilities include current and deferred taxation, retirement benefit obligations, finance lease liabilities, corporate borrowings and related derivatives.

Secondary reporting format – geographical information

	2008	2007	2006
Revenue by geographic area	£m	£m	£m
UK	17,186	17,241	16,901
Europe, Middle East and Africa, excluding the UK	2,510	2,174	1,900
Americas	847	711	627
Asia Pacific	161	97	86

Total	20,704	20,223	19,514

The reorganisation of the group has not impacted the presentation of the geographical segments of the group. The analysis of revenue by geographical area is on the basis of the country of origin of the customer invoice. In an analysis of revenue by destination, incoming and transit international calls would be treated differently, but would not lead to a materially different geographical analysis.
	2008	2007	2008	2007	2008	2007

		Total assets	Capital expenditure		Consideration for acquisitions
Total assets and capital expenditure by geographic area	£m	£m	£m	£m	£m	£m
UK	18,435	17,208	3,023	2,951	71	152
Europe, Middle East and Africa, excluding the UK	4,195	4,078	187	203	137	27
Americas	1,286	993	103	73	130	164
Asia Pacific	256	128	26	20	142	–
Unallocated assets	5,180	1,748	–	–	–	–

Total assets	29,352	24,155	3,339	3,247	480	343

Total assets and capital expenditure are allocated to geographical areas based on the location of the asset.

BT Group plc Annual Report & Form 20-F	103

Consolidated financial statements Notes to the consolidated financial statements

2. Other operating income

	2008	2007	2006
	£m	£m	£m
Profits on disposal of property, plant and equipment	50	20	2
Income from repayment works	74	68	74
Other operating income	235	148	151

Other operating income before specific items	359	236	227
Specific items (note 4)	(10)	(3)	–

Other operating income	349	233	227

3. Operating costs

	2008	2007	2006
	£m	£m	£m
Costs by nature
Staff costs:
Wages and salaries	4,242	4,099	3,910
Social security costs	417	388	377
Pension costs	626	643	603
Share based payments	73	93	76

Total staff costs	5,358	5,223	4,966
Own work capitalised	(724)	(718)	(674)

Net staff costs	4,634	4,505	4,292
Depreciation of property, plant and equipment:
Owned assets	2,324	2,420	2,500
Under finance leases	86	116	134
Amortisation of intangible assets	479	384	250
Payments to telecommunications operators	4,237	4,162	4,045
Other operating costs	6,408	6,159	5,887

Total operating costs before specific items	18,168	17,746	17,108
Specific items (note 4)	529	169	138

Total operating costs	18,697	17,915	17,246

Operating costs before specific items include the following:
Leaver costs[a]	127	147	133
Research and development expenditure[b]	857	692	487
Rental costs relating to operating leases	423	389	413
Foreign currency losses	8	5	12

a	Leaver costs exclude manager leaver costs associated with the group’s transformation and reorganisation activities that have taken place in the year. Manager leaver costs associated with the transformation activities have been recorded as a specific item. Other leaver costs are included within wages and salaries and social security costs.
b	Research and development expenditure includes amortisation of £325 million (2007: £314 million, 2006: £161 million) in respect of internally developed computer software.

104	BT Group plc Annual Report & Form 20-F

Financial statements

4. Specific items
The group separately identifies and discloses significant one off or unusual items (termed ‘specific items’). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. A definition of specific items is provided in the accounting policies section on page 88.
	2008	2007	2006
	£m	£m	£m
Other operating income
Net loss on sale of group undertakings[a]	10	5	–
Profit on sale of non current asset investments[b]	–	(2)	–

	10	3	–
Operating costs
Restructuring costs[c]	402	–	–
Property rationalisation costs[d]	–	64	68
Creation of Openreach and delivery of the Undertakings[e]	53	30	70
Write off of circuit inventory and other working capital balances[f]	74	65	–
Costs associated with settlement of open tax years[g]	–	10	–

	529	169	138
Finance income
Interest on settlement of open tax years[g]	–	(139)	–

Share of results of associates and joint ventures
Profit on disposal of associates and joint ventures[h]	(9)	(22)	(1)

Net specific items charge before tax	530	11	137

Tax credit in respect of settlement of open tax years[g]	(40)	(938)	–
Tax credit on re-measurement of deferred tax[i]	(154)	–	–
Tax credit on specific items above	(149)	(41)	(41)

Net specific items charge (credit) after tax	187	(968)	96

a	The loss on disposal in the current and prior year relates primarily to the disposal of the group’s satellite broadcast service assets (2008: £10 million, 2007: £7 million, 2006: £nil).
b	In 2007 the group disposed of some non-core investments, resulting in a profit of £2 million (2008 and 2006: £nil).
c	In 2008 the group has incurred costs of £402 million (2007 and 2006: £nil) in respect of the group’s transformation and reorganisation activities. The costs mainly comprise manager leaver costs, property exit and transformation programme costs.
d	In 2007 and 2006 the group incurred property rationalisation costs of £64 million and £68 million, respectively. No property rationalisation costs were incurred in 2008.
e	In 2008 a charge of £53 million (2007: £30 million, 2006: £70 million) was recognised for the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach and meet the requirements of the Undertakings.
f	In 2008 the group recorded a charge of £74 million (2007: £65 million, 2006: £nil) as a result of the completion of the review of circuit inventory and other working capital balances, which commenced in 2007.
g	In 2008, the group agreed an outstanding tax matter relating to a business disposed of in 2001, the impact of which was a tax credit of £40 million and closes all open items in relation to the settlement reached in 2007. In 2007, the group agreed settlement of substantially all open UK tax matters relating to the ten tax years up to and including 2004/05 with HMRC. Specific items therefore include a net credit of £1,067 million, which represents those elements of the tax charges previously recognised that were in excess of the final agreed liability of £938 million; interest income of £139 million on the repayment; and operating costs of £10 million, representing the costs associated with reaching the agreement.
h	In 2008, the group recognised a profit on disposal of its interest in its associate, e-peopleserve. In 2006 the group disposed of 6% of its equity interest in Tech Mahindra Limited, an associate. The resulting profit on disposal was £22 million.
i	In 2008 a tax credit of £154 million has been recognised for the measurement of deferred tax balances for the change in the UK statutory corporation tax rate to 28%, effective in 2009.

BT Group plc Annual Report & Form 20-F	105

Consolidated financial statements Notes to the consolidated financial statements

5. Finance expense and finance income
	2008	2007	2006
	£m	£m	£m
Finance expense
Interest on listed bonds, debentures and notes[a,b]	629	623	831
Interest on finance leases[a]	31	44	62
Interest on other borrowings[a]	159	58	20
Unwinding of discount on provisions[a]	3	3	3
Net fair value loss on financial instruments in a fair value hedge[c]	–	–	–
Net foreign exchange loss on items in hedging relationships[d]	–	–	–
Fair value loss on derivatives not in a designated hedge relationship[e]	41	4	8
Interest on pension scheme liabilities	2,028	1,872	1,816

Total finance expense	2,891	2,604	2,740

a	Calculated using the effective interest method unless otherwise stated below.
b	Includes a net charge of £77 million (2007: £67 million, 2006: £41 million) relating to fair value movements on derivatives recycled from the cash flow reserve.
c	Includes a net credit of £6 million (2007: net credit of £70 million, 2006: net charge of £71 million) relating to fair value movements arising on hedged items and a net charge of £6 million (2007: net charge of £70 million, 2006: net credit of £71 million) relating to fair value movements arising on derivatives designated as fair value hedges.
d	Includes a net charge of £373 million (2007: net credit of £420 million, 2006: net charge of £330 million) relating to foreign exchange movements on hedged loans and borrowings and a net credit of £373 million (2007: net charge of £420 million, 2006: net credit of £330 million) relating to fair value movements on derivatives recycled from the cash flow reserve.
e	Includes a loss of £2 million (2007 and 2006: £nil) recycled from the cash flow reserve arising on de-designation of derivatives from a hedge relationship.

	2008	2007	2006
	£m	£m	£m
Finance income
Income from listed investments
Net gain on held for trading investments	–	6	6
Interest on available-for-sale investments	–	1	38
Other interest and similar income
Interest on held for trading investments	–	39	31
Interest on available-for-sale investments	25	16	12
Interest on loans and receivables	40	17	84
Other interest and similar income[a]	–	139	–
Net gain on disposal of available-for-sale financial asset[b]	–	–	27
Net foreign exchange on items in hedging relationships[c]	–	–	–
Expected return on pension scheme assets	2,448	2,292	2,070

Total finance income	2,513	2,510	2,268

Net finance expense	378	94	472

a	2007 includes £139 million relating to interest on settlement of open tax matters disclosed as a specific item (see note 4).
b	On 11 August 2005, the group exercised its option to require early redemption of its US dollar convertible 2008 bond. Bondholders had the option to take redemption proceeds in the form of cash or shares in the group’s interest in LG Telecom. The majority of bondholders exercised their option to take the redemption proceeds in the form of LG Telecom shares. Other interest in 2006 includes a net bond redemption gain of £27 million. This reflects the write off of LG Telecom shares of £121 million and the associated release from the available-for-sale reserve of £35 million; the write off of the bond and transaction costs of £87 million and the associated option liability of £17 million; and the release from the translation reserve of £9 million credit relating to foreign exchange movements on the investment in LG Telecom to the date of disposal.
c	Includes a net charge of £nil (2007: net charge £123 million, 2006: net credit of £85 million) relating to foreign exchange movements on hedged investments and a net credit of £nil (2007: net credit of £123 million, 2006: net charge of £85 million) relating to fair value movements on derivatives recycled from the cash flow reserve.

6. Dividends

	2008		2007		2006

	pence		pence		pence
	per share	£m	per share	£m	per share	£m
Final paid in respect of the prior year	10.00	810	7.60	631	6.50	551
Interim paid in respect of the current year	5.40	431	5.10	422	4.30	361

	15.40	1,241	12.70	1,053	10.80	912

The directors are proposing that a final dividend in respect of the year ended 31 March 2008 of 10.4 pence per share will be paid to shareholders on 15 September 2008, taking the full year proposed dividend in respect of the 2008 financial year to 15.8 pence (2007: 15.1 pence, 2006: 11.9 pence). This dividend is subject to approval by shareholders at the Annual General Meeting and therefore the liability of approximately £805 million (2007: £825 million) has not been included in these financial statements. The proposed dividend will be payable to all shareholders on the Register of Members on 22 August 2008.

106	BT Group plc Annual Report & Form 20-F

Financial statements

7. Taxation

Analysis of taxation expense (credit) for the year

	2008	2007	2006
	£m	£m	£m
United Kingdom
Corporation tax at 30% (2007 and 2006: 30%)	214	256	404
Adjustments in respect of prior periods	18	(1,096)	(69)
Non UK taxation
Current	42	25	12
Adjustments in respect of prior periods	(88)	38	1

Total current tax expense (credit)	186	(777)	348

Deferred tax
Origination and reversal of temporary differences	78	367	155
Adjustment in respect of prior periods	(26)	42	(11)

Total deferred tax expense	52	409	144

Total taxation expense (credit) in the income statement	238	(368)	492

Factors affecting taxation expense (credit)
The taxation expense (credit) on the profit for the year differs from the amount computed by applying the corporation tax rate to the profit before taxation as a result of the following factors:

	2008		2007		2006

	£m	%	£m	%	£m	%
Profit before taxation	1,976		2,484		2,040

Notional taxation expense at UK rate of 30% (2007 and 2006: 30%)	592	30.0	745	30.0	612	30.0
Effects of:
Non deductible depreciation and amortisation	23	1.1	4	0.1	8	0.4
Non (taxable) deductible non UK (profits) losses	(7)	(0.3)	9	0.4	29	1.4
Higher (lower) taxes on non UK profits	7	0.3	11	0.4	(1)	–
Lower taxes on gain on disposal of non current investments and group undertakings	–	–	(2)	(0.1)	–	–
Other deferred tax assets not recognised	(13)	(0.6)	–	–	(25)	(1.2)
Associates and joint ventures	(2)	(0.1)	(5)	(0.2)	(5)	(0.2)
Adjustments in respect of prior periods	(56)	(2.8)	(78)	(3.2)	(79)	(3.9)
Tax credit in respect of settlement of open tax years	(40)	(2.0)	(938)	(37.8)	–	–
Re-measurement of deferred tax balances at 28%	(154)	(7.8)	–	–	–	–
Other	(112)	(5.8)	(114)	(4.5)	(47)	(2.4)

Total taxation expense (credit) and effective tax rate	238	12.0	(368)	(14.9)	492	24.1

Specific items	343		979		41

Total taxation expense before specific items and effective tax rate on profit before specific items	581	23.2	611	24.5	533	24.5

Tax on items taken directly to equity

	2008	2007	2006
	£m	£m	£m
Current tax credit on exchange differences	(1)	–	–
Deferred tax expense (credit) relating to losses on cash flow hedges	29	62	(45)
Deferred tax expense relating to ineffective hedges	–	–	9
Deferred tax expense on actuarial gain relating to retirement benefit obligations	804	424	629

Total taxation on items taken to statement of recognised income and expense	832	486	593
Current tax credit relating to share based payments	(17)	(12)	–
Deferred tax expense (credit) relating to share based payments	62	(70)	(5)

Total taxation on items taken directly to equity[a]	877	404	588

a	2008 includes a £50 million expense arising from the re-measurement of deferred tax balances at 28%.

BT Group plc Annual Report & Form 20-F	107

Consolidated financial statements Notes to the consolidated financial statements

8. Earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity shareholders by the weighted average number of shares in issue after deducting the group’s shares held by employee share ownership trusts and treasury shares.
     In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account where the impact of these is dilutive. Options over 58 million shares (2007: 12 million shares, 2006: 52 million shares) were excluded from the calculation of the total diluted number of shares as the impact of these is anti-dilutive.
The weighted average number of shares in the years were:
	2008		2007		2006
	millions of		millions of		millions of
	shares		shares		shares
Basic	8,066		8,293		8,422
Dilutive ordinary shares from share options	106		123		79
Dilutive ordinary shares held in trust	51		63		36

Total diluted	8,223		8,479		8,537

Profit attributable to equity shareholders of the parent (£m)	1,737		2,850		1,547

Basic earnings per share (pence)	21.5	p	34.4	p	18.4	p
Diluted earnings per share (pence)	21.1	p	33.6	p	18.1	p

Basic earnings per share before specific items, and the per share impact of individual specific items, is as follows:

		2008		2007		2006

	pence		pence		pence
	per share	£m	per share	£m	per share	£m
Per share impact of specific items:
Net loss on sale of group undertakings	0.1	10	–	5	–	–
Profit on sale of non current asset investments	–	–	–	(2)	–	–
Restructuring costs	5.0	402	–	–	–	–
Property rationalisation costs	–	–	0.8	64	0.8	68
Creation of Openreach and delivery of the Undertakings	0.7	53	0.4	30	0.8	70
Write off of circuit inventory and other working capital balances	0.9	74	0.8	65	–	–
Costs associated with settlement of open tax years	–	–	0.1	10	–	–
Interest on settlement of open tax years	–	–	(1.7)	(139)	–	–
Profit on disposal of associates and joint ventures	(0.1)	(9)	(0.3)	(22)	–	(1)
Tax credit in respect of settlement of open tax years	(0.5)	(40)	(11.3)	(938)	–	–
Tax credit on re-measurement of deferred tax	(1.9)	(154)	–	–	–	–
Tax credit on specific items	(1.8)	(149)	(0.5)	(41)	(0.5)	(41)

Basic loss (earnings) per share/loss (profit) for the year attributable to specific items	2.4	187	(11.7)	(968)	1.1	96

Basic earnings per share/profit for the year attributable to equity shareholders	21.5	1,737	34.4	2,850	18.4	1,547

Basic earnings per share/profit for the year before specific items	23.9	1,924	22.7	1,882	19.5	1,643

Diluted earnings per share/profit for the year	21.1	1,737	33.6	2,850	18.1	1,547
Diluted loss (earnings) per share/loss (profit) for the year attributable to specific items	2.3	187	(11.4)	(968)	1.1	96

Diluted earnings per share/profit for the year before specific items	23.4	1,924	22.2	1,882	19.2	1,643

108	BT Group plc Annual Report & Form 20-F

Financial statements

9. Cash and cash equivalents

	2008	2007
	£m	£m
Cash at bank and in hand	732	568

Cash equivalents
Available for sale
Listed	8	10
Loans and receivables
UK deposits	671	221
European deposits	24	9

Total cash equivalents	703	240

Total cash and cash equivalents	1,435	808
Bank overdrafts	(261)	(51)

Cash and cash equivalents per the cash flow statement	1,174	757

The group has cross undertaking guarantee facilities across certain bank accounts which allow a legally enforceable right of set off of the relevant cash and overdraft balances on bank accounts included within each scheme. Included within overdrafts at 31 March 2008 were balances of £256 million (2007: £49 million) which had a legally enforceable right of set off against cash balances of £112 million (2007: £117 million). These balances have not been netted above as settlement is not intended to take place simultaneously or on a net basis.
     The credit rating of counterparties with which cash and cash equivalents were held ranged from AAA to A with Standard and Poor’s and Aaa to A with Moody’s in both 2008 and 2007. The majority of cash and cash equivalents are fixed rate financial assets held for periods ranging from one day to three months.

10. Net debt
Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged.
     This definition of net debt measures balances at the expected value of future undiscounted cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the effective interest method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements amounting to £256 million (2007: £49 million). Net debt is a non-GAAP measure since it is not defined in accordance with IFRS but it is a key indicator used by management in order to assess operational performance and balance sheet strength.
	2008	2007
	£m	£m
Analysis of net debt
Loans and other borrowings (current and non current)	11,342	8,590
Less:
Cash and cash equivalents	1,435	808
Current asset investments	440	270

	9,467	7,512

Adjustments:
To retranslate currency denominated balances at swapped rates where hedged	241	577
To recognise borrowings and investments at net proceeds and unamortised discount	(248)	(175)

Net debt	9,460	7,914

After allocating the element of the adjustments which impacts loans and other borrowings as defined above, gross debt at 31 March 2008 was £11,076 million (2007: £8,943 million).

	2008	2007
	£m	£m
Reconciliation of movement in net debt
Net debt at 1 April	7,914	7,534
Increase in net debt resulting from cash flows	1,510	219
Net debt assumed or issued on acquisitions	35	11
Currency movements	(4)	124
Other non-cash movements	5	26

Net debt at 31 March	9,460	7,914

BT Group plc Annual Report & Form 20-F	109

Consolidated financial statements Notes to the consolidated financial statements

11. Intangible assets

			Brands, customer
		Telecommunication	relationships and	Computer
	Goodwill	licences and other	technology	software [a]	Total
	£m	£m	£m	£m	£m
Cost
At 1 April 2006	543	206	106	1,784	2,639
Additions	–	–	–	807	807
Disposals and adjustments	–	(15)	–	(104)	(119)
Acquisitions through business combinations	296	4	12	12	324
Exchange differences	(20)	(10)	–	(12)	(42)

At 1 April 2007	819	185	118	2,487	3,609
Additions	–	–	–	826	826
Disposals and adjustments	(62)	36	62	(181)	(145)
Acquisitions through business combinations	320	6	68	2	396
Exchange differences	11	39	–	43	93

At 31 March 2008	1,088	266	248	3,177	4,779

Amortisation
At 1 April 2006		62	11	658	731
Charge for the year		11	13	360	384
Disposals and adjustments		(8)	–	(73)	(81)
Acquisitions through business combinations		1	–	7	8
Exchange differences		(7)	–	(10)	(17)

At 1 April 2007		59	24	942	1,025
Charge for the year		12	43	424	479
Disposals and adjustments		31	–	(164)	(133)
Acquisitions through business combinations		2	–	2	4
Exchange differences		17	–	32	49

At 31 March 2008		121	67	1,236	1,424

Carrying amount
At 31 March 2008	1,088	145	181	1,941	3,355

At 31 March 2007	819	126	94	1,545	2,584

a	Includes additions in 2008 of £720 million (2007: £741 million) in respect of internally developed computer software.

Impairment tests of goodwill
The group performs an annual goodwill impairment test, based on cash generating units (CGUs). BT Global Services is a CGU. BT Retail comprises four CGUs: Consumer; Business; Enterprises; and BT Ireland. These are the smallest identifiable groups of assets that generate cash inflows that have goodwill and are largely independent of the cash inflows from other groups of assets. The group has made a number of acquisitions in recent years, all of which have been fully integrated into the relevant line of business and CGU. The group’s reorganisation has not impacted the group’s CGUs or the allocation of goodwill.
     Goodwill is allocated to the group’s CGUs as follows:
		BT Retail

	BT Global
	Services	Consumer	Business	Enterprises	BT Ireland	Total
	£m	£m	£m	£m	£m	£m
At 1 April 2006	488	–	–

				39

					16

						543

Acquisition through business combinations	223	57	–	16	–	296
Exchange differences	(20)	–	–	–	–	(20)

At 1 April 2007	691	57	–	55	16	819
Acquisition through business combinations	273	13	34	–	–	320
Disposals and adjustments	(39)	(23)	–	–	–	(62)
Exchange differences	11	–	–	–	–	11

At 31 March 2008	936	47	34	55	16	1,088

110	BT Group plc Annual Report & Form 20-F

Financial statements

11. Intangible assets continued
The recoverable amount of each CGU is based on value in use calculations. These are determined using cash flow projections derived from financial budgets approved by the board covering a five year period. They reflect management’s expectation of revenue growth, operating costs and margin for each CGU based on past experience. Cash flows beyond the five year period have been extrapolated using an estimated terminal growth rate of 0%. This rate has been determined with regard to projected growth rates for the specific markets in which the CGUs participate and is not considered to exceed the long-term average growth rates for those markets. Discount rates applied to the cash flow forecasts are derived from the group’s pre-tax weighted average cost of capital, adjusted for the different risk profile of the individual CGUs. The discount rates applied were 10% and 11.4%.
     The forecasts are most sensitive to changes in projected revenue growth rates in the first five years of the forecast period. However there is significant headroom and based on the sensitivity analysis performed we have concluded that no reasonably possible changes in the base case assumptions would cause the carrying amount of the CGUs to exceed their recoverable amount.

12. Property, plant and equipment

		Network		Assets in
	Land and	infrastructure		course of
	buildings [a,b]	and equipment [b]	Other [c]	construction	Total
	£m	£m	£m	£m	£m

Cost
At 1 April 2006	1,120	35,911	2,188	895	40,114
Additions	19	296	210	1,936	2,461
Acquisition through business combinations	4	13	11	–	28
Transfers	57	1,767	9	(1,833)	–
Exchange differences	(10)	(107)	(20)	(4)	(141)
Disposals and adjustments	(75)	(1,031)	(178)	19	(1,265)

At 1 April 2007	1,115	36,849	2,220	1,013	41,197
Additions	18	250	225	2,031	2,524
Acquisition through business combinations	12	237	35	–	284
Transfers	39	1,794	2	(1,835)	–
Exchange differences	30	396	83	22	531
Disposals and adjustments	(5)	(409)	(371)	9	(776)

At 31 March 2008	1,209	39,117	2,194	1,240	43,760

Accumulated depreciation
At 1 April 2006	412	22,983	1,554	–	24,949
Charge for the year	49	2,307	180	–	2,536
Acquisition through business combinations	2	7	7	–	16
Exchange differences	(5)	(64)	(14)	–	(83)
Disposals and adjustments	(32)	(1,000)	(150)	–	(1,182)

At 1 April 2007	426	24,233	1,577	–	26,236
Charge for the year	55	2,127	228	–	2,410
Acquisition through business combinations	5	167	26	–	198
Exchange differences	18	281	70	–	369
Disposals and adjustments	(4)	(404)	(327)	–	(735)

At 31 March 2008	500	26,404	1,574	–	28,478

Carrying amount
At 31 March 2008	709	12,713	620	1,240	15,282
Engineering stores	–	–	–	25	25

Total at 31 March 2008	709	12,713	620	1,265	15,307

At 31 March 2007	689	12,616	643	1,013	14,961
Engineering stores	–	–	–	36	36

Total at 31 March 2007	689	12,616	643	1,049	14,997

BT Group plc Annual Report & Form 20-F	111

Consolidated financial statements Notes to the consolidated financial statements

12. Property, plant and equipment continued

	2008	2007
	£m	£m

[a]The carrying amount of land and buildings, including leasehold improvements, comprised:
Freehold	265	254
Long leases (over 50 years unexpired)	125	131
Short leases	319	304

Total land and buildings	709	689

b	The carrying amount of the group’s property, plant and equipment includes an amount of £275 million (2007: £353 million) in respect of assets held under finance leases, comprising land and buildings of £80 million (2007: £83 million) and network infrastructure and equipment of £195 million (2007: £270 million). The depreciation charge on those assets for 2008 was £86 million (2007: £116 million), comprising land and buildings of £3 million (2007: £3 million) and network infrastructure and equipment of £83 million (2007: £113 million).
c	Other mainly comprises motor vehicles and computers.

	2008	2007
	£m	£m

Additions to property, plant and equipment comprised:
Land and buildings	33	61
Network infrastructure and equipment
Transmission equipment	1,117	1,209
Exchange equipment	83	118
Other network equipment	1,060	854
Other
Computers and office equipment	181	149
Motor vehicles and other	50	70

Total additions to property, plant and equipment	2,524	2,461
Decrease in engineering stores	(11)	(21)

Total additions	2,513	2,440

13. Investments

	2008	2007
	£m	£m

Non current assets
Available-for-sale	15	14
Loans and receivables	16	13

	31	27

Current assets
Available-for-sale	439	267
Loans and receivables	1	3

	440	270

The majority of investments are floating rate financial assets held for periods ranging from one day to one year.

Available-for-sale
Available-for-sale financial assets consist of liquidity fund deposits denominated in Sterling £335 million (2007: £197 million), Euro £81 million (2007: £48 million) and US dollars £23 million (2007: £22 million) which are immediately accessible to the group to manage liquidity. The credit ratings of counterparties with which available-for-sale investments were held were AAA in both the 2008 and 2007.

Loans and receivables
Loans and receivable financial assets mainly consist of fixed term loans denominated in Sterling with a fixed coupon.

112	BT Group plc Annual Report & Form 20-F

Financial statements

14. Associates and joint ventures

			2008			2007

	Associates	Joint ventures	Total	Associates	Joint ventures	Total
	£m	£m	£m	£m	£m	£m

Non current assets	28	5	33	16	3	19
Current assets	129	4	133	74	6	80
Current liabilities	(78)	(3)	(81)	(29)	(3)	(32)

Share of net assets	79	6	85	61	6	67

Revenue	172	17	189	137	14	151
Expenses	(173)	(23)	(196)	(113)	(21)	(134)
Taxation	(4)	–	(4)	(2)	–	(2)

Share of post tax results	(5)	(6)	(11)	22	(7)	15

	Associates	Joint ventures	Total
	£m	£m	£m

At 1 April 2006	45	3	48
Share of post tax profit (loss)	22	(7)	15
Dividends received	(5)	(1)	(6)
Acquisitions	3	4	7
Disposals	(1)	–	(1)
Exchange differences and other	(3)	7	4

At 1 April 2007	61	6	67
Share of post tax loss	(5)	(6)	(11)
Dividends received	(1)	(1)	(2)
Acquisitions	12	–	12
Disposals	(1)	(1)	(2)
Exchange differences and other	13	8	21

At 31 March 2008	79	6	85

At 31 March 2008, the fair value of the group’s investments in associates and joint ventures for which published price quotations are available was £378 million (2007: £702 million). During 2007, the group disposed of 6% of its equity interest in its associate Tech Mahindra Limited, resulting in a profit on disposal of £22 million.
    Details of the group’s principal associate at 31 March 2008 are set out on page 144.

BT Group plc Annual Report & Form 20-F	113

Consolidated financial statements Notes to the consolidated financial statements

15. Trade and other receivables

	2008	2007
Trade and other receivables	£m	£m
Current
Trade receivables	1,853	1,592
Prepayments	981	922
Accrued income	1,340	1,284
Other receivables	275	275

	4,449	4,073

Trade receivables are stated after deducting allowances for doubtful debts, as follows:

	2008	2007
	£m	£m
At 1 April	280	315
Amounts charged to the income statement	114	117
Utilised in the year	(211)	(147)
Acquisitions	7	–
Exchange differences	19	(5)

At 31 March	209	280

Trade receivables are continuously monitored and allowances applied against trade receivables consist of both specific impairments and collective impairments based on the group’s historical loss experiences for the relevant aged category. Historical loss experience allowances are calculated by line of business to reflect the specific nature of customers relevant to that line of business.

Trade receivables are due as follows:

			Past due and not specifically impaired:

		Trade
		receivables
		specifically
		impaired net of	Between 0 and	Between 3 and	Between 6 and
	Not past due	provision	3 months	6 months	12 months	Over 12 months	Total
	£m	£m	£m	£m	£m	£m	£m

2008	1,090	3	571	63	73	53	1,853
2007	963	1	502	63	42	21	1,592

Gross trade receivables which have been specifically impaired amounted to £68 million (2007: £50 million)
     Trade receivables not past due and accrued income are analysed below by line of business. The nature of customers associated with each segment is provided in note 1.

	2008	2007
Trade receivables not past due	£m	£m
BT Global Services	793	608
BT Retail	224	299
BT Wholesale	68	50
Other	5	6

Total trade receivables not past due	1,090	963

	2008	2007
Accrued income	£m	£m
BT Global Services	797	641
BT Retail	309	360
BT Wholesale	176	226
Openreach	42	53
Other	16	4

Total accrued income	1,340	1,284

Given the broad and varied nature of the group’s customer base, the analysis of trade receivables not past due and accrued income by line of business is considered the most appropriate disclosure of credit concentrations. Cash collateral held against trade and other receivables amounted to £29 million (2007: £33 million).

114	BT Group plc Annual Report & Form 20-F

Financial statements

15. Trade and other receivables continued

	2008	2007
	£m	£m
Non current
Other assets[a]	854	523

a	Mainly represents costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts.

16. Loans and other borrowings

	2008	2007
	£m	£m
Sterling 6.375% bonds 2037[b]	521	–
US dollar 9.125% (2007: 9.125%) notes 2030 (minimum 8.625%a)[b]	1,380	1,398
Sterling 5.75% bonds 2028	608	608
Sterling 3.5% indexed linked notes 2025	315	301
Sterling 8.625% bonds 2020	298	297
US dollar 5.95% bonds 2018[b]	563	–
Sterling 6.625% bonds 2017[b]	524	–
Sterling 8.0% (2007: 8.0%) notes 2016 (minimum 7.5%a)	712	712
Euro 5.25% bonds 2014[b]	622	–
Euro 5.25% bonds 2013[b]	812	–
US dollar 5.15% bonds 2013[b]	434	–
Euro 7.375% (2007: 7.375%) notes 2011 (minimum 6.875%a)[b]	903	768
US dollar 8.625% (2007: 8.625%) notes 2010 (minimum 8.125%a)[b]	1,496	1,515
US dollar 8.765% bonds 2009[c]	110	108
US dollar 7% notes 2007[c]	–	542

Total listed bonds, debentures and notes	9,298	6,249

Finance leases	320	567

Commercial paper[b,d]	107	794
Sterling 6.35% bank loan due 2012	312	–
Sterling 10.4% bank loan due 2009	140	147
Sterling floating rate note 2008-2009 (average effective interest rate 5.2% (2007: 4.3%))	36	42
Sterling floating rate loan 2008-2009 (average effective interest rate 6.7% (2007: 5.5%))	402	724
Sterling floating rate loan 2008 (average effective interest rate 6.3%)	351	–
Sterling floating rate loan 2008 (average effective interest rate 6.4%)	100	–
Other loans 2008-2012	15	16
Bank overdrafts (of which £256 million (2007: £49 million) had a legally enforceable right of set off – see note 9)	261	51

Total other loans and borrowings	1,724	1,774

Total loans and other borrowings	11,342	8,590

a	The interest rate payable on these notes will be subject to adjustment from time to time if either Moody’s or Standard and Poor’s (S&P) reduces the rating ascribed to the group’s senior unsecured debt below A3 in the case of Moody’s or below A - in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each rating agency. In addition, if Moody’s or S&P subsequently increase the ratings ascribed to the group’s senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the above table.
b	Hedged in a designated cash flow hedge.
c	Hedged in a designated cash flow and fair value hedge.
d	Commercial paper is denominated in Sterling £nil (2007: £25 million) and Euro £107 million (2007: £769 million).

BT Group plc Annual Report & Form 20-F	115

Consolidated financial statements Notes to the consolidated financial statements

16. Loans and other borrowings continued
The interest rates payable on loans and borrowings disclosed above reflect the coupons on underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps in hedge arrangements.
     The carrying values disclosed above reflect balances at amortised cost adjusted for deferred and current fair value adjustments to the relevant loans or borrowings’ hedged risk in a fair value hedge. This does not reflect the final principal repayment that will arise after taking account of the relevant derivatives in hedging relationships which is reflected in the table below. Apart from finance leases all borrowings as at 31 March 2008 and 2007 are unsecured.

			2008			2007

			Principal			Principal
	Carrying	Effect of hedging	repayments	Carrying	Effect of hedging	repayments
	amount	and interest[a]	at hedged rates	amount	and interest[a]	at hedged rates
	£m	£m	£m	£m	£m	£m
Repayments fall due as follows:
Within one year, or on demand	1,524	(264)	1,260	2,203	(132)	2,071
Between one and two years	278	22	300	330	1	331
Between two and three years	2,363	157	2,520	340	21	361
Between three and four years	12	–	12	2,250	271	2,521
Between four and five years	1,536	(86)	1,450	12	–	12
After five years	5,626	164	5,790	3,454	242	3,696
Total due for repayment after more than one year	9,815	257	10,072	6,386	535	6,921

Total repayments	11,339	(7)	11,332	8,589	403	8,992
Fair value adjustments for hedged risk	3			1

Total loans and other borrowings	11,342			8,590

a	Adjustment for hedging and interest reflects the impact of the currency element of derivatives and adjusts the repayments to exclude interest recognised in the carrying amount.

As noted above, the principal repayments of loans and borrowings at hedged rates amounted to £11,332 million (2007: £8,992 million). The table below reflects the currency risk, market pricing risk and interest cash flow risk associated with these loans and borrowings after the impact of hedging.

			2008			2007

	Fixed rate	Floating rate		Fixed rate	Floating rate
	interest	interest	Total	interest	interest	Total
	£m	£m	£m	£m	£m	£m
Sterling	9,442	1,718	11,160	5,957	2,880	8,837
Euro	–	172	172	–	155	155

Total	9,442	1,890	11,332	5,957	3,035	8,992

Weighted average effective fixed interest rate Sterling	8.2%			9.2%

The floating rate loans and borrowings bear interest rates fixed in advance for periods ranging from one day to one year by reference to LIBOR quoted rates.

	2008	2007	2008	2007

	Minimum lease payments		Repayment of outstanding
			lease obligations
	£m	£m	£m	£m
Amounts payable under finance leases:
Within one year	35	329	19	303
In the second to fifth years inclusive	127	123	63	56
After five years	450	415	238	208

	612	867	320	567
Less: future finance charges	(292)	(300)	–	–

Total finance lease obligations	320	567	320	567

The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

116	BT Group plc Annual Report & Form 20-F

Financial statements

17. Derivative financial instruments

		2008		2007

	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Interest rate swaps – cash flow hedge	1	207	15	234
Other interest rate swaps	25	239	11	240
Cross currency swaps – cash flow hedge	340	605	10	755
Cross currency swaps – fair value hedge	–	20	–	78
Forward foreign exchange contracts – cash flow hedge	20	1	16	3
Other forward foreign exchange contracts	1	–	–	–

	387	1,072	52	1,310

Analysed as:
Current	77	267	27	318
Non current	310	805	25	992

	387	1,072	52	1,310

The credit rating of counterparties with which derivative assets are held ranged from AAA to A with Standard and Poor’s (S&P) and Aaa to A with Moody’s in the 2008 financial year (2007: AA to A with S&P and Aa to A with Moody’s).
     Details of hedges in which the derivative financial instruments are utilised are disclosed in note 33.

18. Trade and other payables

	2008	2007
	£m	£m
Current
Trade payables	4,410	3,717
Other taxation and social security	548	473
Other payables	838	894
Accrued expenses	580	519
Deferred income	1,215	1,071

	7,591	6,674

	2008	2007
	£m	£m
Non current
Other payables	636	553
Deferred income	71	37

	707	590

Non current payables mainly relate to operating lease liabilities and deferred gains on a prior period sale and finance leaseback transaction.

19. Provisions

	Property		Other
	provisions	[a,d]	provisions	[b]	Total
	£m		£m		£m
At 1 April 2007	240		130		370
Charged to the income statement[c]	24		63		87
Unwind of discount	3		–		3
Acquisitions	–		3		3
Utilised in the year	(57)		(61)		(118)
Exchange differences	–		1		1

At 31 March 2008	210		136		346

BT Group plc Annual Report & Form 20-F	117

Consolidated financial statements Notes to the consolidated financial statements

19. Provisions continued
	2008	2007
	£m	£m
Analysed as:
Current	81	100
Non current	265	270

	346	370

a	Property provisions mainly comprise the onerous lease provision on rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from 1 to 24 years.
b	Other provisions include amounts provided for legal or constructive obligations arising from insurance claims and litigation which will be utilised as the obligations are settled. Also included are amounts provided for the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach and deliver the Undertakings, which will be utilised over three years.
c	Includes specific items of £nil (2007: £64 million) for property rationalisation costs and £53 million (2007: £30 million) relating to the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach and meet the requirements of the Undertakings, see note 4.
d	Provisions classified as financial liabilities amounted to £127 million (2007: £146 million) and relate to leasehold property provisions.

20. Deferred taxation
		Retirement
	Excess capital	benefit	Share based
	allowances	obligations	payments	Other	Total
	£m	£m	£m	£m	£m
At 1 April 2006	1,952	(764)	(25)	(422)	741
Charge (credit) to income statement	144	223	(33)	75	409
Charge (credit) to equity	—	424	(70)	62	416

At 31 March 2007	2,096	(117)	(128)	(285)	1,566

Deferred tax asset	—	(117)	—	—	(117)
Deferred tax liability	2,096	—	(128)	(285)	1,683

At 31 March 2007	2,096	(117)	(128)	(285)	1,566

Charge to the income statement (except impact of change in tax rate)	10	121	11	64	206
Charge to equity (except impact of change in tax rate)	–	768	57	20	845
Impact of change in tax rate	(137)	6	9	18	(104)

At 31 March 2008	1,969	778	(51)	(183)	2,513

Deferred tax asset	–	–	–	–	–
Deferred tax liability	1,969	778	(51)	(183)	2,513

At 31 March 2008	1,969	778	(51)	(183)	2,513

At 31 March 2008, £nil (2007: £117 million) of the deferred tax asset of £nil (2007: £117 million) is expected to be recovered after more than twelve months. At 31 March 2008, £2,513 million (2007: £1,683 million) of the deferred tax liability of £2,513 million (2007: £1,683 million) is expected to be settled after more than twelve months.
     A number of changes to the UK corporation tax system were announced in the March 2007 Budget statement which have been enacted in the 2007 and 2008 Finance Acts. The 2007 financial statements were not impacted as the changes had not been substantively enacted at the balance sheet date. The effect of the change has been to reduce the value of the deferred tax liability recognised at 1 April 2007 by £104 million. This comprises a credit of £154 million which has been recognised in the income statement as a specific item and a charge of £50 million which has been recognised in equity. The decrease in deferred tax is due to the reduction in the corporation tax rate from 30% to 28% with effect from 1 April 2008.

118	BT Group plc Annual Report & Form 20-F

Financial statements

20. Deferred taxation continued
At 31 March 2008 the group had operating losses, capital losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £23.3 billion (2007: £21.1 billion). The group’s capital losses and other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arise. A summary of expiry dates for losses in respect of which restrictions apply is set out below:
	2008	Expiry of
Territory	£m	losses
Restricted losses:
Americas	310	2013 – 2028
Europe	1,788	2008 – 2023

Total restricted losses	2,098

Unrestricted losses:
Operating losses	2,747	No expiry
Capital losses	17,562	No expiry
Other	940	No expiry

Total unrestricted losses	21,249

Total	23,347

At the balance sheet date, the undistributed earnings of overseas subsidiaries was £10.6 billion (2007: £9.3 billion). No deferred tax liabilities have been recognised in respect of those unremitted earnings because the group is in a position to control the timing of the reversal of these temporary differences and it is probable that such differences will not reverse in the foreseeable future. Temporary differences arising in connection with interests in associates and joint ventures for which deferred tax liabilities have not been recognised are insignificant.

21. Minority interests

	2008	2007
	£m	£m
At 1 April	34	52
Share of profits	1	2
Disposal	(23)	(15)
Minority share of dividend paid	–	(3)
Acquisition through business combination	8	–
Exchange differences	3	(2)

At 31 March	23	34

22. Reconciliation of movements in equity

	2008	2007	2006
	£m	£m	£m
Total equity at 1 April	4,272	1,607	95
Transition to IAS 32 and IAS 39	–	–	(209)
Profit for the year	1,737	2,850	1,548
Dividends	(1,241)	(1,053)	(912)
Share based payments	55	71	65
Issue of shares	32	24	4
Net purchase of treasury shares	(1,529)	(284)	(344)
Exchange differences	210	(93)	24
Actuarial gains	2,621	1,409	2,122
Net fair value movements on cash flow hedges	163	163	(200)
Tax on items taken directly to equity	(877)	(404)	(588)
Minority interest	(11)	(18)	2

Net movement in equity	1,160	2,665	1,512

Total equity at 31 March	5,432	4,272	1,607

BT Group plc Annual Report & Form 20-F	119

Consolidated financial statements Notes to the consolidated financial statements

23. Share capital

	Number	Share capital	[a]	Share premium	[b]
	of shares	£m		£m
At 1 April 2006	8,635,377,801	432		7
Arising on share issues	5,277,051	–		24

At 1 April 2007	8,640,654,852	432		31
Arising on share issues	10,572,177	1		31
Cancelled	(250,000,000)	(13)[c]		–

At 31 March 2008	8,401,227,029	420		62

a	The authorised share capital of the company throughout the years ended 31 March 2008 and 2007 was £13,463 million representing 269,260,253,468 ordinary shares of 5p each. The allotted, called up and fully paid ordinary share capital of the company at 31 March 2008 was £420 million (2007: £432 million), representing 8,401,227,029 ordinary shares of 5p each (2007: 8,640,654,852). Of the authorised but unissued share capital at 31 March 2008, 21 million ordinary shares (2007: 21 million) were reserved to meet options granted under employee share option schemes.
b	The share premium account, representing the premium on allotment of shares is not available for distribution. The movement in share premium in 2008 arises on shares issued in consideration for the acquisition of Net 2S SA and in 2008 and 2007, the excess of proceeds received on the exercise of share options versus the cost of treasury shares issued to satisfy those exercises.
c	In 2008 the group cancelled 250 million treasury shares (2007 and 2006: nil) with a nominal value of £13 million (2007 and 2006: nil).

24. Other reserves

						Merger		Total
	Treasury	Cash flow	Available-for		Translation	and other		other
	shares [a]	reserve [b]	-sale reserve	[c]	reserve [d]	reserves	[e]	reserves
	£m	£m	£m		£m	£m		£m
At 31 March 2005	(256)	–	–		20	998		762
Transition to IAS 32 and IAS 39[f]	–	77	–		–	–		77

At 1 April 2005	(256)	77	–		20	998		839
Exchange differences	–	–	–		53	–		53
Net purchase of treasury shares	(344)	–	–		–	–		(344)
Net fair value gains on cash flow hedges	–	4	–		–	–		4
Gains on available-for-sale investments	–	–	35		–	–		35
Fair value loss on net investment hedge	–	–	–		(20)	–		(20)
Recognised in income and expense in the year	–	(204)	(35)		(9)	–		(248)
Tax on items taken directly to equity	–	45	–		–	–		45

At 1 April 2006	(600)	(78)	–		44	998		364
Exchange differences	–	–	–		(93)	–		(93)
Net purchase of treasury shares	(284)	–	–		–	–		(284)
Net fair value losses on cash flow hedges	–	(201)	–		–	–		(201)
Recognised in income and expense in the year	–	364	–		–	–		364
Tax on items taken directly to equity	–	(62)	–		–	–		(62)

At 1 April 2007	(884)	23	–		(49)	998		88
Exchange differences	–	–	–		210	–		210
Net purchase of treasury shares	(1,529)	–	–		–	–		(1,529)
Cancellation of treasury shares	570	–	–		–	–		570
Net fair value gain on cash flow hedges	–	446	–		–	–		446
Recognised in income and expense in the year	–	(294)	–		–	–		(294)
Reclassified and reported in non current assets	–	11	–		–	–		11
Tax on items taken directly to equity	–	(29)	–		–	–		(29)

At 31 March 2008	(1,843)	157	–		161	998		(527)

a	The treasury shares reserve is used to hold BT Group plc shares purchased by the group. During 2008 the company repurchased 539,657,691 (2007: 147,550,000, 2006: 165,772,145) of its own shares of 5p each representing 6% of the called-up share capital, for consideration (including transaction costs) of £1,626 million (2007: £404 million, 2006: £365 million). This includes an accrual of £120 million (2007 and 2006: £nil) for the purchase of treasury shares during the close period ending on 15 May 2008. In addition, 53,250,144 shares (2007: 66,719,600, 2006: 10,221,961) were issued from treasury to satisfy obligations under employee share schemes and executive share awards representing a cost of £97 million (2007: £120 million, 2006: £21 million) and 250,000,000 treasury shares were cancelled at a cost of £570 million. At 31 March 2008, 607,285,178 shares (2007: 370,877,631, 2006: 290,047,231) shares with an aggregate nominal value of £30 million (2007: £19 million, 2006: £15 million) are held as treasury shares at cost.
b	The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.
c	The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets. The gross gain in the period amounted to £nil (2007: £nil, 2006: £35 million).
d	The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.
e	The merger reserve arose on the group reorganisation that occurred in November 2001 and represents the difference between the nominal value of shares in the new parent company, BT Group plc, and the share capital, share premium and capital redemption reserve of the prior parent company, British Telecommunications plc. Other reserves included within this caption relate primarily to unrealised gains and losses on the transfer of assets and group undertakings to a joint venture.
f	The total impact on reserves of the IAS 32 and IAS 39 transitional adjustment is a charge of £209 million.

120	BT Group plc Annual Report & Form 20-F

Financial statements

25. Retained earnings

	2008	2007	2006
	£m	£m	£m
At 1 April	3,685	750	(1,440)
Profit for the year	1,737	2,850	1,548
Share based payment	55	71	65
Dividends	(1,241)	(1,053)	(912)
Actuarial gain	2,621	1,409	2,122
Cancellation of treasury shares	(570)	–	–
Tax on items taken directly to equity	(848)	(342)	(633)

At 31 March	5,439	3,685	750

26. Related party transactions
Amounts paid to the group’s retirement benefit plans are set out in note 29. There were a number of transactions during the year between the company and its subsidiary undertakings, which are eliminated on consolidation and therefore not disclosed.
     Key management personnel are deemed to be the members of the Operating Committee. Of the five members of the Operating Committee, four are members of the Board. It is the Operating Committee which has responsibility for planning, directing and controlling the activities of the group. Key management personnel compensation is shown in the table below:

	2008	2007	2006
	£m	£m	£m
Salaries and short-term benefits	7.0	6.5	5.8
Post employment benefits	1.0	1.4	1.9
Share based payments	5.0	3.2	2.6

	13.0	11.1	10.3

More detailed information concerning directors’ remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the audited part of the Report on directors’ remuneration, which forms part of the financial statements.
     During 2008, the group purchased services in the normal course of business and on an arm’s length basis from its associate Tech Mahindra Limited. The net value of services purchased was £305 million (2007: £178 million, 2006: £105 million) and the amount outstanding and payable for services at 31 March 2008 was £125 million (2007: £97 million, 2006: £59 million). In addition, a cash payment of £55 million was received during 2008, representing income of £28 million and a prepayment of £27 million.

27. Financial commitments and contingent liabilities
Capital expenditure contracted for at the balance sheet date but not yet incurred was:	2008	2007
	£m	£m
Property, plant and equipment	639	647
Software	101	132

Total	740	779

Future minimum operating lease payments for the group were as follows:	2008	2007
	£m	£m
Payable in the year ending 31 March:
2008	–	479
2009	469	449
2010	453	433
2011	432	421
2012	408	408
2013	388	395
Thereafter	6,592	6,734

Total future minimum operating lease payments	8,742	9,319

Operating lease commitments were mainly in respect of land and buildings. Leases have an average term of 24 years (2007: 25 years) and rentals are fixed for an average of 24 years (2007: 25 years).
     At 31 March 2008, other than disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.

BT Group plc Annual Report & Form 20-F	121

Consolidated financial statements Notes to the consolidated financial statements

27. Financial commitments and contingent liabilities continued
The group has provided guarantees relating to certain leases entered into by O2 UK Limited prior to its demerger with O2 on 19 November 2001. O2 plc has given BT a counterindemnity for these guarantees. The maximum exposure is US$72 million (2007: US$82 million), approximately £36 million (2007: £39 million) as at 31 March 2008, although this could increase by a further US$402 million (2007: US$404 million), approximately £202 million (2007: £205 million) in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until O2 UK Limited has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.
     The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the group.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS (Universal mobile telecommunication system) auction which took place in 2000. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendents were also acquitted. The Public Prosecutor is in the process of appealing the court’s decision. If the appeal is successful, BT could be held liable, with others, for any damages. The company has concluded that it would not be appropriate to make a provision in respect of any such claim.
     The European Commission formally investigated the way the UK government set BT’s property rates and those paid by Kingston Communications, and whether or not the Government complied with European Community Treaty rules on state aid. It concluded that no state aid had been granted. The Commission’s decision has now been appealed, but we continue to believe that any allegation of state aid is groundless, and that the appeal will not succeed.

28. Acquisitions
	BT Global Services

	Comsat
	International	Other	BT Retail	Total
Year ended 31 March 2008	£m	£m	£m	£m
Fair value of consideration	130	279	71	480
Less: fair value of net assets acquired	57	79	24	160

Goodwill arising	73	200	47	320

Consideration:
Cash	125	204	63	392
Deferred consideration	5	53	8	66
Equity shares issued	–	22	–	22

Total	130	279	71	480

The outflow of cash and cash equivalents is as follows:
Cash consideration	125	204	63	392
Less: cash acquired	3	13	3	19

	122	191	60	373

	BT Global Services

	INS	Other	BT Retail	Total
Year ended 31 March 2007	£m	£m	£m	£m
Fair value of consideration	133	103	107	343
Less: fair value of net assets acquired	36	31	53	120

Goodwill arising	97	72	54	223

Consideration:
Cash	131	53	105	289
Deferred consideration	2	50	2	54

Total	133	103	107	343

The outflow of cash and cash equivalents is as follows:
Cash consideration	131	53	105	289
Less: cash acquired	2	3	16	21

	129	50	89	268

122	BT Group plc Annual Report & Form 20-F

Financial statements

28. Acquisitions continued

Year ended 31 March 2008
BT Global Services
Comsat International
On 14 June 2007, the group acquired Comsat International Inc (Comsat International) through the purchase of 100% of the issued share capital of its parent company, CI Holding Corporation. The total purchase consideration was £130 million, including £5 million deferred, contingent consideration. The net assets acquired in the transaction and the goodwill arising are as follows:

	Book	Fair value
	value	adjustments	Fair value
	£m	£m	£m
Intangible assets	–	11	11
Property, plant and equipment	70	1	71
Other non current assets	4	–	4
Receivables	31	–	31
Cash and cash equivalents	3	–	3
Payables	(58)	(5)	(63)

Net assets acquired	50	7	57

Goodwill			73

Total consideration			130

Intangible assets recognised in respect of Comsat International comprise customer relationships and a brand. Goodwill represents Comsat’s geographic presence and capabilities, as well as the assembled workforce. The fair value adjustments relating to Comsat International were provisional at 31 March 2008 and will be finalised in 2009.
     From the date of acquisition, Comsat International has contributed revenue of £82 million and a net profit of £2 million to the group’s results. If the acquisition had occurred on 1 April 2007, the group’s revenue would have been higher by £20 million and profit for the year would have been higher by £1 million.

Other
During the year, the group has acquired a number of smaller subsidiary undertakings that now form part of BT Global Services. These acquisitions include principally, Frontline Technologies Corporation Limited, i2i Enterprise Private Limited, Net 2S SA (Net 2S) and I.NET SpA (I.NET). The total purchase consideration paid for these subsidiaries was £279 million, including £53 million deferred, contingent consideration. The group acquired 100% of each company, with the exception of Net 2S, where the group had acquired 91% of the issued share capital at 31 March 2008, and I.NET where the group increased its holding by 25% to 90% of the issued share capital in the year. An element of the purchase consideration for Net 2S was satisfied through the issue of shares in BT Group plc. A total of 10,572,177 shares were issued, with a fair value of £22 million. The fair value of the shares issued was determined by reference to the BT Group plc share price on the date the shares were issued. The combined net assets acquired in these transactions and the goodwill arising is as follows:

	Book	Fair value
	value	adjustments	Fair value
	£m	£m	£m
Intangible assets	5	35	40
Property, plant and equipment	13	(2)	11
Associates and joint ventures	12	–	12
Receivables	111	–	111
Cash and cash equivalents	13	–	13
Payables	(123)	–	(123)
Minority interest	15	–	15

Net assets acquired	46	33	79

Goodwill			200

Total consideration			279

Intangible assets recognised in respect of these acquisitions comprise customer relationships, brands and proprietary technology. Goodwill principally represents the geographical presence and capabilities of the acquired companies, as well as the assembled workforce and anticipated synergies. The fair value adjustments in respect of these acquisitions were provisional at 31 March 2008 and will be finalised in 2009.
     From the date of acquisition, these acquisitions have contributed revenue of £74 million and a net profit of £2 million to the group’s results. If the acquisitions had occurred on 1 April 2007, the group’s revenue would have been higher by £209 million and profit for the year would have been higher by £4 million.

BT Group plc Annual Report & Form 20-F	123

Consolidated financial statements Notes to the consolidated financial statements

28. Acquisitions continued

BT Retail
During the year, the group has acquired a number of smaller subsidiary undertakings that now form part of BT Retail. These acquisitions include principally, Lynx Technology Holdings Limited, Basilica Group Limited and Brightview plc. The total purchase consideration paid for these subsidiaries was £71 million, including £8 million deferred, contingent consideration. The group acquired 100% of each company. The combined net assets acquired in these transactions and the goodwill arising is as follows:
	Book	Fair value
	value	adjustments	Fair value
	£m	£m	£m
Intangible assets	–	23	23
Property, plant and equipment	4	–	4
Receivables	22	(1)	21
Cash and cash equivalents	3	–	3
Payables	(25)	(2)	(27)

Net assets acquired	4	20	24

Goodwill			47

Total consideration			71

Intangible assets recognised in respect of these acquisitions comprise customer relationships and brand names. Goodwill arising on these acquisitions principally relates to anticipated cost and revenue synergies and the assembled workforce. The fair value adjustments in respect of these acquisitions were provisional at 31 March 2008 and will be finalised in 2009.
     From the date of acquisition, these acquisitions have contributed revenue of £89 million and a net loss of £1 million to the group’s results. If the acquisitions had occurred on 1 April 2007, the group’s revenue would have been higher by £63 million and profit for the year would have been higher by £1 million.

Year ended 31 March 2007
BT Global Services
International Network Services
On 25 February 2007, BT acquired 100% of the issued share capital of International Network Services Inc (INS) for a total consideration of £133 million. At 31 March 2007, the fair value of INS’ net assets were determined on a provisional basis. During 2008 the determination of fair value has been finalised and adjustments have been made to the balances previously reported. Prior year balances have not been restated as the amount of the adjustment is not significant to the group. The net assets acquired in the transaction and the goodwill arising were as follows:
		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m
Intangible assets	3	24	27
Property, plant and equipment	1	–	1
Receivables	18	–	18
Cash and cash equivalents	2	–	2
Payables	(12)	–	(12)

Net assets acquired	12	24	36

Goodwill			97

Total consideration			133

Intangible assets recognised in respect of the acquisition of INS are customer relationships and proprietary software and technology. Goodwill comprises principally anticipated synergies and cost savings, and the assembled workforce, together with anticipated benefits to the group of INS’ internal processes and procedures.

124	BT Group plc Annual Report & Form 20-F

Financial statements

28. Acquisitions continued

Other
During 2007, the group acquired a number of smaller subsidiary undertakings that now form part of BT Global Services. These acquisitions include principally Counterpane LLC and I3IT Limited. The total purchase consideration paid for these subsidiaries was £103 million, including £50 million deferred, contingent consideration. The group acquired 100% of each company, with the exception of I.NET where the group increased its holding by 14% to 65% of the issued share capital.
     At 31 March 2007, the fair value of Counterpane LLC’s net assets were determined on a provisional basis. During 2008, the determination of fair value has been finalised and an adjustment has been made to the balances previously reported. Prior year balances have not been restated as the amount of the adjustment is not significant to the group. The combined net assets acquired in these transactions and the goodwill arising is as follows:

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m
Intangible assets	–	15	15
Receivables	9	–	9
Cash and cash equivalents	3	–	3
Payables	(8)	–	(8)
Minority interest	12	–	12

Net assets acquired	16	15	31

Goodwill			72

Total consideration			103

Intangible assets recognised in respect of these acquisitions comprise principally proprietary technology. Goodwill in respect of these acquisitions comprises principally anticipated synergies, together with the value of the assembled workforce.

BT Retail
During 2007, the group acquired PlusNet plc and dabs.com, both of which form part of BT Retail. The total purchase consideration paid for these subsidiaries was £107 million, including £2 million deferred, contingent consideration. The group acquired 100% each company. At 31 March 2007, the fair value of PlusNet’s net assets were determined on a provisional basis. During the current financial year, the determination of fair value has been finalised and an adjustment has been made to the balances previously reported. Prior year balances have not been restated as the amount of the adjustment is not significant to the group. The combined net assets acquired in these transactions and the goodwill arising is as follows:

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m
Intangible assets	5	30	35
Property, plant and equipment	11	(1)	10
Inventory	5	–	5
Receivables	13	–	13
Cash and cash equivalents	15	–	15
Payables	(25)	–	(25)

Net assets acquired	24	29	53

Goodwill			54

Total consideration			107

Intangible assets recognised in respect of these transactions comprise principally customer relationships, brand names and proprietary technology. Goodwill in respect of these acquisitions comprises principally anticipated cost savings and synergies and the value of the assembled workforce.

29. Retirement benefit plans
Background
The group offers retirement benefit plans to its employees. The group’s main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme where the benefits are based on employees’ length of service and final pensionable pay. This scheme has been closed to new entrants since 31 March 2001 and replaced by a defined contribution scheme, the BT Retirement Plan (BTRP). The total pension cost of the group for the year, included within staff costs, was £626 million (2007: £643 million, 2006: £603 million).

Defined contribution schemes
The income statement charge in respect of defined contribution schemes represents the contribution payable by the group based upon a fixed percentage of employees’ pay. The total pension cost for the year in respect of the group’s main defined contribution scheme was £37 million (2007: £28 million, 2006: £19 million) and £3 million (2007: £3 million, 2006: £2 million) of contributions were outstanding at 31 March 2008.

BT Group plc Annual Report & Form 20-F
125

Consolidated financial statements Notes to the consolidated financial statements

29. Retirement benefit plans continued
Defined benefit schemes
BT Pension Scheme Trustees Limited administers and manages the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the trust deed of the BTPS, there are nine trustee directors appointed by the group, five of which appointments are made with the agreement of the relevant trade unions, including the Chairman of the Trustees. Four trustee directors other than the Chairman are appointed by BT on the nomination of the relevant trade unions. Two of the trustee directors will normally hold senior positions within the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate, there should be at least one current pensioner or deferred pensioner of the BTPS as one of the trustee directors. Trustee directors are appointed for a three-year term, but are then eligible for re-appointment.

Measurement of scheme assets and liabilities – IAS 19
Scheme assets are measured at the bid market value at the balance sheet date. The liabilities of the BTPS are measured by discounting the best estimate of future cash flows to be paid out by the scheme using the projected unit method. Estimated future cash flows are discounted at the current rate of return on high quality corporate bonds of an equivalent term to the liability. Actuarial gains and losses are recognised in full in the period in which they occur in the statement of recognised income and expense.

The financial assumptions used to measure the net pension obligation of the BTPS at 31 March 2008 are as follows:

	Real rates (per annum)						Nominal rates (per annum)

	2008		2007		2006		2008		2007		2006
	%		%		%		%		%		%
Rate used to discount liabilities	3.24		2.28		2.19		6.85		5.35		5.00
Average future increases in wages and salaries	0.75	[a]	0.75	[a]	0.75	[a]	4.28	[a]	3.77	[a]	3.52	[a]
Average increase in pensions in payment and deferred pensions	–		–		–		3.50		3.00		2.75
Inflation – average increase in retail price index	–		–		–		3.50		3.00		2.75

a There is a short term reduction in the real salary growth assumption to 0.5% for the first three years.

The average life expectancy assumptions, after retirement at 60 years of age, are as follows:

	2008	2007

	Number of years	Number of years
Male in lower pay bracket	22.8	22.6
Male in higher pay bracket	25.2	25.0
Female	25.7	25.6
Future improvement every 10 years	1.0	1.0

Amounts recognised in respect of defined benefit schemes
The net pension asset (obligation) is set out below:

	2008			2007

		Present value	Asset		Present value	Asset
	Assets	of liabilities	(obligation)	Assets	of liabilities	(obligation)
	£m	£m	£m	£m	£m	£m
BTPS	37,331	(34,444)	2,887	38,287	(38,580)	(293)
Other schemes	117	(225)	(108)	103	(199)	(96)

	37,448	(34,669)	2,779	38,390	(38,779)	(389)
Deferred tax (liability) asset at 28% (2007: 30%)			(778)			117

Net pension asset (obligation)			2,001			(272)

Amounts recognised in the income statement on the basis of the above assumptions in respect of pension asset (obligation) are as follows:

	2008	2007	2006
	£m	£m	£m
Current service cost (including defined contribution schemes)	626	643	603

Total operating charge	626	643	603
Expected return on pension scheme assets	(2,448)	(2,292)	(2,070)
Interest on pension scheme liabilities	2,028	1,872	1,816

Net finance income	(420)	(420)	(254)

Total amount charged to the income statement	206	223	349

126	BT Group plc Annual Report & Form 20-F

Financial statements

29. Retirement benefit plans continued
The present value of the obligation is derived from long-term cash flow projections and is thus inherently uncertain. The benefits payable by the BTPS are expected to be paid as follows:

Forecast benefits payable by the BTPS at 31 March 2008
(£bn)

     An analysis of actuarial gains and losses and the actual return on plan assets is shown below:

	2008	2007	2006
	£m	£m	£m
Actuarial gains and losses recognised in the year	2,621	1,409	2,122
Cumulative actuarial gains and losses	6,446	3,825	2,416
Actual return on plan assets	(124)	3,285	6,925

Changes in the present value of the defined benefit pension obligation are as follows:

	2008	2007
	£m	£m
Opening defined benefit pension obligation	(38,779)	(38,187)
Service cost	(576)	(600)
Interest cost	(2,028)	(1,872)
Contributions by employees	(19)	(18)
Actuarial gain	5,193	416
Benefits paid	1,559	1,477
Exchange differences	(19)	5

Closing defined benefit pension obligation	(34,669)	(38,779)

Changes in the fair value of plan assets are as follows:

	2008	2007
	£m	£m
Opening fair value of plan assets	38,390	35,640
Expected return	2,448	2,292
Actuarial (loss) gain	(2,572)	993
Regular contributions by employer	388	406
Deficiency contributions by employer	320	520
Contributions by employees	19	18
Benefits paid	(1,559)	(1,477)
Exchange differences	14	(2)

Closing fair value of plan assets	37,448	38,390

BT Group plc Annual Report & Form 20-F	127

Consolidated financial statements Notes to the consolidated financial statements

29. Retirement benefit plans continued

The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2008, the UK equities included 10 million (2007: 14 million) ordinary shares of the company with a market value of £22 million (2007: £43 million). The group occupies two properties owned by the BTPS scheme on which an annual rental of £0.1 million is payable (2007: £0.1 million).
     The expected long-term rate of return and fair values of the assets of the BTPS at 31 March were:

	2008					2007

	Expected long-					Expected long-
	term rate of					term rate of
	return					return
	(per annum	)	Asset fair value		Target	(per annum)	Asset fair value		Target
	%		£bn	%	%	%	£bn	%	%
UK equities	8.5		6.2	17	23	7.4	9.8	26	23
Non-UK equities	8.5		10.5	28	28	7.4	11.2	29	28
Fixed-interest securities	5.7		7.1	19	15	4.7	6.5	17	15
Index-linked securities	4.6		3.6	10	10	4.4	3.3	9	10
Property	7.0		5.2	14	13	5.8	4.7	12	13
Alternative assets	7.2		2.9	8	11	7.4	2.0	5	11
Cash and other	5.0		1.8	4	–	4.8	0.8	2	–

	7.1		37.3	100	100	6.4	38.3	100	100

The assumption for the expected return on scheme assets is a weighted average based on the assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on fixed interest and interest linked securities are based on the gross redemption yields at the start of the year. Expected returns on equities, property and alternative asset classes are based on a combination of an estimate of the risk premium above yields on government bonds, consensus economic forecasts of future returns and historical returns. Alternative asset classes include commodities and hedge funds. During the year short-term de-risking activities have hedged the downside risks associated with the scheme’s equity exposure and reduced the short-term economic exposure to equities to 39%. The long-term expected rate of return on investments does not affect the level of the obligation but does affect the expected return on pension scheme assets within the net finance income.

The history of experience gains and losses are as follows:

	2008	2007	2006	2005
	£m	£m	£m	£m
Present value of defined benefit obligation	34,669	38,779	38,187	34,435
Less: Fair value of plan assets	37,448	38,390	35,640	29,628

Net pension asset (obligation)	2,779	(389)	(2,547)	(4,807)
Experience adjustment on defined benefit obligation – (loss) gain	(22)	190	(527)	(437)
Percentage of the present value of the defined benefit obligation	0.1%	0.5%	1.4%	1.3%
Experience adjustment on plan assets – (loss) gain	(2,572)	993	4,855	1,664
Percentage of the plan assets	6.9%	2.6%	13.6%	5.6%

The group expects to contribute approximately £393 million to the BTPS in 2009. No deficiency contributions are due in 2009.

Sensitivity analysis of the principal assumptions used to measure BTPS scheme liabilities
The assumed discount rate, mortality rates and salary increases all have a significant effect on the measurement of scheme liabilities. The following table shows the sensitivity of the valuation to changes in these assumptions:

Impact on
liability

Decrease/
(increase)
£bn
0.25 percentage point increase to:
– discount rate	1.2
– salary increases	(0.3)
Additional 1.0 year increase to life expectancy	(1.4)

128	BT Group plc Annual Report & Form 20-F

Financial statements

29. Retirement benefit plans continued
 Funding valuation and future funding obligations
A triennial valuation is carried out for the independent scheme trustees by a professionally qualified independent actuary, using the projected unit credit method. The purpose of the valuation is to design a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities. The funding valuation is performed at 31 December as this is the financial year end of the BTPS.
     The valuation basis for funding purposes is broadly as follows:
–	scheme assets are valued at market value at the valuation date; and
–	scheme liabilities are measured using a projected unit credit method and discounted to their present value.

The last three triennial valuations were determined using the following long-term assumptions:

		Real rates (per annum)				Nominal rates (per annum)

	2005	2002		1999	2005	2002		1999
	valuation	valuation		valuation	valuation	valuation		valuation
	%	%		%	%	%		%
Discount rate
Pre retirement liabilities	3.06				5.84
Post retirement liabilities	1.79				4.54
Return on existing assets, relative to market values		4.52		2.38		7.13		5.45
(after allowing for an annual increase in dividends of)		1.00		1.00		3.53		4.03
Return on future investments		4.00		4.00		6.60		7.12
Average increase in retail price index	–	–		–	2.70	2.50		3.00
Average future increases in wages and salaries	0.75	1.5	[a]	1.75	3.47	4.04	[a]	4.80
Average increase in pensions	–	–		–	2.70	2.50		3.00

a	There is a short-term reduction in the real salary growth assumption to 1.25% for the first three years.

At 31 December 2005, the assets of the BTPS had a market value of £34.4 billion (2002: £22.8 billion) and were sufficient to cover 90.9% (2002: 91.6%) of the benefits accrued by that date. This represented a funding deficit of £3.4 billion compared with £2.1 billion at 31 December 2002. The funding valuation uses conservative assumptions whereas, had the valuation been based on the actuary’s view of the median estimate basis the scheme would have been in surplus. The market value of equity investments had increased and the investment income and contributions received by the scheme exceeded the benefits paid. In the three years ended 31 December 2005, however, the deficit had not improved by the same amount as the assets because the liabilities included longer life expectancy assumptions and used a lower discount rate.
     Following the valuation the ordinary contributions rate increased to 19.5% of pensionable salaries (including employee contributions of 6%) from 18.2%, with effect from 1 January 2007. In 2008, the group made regular contributions of £380 million (2007: £402 million). In addition, the group agreed to make deficiency payments equivalent to £280 million per annum for ten years. The first three years’ instalments have been paid up front; £520 million was paid in 2007 and £320 million was paid in 2008. Subsequently, annual payments of £280 million will be made, with the next payment due in December 2009. This compared to annual deficiency payments of £232 million that were determined under the 2002 funding valuation.
     The intention is for there to be sufficient assets in the scheme to pay pensions now and in the future. Without any further contribution from the company, it is estimated that as at 31 December 2005, the assets of the scheme would have been sufficient to provide around 70% of the members’ benefits with an insurance company.
     If the group were to become insolvent, however, there are a number of additional protections available to members. Firstly, there is the Crown Guarantee which was granted when the group was privatised in 1984. This applies, on a winding up of the group, to pension entitlements for anyone who joined the scheme before 6 August 1984, and to payments to beneficiaries of such persons. Secondly, the Pension Protection Fund (PPF) may take over the scheme and pay certain benefits to members. There are limits on the amounts paid by the PPF and this would not give exactly the same benefits as those provided by the scheme.
     Under the terms of the trust deed that governs the BTPS, the group is required to have a funding plan that should address the deficit over a maximum period of 20 years. The agreed funding plan addresses the deficit over a period of ten years. The BTPS was closed to new entrants on 31 March 2001 and the age profile of active members will consequently increase. Under the projected unit credit method, the current service cost, as a proportion of the active members’ pensionable salaries, is expected to increase as the members of the scheme approach retirement. Despite the scheme being closed to new entrants, the projected payment profile extends over more than 60 years.

BT Group plc Annual Report & Form 20-F	129

Consolidated financial statements Notes to the consolidated financial statements

30. Employees

		2008		2007		2006

	Year end	Average	Year end	Average	Year end	Average
	000	000	000	000	000	000
Number of employees in the group:
UK	91.3	93.0	92.8	92.4	92.7	91.5
Non UK	20.6	15.5	13.4	12.8	11.7	11.5

Total employees	111.9	108.5	106.2	105.2	104.4	103.0

		2008		2007	[a]		2006	[a]

	Year end	Average	Year end	Average		Year end	Average
	000	000	000	000		000	000
Number of employees in the group:
BT Global Services	33.1	30.3	29.6	28.9		28.7	28.5
BT Retail	21.1	20.7	20.3	20.3		20.1	19.7
BT Wholesale	2.9	3.1	3.4	3.7		4.2	4.2
Openreach	33.6	33.8	33.3	32.1		30.5	30.0
Other	21.2	20.6	19.6	20.2		20.9	20.6

Total employees	111.9	108.5	106.2	105.2		104.4	103.0

a	Restated to reflect the reorganisation of the group.

31. Share based payments
The total charge recognised in 2008 in respect of share based payments was £73 million (2007: £93 million, 2006: £76 million). The total fair value to be recognised over the vesting period of share options and awards granted in 2008 was £104 million (2007: £92 million, 2006: £105 million).
     The company has an employee share investment plan and savings-related share option plans for its employees and those of participating subsidiaries, further share option plans for selected employees and an employee stock purchase plan for employees in the United States. It also has several share plans for executives. All share based payment plans are equity settled and details of these plans and an analysis of the total charge by type of award is set out below.

	2008	2007	2006
	£m	£m	£m
Employee Sharesave Plan	29	25	21
Allshare	2	26	21
Employee Stock Purchase Plan	1	1	1
Incentive Share Plan	26	18	9
Deferred Bonus Plan	12	13	6
Retention Share Plan	3	3	2
GSOP and GLOP	–	7	16

	73	93	76

Share Options
BT Group Employee Sharesave plans
There is an HMRC approved savings related share option plan, under which employees save on a monthly basis, over a three or five-year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five year plans and 10% for three year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Options are granted annually, usually in June. Similar plans operate for BT’s overseas employees.

Employee Stock Purchase Plan
The BT Group Employee Stock Purchase Plan (ESPP), for employees in the US, enables participants to purchase American Depositary Shares (ADSs) quarterly at a price (the Initial Base Option Price) which is 85% of the fair market price of an ADS at the start of the Initial Enrolment Period of, in the case of employees who enrol in the ESPP after the Initial Enrolment Period, 85% of the fair market price of an ADS on the last business day of the calendar quarter immediately following enrolment. From 15 May 2007 to 31 March 2008 1,596,480 shares (159,648 ADSs) have been transferred to participants out of treasury shares under the ESPP (from 15 May 2006 to 15 May 2007 2,070,190 shares (207,019 ADSs); from 15 May 2005 to 15 May 2006 1,750,560 shares (175,056 ADS’s)). The fifth offer was launched in December 2006, with an Initial Base Option Price of US$46.00 and ended on 31 March 2008.

130	BT Group plc Annual Report & Form 20-F

Financial statements

31. Share based payments continued
The following are legacy option plans which are no longer operated by the group.

BT Group Global Share Option Plan (GSOP)
The options granted in previous years were exercisable on the third anniversary of the date of grant, subject to continued employment and meeting corporate performance targets. Options must be exercised within seven years of the vesting date.

BT Group Legacy Option Plan (GLOP)
On the demerger of 02, BT’s share option plans ceased to operate and were replaced by similar BT Group Employee Sharesave plans and the BT Group Global Share Option Plan. The BT Group Legacy Option Plan was launched on 17 December 2001 following the scheme of arrangement and demerger of 02 in November 2001, and is therefore outside the scope of IFRS 2. The options were exercisable subject to continued employment and meeting corporate performance targets, on the third anniversary of the date of grant. Options must be exercised within seven years of the vesting date.

Share Plans
Incentive Share Plan, Deferred Bonus Plan and Retention Share Plan
Under the BT Group Incentive Share Plan (ISP), participants are only entitled to these shares in full at the end of a three-year period if the company has met the relevant pre-determined corporate performance measure and if the participants are still employed by the group. The corporate performance measure is BT’s total shareholder return (TSR) measured against a comparator group of companies from the European Telecom Sector at the beginning of the relevant performance period.
     Under the BT Group Retention Share Plan (RSP), the length of retention period before awards vest is flexible. Awards may vest annually in tranches. The shares are transferred at the end of a specified period, only if the employee is still employed by the group.
     Under the BT Group Deferred Bonus Plan (DBP) awards are granted annually to selected employees of the group. Shares in the company are transferred to participants at the end of three years if they continue to be employed by the group throughout that period.
     In accordance with the terms of the ISP, DBP and RSP, dividends or dividend equivalents earned on shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.

Employee Share Investment Plan (ESIP)
The ESIP is an HMRC approved plan that has been in operation since December 2001. It allows BT employees to buy shares with contributions of up to £1,500 per tax year out gross of pay (directshare) and allows BT to provide free shares to UK employees which are held in trust for at least three years (allshare). During 2008, 5.4 million directshare shares (2007: 5.3 million directshare shares), were purchased by the Trustee of the ESIP on behalf of 19,603 (2007: 15,445) employees at a total cost of £15.8 million (2007: £14.2 million). A further 1.4 million shares (2007: 1.0 million shares) were purchased by the Trustee by dividend reinvestment on behalf of 22,136 (2007: 18,789) allshare and directshare employee participants.
     During 2008, allshare was replaced by free BT Total Broadband Option 3 for all BT employees in the UK. Employees outside the UK continue to receive awards of shares where practicable, otherwise they will receive awards equivalent to the value of free shares.

Share option plans
Activity relating to share options during 2008, 2007 and 2006 are shown below.

			Employee Sharesave							GSOP and GLOP

	2008		2007		2006		2008		2007		2006
Movement in the number of share options:	millions		millions		millions		millions		millions		millions
Outstanding at the beginning of the year	272		279		262		103		187		206
Granted	54		49		59		–		–		–
Forfeited	(15)		(12)		(20)		(10)		(9)		(16)
Exercised	(28)		(42)		(2)		(14)		(20)		(3)
Expired or lapsed	(2)		(2)		(20)		(33)		(55)		–

Outstanding at the end of the year	281		272		279		46		103		187

Exercisable at the end of the year	2		2		–		46		48		57

Weighted average exercise price:

Outstanding at the beginning of the year	165	p	166	p	169	p	227	p	213	p	213	p
Granted	269	p	185	p	179	p	–		–		–
Forfeited	208	p	176	p	173	p	251	p	222	p	205	p
Exercised	188	p	199	p	215	p	198	p	203	p	199	p
Expired or lapsed	179	p	179	p	216	p	199	p	189	p	–

Outstanding at the end of the year	180	p	165	p	166	p	257	p	227	p	213	p

Exercisable at the end of the year	158	p	210	p	–		257	p	261	p	280	p

BT Group plc Annual Report & Form 20-F	131

Consolidated financial statements Notes to the consolidated financial statements

31. Share based payments continued
Options were exercised regularly throughout the year. The weighted average share price during the year was 293p (2007: 265p, 2006: 205p). The following table summarises information relating to options outstanding and exercisable under all share option plans at 31 March 2008, together with their exercise prices and dates:

			Number of	Number of
	Exercise		outstanding	exercisable
	price		options	options
Normal dates of exercise	per share		millions	millions
BT Group Employee Sharesave Plans
2008	154p–192	p	94	1
2009	146p–202	p	71	1
2010	171p–294	p	46	–
2011	179	p	32	–
2012	262	p	38	–

Total			281	2

BT Group Legacy Option Plan
2001-2011	318p–602	p	10	10

Total			10	10

BT Group Global Share Option Plan
2004-2014	176p–199.5	p	27	27
2005-2015	179p-263	p	9	9

Total			36	36

Total options			327	48

The options outstanding under all share option plans at 31 March 2008, have weighted average remaining contractual lives as follows:

	Employee Sharesave						GSOP and GLOP

	Weighted		Number of	Weighted			Weighted		Number of	Weighted
	average		outstanding	average			average		outstanding	average
Range of exercise	exercise		options	contractual	Range of exercise		exercise		options	contractual
prices	price		millions	remaining life	prices		price		millions	remaining life
100p – 199p	160	p	222	22 months	176 – 263	p	198	p	36	69 months
200p – 300p	258	p	59	48 months	318 – 602	p	474	p	10	32 months

Total			281						46

Executive share plans
Movements in non-vested executive share plans during 2008 are shown below:

	Millions of shares

	ISP	DBP	RSP	Total
At 1 April 2007	59.0	11.2	3.2	73.4
Awards granted	21.0	4.7	1.4	27.1
Awards vested	(7.0)	(3.7)	(1.8)	(12.5)
Awards lapsed	(10.0)	(0.4)	(0.3)	(10.7)
Dividend shares reinvested	3.4	0.6	0.1	4.1

At 31 March 2008	66.4	12.4	2.6	81.4

At 31 March 2008, 2.1 million shares (2007: 15.6 million) were held in trust and 79.3 million shares (2007: 57.8 million) were held in treasury for executive share plans.

132	BT Group plc Annual Report & Form 20-F

Financial statements

31. Share based payments continued
Fair value
The following table summarises the fair values and key assumptions used for grants made under the Employee Sharesave and ISP in 2008, 2007 and 2006.

	2008				2007				2006

	Employee				Employee				Employee
	Sharesave		ISP		Sharesave		ISP		Sharesave		ISP
Weighted average fair value	71	p	182	p	43	p	127	p	52	p	123	p

Weighted average share price	329	p	306	p	229	p	230	p	222	p	222	p
Weighted average exercise price	269	p	–		185	p	–		175	p	–
Expected dividend yield	5.5%		5.5%		5.5%		5.5%		5.0%		4.1%
Risk free rates	5.8%		5.8%		5.0%		5.0%		4.0%		4.0%
Expected volatility	22.0%		18.0%		17.0%		17.0%		25.0%		24.0%

Employee Sharesave grants, which include the BT Group Employee Sharesave and the BT Group International Employee Sharesave option plans, are valued using a binomial option pricing model. Awards under the ISP are valued using Monte Carlo simulations. TSRs were generated for BT and the comparator group at the end of the three year performance period, using each company’s volatility and dividend yield, as well as the cross correlation between pairs of stocks.
     Volatility has been determined by reference to BT’s historical volatility which is expected to reflect the BT share price in the future. An expected life of three months after exercise price is assumed for Employee Sharesave options and for all other awards the expected life is equal to the vesting period. The risk free interest rate is based on the UK gilt curve in effect at the time of the grant, for the expected life of the option or award.
     The fair values for the RSP and DBP were determined using the middle market share price three days prior to the date of grant. The weighted average share price for RSP awards granted in 2008 was 310p (2007: 267p, 2006: 216p). The weighted average share price for DBP awards granted in 2008 was 319p (2007: 232p, 2006: 223p).

Openreach
In the Undertakings given to Ofcom on 22 September 2005, BT agreed that the incentive elements of the remuneration of employees within Openreach should be linked to Openreach performance rather than BT targets or share price. Long-term incentive arrangements are linked to Openreach targets and are paid in cash instead of shares and hence are neither equity settled or cash settled share based payment arrangements.

32. Audit and non audit services
The following fees for audit and non audit services were paid or are payable to the company’s auditors, PricewaterhouseCoopers LLP, for the three years ended 31 March 2008.

	2008	2007	2006
	£000	£000	£000
Audit services
Fees payable to the company’s auditor and its associates for the audit of parent company and consolidated accounts	2,990	3,100	1,927
Non audit services
Fees payable to the company’s auditor and its associates for other services:
The audit of the company’s subsidiaries pursuant to legislation	3,848	3,518	3,286
Other services pursuant to legislation	1,590	1,212	1,361
Tax services	727	763	1,775
Services relating to corporate finance transactions	549	748	317
All other services	527	23	556

	10,231	9,364	9,222

The audit fee of the company was £40,000 (2007: £38,600, 2006: £37,700).
     ‘Audit services’ represents fees payable for services in relation to the audit of the parent company and the consolidated financial accounts and also includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley).
     ‘Other services pursuant to legislation’ represents fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the appointed auditor. In particular, this includes fees for audit reports issued on the group’s regulatory financial statements.
     ‘Tax services’ represents fees payable for tax compliance and advisory services.
     ‘Services relating to corporate finance transactions’ represent fees payable in relation to due diligence work completed on acquisitions and disposals.
     ‘All other services’ represents fees payable for non-regulatory reporting on internal controls and other advice on accounting matters.

BT Group plc Annual Report & Form 20-F	133

Consolidated financial statements Notes to the consolidated financial statements

32. Audit and non audit services continued
In order to maintain the independence of the external auditors, the Board has determined policies as to what non audit services can be provided by the company’s external auditors and the approval processes related to them. Under those policies work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value added benefits to the company.

33. Financial instruments and risk management
The group issues or holds financial instruments mainly to finance its operations; to finance corporate transactions such as dividends, share buy backs and acquisitions; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.
     The group finances its operations primarily by a mixture of issued share capital, retained profits, deferred taxation, long-term and short-term loans, principally by issuing commercial paper supported by committed borrowing facilities. The group borrows in the major long-term debt markets in major currencies. Typically, but not exclusively, the bond markets provide the most cost-effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates against these borrowings. The derivatives used for this purpose are principally interest rate swaps, cross currency swaps and forward currency contracts.
     The group also uses financial instruments to hedge some of its currency exposures arising from funding its overseas operations, acquisitions, overseas assets, liabilities and forward purchase commitments. The financial instruments used comprise borrowings in foreign currencies and forward currency contracts.
     The group does not hold or issue derivative financial instruments for trading purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.
     The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investment and counterparty credit risk and the group’s market risk exposures, including risk from volatility in currency and interest rates. The centralised treasury operation acts as a central bank to members of the BT Group providing central deposit taking, funding and foreign exchange management services. Funding and deposit taking is usually provided in the functional currency of the relevant entity. The centralised treasury operation is not a profit centre and the objective is to manage risk at optimum cost.
     The Board sets the policy for the group’s centralised treasury operation and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments and group wide exposures under its management. The Board has delegated its authority to operate these polices to a series of panels that are responsible for management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the Chairman, the Chief Executive or the Group Finance Director. The key policies defined by the Board are highlighted in each of the sections below.
     The financial risk management of exposures arising from trading financial instruments, primarily trade receivables and trade payables, is through a series of policies and procedures set at a group and line of business level. Line of business management apply such policies and procedures and perform review processes to assess and manage financial risk exposures arising from trading financial instruments.
     During 2008, the group’s net debt (note 10) increased from £7.9 billion to £9.5 billion primarily driven by the group’s share buy back programme. During 2008, debt amounting to £1.9 billion matured consisting of 2007 US dollar 7% notes, finance leases and commercial paper. This was more than offset by new issuances of £3.9 billion mainly consisting of issuances through the group’s European Medium Term Note and US Shelf programmes with maturities ranging between 2013 and 2037 and bank loans (see note 16).
     During 2007, the group’s net debt (note 10) increased from £7.5 billion to £7.9 billion mainly due to outflows arising on investing activities such as capital expenditure and acquisitions, and from financing activities such as dividend and net interest payments which more than offset inflows mainly arising from operating activities. During 2007, debt amounting to £1.1 billion matured consisting of the 2006 Sterling 7.375% notes, finance leases and other Sterling floating rate loans and notes. This was offset by increased holdings of commercial paper and lower current financial assets and cash and cash equivalent investments.
     There has been no change in the nature of the group’s risk profile between 31 March 2008 and the date of these financial statements.

Interest rate risk management
The group has interest bearing financial assets and financial liabilities which may expose the group to either interest cash flow or fair value volatility. The group’s policy, as prescribed by the Board, is to ensure that at least 70% of net debt is at fixed rates. Short term interest rate management is delegated to the centralised treasury operation whilst long-term interest rate management decisions requires further approval from the Group Finance Director, Director Group Financial Control and Treasury or the Treasurer who have been delegated such authority by the Board.
     In order to manage this profile, the group has entered into swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under cross currency swaps, the group agrees with other parties to exchange, at specified intervals, US dollar and Euro fixed rates into either fixed or floating Sterling interest amounts calculated by reference to an agreed notional principal amount. Under Sterling interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate Sterling interest amounts calculated by reference to an agreed notional principal amount. The group uses a combination of these derivatives primarily to fix its interest rates.
     The majority of the group’s long-term borrowings have been, and are, subject to fixed Sterling interest rates after applying the impact of hedging instruments. At 31 March 2008, the group had outstanding Sterling interest rate swap agreements with notional principal amounts totalling £4.8 billion (2007: £5.1 billion).
     At 31 March 2008, the group’s fixed:floating interest rate profile, after hedging, on net debt was 100:0 (2007: 75:25).

134	BT Group plc Annual Report & Form 20-F

33. Financial instruments and risk management continued

Financial statements

The group is exposed to income statement and equity volatility arising from changes in interest rates. To demonstrate this volatility, management have concluded that a 100 basis point increase in interest rates and parallel shift in yield curves across Sterling, US Dollar and Euro currencies is a reasonable benchmark for performing a sensitivity analysis. All adjustments to interest rates for the impacted financial instruments are assumed to take affect from 1 April 2008.
     After the impact of hedging, the group’s main exposure to interest rate volatility in the income statement arises from fair value movements on derivatives not in hedging relationships and its variable rate borrowings and investments which are largely influenced by Sterling interest rates. Interest rate movements on trade payables, trade receivables and other financial instruments do not present a material exposure to interest rate volatility. With all other factors remaining constant and based on the composition of net debt at 31 March 2008, a 100 basis point increase in Sterling interest rates would decrease the group’s annual net finance expense by approximately £5 million (2007: £11 million increase).
     The group’s main IFRS 7 defined exposure to interest rate volatility within shareholders’ equity arises from fair value movements on derivatives held in the cash flow reserve. The derivatives have an underlying interest exposure to Sterling, Euro and US dollar rates. With all other factors remaining constant and based on the composition of derivatives included in the cash flow reserve at the balance sheet date, a 100 basis point increase in interest rates in each of the currencies would impact equity, pre tax, as follows:

	2008	2007
	£m	£m
	Charge	Charge
100 basis point increase in:	(credit)	(credit)
Sterling interest rates	470	371
US dollar interest rates	(347)	(272)
Euro interest rates	(91)	(28)

The long-term debt instruments which the group issued in December 2000 and February 2001 both contained covenants providing that if the BT Group credit rating were downgraded below A3 in the case of Moody’s or below A– in the case of Standard & Poor’s (S&P), additional interest would accrue from the next coupon period at a rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In July 2006, S&P downgraded BT’s credit rating to BBB plus and Moody’s currently apply a credit rating of Baa1 following a downgrade in May 2001. Based on the total amount of debt of £4.5 billion outstanding on these instruments at 31 March 2008, BT’s annual finance expense would increase by approximately £22 million if BT’s credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/BBB+. If BT’s credit rating with each of Moody’s and S&P were to be upgraded by one credit rating category the annual finance expense would be reduced by approximately £22 million.

Foreign exchange risk management
The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates. The Board policy for foreign exchange risk management defines the types of transactions which should normally be covered including significant operational, funding and currency interest exposures and the period over which cover should extend for the different types of transactions. Short term foreign exchange management is delegated to the centralised treasury operation whilst long-term foreign exchange management decisions requires further approval from the Group Finance Director, Director Group Financial Control and Treasury or the Treasurer who have been delegated such authority by the Board. The policy delegates authority to the Treasurer to take positions of up to £100 million and for the Group Finance Director to take positions of up to £1 billion.
     A significant proportion of the group’s current revenue is invoiced in pounds Sterling, and a significant element of its operations and costs arise within the UK. The group’s overseas operations generally trade and are funded in their functional currency which limits their exposure to foreign exchange volatility. The group’s foreign currency borrowings, which totalled £6.6 billion at 31 March 2008 (2007: £5.3 billion), are used to finance its operations and have been predominantly swapped to Sterling. Cross currency swaps and forward currency contracts have been entered into to reduce the foreign currency exposure on the group’s operations and the group’s net assets. The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and Euro denominated. As a result of these policies, the group’s exposure to foreign currency arises mainly on the residual currency exposure on its non-UK investments in its subsidiaries and on imbalances between the value of outgoing and incoming international calls.
     After hedging, the group’s exposure to foreign exchange volatility in the income statement from a 10% strengthening in Sterling against other currencies, based on the composition of assets and liabilities at the balance sheet date, with all other factors remaining constant would be insignificant in both the 2008 and 2007 financial years.
     The group’s main exposure to foreign exchange volatility within shareholders equity (excluding translation exposures) arises from fair value movements on derivatives held in the cash flow reserve. The majority of foreign exchange fluctuations in the cash flow reserve are recycled immediately to the income statement to match the hedged item and therefore the group’s exposure to foreign exchange fluctuations in equity would be insignificant in both 2008 and 2007.
     At 31 March 2008, the group had outstanding contracts to sell or purchase foreign currency with a total gross notional principal of £7.1 billion (2007: £6.1 billion). The majority of these instruments were cross currency swaps with a remaining term ranging from 1 to 23 years (2007: 2 months to 24 years). The notional value of forward currency contracts included in the gross notional principal at 31 March 2008 were £688 million (2007: £1,297 million) for purchases of currency and £1 million (2007: £2 million) for sales of currency. The forward currency contracts had a term remaining ranging from 1 to 259 days (2007: 2 to 321 days).

BT Group plc Annual Report & Form 20-F	135

Consolidated financial statements Notes to the consolidated financial statements

33. Financial instruments and risk management continued
Credit risk management
The group’s exposure to credit risk arises mainly from financial assets transacted by the centralised treasury operation and from its trading related receivables.
     For treasury related balances, the Board defined policy restricts the exposure to any one counterparty and financial instrument by setting credit limits based on the credit quality as defined by Moody’s and Standard and Poor’s and defining the types of financial instruments which may be transacted. The minimum credit ratings set are A-/A3 for long-term and A1/P1 for short-term investments with counterparties. The centralised treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the size and credit standing of the counterparty up to the maximum allowable limit set by the Board. Management review significant utilisations on a regular basis to determine adjustments required, if any. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into a netting arrangement to reduce the group’s exposure to credit risk. Currently the group makes use of standard International Swaps and Derivative Association (ISDA) documentation. In addition, where possible the group will seek a legal right of set off and have the ability and intention to settle net. The group also seeks collateral or other security where it is considered necessary. During the 2008 financial year, the centralised treasury function tightened the credit limits applied when investing with counterparties and continued to monitor their credit quality in response to market credit conditions.
     The group’s credit policy for trading related financial assets is applied and managed by each of the lines of business to ensure compliance. The policy requires that the creditworthiness and financial strength of customers is assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. The group will also enhance credit protection when appropriate by applying processes which include netting and off-setting, considering the customers exposure to the group and requesting securities such as deposits, guarantees and letters of credit. In light of the adverse market conditions the group has taken proactive steps to ensure the impact on trading related financial assets is minimised. The concentration of credit risk for trading balances of the group is provided in note 15 which analyses outstanding balances by line of business and reflects the nature of customers in each segment.
      The maximum credit risk exposure of the group’s financial assets at 31 March 2008 and 31 March 2007 was as follows:

	2008	2007
	£m	£m
Derivative financial assets	387	52
Investments	471	297
Trade and other receivables[a]	3,193	2,876
Cash and cash equivalents	1,435	808

Total	5,486	4,033

a	The carrying amount excludes £1,256 million (2007: £1,197 million) of current and £854 million (2007: £523 million) of non current trade and other receivables which relate to non financial assets.

Liquidity risk management
The group ensures its liquidity is maintained by entering into short, medium and long-term financial instruments to support operational and other funding requirements. On an annual basis the Board reviews and approves the maximum long-term funding of the group. Short and medium-term requirements are regularly reviewed and managed by the centralised treasury operation within the parameters of the policies set by the Board.
     The group’s liquidity and funding management process includes projecting cash flows and considering the level of liquid assets in relation thereto, monitoring balance sheet liquidity and maintaining a diverse range of funding sources and back-up facilities. Liquid assets surplus to immediate operating requirements of the group are generally invested and managed by the centralised treasury operation. Requirements of group companies for operating finance are met whenever possible from central resources. The group also manages liquidity risk by maintaining adequate committed borrowing facilities.
     Despite adverse market credit conditions in 2008, the group proactively raised long-term funds of £3.5 billion and short-term funds of £0.4 billion. A proportion of these borrowings were raised using the group’s European Medium Term Note programme and US Shelf registration. In addition, the group utilised part of its commercial paper programme which is supported by a committed borrowing facility of up to £1,500 million (2007: £1,500 million). The facility is available for the period to January 2013. The group had additional undrawn committed borrowing facilities of £835 million (2007: £2,035 million), of which £800 million was agreed in the 2008 financial year (with a further £100 million agreed after the balance sheet date), is for a term of 364 days and has a one-year term out. The remaining £35 million was renewed in the 2008 financial year. The prior year included a facility of £2,000 million and was available for one year. Refinancing risk is managed by limiting the amount of borrowing that matures within any specified period.

136	BT Group plc Annual Report & Form 20-F

Financial statements

33. Financial instruments and risk management continued
The group’s remaining contractually agreed cash flows, including interest, associated with financial liabilities based on undiscounted cash flows are as follows:

		Within one		Between two
	Carrying	year, or on	Between one	and three	Between three	Between four
	amount	demand	and two years	years	and four years	and five years	After five years
Outflow (inflow)	£m	£m	£m	£m	£m	£m	£m
2008
Loans and borrowings	11,342
Principal		1,278	274	2,362	13	1,537	5,646
Interest		743	696	659	478	480	4,700
Trade and other payables[a]	5,828	5,828	–	–	–	–	–
Provisions[b]	127	31	25	16	14	13	66
Derivative financial instrument liabilities
Net settled	446	18	18	18	20	20	66
Gross settled	626
Outflow		480	482	2,107	177	305	4,619
Inflow		(393)	(365)	(1,715)	(137)	(263)	(3,756)

2007
Loans and borrowings	8,590
Principal		2,025	330	340	2,253	12	3,466
Interest		580	498	470	452	268	3,784
Trade and other payables[a]	5,130	5,130	–	–	–	–	–
Provisions[b]	146	41	31	25	16	14	59
Derivative financial instrument liabilities
Net settled	474	50	49	49	49	37	332
Gross settled	836
Outflow		1,135	369	486	2,681	137	4,207
Inflow		(997)	(285)	(387)	(2,315)	(117)	(3,592)

a	The carrying amount excludes £1,763 million (2007: £1,544 million) of current and £707 millon (2007: £590 million) of non current trade and other payables which relate to non financial liabilities.
b	The carrying amount excludes £50 millon (2007: £59 million) of current and £169 million (2007: £165 million) of non current provisions which relate to non financial liabilities.
c	Foreign currency related cash flows were translated at the closing rate as at the relevent reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

Price risk management
The group has limited exposure to equity securities price risk on investments held by the group.

Hedging activities
The group entered into a combination of interest rate and cross currency swaps designated as a combination of fair value and cash flow hedges in order to hedge certain risks associated with the group’s US dollar and Euro borrowings. The risks being hedged consist of currency cash flows associated with future interest and principal payments and the fair value risk of certain elements of borrowings arising from fluctuations in currency rates and interest rates.
     At 31 March 2008, the group had outstanding interest rate swap agreements in cash flow hedges against borrowings with a total notional principal amount of £2.9 billion (2007: £3.2 billion). The fair value of these interest rate swaps at the balance sheet date comprised assets of £1 million and liabilities of £207 million (2007: assets of £15 million and liabilities of £234 million). The interest rate swaps have a remaining term ranging from three to 23 years (2007: four to 24 years) to match the underlying hedged cash flows arising on the borrowings consisting of annual and semi-annual interest payments. The interest receivable in Sterling under these swap contracts are at a weighted average rate of 6.1% (2007: 5.5%) and interest payable in Sterling are at a weighted average rate of 5.9% (2007: 5.9%) .
     At 31 March 2008, the group had outstanding cross currency swap agreements in cash flow and fair value hedges against borrowings with a total notional principal amount of £6.4 billion (2007: £4.8 billion). The fair value of these cross currency swaps at the balance sheet date comprised assets of £340 million (2007: £10 million) and liabilities of £625 million (2007: £833 million). The cross currency swaps have a remaining term ranging from one to 23 years (2007: two months to 24 years) to match the underlying hedged borrowings consisting of annual and semi-annual interest payments and the repayment of principal amounts. The interest receivable under these swap contracts are at a weighted average rate of 5.9% (2007: 6.9%) for Euro cross currency swaps and 7.7% (2007: 8.2%) for US dollar cross currency swaps and interest payable in Sterling was at a weighted average rate of 8.6% (2007: 9.2%) .
     Forward currency contracts have been designated as cash flow hedges of currency cash flows associated with certain Euro and US dollar step up interest payments on bonds. At 31 March 2008, the group had outstanding forward currency contracts with a total notional principal amount of £182 million (2007: £205 million). The fair value of the forward currency contracts at the balance sheet date comprised assets of £6 million (2007: £1 million) and had a remaining term of between three and five months (2007: three and 11 months) after which they will be rolled into new contracts. The hedged interest cash flows arise on a semi-annual basis and extend over a period of up to 23 years (2007: 24 years).

BT Group plc Annual Report & Form 20-F	137

Consolidated financial statements Notes to the consolidated financial statements

33. Financial instruments and risk management continued

Forward currency contracts have been designated as cash flow hedges of currency cash flows associated with certain Euro and US dollar commercial paper issues. At 31 March 2008, the group had outstanding forward currency contracts with a total notional principal amount of £95 million (2007: £760 million). The fair value of the forward currency contracts at the balance sheet date comprised assets of £14 million (2007: £15 million) and had a remaining term of less than five months (2007: less than three months) to match the cash flows on maturity of the underlying commercial paper.
     Forward currency contracts have been designated as cash flow hedges against currency cash flows associated with the forecast purchase of fixed assets and invoice cash flows arising on certain US dollar denominated supplies. At 31 March 2008, the group had outstanding forward currency contracts with a total notional principal amount of £1 million (2007: £2 million) for sales of currency and £116 million (2007: £165 million) for purchases of currency. The fair value of forward currency contracts at the balance sheet date comprised liabilities of £1 million (2007: £3 million) and had a remaining term of less than one month (2007: less than one month) after which they will be rolled into new contracts. The forecast cash flows are anticipated to arise over a period of one month to five years (2007: one month to six years) from the balance sheet date.

Other derivatives
At 31 March 2008, the group held certain foreign currency forward and interest rate swap contracts that were not in hedging relationships in accordance with IAS 39. Foreign currency forward contracts were economically hedging operational purchases and sales and had a notional principal amount of £295 million for purchases of currency (2007: £167 million) and had a maturity period of under nine months (2007: under nine months). Interest rate swaps not in hedging relationships under IAS 39 had a notional principal amount of £1.9 billion (2007: £1.9 billion) and mature between 2014 and 2030 (2007: 2014 and 2030). The interest receivable under these swap contracts are at a weighted average rate of 6.9% (2007: 6.5%) and interest payable are at a weighted average rate of 8.5% (2007: 8.1%) . The volatility arising from these swaps is recognised through the income statement but is limited due to a natural offset in their valuation movements. The group entered into a low cost borrowing structure during the 2008 financial year which was marginally earnings positive after tax. The structure included a forward currency contract for the sale of currency with a notional principal of £512 million which had matured by the 31 March 2008 realising a loss of £26 million.

Fair value of financial instruments
The following table discloses the carrying amounts and fair values of all of the group’s financial instruments which are not carried at an amount which approximates to its fair value on the balance sheet at 31 March 2008 and 2007. The carrying amounts are included in the group balance sheet under the indicated headings. The fair value of the financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. In particular, the fair values of listed investments were estimated based on quoted market prices for those investments. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable. The fair value of the group’s bonds, debentures, notes, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist. The fair value of the group’s outstanding swaps and foreign exchange contracts where the estimated amounts, calculated using discounted cash flow models, that the group would receive or pay in order to terminate such contracts in an arms length transaction taking into account market rates of interest and foreign exchange at the balance sheet date.

	Carrying amount		Fair value

	2008	2007	2008	2007
	£m	£m	£m	£m
Non-derivatives:
Financial liabilities:
Listed bonds, debentures and notes	9,298	6,249	9,436	7,059
Finance leases	320	567	347	601
Other loans and borrowings	1,724	1,774	1,690	1,771

138	BT Group plc Annual Report & Form 20-F

Financial statements

Financial statements
Glossary of terms and US equivalents

Term used in UK Annual Report	US equivalent or definition

Accounts	Financial statements

Associates	Equity investees

Capital allowances	Tax depreciation

Capital redemption reserve	Other additional capital

Finance lease	Capital lease

Financial year	Fiscal year

Freehold	Ownership with absolute rights in perpetuity

Interests in associates and joint ventures	Securities of equity investees

Leaver costs	Termination benefits

Loans to associates and joint ventures	Indebtedness of equity investees not current

Own work capitalised	Costs of labour engaged in the construction of plant and
equipment for internal use

Provision for doubtful debts	Allowance for bad and doubtful accounts receivable

Provisions	Long-term liabilities other than debt and specific accounts payable

Statement of recognised income and expense	Comprehensive income

Reserves	Shareholders’ equity other than paid-up capital

Share premium account	Additional paid-in capital or paid-in surplus (not distributable)

BT Group plc Annual Report & Form 20-F	139

Financial statements
Report of the independent auditors – parent company

Independent auditors’ report to the members of BT Group plc
We have audited the parent company financial statements of BT Group plc for the year ended 31 March 2008 which comprise the balance sheet and the accounting policies. These parent company financial statements have been prepared under the accounting policies set out therein. These parent company financial statements are set out on pages 141 to 144. We have also audited the information in the Report on Directors’ Remuneration that is described as having been audited.
     We have reported separately on the consolidated financial statements of BT Group plc for the year ended 31 March 2008. This separate report is set out on page 85.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report, the Report on Directors’ Remuneration and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of directors’ responsibilities.
     Our responsibility is to audit the parent company financial statements and the part of the Report on Directors’ Remuneration to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Report on Directors’ Remuneration to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Report of the Directors is consistent with the parent company financial statements.
     In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
     We read other information contained in the Annual Report and Form 20-F and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Overview and the Report of the Directors. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Report on Directors’ Remuneration to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Report on Directors’ Remuneration to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Report on Directors’ Remuneration to be audited.

Opinion
In our opinion:

the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31 March 2008;

the parent company financial statements and the part of the Report on Directors’ Remuneration to be audited have been properly prepared in accordance with the Companies Act 1985; and

the information given in the Report of the Directors is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
14 May 2008

140	BT Group plc Annual Report & Form 20-F

Financial statements

Financial statements
Financial statements of BT Group plc

BT Group plc accounting policies
(i) Accounting basis
The financial statements are prepared on a going concern basis and under the historical cost convention as modified by the revaluation of certain financial assets and liabilities at fair value in accordance with the Companies Act 1985 and applicable United Kingdom accounting standards (UK GAAP).
     As permitted by Section 230(3) of the Companies Act 1985, the company’s profit and loss account has not been presented.
     The BT Group plc consolidated financial statements for the year ended 31 March 2008 contain a consolidated statement of cash flows. Consequently, the company has taken advantage of the exemption in FRS 1, ‘Cash Flow Statements’ not to present its own cash flow statement.
     The BT Group plc consolidated financial statements for the year ended 31 March 2008 contain related party disclosures. Consequently, the company has taken advantage of the exemption in FRS 8, ‘Related Party Disclosures’ not to disclose transactions with other members of the BT Group.
     The BT Group plc consolidated financial statements for the year ended 31 March 2008 contain financial instrument disclosures which comply with FRS 29, ‘Financial Instruments: Disclosures’. Consequently, the company is exempted by FRS 29 from providing its disclosure requirements in respect of its financial instruments.

(ii) Investments in subsidiary undertakings
Investments in subsidiary undertakings are stated at cost and reviewed for impairment if there are indicators that the carrying value may not be recoverable.

(iii) Taxation
Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be sufficient taxable profits from which the underlying timing differences can be deducted. The deferred tax balances are not discounted.

(iv) Dividends
Dividend distributions are recognised as a liability in the year in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meetings by shareholders.

(v) Share capital
Ordinary shares are classified as equity. Repurchased shares of the company are recorded in the balance sheet as treasury shares and presented as a deduction from shareholders’ equity at cost.

(vi) Cash
Cash includes cash in hand, bank deposits repayable on demand and bank overdrafts.

(vii) Share based payments
The company does not incur a charge for share based payments. However the issuance by the company of share options and awards to employees of its subsidiaries represents additional capital contributions to its subsidiaries. An addition to the company’s investment in subsidiaries is recorded with a corresponding increase in equity shareholders’ funds. The additional capital contribution is determined based on the fair value of options and awards at the date of grant and is recognised over the vesting period.

Other information
(i) Dividends
The directors are proposing that a final dividend in respect of the year ended 31 March 2008 of 10.4 pence will be paid to shareholders on 15 September 2008, taking the full year proposed dividend in respect of the 2008 financial year to 15.8 pence (2007: 15.1 pence). This dividend is subject to shareholder approval at the Annual General Meeting and therefore the liability of approximately £805 million (2007: £825 million) has not been included in these financial statements.

(ii) Employees
The four (2007: five) executive directors and the Chairman of BT Group plc were the only employees of the company during the 2008 financial year. The costs relating to qualifying services provided to the company’s principal subsidiary, British Telecommunications plc, are recharged to that company.

BT Group plc Annual Report & Form 20-F	141

Financial statements Financial statements of BT Group plc

BT Group plc company balance sheet

	2008	2007
	£m	£m

Fixed assets
Investments in subsidiary undertakings[a]	10,182	10,064

Total fixed assets	10,182	10,064
Current assets
Debtors[b]	996	137
Cash at bank and in hand	16	17

Total current assets	1,012	154
Creditors: amounts falling due within one year[c]	184	40

Net current assets	828	114

Total assets less current liabilities	11,010	10,178

Capital and reserves[d]
Called up share capital	420	432
Share premium account	62	31
Capital redemption reserve	15	2
Treasury shares reserve	(1,843)	(884)
Profit and loss account	12,356	10,597

Total equity shareholders’ funds	11,010	10,178

a	During 2008 the company acquired 91% of Net 2S S.A. for a consideration of £45 million. The remaining increase in investments in subsidiary undertakings relates to additional capital contributions in respect of share based payments (2008: £73 million, 2007: £93 million).
b	Debtors consists of amounts owed by subsidiary undertakings of £996 million (2007: £137 million).
c	Creditors consists of amounts owed to subsidiary undertakings of £8 million (2007: £8 million) and other creditors of £176 million (2007: £32 million).
d	Capital and reserves are shown on page 144.

The financial statements of the company on pages 142 to 144 were approved by the board of the directors on 14 May 2008 and were signed on its behalf by

Sir Michael Rake
Chairman

Ben Verwaayen
Chief Executive

Hanif Lalani
Group Finance Director

142	BT Group plc Annual Report & Form 20-F

Financial statements

BT Group plc company balance sheet continued

					Capital		Profit [a,c,d]
	Share		Share premium		redemption	Treasury	and loss
	capital	[a]	account	[b]	reserve	reserve	account	Total
	£m		£m		£m	£m	£m	£m

At 1 April 2006	432		7		2	(600)	10,099	9,940
Profit for the financial year	–		–		–	–	1,458	1,458
Dividends paid	–		–		–	–	(1,053)	(1,053)
Capital contribution in respect of share based payments	–		–		–	–	93	93
Net purchase of treasury shares	–		–		–	(284)	–	(284)
Arising on share issues	–		24		–	–	–	24

At 1 April 2007	432		31		2	(884)	10,597	10,178
Profit for the financial year	–		–		–	–	3,497	3,497
Dividends paid	–		–		–	–	(1,241)	(1,241)
Capital contribution in respect of share based payments	–		–		–	–	73	73
Net purchase of treasury shares	–		–		–	(1,529)	–	(1,529)
Cancellation of shares	(13)		–		13	570	(570)	–
Arising on share issues	1		31		–	–	–	32

At 31 March 2008	420		62		15	(1,843)	12,356	11,010

a

The authorised share capital of the company throughout 2008 and 2007 was £13,463 million representing 269,260,253,468 ordinary shares of 5p each.
The allotted, called up and fully paid ordinary share capital of the company at 31 March 2008 was £420 million (2007: £432 million), representing 8,401,227,029 ordinary shares of 5p each (2007: 8,640,654,852). Of the authorised but unissued share capital at 31 March 2008, 21 million ordinary shares (2007: 21 million) were reserved to meet options granted under employee share option schemes.

b	The share premium account, representing the premium on allotment of shares is not available for distribution. The movement in share premium in 2008 arises on shares issued in consideration for the acquisition of Net 2S S.A. and in 2008 and 2007, the excess of proceeds recieved on the exercise of share options versus the cost of treasury shares issued to satisfy the options.
c	The profit for the financial year, dealt with in the profit and loss account of the company and after taking into account dividends from subsidiary undertakings, was £3,497 million (2007: £1,458 million). As permitted by Section 230 of the Companies Act 1985, no profit and loss account of the company is presented.
d	During 2008 the company repurchased 539,657,691 (2007: 147,550,000) of its own shares of 5p each, representing 6% (2007: 2%) of the called-up share capital, for consideration (including transaction costs) of £1,626 million (2007: £404 million). This includes an accrual of £120 million (2007: £nil) for the purchase of treasury shares during the close period ending on 15 May 2008. In addition, 53,250,144 shares (2007: 66,719,600) were issued from treasury to satisfy obligations under employee share schemes and executive share awards at a cost of £97 million (2007: £120 million) and 250,000,000 treasury shares were cancelled at a cost of £570 million. At 31 March 2008 607,285,178 shares (2007: 370,877,631) with an aggregate nominal value of £30 million (2007: £19 million) are held as treasury shares at cost.

BT Group plc Annual Report & Form 20-F	143

Financial statements
Subsidiary undertakings and associate

The table below gives brief details of the group’s principal operating subsidiaries and associate at 31 March 2008. All subsidiaries are unlisted, unless otherwise stated. No subsidiaries are excluded from the group consolidation.
		Group interest	Country
Subsidiary undertakings	Activity	in allotted capital[b]	of operations[c]

Basilica Group Limited[d]	IT solutions provider	100% ordinary	UK

British Telecommunications plc[d]	Communication related services and products provider	100% ordinary	UK

BT Americas Inc.[c,d]	Communication related services, systems integration and products provider	100% common	International

BT Australasia Pty Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Australia

BT Centre Nominee 2 Limited[d]	Property holding company	100% ordinary	UK

BT Communications Ireland Limited[d]	Telecommunication service provider	100% ordinary	Ireland

BT Communications Management Limited[d]	Telecommunication service provider	100% ordinary	UK

BT Conferencing Inc.[d]	Audio, video and web collaboration services provider	100% common	USA

BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, S.A.[d]	Communication related services and products provider	100% ordinary	Spain

BT Fleet Limited[d]	Fleet management company	100% ordinary	UK

BT France S.A.[d,e]	Communications related services, systems integration and products provider	100% ordinary	France

BT Frontline Pte. Ltd.[d,f]	Communications related services and products provider	100% ordinary	Singapore

BT (Germany) GmbH & Co. oHG[d]	Communications related services and products provider	100% ordinary	Germany

BT Global Communications India Private Limited[d,g]	Communications related services	100% ordinary	India

BT Global Services Limited[d]	International telecommunication network systems provider	100% ordinary	UK

BT Holdings Limited[d]	Investment holding company	100% ordinary	UK

BT Hong Kong Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Hong Kong

BT Infrastructures Critiques[d]	IT systems and network provider	100% ordinary	France

BT INS, Inc.[d]	Information telecommunication consulting and software solutions provider	100% common	USA

BT Italia S.p.A.[d,h]	Communication related services and products provider	96% ordinary	Italy

BT Limited[d]	International telecommunication network systems provider	100% ordinary	International

BT Nederland N.V.[d,i]	Communication related services and products provider	100% ordinary	Netherlands

BT Payment Services Limited[d]	Payment services provider for BT customers	100% ordinary	UK

BT Professional Services Nederland B.V.[d,j]	Systems integration and application development	100% ordinary	Netherlands

BT US Investments Limited[d]	Investment holding company	100% ordinary	USA

Communications Networking Services (UK)[d]	Communication related services and products provider	100% ordinary	UK

Communications Global Network Services Limited[c,d]	Communication related services and products provider	100% ordinary	International

Comsat Brasil Limitada[d]	Data communication services	100% common	Brazil

dabs.com plc[d]	Technology equipment retailer	100% ordinary	UK

Infonet Services Corporation[d]	Global managed network service provider	100% common	USA

Infonet USA Corporation[d]	Global managed network service provider	100% common	USA

Net 2S S.A.	Technology consulting and engineering services	91% ordinary	France

Radianz Americas Inc.[d]	Global managed network service provider	100% preference 100% common	USA

a	The group comprises a large number of companies and it is not practical to include all of them in this list. The list, therefore, only includes those companies that have a significant impact on the revenue, profit or assets of the group. A full list of subsidiaries, joint ventures and associates will be annexed to the company’s next annual return filed with the Registrar of Companies.
b	The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
c	All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except BT Americas Inc. and Communications Global Network Services Limited which are incorporated in the USA and Bermuda respectively.
d	Held through intermediate holding company.
e	In April 2007, BT C & SI France S.A. was merged into BT France S.A.
f	In April 2008, Frontline Technologies Corporation Ltd changed its name to BT Frontline Pte. Ltd.
g	In June 2007, i2i Enterprise Private Limited changed its name to BT Global Communications India Private Limited.
h	In January 2008, I Net S.p.A. was merged into BT Italia S.p.A.
i	In April 2007, Farland B.V. was merged into BT Nederland B.V.
j	In August 2007, Syntegra Groep B.V. changed its name to BT Professional Services Nederland B.V.

				Share capital

				Percentage		Country
Associate	Activity	Issued	[a]	owned	[c]	of operations	[b]
Tech Mahindra Limited	IT systems integrator and transformation consultancy provider	121,362,869		35%		India

a	Issued share capital comprises ordinary or common shares, unless otherwise stated.
b	Incorporated in the country of operations.
c	Held through an intermediate holding company.

144	BT Group plc Annual Report & Form 20-F

Financial statements

Financial statements
Quarterly analysis of revenue and profit
				Unaudited

	Quarters	1st		2nd		3rd		4th		Total
Year ended 31 March 2008		£m		£m		£m		£m		£m
Revenue		5,033		5,095		5,154		5,422		20,704
Other operating income		66		73		74		136		349
Operating costs		(4,441)		(4,647)		(4,646)		(4,963)		(18,697)

Operating profit		658		521		582		595		2,356
Net finance expense		(55)		(92)		(134)		(97)		(378)
Share of post tax losses of associates and joint ventures		(3)		(3)		(2)		(3)		(11)
Profit (loss) on disposal of associate		–		9		1		(1)		9

Profit before taxation		600		435		447		494		1,976
Taxation		8		(96)		(82)		(68)		(238)

Profit for the period		608		339		365		426		1,738

Basic earnings per share		7.4	p	4.2	p	4.5	p	5.4	p	21.5	p
Diluted earnings per share		7.2	p	4.1	p	4.4	p	5.3	p	21.1	p

Profit before specific items and taxation		650		617		581		658		2,506

Basic earnings per share before specific items		5.9	p	5.7	p	5.7	p	6.5	p	23.9	p
Diluted earnings per share before specific items		5.8	p	5.6	p	5.6	p	6.4	p	23.4	p

				Unaudited

	Quarters	1st		2nd		3rd		4th		Total
Year ended 31 March 2007		£m		£m		£m		£m		£m
Revenue		4,864		4,941		5,126		5,292		20,223
Other operating income		50		52		55		76		233
Operating costs		(4,255)		(4,334)		(4,626)		(4,700)		(17,915)

Operating profit		659		659		555		668		2,541
Net finance (expense) income		(46)		(55)		77		(70)		(94)
Share of post tax profits of associates and joint ventures		2		5		7		1		15
Profit on disposal of associate		–		20		–		2		22

Profit before taxation		615		629		639		601		2,484
Taxation		(151)		(154)		819		(146)		368

Profit for the period		464		475		1,458		455		2,852

Basic earnings per share		5.6	p	5.7	p	17.6	p	5.5	p	34.4	p
Diluted earnings per share		5.5	p	5.6	p	17.1	p	5.3	p	33.6	p

Profit before specific items and taxation		615		632		616		632		2,495

Basic earnings per share before specific items		5.6	p	5.7	p	5.6	p	5.8	p	22.7	p
Diluted earnings per share before specific items		5.5	p	5.6	p	5.5	p	5.6	p	22.2	p

				Unaudited

	Quarters	1st		2nd		3rd		4th		Total
Year ended 31 March 2006		£m		£m		£m		£m		£m
Revenue		4,731		4,767		4,882		5,134		19,514
Other operating income		42		53		54		78		227
Operating costs		(4,137)		(4,234)		(4,265)		(4,610)		(17,246)

Operating profit		636		586		671		602		2,495
Net finance expense		(142)		(100)		(129)		(101)		(472)
Share of post tax profits of associates and joint ventures		5		3		3		5		16
Profit on disposal of joint venture		–		–		–		1		1

Profit before taxation		499		489		545		507		2,040
Taxation		(125)		(118)		(134)		(115)		(492)

Profit for the period		374		371		411		392		1,548

Basic earnings per share		4.4	p	4.4	p	4.9	p	4.7	p	18.4	p
Diluted earnings per share		4.4	p	4.3	p	4.8	p	4.6	p	18.1	p

Profit before specific items and taxation		511		559		545		562		2,177

Basic earnings per share before specific items		4.5	p	5.0	p	4.9	p	5.1	p	19.5	p
Diluted earnings per share before specific items		4.5	p	4.9	p	4.8	p	5.1	p	19.2	p

BT Group plc Annual Report & Form 20-F	145

Financial statements
Selected financial data

Selected financial data
 The US Securities and Exchange Commission’s new rule on the US GAAP reconciliation eliminates the requirement to present US GAAP selected financial data for companies that prepare financial statements in accordance with IFRS as issued by the IASB. This rule became effective for filings made on or after 4 March 2008. The group’s consolidated financial statements for 2008, 2007, 2006 and 2005 were prepared in accordance with IFRS, as adopted by the EU and issued by the IASB. However, the group’s consolidated financial statements for 2004 were prepared in accordance with UK GAAP. US GAAP selected financial data is presented for 2005 and 2004.

Summary of group income statement – IFRS
	2008		2007		2006		2005
Year ended 31 March	£m		£m		£m		£m
Revenue	20,704		20,223		19,514		18,429
Other operating income	349		233		227		551
Operating costs	(18,697)		(17,915)		(17,246)		(15,988)

Operating profit
Before specific items[a]	2,895		2,713		2,633		2,693
Specific items[a]	(539)		(172)		(138)		299
	2,356		2,541		2,495		2,992
Net finance expense
Net finance expense before specific items	(378)		(233)		(472)		(599)
Specific items	–		139		–		–
	(378)		(94)		(472)		(599)
Share of post tax profits (losses) of associates and joint ventures	(11)		15		16		(39)
Profit on disposal of associates and joint ventures	9		22		1		–
Profit before tax
Before specific items[a]	2,506		2,495		2,177		2,080
Specific items[a]	(530)		(11)		(137)		274
	1,976		2,484		2,040		2,354
Taxation
Before specific items[a]	(581)		(611)		(533)		(541)
Specific items[a]	343		979		41		16
	(238)		368		(492)		(525)

Profit for the year
Before specific items[a]	1,925		1,884		1,644		1,539
Specific items[a]	(187)		968		(96)		290
	1,738		2,852		1,548		1,829

Year ended 31 March	2008		2007		2006		2005
Average number of shares used in basic earnings per share (millions)	8,066		8,293		8,422		8,524
Average number of shares used in diluted earnings per share (millions)	8,223		8,479		8,537		8,581
Basic earnings per share	21.7	p	34.4	p	18.4	p	21.5	p
Diluted earnings per share	21.1	p	33.6	p	18.1	p	21.3	p
Dividends per share[c]	15.8	p	15.1	p	11.9	p	10.4	p
Dividends per share, cents[b,c]	31.4	c	29.7	c	20.7	c	19.5	c

Basic earnings per share before specific items[a]	23.9	p	22.7	p	19.5	p	18.1	p
Diluted earnings per share before specific items[a]	23.4	p	22.2	p	19.2	p	17.9	p

a	A definition of specific items is provided in the accounting policies section on page 88. The directors believe these measures provide a more meaningful analysis of the trading results of the group and are consistent with the way the financial performance is measured by management.
b	Based on actual dividends paid and/or year end exchange rate on proposed dividends.
c	Dividends per share represents the dividend proposed in respect of the relevant financial year. Under IFRS, dividends are recognised as a deduction from shareholders’ equity when they are paid.

146	BT Group plc Annual Report & Form 20-F

Financial statements

Summary of group income statement – UK GAAP

	2005		2004
Year ended 31 March	£m		£m
Total turnover	19,031		18,914
Group’s share of associates’ and joint ventures’ turnover	(408)		(395)

Group turnover	18,623		18,519
Other operating income	171		177
Operating costs[a,b]	(16,005)		(15,826)

Group operating profit
Before goodwill amortisation and exceptional items	2,864		2,889
Goodwill amortisation and exceptional items	(75)		(19)
	2,789		2,870
Group’s share of operating loss of associates and joint ventures[c]	(25)		(34)

Total operating profit	2,764		2,836
Profit on sale of fixed asset investments and group undertakings	358		36
Profit on sale of property fixed assets	22		14
Net interest payable[d]	(801)		(941)

Profit on ordinary activities before taxation
Before goodwill amortisation and exceptional items	2,085		2,013
Goodwill amortisation and exceptional items	258		(68)
	2,343		1,945
Tax on profit on ordinary activities[e]	(523)		(539)

Profit on ordinary activities after taxation	1,820		1,406
Minority interests	1		8

Profit for the year	1,821		1,414

Average number of shares used in basic earnings per share (millions)	8,524		8,621
Basic earnings per share	21.4	p	16.4	p
Diluted earnings per share	21.2	p	16.3	p
Dividends per share	10.4	p	8.5	p
Dividends per share, cents[f]	19.5	c	15.3	c

Basic earnings per share before goodwill amortisation and exceptional items	18.1	p	16.9	p
Diluted earnings per share before goodwill amortisation and exceptional items	18.0	p	16.8	p

a	Includes net exceptional costs	59	7
b	Includes leaver costs	166	202
c	Includes exceptional costs	25	26
d	Includes exceptional costs	–	55
e	Includes exceptional tax credit	(16)	(29)
f	Based on actual dividends paid and/or year end exchange rate on proposed dividends.

US GAAP

	2005		2004
Year ended 31 March	£m		£m
Group operating profit	2,779		2,420
Income before taxes	1,576		1,188
Net income	1,297		883

Basic earnings per ordinary share	15.2	p	10.2	p
Diluted earnings per ordinary share	15.1	p	10.2	p
Average number of ADSs used in basic earnings per ADS (millions)	852		862
Basic earnings per ADS	£1.52		£1.02
Diluted earnings per ADS	£1.51		£1.02

Total assets	29,006		28,674
Total shareholders’ deficit[a]	(264)		(1,135)

a	Opening retained earnings and shareholders’ equity have been restated to correct a deferred tax valuation allowance of £320 million related to the group’s property sale and lease back transaction in 2001. The adjustment has the effect of increasing US GAAP deferred tax assets and retained earnings by £320 million. The adjustment did not have a material impact on US GAAP net income or earnings per share.

BT Group plc Annual Report & Form 20-F	147

Financial statements
Selected financial data

Summary of group cash flow statement – IFRS

	2008	2007	2006	2005
Year ended 31 March	£m	£m	£m	£m
Net cash inflow from operating activities	5,486	5,210	5,387	5,574
Net cash (outflow) inflow from investing activities	(3,664)	(3,035)	365	(1,740)
Net cash used in financing activities	(1,430)	(2,898)	(5,278)	(3,529)
Effect of exchange rate changes on cash and cash equivalents	25	(37)	–	–

Net increase (decrease) in cash and cash equivalents	417	(760)	474	305
Cash and cash equivalents at the start of the year	757	1,784	1,310	1,005

Cash and cash equivalents at the end of the year	1,174	1,024	1,784	1,310

Summary of group cash flow statement – UK GAAP

	2005	2004
Year ended 31 March	£m	£m
Net cash flow from operating activities	5,898	5,389
Dividends from associates and joint ventures	2	3
Returns on investments and servicing of finance	(878)	(527)
Taxation paid	(332)	(317)
Capital expenditure and financial investment	(2,408)	(2,477)
Acquisitions and disposals	(418)	(60)
Equity dividends paid	(784)	(645)

Cash inflow before management of liquid resources and financing	1,080	1,366
Management of liquid resources	587	1,123
Financing	(1,485)	(2,445)

Increase in cash in the year	182	44

Decrease in net debt in the year resulting from cash flows	887	1,222

Summary of group balance sheet – IFRS

	2008	2007	2006	2005
At 31 March	£m	£m	£m	£m
Intangible assets	3,355	2,584	1,908	1,379
Property, plant and equipment	15,307	14,997	15,222	15,266
Retirement benefit asset	2,887	–	–	–
Other non current assets	1,280	759	1,153	1,567

	22,829	18,340	18,283	18,212
Current assets less current liabilities	(3,181)	(3,757)	(3,063)	(2,783)

Total assets less current liabilities	19,648	14,583	15,220	15,429
Non current loans and other borrowings	(9,818)	(6,387)	(7,995)	(7,744)
Retirement benefit obligations	–	(389)	(2,547)	(4,807)
Other non current liabilities	(4,398)	(3,535)	(3,071)	(2,783)

Total assets less liabilities	5,432	4,272	1,607	95

Called up share capital	420	432	432	432
Share premium account	62	31	7	3
Capital redemption reserve	15	2	2	2
Other reserves	(527)	88	364	762
Retained earnings (deficit)	5,439	3,685	750	(1,154)

Total parent shareholders’ equity	5,409	4,238	1,555	45
Minority interests	23	34	52	50

Total equity	5,432	4,272	1,607	95

148	BT Group plc Annual Report & Form 20-F

Financial statements

Summary of group balance sheet – UK GAAP
	2005	2004
At 31 March	£m	£m
Intangible fixed assets	623	204
Tangible fixed assets	15,916	15,487
Fixed asset investments	115	324
Net current (liabilities) assets	(2,165)	2,027

Total assets less current liabilities	14,489	18,042
Loans and other borrowings falling due after one year	(8,091)	(12,426)
Provisions for liabilities and charges	(2,497)	(2,504)
Minority interests	(50)	(46)

Total assets less liabilities	3,851	3,066

Called up share capital	432	432
Share premium account	3	2
Capital redemption reserve	2	2
Other reserves	998	998
Profit and loss account	2,416	1,632

Total equity shareholders’ funds	3,851	3,066

Total assets	26,950	26,565

BT Group plc Annual Report & Form 20-F	149

Financial statements
Financial statistics
IFRS	2008	2007	2006	2005
Financial ratios
Basic earnings per share before specific items – pence	23.9	22.7	19.5	18.1
Basic earnings per share – pence	21.5	34.4	18.4	21.5
Return on capital employed before specific items[a] – % (unaudited)	17.7	17.6	18.1	18.2
Interest cover before net pension finance income[b] – times (unaudited)	3.6	4.2	3.6	3.4

	2008	2007	2006	2005
	£m	£m	£m	£m
Expenditure on research and development
Research and development expense	532	378	326	257
Amortisation of internally developed computer software	325	314	161	95

Total	857	692	487	352

	2008	2007	2006	2005
	£m	£m	£m	£m
Expenditure on property, plant and equipment and software
Plant and equipment
Transmission equipment	1,117	1,209	1,429	1,488
Exchange equipment	83	118	80	143
Other network equipment	1,060	854	727	648
Computers and office equipment	181	149	138	187
Motor vehicles and other	876	877	715	474
Land and buildings	33	61	68	64

	3,350	3,268	3,157	3,004
(Decrease) increase in engineering stores	(11)	(21)	(15)	7

Total expenditure on property, plant and equipment	3,339	3,247	3,142	3,011
(Increase) decrease in payables	(24)	51	(202)	45

Cash outflow on purchase of property, plant and equipment and software	3,315	3,298	2,940	3,056

a	The ratio is based on profit before taxation and net finance expense to average capital employed. Capital employed is represented by total assets less current liabilities (excluding corporation tax, current borrowings, derivative financial liabilities and finance lease creditors) less deferred tax assets, cash and cash equivalents, derivative financial assets and investments.
b	The number of times net finance expense before net pension finance income is covered by total operating profit. Interest cover including net pension finance income is 7.6 times (2007: 11.6 times, 2006: 5.6 times).

150	BT Group plc Annual Report & Form 20-F

Financial statements

UK GAAP	2005		2004
Financial ratios
Basic earnings per share before goodwill amortisation and exceptional items – pence	18.1		16.9
Basic earning per share – pence	21.4		16.4
Return on capital employed[a] – % (unaudited)	15.5	[c]	15.1	[c]
Interest cover[b] – times (unaudited)	3.5	[d]	3.0	[d]

	2005	2004
	£m	£m
Expenditure on research and development	257	334

	2005	2004
	£m	£m
Expenditure on property plant and equipment and software
Plant and equipment
Transmission equipment	1,488	1,324
Exchange equipment	143	150
Other network equipment	648	585
Computers and office equipment	187	205
Motor vehicles and other	474	316
Land and buildings	64	73

	3,004	2,653
Increase in engineering stores	7	20

Total expenditure on property plant and equipment	3,011	2,673
Decrease in payables	45	11

Cash outflow on purchase of property plant and equipment and software	3,056	2,684

a	The ratio is based on profit before tax, goodwill amortisation and interest on long-term borrowings, to average capital employed.
b	The number of times net interest payable is covered by total operating profit before goodwill amortisation.
c	Return on capital employed before goodwill amortisation and exceptional items was 16.0% (2004: 15.3%)
d	Interest cover before goodwill amortisation and exceptional items was 3.6 times (2004: 3.3 times)

BT Group plc Annual Report & Form 20-F	151

Financial statements
Operational statistics

As at 31 March	2008	2007	2006	2005	2004
Broadband (UK) (000)
BT Retail
Business broadband (Incl. Major corporates)	783	706	584	441	287
Residential broadband	3,326	2,758	2,084	1,339	680
PlusNet and Brightview	292	195	–	–	–

Total retail broadband	4,402	3,659	2,668	1,780	967

BT’s retail share of installed base	35%	34%	33%	35%	43%

BT Wholesale

Broadband (Non BT ISPs)	3,983	5,168	5,092	3,243	1,248

Openreach

Full and shared unbundled local loops	4,300	1,910	356	41	11

Total broadband (Wholesale, Retail and LLU)	12,684	10,737	8,116	5,064	2,226

Exchange lines (UK) (000)
BT Retail
Business voice/ISDN	6,750	7,264	7,797	8,358	8,824
Residential voice/ISDN	15,793	16,636	17,912	19,520	19,870

Total BT Retail lines	22,543	23,900	25,709	27,878	28,694

Openreach

Wholesale line rental	4,666	4,227	2,874	1,026	377

Total exchange lines (UK)	27,209	28,127	28,583	28,904	29,071

Mobility connections (000)	360	314	341	372	145

Average revenue per consumer household[a] (£)	274	262	251	254	268

% Consumer contracted revenues[b]	70	68	67	64	58

Networked IT services sales order value (£m)	4,985	5,209	5,391	7,161	7,012

Total sales order value (£m)	8,025	9,299	8,998	9,626	n/a

People employed
Total employees (000)	111.9	106.2	104.4	102.1	99.9

a	Rolling 12 month consumer revenue, less mobile POLOs, divided by average number of primary lines.
b	Includes line rental, broadband, select services and packages.

152	BT Group plc Annual Report & Form 20-F

Additional information

Additional information Page 154

154	Information for shareholders

165	Cross reference to Form 20-F

168	Glossary of terms

171	Index

Additional information
Information for shareholders

Cautionary statement regarding forward-looking statements
Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: expected growth in revenue, EBITDA before specific items and leaver costs, and earnings per share before specific items and leaver costs; expected levels of free cash flow; increased dividends per share; BT’s transformation strategy and its ability to achieve it; expected cost savings; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; growth and opportunities in new wave business (such as networked IT services, broadband and mobility); BT’s network development and plans for the 21st century network; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Undertakings to Ofcom under the Enterprise Act; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; capital expenditure and investment plans (including expected reductions in capital expenditure); adequacy of capital; financing plans; demand for and access to broadband and the promotion of broadband by third-party service providers; and those preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’ or similar expressions.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in its operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT and its lines of business in certain communications markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; and general financial market conditions affecting BT’s performance and ability to raise finance. Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in Group risk factors on page 33. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

154	BT Group plc Annual Report & Form 20-F

Additional information

Stock exchange listings
The principal listing of BT Group’s ordinary shares is on the London Stock Exchange. American Depositary Shares (ADSs), each representing 10 ordinary shares, have been issued by JPMorgan Chase Bank, as Depositary for the American Depositary Receipts (ADRs) evidencing the ADSs, and are listed on the New York Stock Exchange. ADSs also trade, but are not listed, on the London Stock Exchange. Trading on the New York Stock Exchange is under the symbol ‘BT’.
Share and ADS prices
		Pence per		US$ per
		ordinary share		ADS

	High	Low	High	Low
	pence	pence	US$	US$

Financial years ended 31 March
2004	206.75	162.00	34.97	25.65
2005	216.25	169.25	40.93	30.34
2006	235.00	196.50	41.71	35.34
2007	321.75	209.25	62.96	37.08
2008	336.75	205.50	68.55	40.86

Financial year ended 31 March 2007
1 April – 30 June 2006	239.25	209.25	44.75	37.08
1 July – 30 September 2006	268.00	226.75	50.57	41.58
1 October – 31 December 2006	316.50	262.25	62.25	49.09
1 January – 31 March 2007	321.75	290.00	62.96	55.37

Financial year ended 31 March 2008
1 April – 30 June 2007	333.00	306.25	66.58	60.58
1 July – 30 September 2007	336.75	295.00	68.55	59.92
1 October – 31 December 2007	327.75	272.75	68.09	53.92
1 January – 31 March 2008	280.25	205.50	54.55	40.46

Months
November 2007	321.00	276.50	67.10	56.72
December 2007	296.75	273.25	60.13	53.92
January 2008	280.25	245.75	54.55	49.35
February 2008	264.50	226.00	52.40	44.66
March 2008	222.75	205.50	44.42	40.46
April 2008	233.25	212.50	45.90	42.23
1 May to 9 May 2008	225.50	220.75	44.28	43.36

The prices are the highest and lowest closing middle market prices for BT ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the highest and lowest closing sales prices of ADSs, as reported on the New York Stock Exchange composite tape.
     Fluctuations in the exchange rate between the pound Sterling and the US dollar affect the dollar equivalent of the pound Sterling price of the company’s ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange.

Capital gains tax (CGT)
The rights issue in June 2001 and the demerger of O2 in November 2001 adjusted the value for capital gains tax purposes of BT shares.

Rights issue
An explanatory note on the effects of the rights issue on the CGT position relating to BT shareholdings is available from the Shareholder Helpline (see page 164).

Demerger of O2 – capital gains tax calculation
The confirmed official opening prices for BT Group and O2 shares on 19 November 2001 following the demerger were 285.75p and 82.75p, respectively. This means that, of the total (combined) value of 368.50p, 77.544% is attributable to BT Group and 22.456% to O2. Accordingly, for CGT calculations, the base cost of BT Group shares and O2 shares is calculated by multiplying the acquisition cost of a BT shareholding by 77.544% and 22.456%, respectively.

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Additional information Information for shareholders

Analysis of shareholdings at 31 March 2008

			Ordinary shares of 5 pence each

			No of
	Number of	Percentage	shares held	Percentage
Range	holdings	of total	millions	of total
1 – 399	453,479	38.00	95	1.14
400 – 799	336,517	28.20	189	2.25
800 – 1,599	235,296	19.72	263	3.13
1,600 – 9,999	161,406	13.53	471	5.60
10,000 – 99,999	5,233	0.44	99	1.17
100,000 – 999,999	736	0.06	262	3.12
1,000,000 – 4,999,999	328	0.03	725	8.63
5,000,000 and above[a,b,c,d]	204	0.02	6,297	74.96

Total[e]	1,193,199	100.00	8,401	100.00

a	10.1 million shares were held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share plans.
b	Under the BT Group Employee Share Investment Plan, 72.25 million shares were held in trust on behalf of 81,560 participants who were beneficially entitled to the shares. 158 million shares were held in the corporate nominee BT Group EasyShare on behalf of 103,703 beneficial owners.
c	251 million shares were represented by ADSs. Analysis by size of holding is not available for this holding.
d	607 million shares were held as treasury shares.
e	12.2% of the shares were in 1,169,494 individual holdings, of which 92,602 were joint holdings, and 87.8% of the shares were in 23,705 institutional holdings.

As far as the company is aware, the company is not directly or indirectly owned or controlled by another corporation or by the UK Government or any other foreign government or by any other natural or legal person severally or jointly. There are no arrangements known to the company the operation of which may at a subsequent date result in a change in control of the company.
     At 9 May 2008, there were 8,401,227,029 ordinary shares outstanding including 656,913,976 shares held as treasury shares. At the same date, approximately 25 million ADSs (equivalent to 250 million ordinary shares, or approximately 3% of the total number of ordinary shares outstanding on that date) were outstanding and were held by 2,426 record holders of ADRs.
     At 31 March 2008, there were 3,601 shareholders with a US address on the register of shareholders.

Dividends
A final dividend in respect of the year ended 31 March 2007 was paid on 17 September 2007 to shareholders on the register on 24 August 2007, and an interim dividend in respect of the year ended 31 March 2008 was paid on 11 February 2008 to shareholders on the register on 28 December 2007. The final dividend in respect of the year ended 31 March 2008, if approved by shareholders will be paid on 15 September 2008 to shareholders on the register on 22 August 2008.
     The dividends paid or payable on BT shares and ADSs for the last five financial years are shown in the following table. The dividends on the ordinary shares exclude the associated tax credit. The amounts shown are not those that were actually paid to holders of ADSs. For the tax treatment of dividends paid see Taxation of dividends on page 162. Dividends have been translated from pounds Sterling into US dollars using exchange rates prevailing on the date the ordinary dividends were paid.

	Per ordinary share			Per ADS			Per ADS

	Interim	Final	Total	Interim	Final	Total	Interim	Final		Total
Financial years ended 31 March	pence	pence	pence	£	£	£	US$	US$		US$
2004	3.20	5.30	8.50	0.320	0.530	0.850	0.590	0.938		1.528
2005	3.90	6.50	10.40	0.390	0.650	1.040	0.724	1.195		1.919
2006	4.30	7.60	11.90	0.430	0.760	1.190	0.747	1.415		2.162
2007	5.10	10.00	15.10	0.510	1.000	1.510	0.991	1.972		2.963
2008	5.40	10.40	15.80	0.540	1.040	1.580	1.030	–	[a]	–	[a]

a	Qualifying holders of ADSs on record as of 22 August 2008 are entitled to receive the final dividend which will be paid on 22 September 2008, subject to approval at the AGM. The US dollar amount of the final dividend of 100 pence per ADS to be paid to holders of ADSs will be based on the exchange rate in effect on 15 September 2008, the date of payment to holders of ordinary shares.

As dividends paid by the company are in pounds Sterling, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by the Depositary of such cash dividends.

Dividend mandate
Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Shareholder Helpline (see page 164). Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS). Alternatively, a form may be downloaded from the Dividends page of our website at www.bt.com/investorcentre

156	BT Group plc Annual Report & Form 20-F

Additional information

Dividend investment plan
Under the Dividend investment plan, cash from participants’ dividends is used to buy further BT shares in the market.
      Shareholders could elect to receive additional shares in lieu of a cash dividend for the following dividends:
	Date paid	Price per share pence
2004 interim	9 February 2004	175.98
2004 final	6 September 2004	183.69
2005 interim	7 February 2005	209.95
2005 final	5 September 2005	220.25
2006 interim	13 February 2006	214.50
2006 final	11 September 2006	250.98
2007 interim	12 February 2007	320.54
2007 final	17 September 2007	316.21
2008 interim	11 February 2008	232.08

Global Invest Direct
Details of the direct purchase plan run by the ADR Depositary, JPMorgan Chase Bank, Global Invest Direct, including reinvestment of dividends, are available from JPMorgan Chase Bank on +1 800 634 8366 (toll free within the USA) or +1 201 680 6630 (from outside the USA), or on written request to the ADR Depositary.

Total shareholder return
Total shareholder return (TSR) is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends. Over the last five years (as shown in the first TSR chart below), BT’s TSR is positive 75.7% compared with the FTSE 100 TSR of positive 87.4%. In the second half of 2008, BT shares gave up much of the strong performance from the previous year, having fallen from a five-year high of 336.75p in July 2007. This has fed through to BT’s TSR, which for the 2008 financial year was negative 24.8%, compared with the FTSE 100 TSR which was negative 6.3% and the FTSEurofirst 300 Telco Index TSR which was negative 5.6%. In the period between the demerger on 19 November 2001 and 31 March 2008, BT’s TSR was positive 1.7%, compared with negative 7.0% for the FTSEurofirst 300 Telco Index. The FTSE 100 TSR over the same period was positive 33.8%.

BT's total shareholder return (TSR) performance vs the FTSE 100	BT's TSR performance vs the FTSEurofirst 300 Telco Index
over the five financial years to 31 March 2008	since demerger

1 April 2003 = 100	19 November 2001 = 100
Source: Datastream	Source: Datastream
The graph shows the relative TSR performance of BT and the FTSE 100 over the last five years.	The graph shows the relative TSR performance of BT and the FTSEurofirst 300 Telco Index since demerger.

Results announcements
Expected announcements of results:
Results	Date[a]
1st quarter	31 July 2008
2nd quarter and half year	13 November 2008
3rd quarter and nine months	February 2009
4th quarter and full year	May 2009
2009 Annual Report and accounts published	May 2009

a	Date may be subject to change.

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Additional information Information for shareholders

Individual savings accounts (ISAs)
Information about investing in BT shares through an ISA may be obtained from Halifax Share Dealing Limited, Trinity Road, Halifax, W.Yorkshire HX1 2RG (telephone 0870 242 5588). ISAs are also offered by other organisations.

Sharegift
The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available from ShareGift at www.sharegift.org or telephone 020 7930 3737, or can be obtained from the Shareholder Helpline.

Unclaimed Assets Register
BT, along with many other leading UK companies, subscribes to Experian’s Unclaimed Assets Register (UAR), a register of individuals owed unclaimed financial assets such as shareholdings and dividends. UAR provides members of the public with a search device to trace lost assets. UAR donates a proportion of its income to charity. For further information visit www.uar.co.uk or telephone 0870 241 1713.

Exchange rates
BT publishes its consolidated financial statements expressed in pounds Sterling. The following tables detail certain information concerning the exchange rates between pounds Sterling and US dollars based on the noon buying rate in New York City for cable transfers in pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate).
Year ended 31 March	2008	2007	2006	2005	2004
Period end	1.96	1.97	1.74	1.89	1.84
Average[a]	1.99	1.91	1.78	1.85	1.71
High	2.03	1.99	1.92	1.95	1.90
Low	1.94	1.74	1.71	1.75	1.55

a	The average of the Noon Buying Rates in effect on the last day of each month during the relevant period.

	Month

	April	March	February	January	December	November
	2008	2008	2008	2008	2007	2007
High	2.00	2.03	1.99	1.99	2.07	2.11
Low	1.96	1.98	1.94	1.95	1.98	2.05

On 9 May 2008, the most recent practicable date for this annual report, the Noon Buying Rate was US$1.95 to £1.00.

Share buy back
The following table gives details of the purchase by BT of its own shares during 2008.

			Total number of	Maximum number of
			shares purchased as	shares that may yet
		Average price paid	part of publicly	be purchased under
	Total number of	per share (pence – net	announced plans or	the plans or
Calendar month[a]	shares purchased	of dealing costs)	programmes	programmes	[b]
April 2007	nil	N/A	nil	708,300,000
May	81,000,000	322	81,000,000	627,300,000
June	32,250,000	324	32,250,000	595,050,000
July	38,400,000	322	38,400,000	807,700,000	[c]
August	57,770,000	310	57,770,000	749,930,000
September	19,100,000	306	19,100,000	730,830,000
October	16,650,000	310	16,650,000	714,180,000
November	52,500,000	287	52,500,000	661,680,000
December	27,075,000	284	27,075,000	634,605,000
January 2008	27,093,711	264	27,093,711	607,511,289
February	98,323,621	232	98,323,621	509,187,668
March	89,495,359	215	89,495,359	419,692,309

	539,657,691	277.51	539,657,691	419,692,309

a	Purchases from April 2007 to 19 July 2007 were made in accordance with a resolution passed at the AGM held on 12 July 2006. Purchases from 20 July 2007 to March 2008 were made in accordance with a resolution passed at the AGM on 19 July 2007.
b	There are no plans or programmes BT has determined to terminate prior to expiration, or under which BT does not intend to make further purchases.
c	Authority was given to purchase up to 834 million shares on 12 July 2006 and 827 million shares on 19 July 2007. These authorities expire at the close of the following AGM, or 15 months following the date of approval, if earlier. The authority given in July 2006 expired on 19 July 2007.

158	BT Group plc Annual Report & Form 20-F

Additional information

Memorandum and Articles of Association
The following is a summary of the principal provisions of BT’s memorandum and articles of association (‘Memorandum’ and ‘Articles’), a copy of which has been filed with the Registrar of Companies.

Memorandum
The Memorandum provides that the company’s principal objects are, among other things, to carry on any business of running, operating, managing and supplying telecommunication systems and systems of any kind for conveying, receiving, storing, processing or transmitting sounds, visual images, signals, messages and communications of any kind.

Articles
In the following description of the rights attaching to the shares in the company, a ‘holder of shares’ and a ‘shareholder’ is, in either case, the person entered on the company’s register of members as the holder of the relevant shares. Shareholders can choose whether their shares are to be evidenced by share certificates (i.e. in certificated form) or held in electronic (i.e. uncertificated) form in CREST (the electronic settlement system in the UK).

(a) Voting rights
Subject to the restrictions described below, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold.
     Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.
     No person is, unless the Board decide otherwise, entitled to attend or vote at any general meeting or to exercise any other right conferred by being a shareholder if they or any person appearing to be interested in those shares has been sent a notice under section 793 of the Companies Act 2006 (which confers upon public companies the power to require information with respect to interests in their voting shares) and they or any interested person has failed to supply to the company the information requested within 14 days after delivery of that notice. These restrictions end seven days after the earlier of the date the shareholder complies with the request satisfactorily or the company receives notice that there has been an approved transfer of the shares.

(b) Variation of rights
Whenever the share capital of the company is split into different classes of shares, the special rights attached to any of those classes can be varied or withdrawn either:
(i)	with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class; or
(ii)	with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class.
At any separate meeting, the necessary quorum is two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).
The company can issue new shares and attach any rights and restrictions to them, as long as this is not restricted by special rights previously given to holders of any existing shares. Subject to this, the rights of new shares can take priority over the rights of existing shares, or existing shares can take priority over them, or the new shares and the existing shares can rank equally.

(c) Changes in capital The company may by ordinary resolution:
(i)	consolidate and divide all or any of its share capital into shares of a larger amount;
(ii)	divide all or part of its share capital into shares of a smaller amount;
(iii)	cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled; and
(iv)	increase its share capital.
The company may also:
(i)	buy back its own shares; and
(ii)	by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(d)	Dividends
The company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. Fixed dividends will be paid on any class of shares on the dates stated for the payments of those dividends.
     The directors can offer ordinary shareholders the right to choose to receive new ordinary shares, which are credited as fully paid, instead of some or all of their cash dividend. Before they can do this, the company’s shareholders must have passed an ordinary resolution authorising the directors to make this offer.
Any dividend which has not been claimed for ten years after it was declared or became due for payment will be forfeited and will belong to the company unless the directors decide otherwise.

(e) Distribution of assets on winding up
If the company is wound up (whether the liquidation is voluntary, under supervision of the court or by the court) the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the

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Additional information Information for shareholders

liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present shareholder can be compelled to accept any shares or other property under the Articles which could give that shareholder a liability.

(f) Transfer of shares
Certificated shares of the company may be transferred in writing either by an instrument of transfer in the usual standard form or in another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the company.
      The Board may refuse to register any transfer of any share held in certificated form:

(i)	which is in favour of more than four joint holders; or
(ii)	unless the transfer form to be registered is properly stamped to show payment of any applicable stamp duty and delivered to the company’s registered office or any other place the Board decide. The transfer must have with it the share certificate for the shares to be transferred; any other evidence which the Board ask for to prove that the person wanting to make the transfer is entitled to do this; and if the transfer form is executed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.

Transfers of uncertificated shares must be carried out using a relevant system (as defined in the Uncertificated Securities Regulations 2001 (the Regulations)). The Board can refuse to register a transfer of an uncertificated share in the circumstances stated in the Regulations.
     If the Board decide not to register a transfer of a share, the Board must notify the person to whom that share was to be transferred no later than two months after the company receives the transfer or instruction from the operator of the relevant system.
     The Board can decide to suspend the registration of transfers, for up to 30 days a year, by closing the register of shareholders. The register must not be closed without the consent of the operator of a relevant system (as defined in the Regulations) in the case of uncertificated shares.

(g) Untraced shareholders
BT may sell any shares after advertising its intention and waiting for three months if the shares have been in issue for at least ten years, during that period at least three dividends have become payable on them and have not been claimed and BT has not heard from the shareholder or any person entitled to the dividends by transmission. The net sale proceeds belong to BT, but it must pay those proceeds to the former shareholder or the person entitled to them by transmission if that shareholder, or that other person, asks for them.

(h) General meetings of shareholders
Every year the company must hold an annual general meeting. The Board can call a general meeting at any time and, under general law, must call one on a shareholders’ requisition.

(i) Limitations on rights of non-resident or foreign shareholders
The only limitation imposed by the Articles on the rights of non-resident or foreign shareholders is that a shareholder whose registered address is outside the UK and who wishes to receive notices of meetings of shareholders or documents from BT must give the company an address within the UK to which they may be sent.

(j) Directors
Directors’ remuneration
Excluding remuneration referred to below, each director will be paid such fee for his services as the Board decide, not exceeding £50,000 a year and increasing by the percentage increase of the retail prices index (as defined by Section 989 Income Tax Act 2007) for any 12 month period beginning 1 April 1999 or an anniversary of that date. The company may by ordinary resolution decide on a higher sum. This resolution can increase the fee paid to all or any directors either permanently or for a particular period. The directors may be paid their expenses properly incurred in connection with the business of the company.
     The Board can award extra fees to a director who holds an executive position; acts as chairman or deputy chairman; serves on a Board committee at the request of the Board; or performs any other services which the Board consider extend beyond the ordinary duties of a director.
     The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, BT can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in the company or any of its subsidiary undertakings, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

Directors’ votes
A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders’ meetings.
      Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has a material interest (this will also apply to interests of a person connected with the director). The director can vote if the interest is only an interest in BT shares, debentures or other securities. A director can, however, vote and be counted in a quorum in respect of certain matters in which he or she is interested as set out in the Articles.

160	BT Group plc Annual Report & Form 20-F

Additional information

Subject to the relevant legislation, the shareholders can by passing an ordinary resolution suspend or relax, among other things, the provisions relating to the interest of a director in any contract or arrangement or relating to a director’s right to vote and be counted in a quorum on resolutions in which he or she is interested to any extent or ratify any particular contract carried out in breach of those provisions.
Directors’ interests If the legislation allows and the director has disclosed the nature and extent of the interest to the Board, the director can:
(i)	have any kind of interest in a contract with or involving BT (or in which BT has an interest or with or involving another company in which BT has an interest);
(ii)	have any kind of interest in a company in which BT has an interest (including holding a position in that company or being a shareholder of that company);
(iii)	hold a position (other than auditor) in BT or another company in which BT has an interest on terms and conditions decided by the Board; and
(iv)	alone (or through some firm with which the director is associated) do paid professional work (other than as auditor) for BT or another company in which BT has an interest on terms and conditions decided by the Board.

A director does not have to hand over to BT any benefit received or profit made as a result of anything permitted to be done under the Articles.
     When a director knows that they are interested in a contract with BT they must tell the other directors.

Retirement of directors
No one is prevented from being or becoming a director because they have reached the age of 70.
     At every annual general meeting, any director who was elected or last re-elected a director at or before the annual general meeting held in the third year before the current year, must retire by rotation. Any director appointed by the directors automatically retires at the next following annual general meeting. A retiring director is eligible for re-election.

Directors’ borrowing powers
To the extent that the legislation and the Articles allow, the Board can exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person. The Board must limit the borrowings of the company and exercise all the company’s voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to ensure that the aggregate amount of all borrowings by the group outstanding, net of amounts borrowed intra-group among other things, at any time does not exceed £35 billion.

Material contracts
Excluding contracts entered into in the ordinary course of business, no contracts have been entered into in the two years preceding the date of this document by BT or another member of the group which are, or may be, material to the group or contain a provision under which a member of the group has an obligation or entitlement which is, or may be, material to BT or such other member of the group.

Taxation (US Holders)
This is a summary only of the principal US federal income tax and UK tax consequences of the ownership and disposition of ordinary shares or ADSs by US Holders (as defined below) who hold their ordinary shares or ADSs as capital assets. It does not address all aspects of US federal income taxation and does not address aspects that may be relevant to persons who are subject to special provisions of US federal income tax law, including US expatriates, insurance companies, tax-exempt organisations, banks, regulated investment companies, financial institutions, securities broker-dealers, traders in securities who elect a mark-to-market method of accounting, persons subject to alternative minimum tax, investors that directly, indirectly or by attribution own 10% or more of the outstanding share capital or voting power of BT, persons holding their ordinary shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their ordinary shares or ADSs pursuant to the exercise of options or otherwise as compensation, or persons whose functional currency is not the US dollar, amongst others. Those holders may be subject to US federal income tax consequences different from those set forth below.
     For the purposes of this summary, a US Holder is a beneficial owner of ordinary shares or ADSs that, for US federal income tax purposes, is: a citizen or individual resident of the United States, a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to US federal income taxation regardless of its source, or a trust if a US court can exercise primary supervision over the administration of the trust and one or more United States persons are authorised to control all substantial decisions of the trust. If a partnership holds ordinary shares or ADSs, the US tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the ordinary shares or ADSs.
     In particular, this summary is based on (i) current UK tax law and the practice of Her Majesty’s Revenue & Customs (HMRC) and US law and US Internal Revenue Service (IRS) practice, including the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect and available, (ii) the United Kingdom–United States Convention relating to estate and gift taxes, and (iii) the United Kingdom–United States Tax Convention that entered into force on 31 March 2003 and the protocol thereto (the Convention), all as in effect on the date of this annual report, all of which are subject to change or changes in interpretation, possibly with retroactive effect.

BT Group plc Annual Report & Form 20-F	161

Additional information Information for shareholders

US Holders should consult their own tax advisors as to the applicability of the Convention and the consequences under UK, US federal, state and local, and other laws, of the ownership and disposition of ordinary shares or ADSs.

Taxation of dividends
Under current UK tax law, BT will not be required to withhold tax at source from dividend payments it makes. Unless a US Holder of ordinary shares or ADSs is resident in or ordinarily resident for United Kingdom tax purposes in the United Kingdom or unless a US holder of ordinary shares or ADSs carries on a trade, profession or vocation in the United Kingdom through a branch or agency, or, in the case of a company, a permanent establishment in the UK, the holder should not be liable for UK tax on dividends received in respect of ordinary shares and/or ADSs.
     For US federal income tax purposes, a distribution will be treated as ordinary dividend income. The amount of the distribution includible in gross income of a US Holder will be the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a US Holder of ordinary shares, or by the Depositary, in the case of ADSs. A US Holder who converts the British pounds into US dollars on the date of receipt generally should not recognise any exchange gain or loss. A US Holder who does not convert the British pounds into US dollars on the date of receipt generally will have a tax basis in the British pounds equal to their US dollar value on such date. Foreign currency gain or loss, if any, recognised by the US Holder on a subsequent conversion or other disposition of the British pounds generally will be US source ordinary income or loss. Dividends paid by BT to a US Holder will not be eligible for the US dividends received deduction that may otherwise be available to corporate shareholders.
     For purposes of calculating the foreign tax credit limitation, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the United States and generally will constitute ‘passive income’ or, for certain Holders, ‘financial services income’ for tax years beginning before 1 January 2007, and for tax years beginning after 31 December 2006, will be treated as ‘passive category income’ or ‘general category income’. The rules relating to the determination of the foreign tax credit are very complex. US Holders who do not elect to claim a credit with respect to any foreign taxes paid in a given taxable year may instead claim a deduction for foreign taxes paid. A deduction does not reduce US federal income tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign credits.
     There will be no right to any UK tax credit or to any payment from HMRC in respect of any tax credit on dividends paid on ordinary shares or ADSs.
     Certain US Holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum rate of 15%) in respect of ‘qualified dividend income’ received in taxable years beginning before 1 January 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US Holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares or ADSs with respect to which the dividend has been paid are readily tradeable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Convention) which provides for the exchange of information. BT currently believes that dividends paid with respect to its ordinary shares and ADSs should constitute qualified dividend income for US federal income tax purposes. Each individual US Holder of ordinary shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by BT to him, as applicable.

Taxation of capital gains
Unless a US Holder of ordinary shares or ADSs is resident in or ordinarily resident for United Kingdom tax purposes in the United Kingdom or unless a US Holder of ordinary shares or ADSs carries on a trade, profession, or vocation in the United Kingdom through a branch, agency, or in the case of a company, a permanent establishment in the UK, and the ordinary shares and/or ADSs have been used, held, or acquired for the purposes of that trade, profession or vocation the holder should not be liable for UK tax on capital gains on a disposal of ordinary shares and/or ADSs.
     A US Holder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the United Kingdom on or after 17 March 1998 or who falls to be regarded as resident outside the United Kingdom for the purposes of any double tax treaty (Treaty non-resident) on or after 16 March 2005 and continues to not be resident or ordinarily resident in the United Kingdom or continues to be Treaty non-resident for a period of less than five years of assessment and who disposes of his ordinary shares or ADSs during that period may also be liable on his return to the United Kingdom to United Kingdom tax on capital gains, subject to any available exemption or relief, even though he is not resident or ordinarily resident in the United Kingdom or is Treaty non-resident at the time of disposal.
     For US federal income tax purposes, a US Holder generally will recognise capital gain or loss on the sale, exchange or other disposition of ordinary shares or ADSs in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US Holder’s adjusted tax basis (determined in US dollars) in the ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the ordinary shares have been held for more than one year at the time of disposition. Long-term capital gains recognised by an individual US Holder generally are subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.
     A US Holder’s tax basis in an ordinary share will generally be its US dollar cost. The US dollar cost of an ordinary share purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of ordinary shares traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects). Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. The amount realised on a sale or other disposition of ordinary shares for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of

162	BT Group plc Annual Report & Form 20-F

Additional information

ordinary shares traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

Passive foreign investment company status
A non-US corporation will be classified as a Passive Foreign Investment Company for US federal income tax purposes (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. BT currently believes that it did not qualify as a PFIC for the tax year ending 31 March 2008. If BT were to become a PFIC for any tax year, US Holders would suffer adverse tax consequences. These consequences may include having gains realised on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by BT would not be ‘qualified dividend income’ which may be eligible for reduced rates of taxation as described above. US Holders should consult their own tax advisors regarding the potential application of the PFIC rules to BT.

US information reporting and backup withholding
Dividends paid on and proceeds received from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and backup withholding at a current rate of 28% (which rate may be subject to change). Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a US Holder who provides a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt. Persons that are United States persons for US federal income tax purposes who are required to establish their exempt status generally must furnish IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Holders that are not United States persons for US federal income tax purposes generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

UK stamp duty
A transfer of or an agreement to transfer an ordinary share will generally be subject to UK stamp duty or UK stamp duty reserve tax (SDRT) at 0.5% of the amount or value of any consideration provided rounded up (in the case of stamp duty) to the nearest £5. SDRT is generally the liability of the purchaser. It is customarily also the purchaser who pays UK stamp duty. A transfer of an ordinary share to, or to a nominee for, a person whose business is or includes the provision of clearance services or to, or to a nominee or agent of, a person whose business is or includes issuing depositary receipts gives rise to a 1.5% charge to stamp duty or SDRT of either the amount of the consideration provided or the value of the share issued rounded up (in the case of stamp duty) to the nearest £5. No UK stamp duty will be payable on the transfer of an ADS (assuming it is not registered in the UK), provided that the transfer documents are executed and always retained outside the UK.
     Transfers of ordinary shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration. Paperless transfers of ordinary shares within CREST are generally liable to SDRT at the rate of 0.5% of the value of the consideration. CREST is obliged to collect SDRT from the purchaser of the shares on relevant transactions settled within the system.

UK inheritance and gift taxes in connection with ordinary shares and/or ADSs
The rules and scope of domicile are complex and action should not be taken without advice specific to the individual’s circumstances. A lifetime gift or a transfer on death of ordinary shares and/or ADSs by an individual holder, who is US domiciled (for the purposes of the UK/US Estate and Gift Tax Convention) and who is not a UK national (as defined in the Convention) will not generally be subject to UK inheritance tax if the gift is subject to US federal gift or US estate tax unless the tax is not paid.

Limitations affecting security holders
There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.

Documents on display
All reports and other information that BT files with the US Securities and Exchange Commission (SEC) may be inspected at the SEC’s public reference facilities at Room 1580, 100 F Street, NE Washington, DC, 20549, USA. These reports may be accessed via the SEC’s website at www.sec.gov

Publications
BT produces a series of reports on the company’s financial, economic, compliance, social and environmental performance. Most of these reports (as well as the EAB Annual Report on BT’s compliance with the Undertakings), are available to shareholders on request and can be accessed at www.bt.com/aboutbt More detailed disclosures on BT’s implementation of social, ethical and environmental policies and procedures are available online through our independently verified sustainability report at www.bt.com/betterworld

BT Group plc Annual Report & Form 20-F	163

Additional information Information for shareholders

Document	Publication date

Annual Review & Notice of Meeting	May
Annual Report & Form 20-F	May
Changing World: Sustained Values, Innovation and implementation	May
EAB Annual Report	May
Quarterly results releases	July, November, February and May
Current Cost Financial Statements	September
Statement of Business Practice (The Way We Work)	February 2008

For printed copies, when available, contact the Shareholder Helpline on Freefone 0808 100 4141 or, alternatively, contact our Registrars in the UK, at the address below.

Electronic communication
Shareholders can now choose to receive their shareholder documents electronically rather than by post. Shareholders may elect to receive documents in this way by going to www.bt.com/signup and following the online instructions, or by calling the Shareholder Helpline.

Shareholder communication
BT is committed to communicating openly with each of its stakeholder audiences in the manner most appropriate to their requirements.
     All investors can visit our website at www.bt.com/investorcentre for more information about BT. There are direct links from this page to sites providing information particularly tailored for shareholders, institutional investors and analysts, industry analysts and journalists.
     An online version of this document is available at www.bt.com/annualreport

Private shareholders
If private shareholders have any enquiries about their shareholding, they should contact our Registrars, Equiniti, at the address below.
     Equiniti maintain BT Group’s share register and the separate BT Group EasyShare register. They also provide a Shareholder Helpline service on Freefone 0808 100 4141.

Shareholder helpline	The Registrar
Tel: Freefone 0808 100 4141	Equiniti
Fax: 01903 833371	Aspect House,
Textphone: Freefone 0800 169 6907	Spencer Road,
From outside the UK:	Lancing,
Tel: +44 121 415 7178	West Sussex
Fax: +44 1903 833371	BN99 6 DA
Textphone: +44 121 415 7028	Website: www.equiniti.com
e-mail: bt@equiniti.com

General enquiries	ADR Depositary
BT Group plc	JPMorgan Service Center
BT Centre	PO Box 358409
81 Newgate Street	Pittsburg, PA
London EC1A 7AJ	15252-8409 USA
United Kingdom	Tel: +1 800 634 8366 (toll free in the USA and Canada)
Tel: 020 7356 5000	or +1 201 680 6630 (from outside the USA and Canada)
Fax: 020 7356 5520	e-mail: jpmorganadr@mellon.com
From overseas:	Website: www.adr.com
Tel +44 20 7356 5000
Fax +44 20 7356 5520

Institutional investors and analysts
Institutional investors and equity research analysts may contact Investor Relations on:
Tel: 020 7356 4909
Fax: 020 7356 5270
e-mail: investorrelations@bt.com

Industry analysts may contact:
Tel: 020 7356 5631
Fax: 01332 577434
e-mail: industryenquiry@bt.com

A full list of BT contacts and an electronic feedback facility is available at www.bt.com/talk

164	BT Group plc Annual Report & Form 20-F

Additional information

Additional information
Cross reference to Form 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page
1	Identity of directors, senior management and advisors	Not applicable

2	Offer statistics and expected timetable	Not applicable

3	Key information
3A	Selected financial data	Selected financial data	148
		Additional information for shareholders
		Exchange rates	158
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable
3D	Risk factors	Business review
		Group risk factors	33

4	Information on the company
4A	History and development of the company	Contents page
		Business review
		Introduction	11
		How BT is structured	13
		Acquisitions and disposals
		Prior to 2008	24
		Financial review
		Capital expenditure	53
		Acquisitions	53
4B	Business overview	Business review	11
		Financial review
		Line of business results	40
		Operational statistics	152
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	154
4C	Organisational structure	Business review
		Introduction	11
		Subsidiary undertakings and associate	144
4D	Property, plants and equipment	Business review
		Our resources
		Our property portfolio	30
		Financial statistics	150

5	Operating and financial review and prospects
5A	Operating results	Financial review	37
		Consolidated financial statements
		Accounting policies	88
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	154
5B	Liquidity and capital resources	Financial review	37
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	154
		Consolidated financial statements
		Notes to the consolidated financial statements
		Loans and other borrowings	115
		Financial commitments and contingent liabilities	121
		Financial instruments and risk management	134
5C	Research and development, patents and licences	Business review
		Global networked IT services	11
		Our global research and development capability	29
		Our IT systems and networks estate	30
		Financial statistics	150
5D	Trend information	Financial review	37
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	154

BT Group plc Annual Report & Form 20-F	165

Additional information Cross reference to Form 20-F

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page
5E	Off-balance sheet arrangements	Financial review
		Off-balance sheet arrangements	53
5F	Tabular disclosure of contractual obligations	Financial review
		Capital resources	52

6	Directors, senior management and employees	Corporate governance
6A	Directors and senior management	Board of Directors and Operating Committee	58
6B	Compensation	Report on directors’ remuneration	64
		Consolidated financial statements
		Notes to the consolidated financial statements
		Retirement benefit plans	125
		Share based payments	130
6C	Board practices	Board of Directors and Operating Committee	58
		Report of the directors
		Board composition and role	60
		Report on directors’ remuneration	64
6D	Employees	Financial review
		Group results	38
		Consolidated financial statements
		Notes to the consolidated financial statements
		Employees	130
		Operational statistics	152
6E	Share ownership	Report on directors’ remuneration	64
		Consolidated financial statements
		Notes to the consolidated financial statements
		Share based payments	130

7	Major shareholders and related party transactions
7A	Major shareholders	Report of the Directors
		Substantial shareholdings	81
		Additional information for shareholders
		Analysis of shareholdings at 31 March 2008	156
7B	Related party transactions	Report of the Directors
		Directors’ information
		Interest of management in certain transactions	78
		Report on directors’ remuneration	64
		Consolidated financial statements
		Notes to the consolidated financial statements
		Related party transactions	121
7C	Interests of experts and counsel	Not applicable

8	Financial information
8A	Consolidated statements and other financial information	See Item 18 below
		Business review
		Legal proceedings	27
		Financial review
		Dividends	47
		Consolidated financial statements
		Notes to the consolidated financial statements
		Financial commitments and contingent liabilities	121
		Additional information for shareholders
		Dividends	156
		Dividend investment plan	157
		Memorandum and Articles of Association
		Articles
		Dividends	159
8B	Significant changes	Financial review
		Capital resources	52

166	BT Group plc Annual Report & Form 20-F

Additional information

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page
9	The offer and listing
9A	Offer and listing details	Additional information for shareholders
		Share and ADS prices	155
9B	Plan of distribution	Not applicable
9C	Markets	Additional information for shareholders
		Stock exchange listings	155
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable

10	Additional information
10A	Share capital	Not applicable
10B	Memorandum and articles of association	Additional information for shareholders
		Memorandum and Articles of Association	159
10C	Material contracts	Additional information for shareholders
		Material contracts	161
10D	Exchange controls	Additional information for shareholders
		Limitations affecting security holders	163
10E	Taxation	Additional information for shareholders
		Taxation (US Holders)	161
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Additional information for shareholders
		Documents on display	163
10I	Subsidiary information	Not applicable

11	Quantitative and qualitative disclosures about market risk	Financial review
		Financial risk and capital management	50
		Consolidated financial statements
		Accounting Policies
		Financial instruments	91
		Notes to the consolidated financial statements
		Financial instruments and risk management	134

12	Description of securities other than equity securities	Not applicable

13	Defaults, dividend arrearages and delinquencies	Not applicable

14	Material modifications to the rights of security holders and use of proceeds	Not applicable

15	Controls and procedures	Report of the Directors
		US Sarbanes-Oxley Act of 2002	81

16A	Audit committee financial expert	Report of the Directors
		US Sarbanes-Oxley Act of 2002	81
16B	Code of ethics	Report of the Directors
		US Sarbanes-Oxley Act of 2002	81
16C	Principal accountants’ fees and services	Consolidated financial statements
		Notes to the consolidated financial statements
		Audit and non-audit services	133
		Report of the Directors
		Report of the Audit Committee	62
16E	Purchases of equity securities by the issuer and affiliated purchasers	Additional information for shareholders
		Share buy back	158

17	Financial statements	Not applicable

18	Financial statements	Report of the independent auditors	86
		Consolidated financial statements	87
		Quarterly analysis of revenue and profit	145

BT Group plc Annual Report & Form 20-F	167

Additional information
Glossary of terms

123

21CN: an end-to-end, next generation IP network, designed to transform the customer experience by delivering new, converged services rapidly and cost effectively. It is one of the largest investments in the UK’s communications infrastructure by a private sector company

21CN Ethernet: a next generation wholesale Ethernet service and the first to be built on the 21CN platform. It will offer ten times the bandwidth of the core MPLS network, delivering high-speed data connectivity to corporate customers and mobile operators

A

ARPU: average revenue per user

B

backhaul network: the network linking a communication provider’s network with the BT exchange broadband: comes from ‘broad bandwidth’ and is used to describe a high-capacity, two-way link between an end user and an access network supplier – capable of carrying a wide range of applications

BT Broadband Talk: enables customers to make and receive calls over a broadband connection, using a touch-tone telephone plugged into the router or BT Home Hub. Customers on BT Broadband Talk get a separate phone number

BT Broadband Voice: a voice over IP telephone service offering unlimited local and national calls for a fixed monthly subscription

BT Business Broadband: a broadband package specifically designed for small and medium businesses, which was superseded in January 2007 by BT Business Total Broadband

BT Business Builder: one of a series of SaaS (software as a service) applications designed to help small businesses with administration and cost control

BT Business Essentials: a package designed for customers taking their first online steps, which includes basic website creation tools

BT Business IT Manager: a selection of services to meet all small and medium businesses’ IT needs – from hardware supply and set up to advice on, and support for, systems

BT Business One Plan: the UK’s first triple-play landline, mobile and broadband calling package designed for businesses

BT Business Total Broadband: BT’s most complete broadband package specifically designed for small and medium businesses, powered by business-grade broadband with download speeds of up to 8Mb

BT Communications Complete: a simple, networked IP platform offering everything BT’s business customers need to improve their communications

BT Conferencing: a business within BT Enterprises offering global audio, video and web collaboration services

BT Corporate Fusion: a ground-breaking premises-based fixed-mobile convergence service for large organisations. It enables organisations to take advantage of fixed-mobile convergence and their increasing deployment of IP telephony and wi-fi coverage

BT Design: a BT internal functional unit responsible for the design and deployment of the platforms, systems and processes which support BT’s products and services

BT Digital Vault: a quick and hassle-free service for safeguarding files stored on customers’ PCs and laptops –including photos, emails, and other important personal information

BT Directories: a business within BT Enterprises offering directory enquiries, operator services and the phone book, as well as more recently developed on-line and CD-ROM services

BT Enterprises: a business unit within BT Retail encompassing BT Conferencing, BT Directories, BT Expedite, BT Payphones, BT Redcare and dabs.com

BT Expedite: a business within BT Enterprises offering specialist store integration solutions and services

BT FON: global wireless broadband access for BT Total Broadband customers using BT Openzone Wi-Fi hotspots and the connection of other BT FON members

BT Fusion: a versatile tariff that includes unlimited calls to UK mobiles and UK landlines made from the office (within range of the BT Business Hub) or from a BT Openzone hotspot

BT Global Services: BT’s line of business providing global services (including managed networks, outsourcing and systems integration on an agile IP infrastructure) to multi-site organisations, such as corporate and government customers across Europe, the Americas and the Asia Pacific region. It also serves wholesale customers outside the UK

BT Home Hub: a stylish, powerful feature-packed ADSL router, designed to sit at the heart of the digital home. It can connect to up to 15 devices wirelessly, and supports BT’s full range of services including BT Total Broadband and BT Broadband Talk

BT Home IT Support: BT’s IT fix-it service for broadband customers, offering straightforward jargon-free advice and support over the phone or in the home for a wide range of computer issues

BT Ireland: a division of BT Retail. It operates in the consumer, business, major business and wholesale markets throughout the island of Ireland

BT Net Protect: anti-virus and firewall security products

BT Office Anywhere: a hand-held device which gives users on the move the functions of an office Windows PC. Unlike other smartphones, it comes with VoIP and the option of unlimited VoIP calls to UK landlines

BT Openzone: a convenient, easy to use broadband internet access service using wireless technology (Wi-Fi). Users can access email or surf the internet from around 40,000 hot spots throughout the UK and around the world

BT Operate: a BT internal functional unit responsible for the operation of the platforms, systems and processes which support BT’s products and services

BT Payphones: a business within BT Enterprises providing street, managed and private payphones and card services

BT Pension Scheme (BTPS): The BTPS is the group’s main final salary pension scheme, where benefits are based on employees’ length of service and final pensionable pay

BT Redcare: a business within BT Enterprises offering secure intelligent monitoring and tracking services, including alarm monitoring, CCTV, machine monitoring, secure mobile data solutions and vehicle tracking

BT Retail: a BT line of business offering a wide range of retail products and services to the consumer and small to medium business markets

168	BT Group plc Annual Report & Form 20-F

Additional information

BT Retirement Plan (BTRP): a defined contribution pension arrangement that was introduced for new BT employees from 1 April 2001

BT Softphone: an easy to download service giving free global PC-to-PC chat at any time of day

BT Together: a calling plan for consumer customers, offering three low-cost calling packages

BT Tradespace: an online trading community that brings businesses and individual sellers together with potential customers and partners

BT Total Broadband: the most comprehensive broadband packages yet seen in the UK. Powered by ultra-fast download speeds of up to 8Mb, it offers free internet voice calls, free video calls, and a suite of security software – all brought together through the BT Home Hub. BT Total Broadband even gives freedom to roam outside the home with Wi-Fi, via free BT Openzone wireless minutes. There are no connection charges, and the package comes with around-the-clock helpdesk support

BT Total Broadband Anywhere: the UK’s first fully-inclusive mobile broadband package which offers a high-end mobile device so that customers can always have their broadband with them – in or out of the home

BT Vision: next generation TV service combining the appeal of TV with the interactivity of broadband. Customers can watch what they want when they want, and not be tied to TV schedules. The service does not require a regular monthly subscription

BT Wholesale: a BT line of business providing network services and solutions within the UK. It services more than 700 communications providers, including other BT businesses

Business in the Community: an organisation of more than 700 of the UK’s top companies committed to improving their positive impact on society

C

Childline: the UK’s free, 24-hour helpline for children in distress or danger convergence: has various interpretations. It can mean the delivery of voice, video and data across all networks. It also refers to the integration of fixed and mobile solutions, sometimes on a single handset

CP: communications provider

CPS: carrier pre-selection enables customers to choose to have certain call types carried by another network operator

CRM: customer relationship management

CSR: corporate social responsibility

‘cycle time’: the time between the start and finish of each and every customer experience – for example the time elapsed between a customer’s initial attempt to contact BT and receipt of the relevant service and payment of the bill

D

dabs.com: a business within BT Enterprises, it is one of the UK’s leading internet retailers of IT and technology products

Dow Jones Sustainability Index: assesses 2,500 companies worldwide on their performance in areas such as corporate governance and ethical practices, investor relations, environmental management, community investment, human rights, health and safety, diversity, supply chain and risk management

DSL: digital subscriber line – a broadband service where existing wires between the local telephone exchange and a customer’s telephone sockets are transformed into a high-speed digital line

E

Ethernet: a popular standard or protocol for linking computers into a local area network

Ethernet Backhaul Direct: Openreach’s new backhaul product designed to meet the increasing need for high-bandwidth backhaul capability from customers wishing to connect their local access circuits back to their core networks

EMEA: Europe, the Middle East and Africa

EMP: Equivalence Management Platform – Openreach’s transactional platform that underpins all its interactions with communications providers. It can process up to 100,000 orders a day

EPS: earnings per share

ESIP: Employee Share Investment Plan – a plan under which BT can provide free shares to employees, and employees can buy shares in BT from pre-tax salaries

G

Gb: gigabits (per second)

GCTO: BT Group Chief Technology Office – responsible for creating BT’s innovation strategy

H

HDTV: high definition TV

I

IASB: International Accounting Standards Board – the board which sets International Financial Reporting Standards

ICT: information and communication technology

IFRS: International Financial Reporting Standards

IP: internet protocol – a packet-based protocol for delivering data – including voice and video – across networks

ISDN: integrated services digital network – an all digital network that enables a host of services to be carried together on the same circuits. It makes it possible for any two compatible pieces of connected equipment to talk to each other

ISO 9001: the international quality management standard

ISO 14001: the environmental management standard

ISP: internet service provider

BT Group plc Annual Report & Form 20-F	169

Additional information Glossary of terms

L

LAN: local area network – a network that operates within a limited geographical area, such as in a building. It connects a variety of data devices, such as PCs, servers and printers at a very high data rate

LLU: local loop unbundling – the process whereby BT’s exchange lines are physically disconnected from BT’s network and connected to other communication providers’ networks. This enables operators, other than BT, to use the company’s local loop to provide services to customers

M

managed solutions: where BT has complete responsibility for end-to-end design, implementation and control of managing and monitoring customer networks and services

Mb: megabits (per second)

MPLS: multi-protocol label switching – supports the rapid transmission of data across network routers, enabling modern networks to achieve high quality of service

MVNO: mobile virtual network operator. A mobile operator which does not own its own spectrum, and usually does not have its own network infrastructure. Instead, MVNOs have business arrangements with traditional mobile operators to buy minutes of use for sale to their own customers

N

N3: the national broadband network that BT is building for the NHS narrowband: non-broadband, fixed access network or line

NCC: network charge control

new wave: a collective name for networked IT, broadband and mobility products and services, to differentiate them from traditional voice services

O

Ofcom: the independent regulator and competition authority for the UK communications industries, with responsibilities across television, radio, telecommunications and wireless communications services

Openreach: Openreach looks after the ‘first mile’ of network, from the exchange through to homes and businesses. Its role is to provide services to all communications providers – including other BT lines of business – on a fair, equal and open basis

P

PPC: partial private circuit

PSTN: public switched telephone network

Q

Queen’s Award for Enterprise: the UK’s most prestigious award for business performance

R

re-usable capabilities: a set of re-usable components for use in product and service development. Instead of creating new systems, and deploying new hardware/software to build a product, product managers, network and systems designers will increasingly pick from a catalogue of common capabilities.

‘right first time’: the most important measure of whether we are keeping our promises to our customers and meeting or exceeding their expectations

Route2Learn (R2L): BT’s learning management system

S

SME: small or medium-sized enterprise

SMP: significant market power

U

Undertakings: a series of legally-binding commitments BT made to Ofcom, designed to bring greater transparency and certainty to the regulation of the telecommunications industry in the UK. They led to the formation of Openreach

UK GAAP: United Kingdom Generally Accepted Accounting Principles

US GAAP: United States Generally Accepted Accounting Principles

USO: universal service obligation

V

V-box: BT Vision is delivered through a set-top box – the V-box. This contains a personal digital recorder able to store up to 80 hours of content, pause or rewind live TV, and record programmes at the touch of a button

VoIP: voice over internet protocol – a method of transporting speech over the internet

W

WAN: wide area network – a network spread over a large geographical area

Wholesale Broadband Connect: a next generation 21CN broadband service offering a range of benefits including speeds up to 24Mb, guaranteed service level agreements, the ability to trade speed for stability and enhanced line diagnostics

Wi-Fi: wireless networking – the ability to connect to a network or a PC using radio as opposed to a physical (cabling) connection wireless cities: an initial group of 12 cities with networks set up by BT providing wire-free, high-speed broadband coverage which can be used for easy access to information and services in city centre locations and offer a range of new services for consumers, businesses and local authority workers

WLR: wholesale line rental – enables communications providers to offer their own-branded telephony services over the Openreach network

170	BT Group plc Annual Report & Form 20-F

Additional information

Additional information
Index

A	L

Accounting policies 88-95	Legal proceedings 27-28
Acquisitions 23-24, 53-54, 122-125	Line of business results 40-45
Acquisitions and disposals 23-24	Loans and other borrowings 115-116
Additional information 154-164
Alternative performance measures 55-56	M
Articles of Association 159-161
Associates and joint ventures 47, 113	Material contracts 161
Audit Committee, Report of the 62	Memorandum and Articles of Association 159-161
Audit and non audit services 133-134	Minority interests 119
Audit opinions 84, 85, 86, 140
N
B
Net debt 56, 109
Balance sheet 53-54, 99, 142-143, 148-149	Nominating Committee, Report of the 63
Board composition and role 60-62
Board of Directors and Operating Committee 58-60	O
BT Global Services 13, 42-43
BT Retail 13, 42-43	Off-balance sheet arrangements 53
BT Wholesale 14, 43-44	Openreach 14, 21-22, 44-45, 66, 133
Business policies 79-81	Operating Committee 60
Business review 11-35	Operating costs 39-40, 104
Operating profit 40
C	Operational statistics 152
Other operating income 39, 89, 104
Capital expenditure 53, 102, 103, 148	Other reserves 120
Capital gains tax 155	Our relationship with HM Government 27
Capital resources 52-53	Our vision 11
Cash and cash equivalents 92, 98, 109	Our wider responsibilities 30-33
Cash flow statement, group 98, 148	Outlook 13
Cautionary statement regarding forward-looking statements 154	Overview 2-9
Chairman’s message 6-7
Chief Executive’s statement 8-9	P
Competition 24-27
Consolidated financial statements 88-138	Pensions 35, 54, 67, 72-73
Corporate governance 58-82	Profit before taxation 47
Critical accounting policies 54-55	Property, plant and equipment 90, 111-112
Cross reference to Form 20-F 165-167	Provisions 91, 117-118
Customers 14-22	Publications 163-164

D	Q

Deferred taxation 118-119	Quarterly analysis of revenue and profit 145
Derivative financial instruments 92-93, 117, 134-138
Directors’ information 78	R
Directors’ remuneration, report on 64-77
Directors’ responsibility, statement of 84	Reconciliation of movements in equity 119
Directors, Report of the 10-82	Regulation and competition 24-27
Dividend investment plan 157	Related party transactions 121
Dividend mandate 156	Resources 28-30
Dividends 47, 91, 106, 141, 156-157, 159	Results announcements 157
Documents on display 163	Retained earnings 121
Retirement benefit plans 125-129
E	Return on capital employed 54
Risk factors, group 33-35
Earnings per share 12-13, 47, 108
Electronic communication 164	S
Employee plans 130-133
Environment, protecting the 31-32	Segmental analysis 100-103
Exchange rates 158	Selected financial data 146-149
Share and ADS prices 155
F	Share buy back 52, 158
Share capital 93, 120, 141
Financial commitments and contingent liabilities 121-122	Share based payment 91, 130-133, 141
Financial data, selected 146-149	ShareGift 158
Financial instruments and risk management 134-138	Shareholder communication 164
Financial review 37-56	Shareholdings, analysis of 156
Financial risk and capital management 50-53	Specific items 45-46, 105
Financial statements of BT Group plc 141-143	Statement of recognised income and expense, group 97
Financial statistics 150-151	Stock exchange listings 155
Financing 47-49	Strategy 11-13
Foreign currencies 89	Subsidiary undertakings and associate 144
Free cash flow 13, 49, 55
T
G
Taxation 47, 49-50, 91, 107, 141
Geographical information 39, 103	Taxation (US Holders) 161-163
Global Invest Direct 157	Total shareholder return 157
Glossary of terms 168-170	Trade and other payables 92, 117
Glossary of terms and US equivalents 139	Trade and other receivables 92, 114-115
Group results 38-40
U
I
Unclaimed Assets Register 158
Income statement, group 96-97	UK GAAP 147-149
Income statement, group (summarised) 37	US GAAP 147
Independent auditors, Report of the 85-86, 140
Individual savings accounts (ISAs) 158
Information for shareholders 154-164
Intangible assets 89-90, 110-111
Investments 112

BT Group plc Annual Report & Form 20-F	171

Notes

BT Group plc

Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816

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